As filed with the Securities and Exchange Commission on March 28, 2005
Registration Statement No. 333-112087

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to
Form S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NaviSite, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	52-2137343
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

400 Minuteman Road

Andover, Massachusetts 01810
(978) 682-8300
(Address, Including Zip Code, and Telephone Number Including Area Code, of Registrant’s Principal Executive Offices)

Arthur P. Becker

Chief Executive Officer and President
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
(978) 682-8300
(Name, Address, Including Zip Code, and Telephone Number Including Area Code, of Agent for Service)

Copies to:

Thomas B. Rosedale

Kevin P. Lanouette
Browne Rosedale & Lanouette LLP
31 St. James Avenue, Suite 850
Boston, MA 02116
(617) 399-6931

       Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.   ☐

       If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.   ☐

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ☐

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ☐

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ☐

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Offering Price	Aggregate Offering	Amount of
to be Registered	Registered	Per Share(1)	Price(1)	Registration Fee

Common Stock, par value $.01 per share	5,000,000	$6.50	$32,500,000	$3,825.25(2)

(1)	Estimated pursuant to Rule 457(c) solely for the purpose of computing the amount of the registration fee, and based on the average of the high and low prices of the Company’s Common Stock on the Nasdaq SmallCap Market on January 16, 2004.

(2)	A registration fee of $5,406.07 was previously paid in connection with the initial filing of this Registration Statement and Amendment No. 3 hereto, covering an aggregate of 10,350,000 shares. This Amendment No. 4 to the Registration Statement is being filed, among other things, to reduce the number of shares being registered hereby to 5,000,000 shares.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 28, 2005

5,000,000 Shares
Common Stock

NaviSite, Inc. is selling 5,000,000 shares of common stock. [                      ] has agreed to act as placement agent in connection with the offering and will use its best efforts to introduce us to investors. The placement agent has no commitment to buy any of the shares. The shares of common stock covered by this prospectus are being offered and sold only to “qualified institutional buyers” as defined by the Securities and Exchange Commission, and to other qualified purchasers as determined by the Company. The offer of shares is not being made in any jurisdiction to any person if the offer to, or acceptance by, the person would not be in compliance with the securities or “blue sky” laws of that jurisdiction.

Our common stock is traded on the Nasdaq SmallCap Market under the symbol “NAVI.” On March 24, 2005, the last reported sale price for our common stock was $1.70 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 7.

Maximum
	Per Share	Offering
Public offering price	$	$
Placement agent fee	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	Expenses estimated to be $850,000, all of which will be paid by us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                       , 2005

PROSPECTUS SUMMARY
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
DILUTION
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
INDEX TO NAVISITE, INC. CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NAVISITE, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
NAVISITE, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
NAVISITE, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
NAVISITE, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
NAVISITE, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE
NaviSite, Inc. and Subsidiaries Valuation and Qualifying Accounts
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
SIGNATURES
EXHIBIT INDEX
EX-23.2 CONSENT OF KPMG LLP
EX-23.3 CONSENT OF PWC LLP
EX-23.4 CONSENT OF KPMG LLP

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. We are offering shares only to “qualified institutional buyers” (as defined by the Securities and Exchange Commission) and to other qualified purchasers, as we so determine. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

   In this prospectus “we,” “us” and “our” refer to NaviSite, Inc. and its subsidiaries.

i

PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. You should read the entire prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks, and actual results could differ materially. Read this entire prospectus carefully, especially the risks described under “Risk Factors.”

Our Business

   We provide managed IT services to middle-market organizations, which include mid-sized companies, divisions of large multi-national companies and government agencies. Our service offerings allow our customers to outsource the management of their information technology applications and infrastructure, such as commerce systems, enterprise software applications and e-mail. We offer services that are designed to focus on the needs of middle-market organizations, where we believe the need for outsourcing is most acute. We believe that by using our services, our customers are able to focus on, and apply resources to, their core business operations by avoiding the significant ongoing investments required to replicate our infrastructure, performance, reliability and expertise.

   We currently operate in 14 data centers in the United States and one data center in the United Kingdom. We believe that our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. Our services combine our developed infrastructure with established processes and procedures for delivering managed IT services. Our high availability infrastructure, high performance monitoring systems, and proactive and collaborative problem resolution systems are designed to identify and address potentially crippling problems before they are able to disrupt customers’ operations.

   We currently service approximately 1,100 customers, including approximately 115 customers through our sales channel relationships. Our customers typically enter into service agreements with us for a term of one to three years, which provide for monthly payment installments, providing us with a base of recurring revenue. Our revenue increases by adding new customers or additional services to existing customers. Our overall base of recurring revenue is affected by new customers, renewals and terminations of agreements with existing customers.

   Since September 2002, we have completed six acquisitions. As a result, we believe we have developed a disciplined acquisition strategy and significant integration expertise that will allow us to further expand our service offering, grow our customer base and improve our overall profitability. As of January 31, 2005, we had incurred losses since our incorporation resulting in an accumulated deficit of approximately $451.1 million. During the fiscal quarter ended January 31, 2005, we had a net loss of approximately $4.6 million and for the six months ended January 31, 2005 we had a net loss of approximately $11.2 million.

   The audit report on our fiscal year 2004 consolidated financial statements from KPMG LLP, our independent registered public accounting firm, contains KPMG’s opinion that our recurring losses from operations since inception and accumulated deficit, as well as other factors, raise substantial doubt about our ability to continue as a going concern.

Our Services

   We offer a broad range of managed IT services that can be deployed quickly and cost-effectively. We specialize in developing, deploying and managing information technology infrastructure and applications for our customers. Since 1999, we have invested approximately $56 million in our operating platform and automation capabilities and have refined our processes over time across a large base of customers. Our services include:

•	Managed Application Services

•	Implementation and operational management of packaged applications including Oracle Enterprise, Enterprise One and E-Business Suite, Siebel CRM, Microsoft Business Solutions (Great Plains, Solomon, CRM), and custom e-Commerce systems

•	Software On Demand services using our NaviView collaborative application management system

•	Electronic Software Distribution using our content distribution platform

•	Managed Infrastructure Services

•	Managed hosting and data center services

•	Content Distribution and Acceleration

•	Colocation

•	Security

•	Bandwidth

   We are a Microsoft Gold Certified Partner, an Oracle Certified Partner, an Oracle reseller of JD Edwards EnterpriseOne and World software solutions, a Certified PeopleSoft hosting partner and a Siebel Reseller Partner. We support a broad portfolio of outsourced application services including financial management, supply chain management, human resources management and customer relationship management. We provide these services to a range of vertical industries through our direct sales force and channel relationships. The vertical industries we target include finance, healthcare, manufacturing and distribution, and communications and media.

   Our application support and software on demand services are facilitated by our proprietary NaviView collaborative application management platform. This platform enables us to provide highly efficient, effective and customized management of enterprise applications and information technology. Comprised of a suite of third-party and proprietary products, NaviView provides tools designed specifically to meet the needs of customers who outsource or want to provide on-demand application services. This platform is also used for electronic software distribution for software vendors.

   We believe that the combination of NaviView with our physical infrastructure and technical staff gives us a unique ability to provision on-demand application services for software providers for use by their customers. Because this on-demand provisioning capability is not dependent on the individual software application, NaviView is application and operating platform neutral. Designed to enable enterprise software applications to be provisioned and used as an on-demand solution, the NaviView technology allows us to offer new solutions to our software vendors and new products to our current customers.

Our Industry

   Many businesses are deploying Internet-enabled applications to enhance their core business operations, increase efficiency and remain competitive. The proliferation of these applications has created a strong demand for specialized information technology support and application expertise. The trend towards outsourced hosting and management of Internet-enabled applications is driven by the need to improve reliability and overall performance of the applications, the need to focus on core business operations, and the complexity and cost of managing the applications.

   Notwithstanding increasing demand for these services, we believe the number of providers of outsourced application hosting and management services has decreased over the past three years,

primarily as a result of industry consolidation and bankruptcies. We believe this consolidation trend will continue, and will benefit a small number of service providers that have the resources and infrastructure to cost effectively provide the scalability, performance, reliability and business continuity that customers expect.

Our Strategy

   Our goal is to become the leading provider of outsourced managed IT services for middle-market organizations, which include mid-sized companies, divisions of large multi-national companies and government agencies. Key elements of our strategy are to:

•	Deepen Existing Customer Relationships and Expand Our Customer Base. Most of our customers currently utilize only one of our service offerings. We plan to increase revenues with minimal additional cost by cross-selling our services to existing customers. We also plan to increase our customer base through direct sales and by expanding our channel relationships with key systems integrators and independent software vendors.

•	Improve Operating Margins Through Efficiencies. We have made significant improvements to our overall cost structure during the last twelve months. We intend to continue to improve operating margins as we improve the efficiency of our operations.

•	Grow Through Disciplined Acquisitions. We intend to derive much of our future growth through acquisitions of technologies, products and companies that improve our services and strengthen our position in our target markets.

•	Emphasize and Invest in New High-Growth Service Areas. We plan to target emerging high growth service areas and increase the number of services we provide to our customers.

Corporate Information

   We were formed in 1996 within CMGI, Inc., our former majority stockholder, to support the networks and host Web sites of CMGI, its subsidiaries and several of its affiliated companies. In 1997, we began offering and supplying Web site hosting and management services to companies not affiliated with CMGI. We were incorporated in Delaware in December 1998. In October 1999, we completed our initial public offering of common stock and remained a majority-owned subsidiary of CMGI until September 2002. In September 2002, ClearBlue Technologies, Inc., or CBT, and its subsidiaries became our majority stockholder upon CBT’s acquisition from CMGI and Hewlett-Packard Financial Services Company of all of their shares of our common stock then held, warrants to purchase our common stock and convertible promissory notes issued by us in exchange for shares of CBT common stock. In December 2002 and August 2003, CBT transferred shares of our common stock held by it to its stockholders, including the shares of our common stock currently held by Hewlett-Packard Financial Services Company. In connection with CBT’s August 2003 transfers to its stockholders of its remaining shares of our common stock, Atlantic Investors, LLC, the indirect majority stockholder of CBT, became our majority stockholder. As of March 4, 2005, Atlantic Investors owned approximately 60% of the issued and outstanding shares of our common stock. Following the completion of this offering, Atlantic Investors will own approximately 51% of our common stock, allowing it to continue to have significant influence over our management and affairs and the outcome of any corporate action requiring stockholder approval.

   Our corporate headquarters are located at 400 Minuteman Road, Andover, Massachusetts, and our telephone number is (978) 682-8300. Our Web site is found at www.navisite.com. The information available on, or that can be accessed through, our Web site is not a part of this prospectus.

The Offering

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after the offering	33,481,010 shares

Use of proceeds	We expect to receive net proceeds from this offering of approximately $8.7 million. We intend to use the net proceeds to us from this offering as follows:

• approximately $6.5 million for the repayment of a portion of indebtedness owed to Waythere, Inc. (formerly known as Surebridge, Inc.); and

• approximately $2.2 million for general corporate purposes, including working capital, and potential acquisitions of technologies, products and companies, although we have no current specific plans with respect to these amounts. We expect to receive total estimated net proceeds of approximately $2.67 million from this offering. We have already paid approximately $450,000 of offering-related expenses.

Nasdaq SmallCap Market symbol	NAVI

   The number of shares of our common stock outstanding after this offering is based on 28,481,010 shares outstanding as of February 28, 2005 and excludes as of February 28, 2005:

•	4,667,634 shares of common stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $3.86 per share, under our Amended and Restated 2003 Stock Incentive Plan, as amended;

•	3,003 shares of common stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $128.44 per share, under our 2000 Stock Option Plan;

•	211,206 shares of common stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $26.67 per share, under our 1998 Equity Incentive Plan; and

•	1,949,456 additional shares of common stock reserved for future issuance under all of our stock plans.

   Unless otherwise specifically stated, information throughout this prospectus assumes no conversion of any outstanding convertible promissory notes and no exercise of outstanding options or warrants to purchase shares of common stock.

   We have never declared or paid cash dividends on our common stock and do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. We expect that we will retain all future earnings to fund the growth and development of our business. We are also restricted from paying any cash dividends on our common stock by the terms of our amended accounts receivable financing agreement with Silicon Valley Bank.

SUMMARY CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

   You should read the summary consolidated financial data set forth below together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included later in this prospectus, and our consolidated financial statements and related notes beginning on page F-1 of this prospectus.

   On August 8, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of CBT in a business combination accounted for in a manner similar to a pooling-of-interest due to common control ownership. Accordingly, our consolidated financial statements have been restated for all periods prior to the business combination to include CBT’s financial results beginning on September 11, 2002, the date on which CBT acquired the controlling interest in us, after the elimination of intercompany balances.

Consolidated Statement of Operations Data:

						Pro Forma(2)
						Twelve Months
				Six Months Ended		Ended
	Year Ended July 31,			January 31,		July 31,

	2004	2003	2002	2005(4)	2004	2004

				(Unaudited)		(Unaudited)
Revenue	$91,126	$75,281	$40,968	$57,207	$45,802	$129,718
Revenue, related parties	46	1,310	18,453	68	—	46

Total revenue	91,172	76,591	59,421	57,275	45,802	129,764

Cost of revenue	68,379	70,781	67,000	43,454	34,682	95,997
Impairment, restructuring and other	917	—	68,317	34	633	917

Total cost of revenue	69,296	70,781	135,317	43,488	35,315	96,914

Gross profit (loss)	21,876	5,810	(75,896)	13,787	10,487	32,850

Operating expenses:
Product development	1,075	950	5,281	224	660	1,075
Selling and marketing	9,567	5,960	9,703	6,370	3,876	17,189
General and administrative	24,714	20,207	19,272	12,410	10,245	34,785
Impairment, restructuring and other	5,286	8,882	(2,633)	1,505	1,402	5,286

Total operating expenses	40,642	35,999	31,623	20,509	16,183	58,335

Loss from operations	(18,766)	(30,189)	(107,519)	(6,722)	(5,696)	(25,485)
Other income (expense):
Interest income	126	851	1,060	28	97	138
Interest expense	(3,181)	(43,403)	(14,718)	(3,825)	(1,279)	(6,844)
Other income (expense), net	468	(733)	(516)	76	86	468

Loss before income tax expense	(21,353)	(73,474)	(121,693)	(10,443)	(6,792)	(31,723)
Income tax expense	(1)	(153)	—	(765)	—	(1)

Net loss	$(21,354)	$(73,627)	$(121,693)	$(11,208)	$(6,792)	$(31,724)

Basic and diluted net loss per common share(1)	$(0.85)	$(6.32)	$(22.30)	$(0.40)	$(0.28)	$(1.14)

Basic and diluted weighted average number of common shares outstanding	25,160	11,654	5,457	27,936	24,624	27,734

Consolidated Balance Sheet Data:

	As of January 31, 2005

	Actual	As Adjusted(3)

	(Unaudited)
Cash and cash equivalents	$1,517	$4,184
Working capital (deficit)	(36,162)	(34,000)
Total assets	113,741	115,730
Accrued expenses, current portion	18,370	18,197
Debt	69,984	63,496
Long-term liabilities, excluding long-term notes payable	8,684	8,684
Stockholders’ equity	1,705	10,355

(1)	As discussed in the notes to our consolidated financial statements, in January 2003 we completed a 1-for-15 reverse stock split of our outstanding shares of common stock. All historical share and per share data have been adjusted for the reverse stock split.

(2)	The unaudited pro forma consolidated statement of operations data combines the unaudited consolidated statement of operations of NaviSite for the fiscal year ended July 31, 2004 with the unaudited condensed consolidated statement of operations of Surebridge for the ten months and nine days ended June 9, 2004.

(3)	Adjusted to give effect to this offering and the application of the net proceeds to us, including the repayment of approximately $6.5 million of indebtedness.

(4)	On June 10, 2004, NaviSite acquired substantially all the assets and liabilities of Surebridge, Inc. The consolidated statement of operations for the six months ended January 31, 2005 include the financial results of Surebridge, Inc.

RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

Risks Relating to Our Business

We have a history of losses and may never achieve or sustain profitability and may not continue as a going concern.

   We have never been profitable and may never become profitable. Since our incorporation in 1998, we have experienced operating losses and negative cash flows for each quarterly and annual period. As of January 31, 2005, we had incurred losses since our incorporation resulting in an accumulated deficit of approximately $451.1 million. During the six months ended January 31, 2005, we had a net loss of approximately $11.2 million. The audit report from KPMG LLP, our independent registered public accounting firm, relating to our fiscal year 2004 financial statements contains KPMG’s opinion that our recurring losses from operations since inception and accumulated deficit, as well as other factors, raise substantial doubt about our ability to continue as a going concern. We anticipate that we will continue to incur net losses in the future. We also have significant fixed commitments, including with respect to real estate, bandwidth commitments and equipment leases. As a result, we can give no assurance that we will achieve profitability or be capable of sustaining profitable operations. If we are unable to reach and sustain profitability, we risk depleting our working capital balances and our business may not continue as a going concern.

We may need to obtain additional financing, which may not be available on favorable terms, or at all.

   As of January 31, 2005, we had approximately $1.5 million of cash and cash equivalents and a working capital deficit of approximately $36.2 million. Our outstanding balance under our Silicon Valley Bank amended accounts receivable financing agreement as of January 31, 2005 was $20.4 million. If we do not complete this offering, or if we do complete this offering and then use a significant portion of the net proceeds we receive to acquire a company, technology or product, we will need to raise additional capital through various other equity or debt financings, and such capital may not be available on favorable terms or at all.

   Our projections for cash usage are based on a number of assumptions, including our ability to:

•	retain customers in light of market uncertainties and our uncertain future;

•	collect accounts receivables in a timely manner;

•	effectively integrate Surebridge and other recent acquisitions and realize forecasted cash savings; and

•	achieve other expected cash expense reductions.

Further, our projected use of cash and business results could be affected by continued market uncertainties, including delays or restrictions in information technology spending by customers or potential customers and any merger or acquisition activity.

   In recent years, we have generally financed our operations with proceeds from selling shares of our stock and borrowing funds. There can be no assurance that additional financing will be available on favorable terms, or at all. In addition, even if we find outside funding sources, we may be required to issue securities with greater rights than those currently possessed by holders of our common stock. We may also be required to take other actions that may lessen the value of our common stock or dilute our common stockholders, including borrowing money on terms that are not favorable to us or issuing additional equity securities. If we experience difficulties raising money in the future, our business and liquidity will be materially adversely affected.

We may not realize all of the anticipated benefits of our recent acquisition of Surebridge.

   On June 10, 2004, pursuant to an asset purchase agreement dated May 6, 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge for three million shares of our common stock and two promissory notes in the aggregate principal amount of approximately $39.3 million.

   The success of the acquisition depends, in part, on our ability to realize the anticipated synergies, cost savings and growth and marketing opportunities from integrating the businesses of Surebridge with the businesses of NaviSite. Our success in realizing these benefits and the timing of this realization depend upon the successful integration of the technology, personnel and operations of Surebridge. The integration of two independent companies is a complex, costly and time-consuming process. The difficulties of combining the operations of the companies include, among others:

•	retaining key employees;

•	consolidating corporate and administrative infrastructures;

•	maintaining customer service levels;

•	coordinating sales and marketing functions;

•	preserving the distribution, marketing, promotion and other important internal operations and third-party relationships of Surebridge;

•	minimizing the diversion of management’s attention from our current business;

•	coordinating geographically disparate organizations and data centers; and

•	retaining key customers.

   There can be no assurance that the integration of the Surebridge business with NaviSite will result in the realization of the full benefits that we anticipate in a timely manner or at all.

The convertible promissory notes we issued in the Surebridge acquisition may negatively affect our liquidity and our ability to obtain additional financing and operate and manage our business.

   On June 10, 2004, in connection with our acquisition of the Surebridge business, we issued two convertible promissory notes in the aggregate principal amount of approximately $39.3 million. We must repay the remaining outstanding principal of the notes with all interest accrued thereon, no later than June 10, 2006. On December 31, 2004, we repaid $800,000 of the outstanding principal. In addition, if we realize net proceeds in excess of $1.0 million from certain equity or debt financings or sales of assets, we are obligated to make a payment on the notes equal to 75% of the net proceeds.

   The notes, or the prepayment obligation thereon, may adversely affect our ability to raise or retain additional capital. If we commit an event of default under any of the promissory notes, which may include a default of obligations owed to other third parties, prior to the maturity date of the promissory notes, then the holders of the promissory notes may declare the notes immediately due and payable, which would adversely affect our liquidity and our ability to manage our business. Furthermore, the promissory notes contain restrictive covenants, including with respect to our ability to incur indebtedness.

Our common stockholders may suffer significant dilution in the future upon the conversion of outstanding securities and the issuance of additional securities in potential future acquisitions.

   The outstanding principal and accrued interest on the two promissory notes issued to Waythere, Inc. (formerly known as Surebridge, Inc.) are convertible into shares of our common stock at a conversion price of $4.642, at the election of the holder at any time following:

•	the first anniversary of the closing if the aggregate principal outstanding under the notes at such time is greater than or equal to $20.0 million;

•	the 18-month anniversary of the closing if the aggregate principal outstanding under the notes at such time is greater than or equal to $10.0 million;

•	the second anniversary of the closing; and

•	an event of default thereunder.

   If the promissory notes are converted into shares of common stock, Waythere may obtain a significant equity interest in NaviSite and other stockholders may experience significant and immediate dilution. Should Waythere elect to convert all of the initial principal amount of its two convertible promissory notes into shares of our common stock, Waythere would own approximately 11,287,000 shares of our common stock, which, based on our capitalization as of March 4, 2005, would be approximately 31% of our outstanding shares of common stock.

   In addition, our stockholders will experience further dilution to the extent that additional shares of our common stock are issued in potential future acquisitions.

Our financing agreement with Silicon Valley Bank includes various covenants and restrictions that may negatively affect our liquidity and our ability to operate and manage our business.

   As of January 31, 2005, we owed Silicon Valley Bank approximately $20.4 million under our amended accounts receivable financing agreement. The accounts receivable financing agreement generally restricts or limits, among other things, our ability to:

•	create or incur indebtedness;

•	sell, or permit any lien or security interest in, any of our assets;

•	enter into or permit any material transaction with any of our affiliates;

•	merge or consolidate with any other party, or acquire all or substantially all of the capital stock or property of another party, unless, among other things, the other party is in the same, or a similar line of business as us;

•	relocate our principal executive office or add any new offices or business locations;

•	change our state of formation;

•	change our legal name;

•	make investments;

•	pay dividends or make any distribution or payment or redeem, retire or purchase our capital stock; and

•	make or permit any payment on subordinated debt or amend any provision in any document relating to any subordinated debt.

Further, the accounts receivable financing agreement requires that we maintain EBITDA of at least $1.00 for every fiscal quarter. The agreement defines EBITDA as earnings before interest, taxes, depreciation and amortization in accordance with generally accepted accounting principles and excluding acquisition-related costs and one-time extraordinary charges.

   If we breach our accounts receivable financing agreement with Silicon Valley Bank, which may be deemed to have occurred upon an event of default under the promissory notes issued in the Surebridge transaction, a default could result. A default, if not waived, could result in, among other things, us not being able to borrow additional amounts from Silicon Valley Bank and all or a portion of our outstanding amounts may become due and payable on an accelerated basis, which would adversely affect our liquidity and our ability to manage our business. A default under the accounts receivable financing agreement could also result in a cross-default under the promissory notes issued in the Surebridge transaction, thereby accelerating the repayment obligation on the notes and also allowing the holder to elect to convert the principal and accrued interest thereon into shares of our common stock.

Our limited operating history with our current operating structure makes it difficult for us and our investors to evaluate our past performance and future prospects.

   We have completed a number of acquisitions since December 2002, including our June 2004 acquisition of the Surebridge business. Until a significant period of time elapses, it will be difficult to determine if we correctly valued these acquired businesses or adequately anticipated all of the demands that our growth will impose on our personnel, procedures and structures, including our financing and reporting control systems and management structure. Our limited operating history with our current structure makes it very difficult for you and us to evaluate or predict our ability to, among other things, retain customers, generate and sustain a revenue base sufficient to meet our operating expenses, and achieve and sustain profitability.

A significant portion of our revenue comes from one customer and, if we lost this customer, it would have a significant adverse impact on our business results and cash flows.

   The New York State Department of Labor represented approximately 8% and 14% of our consolidated revenue for the six months ended January 31, 2005 and January 31, 2004, respectively. The New York State Department of Labor has been a long-term customer of ours, but there can be no assurance that we will be able to retain this customer. Further, there can be no assurance that we will be able to maintain the same level of service to this customer or that our revenue from this customer will not decline or suffer a material reduction in future periods. The New York State Department of Labor is not obligated under our agreement to buy a minimum amount of services from us or designate us as its sole supplier of any particular service. This contract with The New York State Department of Labor, and its funding allowance, expires in June 2005. Further, The New York State Department of Labor has the right to terminate this contract at any time by providing us with 60 days notice. If we were to lose this customer or suffer a material reduction in the revenue generated from this customer, it would have a significant adverse impact on our business results and cash flows.

Atlantic Investors may have interests that conflict with the interests of our other stockholders and, as our majority stockholder, can prevent new and existing investors from influencing significant corporate decisions.

   Atlantic Investors owns approximately 60% of our outstanding capital stock as of March 4, 2005. Following completion of this offering, Atlantic Investors will own approximately 51% of our outstanding capital stock. In addition, Atlantic Investors holds a promissory note in the principal amount of $3.0 million due upon the earlier to occur of May 1, 2005, and five business days after our receipt of net proceeds from a financing or a sale of assets of at least $13.0 million, after our satisfaction of mandatory prepayment obligations under the promissory note issued to Surebridge. As of January 31, 2005, we had recorded accrued interest on this note in the amount of $0.5 million. Atlantic Investors has, and upon completion of this offering, will have, the power, acting alone, to elect a majority of our Board of Directors and has the ability to control our management and affairs and determine the outcome of any corporate action requiring stockholder approval, regardless of how our other stockholders may vote, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. Under Delaware law, Atlantic Investors is able to exercise its voting power by written consent, without convening a meeting of the stockholders, which means that Atlantic Investors could effect a sale or merger of us without the consent of our other stockholders. Atlantic Investors’ ownership of a majority of our outstanding common stock may have the effect of delaying, deterring or preventing a change in control of us or discouraging a potential acquiror from attempting to obtain control of us, which in turn could adversely affect the market price of our common stock. Following the completion of this offering, Atlantic Investors will continue to have significant influence over our management and affairs and the outcome of any corporate action requiring stockholder approval.

Members of our management group also have significant interests in Atlantic Investors, which may create conflicts of interest.

   Some of the members of our management group also serve as members of the management group of Atlantic Investors and its affiliates. Specifically, Andrew Ruhan, our Chairman of the Board, holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors. Arthur Becker, our President and Chief Executive Officer and a member of our Board of Directors, is the managing member of Madison Technology LLC, a managing member of Atlantic Investors. As a result, these NaviSite officers and directors may face potential conflicts of interest with each other and with our stockholders. They may be presented with situations in their capacity as our officers or directors that conflict with their fiduciary obligations to Atlantic Investors, which in turn may have interests that conflict with the interests of our other stockholders.

Acquisitions may result in disruptions to our business or distractions of our management due to difficulties in integrating acquired personnel and operations, and these integrations may not proceed as planned.

   Since December 2002, we have acquired ClearBlue Technologies Management, Inc., or CBTM (accounted for as an “as if pooling”), Avasta, Conxion, selected assets of Interliant, all of the shares of ten wholly-owned subsidiaries of ClearBlue Technologies, Inc., or CBT (accounted for as an “as if pooling”), and substantially all of the assets and liabilities of Surebridge. We intend to continue to expand our business through the acquisition of companies, technologies, products and services. Acquisitions involve a number of special problems and risks, including:

•	difficulty integrating acquired technologies, products, services, operations and personnel with the existing businesses;

•	difficulty maintaining relationships with important third parties, including those relating to marketing alliances and providing preferred partner status and favorable pricing;

•	diversion of management’s attention in connection with both negotiating the acquisitions and integrating the businesses;

•	strain on managerial and operational resources as management tries to oversee larger operations;

•	inability to retain and motivate management and other key personnel of the acquired businesses;

•	exposure to unforeseen liabilities of acquired companies;

•	potential costly and time-consuming litigation, including stockholder lawsuits;

•	potential issuance of securities in connection with an acquisition with rights that are superior to the rights of holders of our common stock, or which may have a dilutive effect on our common stockholders;

•	the need to incur additional debt or use cash; and

•	the requirement to record potentially significant additional future operating costs for the amortization of intangible assets.

   As a result of these problems and risks, businesses we acquire may not produce the revenues, earnings or business synergies that we anticipated, and acquired products, services or technologies might not perform as we expected. As a result, we may incur higher costs and realize lower revenues than we had anticipated. We may not be able to successfully address these problems and we cannot assure you that the acquisitions will be successfully identified and completed or that, if acquisitions are completed, the acquired businesses, products, services or technologies will generate sufficient revenue to offset the associated costs or other harmful effects on our business.

A failure to meet customer specifications or expectations could result in lost revenues, increased expenses, negative publicity, claims for damages and harm to our reputation and cause demand for our services to decline.

   Our agreements with customers require us to meet specified service levels for the services we provide. In addition, our customers may have additional expectations about our services. Any failure to meet customers’ specifications or expectations could result in:

•	delayed or lost revenue;

•	requirements to provide additional services to a customer at reduced charges or no charge;

•	negative publicity about us, which could adversely affect our ability to attract or retain customers; and

•	claims by customers for substantial damages against us, regardless of our responsibility for such failure, which may not be covered by insurance policies and which may not be limited by contractual terms of our engagement.

Our ability to successfully market our services could be substantially impaired if we are unable to deploy new infrastructure systems and applications or if new infrastructure systems and applications deployed by us prove to be unreliable, defective or incompatible.

   We may experience difficulties that could delay or prevent the successful development, introduction or marketing of hosting and application management services in the future. If any newly introduced infrastructure systems and applications suffer from reliability, quality or compatibility problems, market acceptance of our services could be greatly hindered and our ability to attract new customers could be significantly reduced. We cannot assure you that new applications deployed by us will be free from any reliability, quality or compatibility problems. If we incur increased costs or are unable, for technical or other reasons, to host and manage new infrastructure systems and applications or enhancements of existing applications, our ability to successfully market our services could be substantially limited.

Any interruptions in, or degradation of, our private transit Internet connections could result in the loss of customers or hinder our ability to attract new customers.

   Our customers rely on our ability to move their digital content as efficiently as possible to the people accessing their Web sites and infrastructure systems and applications. We utilize our direct private transit Internet connections to major network providers, such as Level 3, Global Crossing and XO Communications, as a means of avoiding congestion and resulting performance degradation at public Internet exchange points. We rely on these telecommunications network suppliers to maintain the operational integrity of their networks so that our private transit Internet connections operate effectively. If our private transit Internet connections are interrupted or degraded, we may face claims by, or lose, customers, and our reputation in the industry may be harmed, which may cause demand for our services to decline.

If we are unable to maintain existing and develop additional relationships with software vendors, the sales and marketing of our service offerings may be unsuccessful.

   We believe that to penetrate the market for managed IT services we must maintain existing and develop additional relationships with industry-leading software vendors. We license or lease select software applications from software vendors, including IBM, Microsoft, Micromuse and Oracle. Our relationships with Microsoft and PeopleSoft are critical to the operations and success of our recently acquired business from Surebridge. The loss of our ability to continually obtain, utilize or depend on any of these applications or relationships could substantially weaken our ability to provide services to our customers or require us to obtain substitute software applications that may be of lower quality or performance standards or at greater cost. In addition, because we generally license applications on a non-exclusive basis, our competitors may license and utilize the same software applications. In fact, many of the companies with which we have strategic relationships currently have, or could enter into, similar license agreements with our competitors or prospective competitors. We cannot assure you that software applications will continue to be available to us from software vendors on commercially reasonable terms. If we are unable to identify and license software applications that meet our targeted criteria for new application introductions, we may have to discontinue or delay introduction of services relating to these applications.

Our network infrastructure could fail, which would impair our ability to provide guaranteed levels of service and could result in significant operating losses.

   To provide our customers with guaranteed levels of service, we must operate our network infrastructure 24 hours a day, seven days a week without interruption. We must, therefore, protect our network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, terrorism, sabotage or other intentional acts of vandalism. Even if we take precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of our data centers could result in interruptions in the services we provide to our customers. We cannot assure you that our disaster recovery plan will address all, or even most, of the problems we may encounter in the event of a disaster or other unanticipated problem. We have experienced service interruptions in the past, and any future service interruptions could:

•	require us to spend substantial amounts of money to replace equipment or facilities;

•	entitle customers to claim service credits or seek damages for losses under our service level guarantees;

•	cause customers to seek alternate providers; or

•	impede our ability to attract new customers, retain current customers or enter into additional strategic relationships.

Our dependence on third parties increases the risk that we will not be able to meet our customers’ needs for software, systems and services on a timely or cost-effective basis, which could result in the loss of customers.

   Our services and infrastructure rely on products and services of third-party providers. We purchase key components of our infrastructure, including networking equipment, from a limited number of suppliers, such as IBM, Cisco Systems and F5 Networks. Our recently acquired business from Surebridge relies on products and services of Microsoft and PeopleSoft. There can be no assurance that we will not experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, systems and services. We cannot assure you that we will have the necessary hardware or parts on hand or that our suppliers will be able to provide them in a timely manner in the event of equipment failure. Our ability to obtain and continue to maintain the necessary hardware or parts on a timely basis could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service level guarantees.

We could be subject to increased operating costs, as well as claims, litigation or other potential liability, in connection with risks associated with Internet security and the security of our systems.

   A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. Several of our infrastructure systems and application services utilize encryption and authentication technology licensed from third parties to provide the protections necessary to ensure secure transmission of confidential information. We also rely on security systems designed by third parties and the personnel in our network operations centers to secure those data centers. Any unauthorized access, computer viruses, accidental or intentional actions and other disruptions could result in increased operating costs. For example, we may incur additional significant costs to protect against these interruptions and the threat of security breaches or to alleviate problems caused by such interruptions or breaches. If a third party were able to misappropriate a consumer’s personal or proprietary information, including credit card information, during the use of an application solution provided by us, we could be subject to claims, litigation or other potential liability.

Third-party infringement claims against our technology suppliers, customers or us could result in disruptions in service, the loss of customers or costly and time-consuming litigation.

   We license or lease most technologies used in the infrastructure systems and application services that we offer. Our technology suppliers may become subject to third-party infringement or other claims and assertions, which could result in their inability or unwillingness to continue to license their technologies to us. We cannot assure you that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could result in delays in service, installation or upgrades, the loss of customers or costly and time-consuming litigation.

We may be subject to legal claims in connection with the information disseminated through our network, which could divert management’s attention and require us to expend significant financial resources.

   We may face potential direct and indirect liability for claims of defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials disseminated through our network. For example, lawsuits may be brought against us claiming that content distributed by some of our current or future customers may be regulated or banned. In these and other instances, we may be required to engage in protracted and expensive litigation that could have the effect of diverting management’s attention from our business and require us to expend significant financial resources. Our general liability insurance may not cover any of these claims or may not be adequate to protect us against all liability that may be imposed. In addition, on a limited number of occasions in the past, businesses, organizations and individuals have sent unsolicited commercial e-mails from servers hosted at our facilities to a number of people, typically to advertise products or services. This practice, known as “spamming,” can lead to statutory liability as well as complaints against service providers that enable such activities, particularly where recipients view the materials received as offensive. We have in the past received, and may in the future receive, letters from recipients of information transmitted by our customers objecting to such transmission. Although we prohibit our customers by contract from spamming, we cannot assure you that our customers will not engage in this practice, which could subject us to claims for damages.

If we fail to attract or retain key officers, management and technical personnel, our ability to successfully execute our business strategy or to continue to provide services and technical support to our customers could be adversely affected and we may not be successful in attracting new customers.

   We believe that attracting, training, retaining and motivating technical and managerial personnel, including individuals with significant levels of infrastructure systems and application expertise, is a critical component of the future success of our business. Qualified technical personnel are likely to remain a limited resource for the foreseeable future and competition for these personnel is intense. The departure of any of our executive officers, particularly Arthur P. Becker, our President and Chief Executive Officer, or core members of our sales and marketing teams or technical service personnel, would have negative ramifications on our customer relations and operations, including adversely affecting the stability of our infrastructure and our ability to provide the guaranteed service levels our customers expect. Any officer or employee can terminate his or her relationship with us at any time. In addition, we do not carry life insurance on any of our personnel. Over the past two years, we have had significant reductions-in-force and departures of several members of senior management due to redundancies and restructurings resulting from the consolidation of our acquired companies. In the event future reductions or departures of employees occur, our ability to successfully execute our business strategy, or to continue to provide services to our customers or attract new customers, could be adversely affected.

The unpredictability of our quarterly results may cause the trading price of our common stock to fluctuate or decline.

   Our quarterly operating results may vary significantly from quarter-to-quarter and period-to-period as a result of a number of factors, many of which are outside of our control and any one of which may cause our stock price to fluctuate. The primary factors that may affect our operating results include the following:

•	a reduction of market demand and/or acceptance of our services;

•	an oversupply of data center space in the industry;

•	our ability to develop, market and introduce new services on a timely basis;

•	the length of the sales cycle for our services;

•	the timing and size of sales of our services, which depends on the budgets of our customers;

•	downward price adjustments by our competitors;

•	changes in the mix of services provided by our competitors;

•	technical difficulties or system downtime affecting the Internet or our hosting operations;

•	our ability to meet any increased technological demands of our customers; and

•	the amount and timing of costs related to our marketing efforts and service introductions.

   Due to the above factors, we believe that quarter-to-quarter or period-to-period comparisons of our operating results may not be a good indicator of our future performance. Our operating results for any particular quarter may fall short of our expectations or those of stockholders or securities analysts. In this event, the trading price of our common stock would likely fall.

If we are unsuccessful in pending and potential litigation matters, our financial condition may be adversely affected.

   We are currently involved in various pending and potential legal proceedings, including a class action lawsuit related to our initial public offering, a claim by the trustee in the bankruptcy of Engage, Inc. (a former CMGI subsidiary), and counterclaims by Lighthouse International in a suit in which we are the plaintiff. If we are ultimately unsuccessful in any of these matters, we could be required to pay substantial amounts of cash to the other parties. The amount and timing of any such payments could adversely affect our financial condition.

Risks Related to Our Industry

If the markets for outsourced information technology infrastructure and applications, Internet commerce and communication decline, there may be insufficient demand for our services and, as a result, our business strategy and objectives may fail.

   The increased use of the Internet for retrieving, sharing and transferring information among businesses and consumers is developing, and the market for the purchase of products and services over the Internet is still relatively new and emerging. Our industry has experienced periods of rapid growth, followed by a sharp decline in demand for products and services, which related to the failure in the last few years of many companies focused on developing Internet-related businesses. If acceptance and growth of the Internet as a medium for commerce and communication declines, our business strategy and objectives may fail because there may not be sufficient market demand for our hosting and application management services.

If we do not respond to rapid changes in the technology sector, we will lose customers.

   The markets for the technology-related services we offer are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. We may not be able to adequately adapt our services or to acquire new services that can compete successfully. In addition, we may not be able to establish and maintain effective distribution channels. We risk losing customers to our competitors if we are unable to adapt to this rapidly evolving marketplace.

The market in which we operate is highly competitive and is likely to consolidate, and we may lack the financial and other resources, expertise or capability needed to capture increased market share or maintain market share.

   We compete in the managed IT services market. This market is rapidly evolving, highly competitive and likely to be characterized by over-capacity and industry consolidation. Our competitors may consolidate with one another or acquire software application vendors or technology providers, enabling them to more effectively compete with us. Many participants in this market have suffered significantly in the last several years. We believe that participants in this market must grow rapidly and achieve a significant presence to compete effectively. This consolidation could affect prices and other competitive factors in ways that would impede our ability to compete successfully in the hosting and application management services market.

   Further, our business is not as developed as that of many of our competitors. Many of our competitors have substantially greater financial, technical and market resources, greater name recognition and more established relationships in the industry. Many of our competitors may be able to:

•	develop and expand their network infrastructure and service offerings more rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	take advantage of acquisitions and other opportunities more readily; or

•	devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.

We may lack the financial and other resources, expertise or capability needed to maintain or capture increased market share in this environment in the future. Because of these competitive factors and due to our comparatively small size and our lack of financial resources, we may be unable to successfully compete in the managed IT services market.

The emergence and growth of a market for our hosting and managed application services will be impaired if third parties do not continue to develop and improve Internet infrastructure.

   The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components forming the infrastructure of the Internet. Any perceived degradation in the performance of the Internet as a means to transact business and communicate could undermine the benefits and market acceptance of our services. Consequently, the market for our services will be impaired if improvements are not made to the entire Internet infrastructure to alleviate overloading and congestion.

Difficulties presented by international economic, political, legal, accounting and business factors could harm our business in international markets.

   We operate a data center in the United Kingdom and revenue from our foreign operations accounted for approximately 5% of our total revenue during the six months ended January 31, 2005. We recently expanded our operations to India, which could eventually broaden our customer service support and enable us to benefit from intellectual resources and cost savings associated with off-shore application development, support and infrastructure management. Although we expect to focus most of our growth efforts in the United States, we may enter into joint ventures or outsourcing agreements with third parties, acquire complementary businesses or operations, or establish and maintain new operations outside of the United States. Some risks inherent in conducting business internationally include:

•	unexpected changes in regulatory, tax and political environments;

•	longer payment cycles and problems collecting accounts receivable;

•	geopolitical risks such as political and economic instability and the possibility of hostilities among countries;

•	reduced protection of intellectual property rights;

•	fluctuations in currency exchange rates or imposition of restrictive currency controls;

•	our ability to secure and maintain the necessary physical and telecommunications infrastructure;

•	challenges in staffing and managing foreign operations;

•	employment laws and practices in foreign countries;

•	laws and regulations on content distributed over the Internet that are more restrictive than those currently in place in the United States; and

•	significant changes in immigration policies or difficulties in obtaining required immigration approvals.

Any one or more of these factors could adversely affect our international operations and consequently, our business.

We may become subject to burdensome government regulation and legal uncertainties that could substantially harm our business or expose us to unanticipated liabilities.

   It is likely that laws and regulations directly applicable to the Internet or to hosting and managed application service providers may be adopted. These laws may cover a variety of issues, including user privacy and the pricing, characteristics and quality of products and services. The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and hosting and managed application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and elsewhere and facilitate the activities of our customers in such jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence, employees or property in those states.

Risks Related to this Offering

The price of our common stock has been volatile, and may continue to experience wide fluctuations.

   Since January 2004, our common stock has closed as low as $1.41 per share and as high as $7.30 per share. The trading price of our common stock has been and may continue to be subject to wide fluctuations due to the risk factors discussed in this section and elsewhere in this prospectus. Fluctuations in the market price of our common stock may cause you to lose some or all of your investment. In addition, should the market price of our common stock be below $1.00 per share for an extended period, or if we fail to satisfy any other Nasdaq continued listing requirement, Nasdaq may delist our common stock, which would have an adverse effect on the trading of our common stock. On June 10, 2002, the listing of our common stock transferred from the Nasdaq National Market to the Nasdaq SmallCap Market because the market price of our common stock had failed to maintain compliance with the Nasdaq National Market’s minimum $1.00 per share continued listing requirement. A delisting of our common stock from Nasdaq could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, any such delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by suppliers, customers and employees.

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock.

   In recent years, our common stock has had limited trading activity. We cannot predict the extent to which investor interest in our stock will lead to the development of a more active trading market, how liquid that market might become or whether it will be sustained. As a result, sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could cause the price of our common stock to decline. Upon completion of this offering, we will have outstanding 33,481,010 shares of common stock assuming no exercise of outstanding options or warrants and no conversion of any convertible promissory notes. A substantial number of outstanding shares of our common stock is, and all of the shares sold in this offering upon issuance will be, freely tradable without restrictions or further registration under the Securities Act of 1933 unless these shares are purchased by our affiliates.

Anti-takeover provisions in our corporate documents may discourage or prevent a takeover.

   Provisions in our certificate of incorporation and our by-laws may have the effect of delaying or preventing an acquisition or merger in which we are acquired or a transaction that changes our Board of Directors. These provisions:

•	authorize the board to issue preferred stock without stockholder approval;

•	prohibit cumulative voting in the election of directors;

•	limit the persons who may call special meetings of stockholders; and

•	establish advance notice requirements for nominations for the election of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

The value of your investment in our common stock will be immediately and substantially diluted because the price you will pay for your shares in the offering is much greater than the tangible book value per share of our common stock.

   As of January 31, 2005, we had a negative tangible book value per share of $(2.32), which represents the amount of our total tangible assets less our total tangible liabilities, divided by the number of shares of our common stock outstanding. As a result, if you pay $2.00 per share in this offering, your investment will be diluted by approximately $3.71 per share and therefore, valued at only approximately $(1.71) per share. In the past, we have issued options and warrants to buy our common stock at prices below the offering price. You will experience further dilution to the extent that additional shares of our common stock are issued upon the exercise of outstanding stock options and warrants.

FORWARD-LOOKING STATEMENTS

   Some of the statements under sections entitled “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus and those made from time to time by us through our senior management constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and may involve unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements including, but not limited to prospects for future market growth. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative terms or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”

   Although we believe that the expectations in the forward-looking statements contained in this prospectus are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are based on our current expectations, and we disclaim any obligation to update these forward-looking statements for subsequent events or to explain why actual results differ unless otherwise required by law. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

   We expect to receive approximately $8.7 million from the sale of shares of common stock by us in this offering, based on the assumed offering price of $2.00 per share and after deducting the placement agent fees and estimated offering expenses that we are to pay.

   We intend to use our net proceeds from this offering for the following:

•	approximately $6.5 million for the repayment of a portion of the outstanding principal under the promissory notes issued to Waythere, Inc. (formerly known as Surebridge, Inc.); and

•	approximately $2.2 million for general corporate purposes, including working capital, and potential acquisitions of technologies, products and companies, although we have no current specific plans with respect to these amounts.

   We intend to seek acquisitions of businesses, products and technologies that are complementary to our business, and a portion of our net proceeds from this offering may also be used for such acquisitions. While we engage from time to time in discussions with respect to potential acquisitions, we have no current plans, commitments or agreements with respect to any such acquisitions, and there can be no assurances that any acquisitions will be made.

   The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, and amount of cash generated or used by our operations. Our management will have considerable discretion in applying the net proceeds of this offering. Our net proceeds of this offering may be used for corporate purposes that do not enhance our results of operations or do not yield a favorable return. Pending the uses described above, we intend to invest our net proceeds in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

   The following table sets forth for the periods indicated below the high and low prices on the Nasdaq SmallCap Market. All share prices below have been adjusted to reflect the 1-for-15 reverse split of our common stock effected January 7, 2003.

	High	Low

Year Ended July 31, 2003
First Quarter	4.20	1.50
Second Quarter	4.50	0.85
Third Quarter	1.86	0.92
Fourth Quarter	3.97	1.26
Year Ended July 31, 2004
First Quarter	5.45	2.31
Second Quarter	10.48	4.21
Third Quarter	8.00	3.74
Fourth Quarter	5.45	1.78
Year Ending July 31, 2005
First Quarter	3.64	1.32
Second Quarter	3.30	1.94
Third Quarter (through March 24, 2005)	2.29	1.50

   On March 24, 2005, the last sale price for our common stock as reported by the Nasdaq SmallCap Market was $1.70 per share. As of March 4, 2005, we had 109 holders of record of our common stock.

DIVIDEND POLICY

   We have never declared or paid cash dividends on our common stock and do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. We expect that we will retain all future earnings to fund the growth and development of our business. We are also restricted from paying any cash dividends on our common stock by the terms of our accounts receivable financing agreement with Silicon Valley Bank, as described in the “Liquidity and Capital Resources” section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included later in this prospectus. Any future determination related to dividend policy will be made, subject to the restrictions of the financing agreement with Silicon Valley Bank, at the discretion of our Board of Directors.

DILUTION

   Our net tangible book value as of January 31, 2005 was $(64,923,000), or $(2.32) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

   After giving effect to the sale by us of 5,000,000 shares of common stock in this offering at an assumed offering price of $2.00 per share, and after deducting the fees payable to the placement agent and estimated offering expenses payable by us, our adjusted net tangible book value as of January 31, 2005 would have been approximately $(56,273,000), or approximately $(1.71) per share. This amount represents an immediate increase in net tangible book value of approximately $0.61 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $3.71 per share to new investors purchasing shares of common stock in this offering at the assumed offering price. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed offering price per share		$2.00
Net tangible book value per share as of January 31, 2005	$(2.32)
Increase per share attributable to existing investors	0.61

Adjusted net tangible book value per share after this offering		$(1.71)

Dilution in net tangible book value per share to new investors		$3.71

CAPITALIZATION

(In thousands)

   The following table sets forth our consolidated cash and cash equivalents and capitalization as of January 31, 2005 on an actual basis, and as adjusted to give effect to this offering and the application of the proceeds to us after deducting placement agent fees and other expenses that we will pay and the repayment of approximately $6.5 million of outstanding principal under the promissory notes issued to Waythere, Inc. (formerly Surebridge, Inc.).

   You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus.

	As of January 31, 2005

		Effect of	As
	Actual	Offering	Adjusted

	(Unaudited)
Cash and cash equivalents	$1,517	$2,667	$4,184
Accounts receivable financing line, net	$20,293	$—	$20,293
Current notes payable	1,334	—	1,334
Current note payable to Atlantic Investors	3,000	—	3,000
Notes payable to Waythere, Inc. (formerly Surebridge, Inc.)	38,467	(6,488)	31,979
Notes payable to the AppliedTheory Estate	6,000	—	6,000
Long-term notes payable, less current portion	890	—	890

Total debt	69,984	(6,488)	63,496

Stockholders’ equity:
Preferred stock, $0.01 par value; Authorized: 5,000 shares; Issued and outstanding: no shares (actual and as adjusted)	—	—	—
Common stock, $0.01 par value; Authorized: 395,000 shares (actual and as adjusted); Issued and outstanding: 27,959 (actual); and 32,959 (as adjusted)	280	50	330
Deferred compensation	(1,138)	—	(1,138)
Accumulated other comprehensive income	45	—	45
Additional paid-in capital	453,580	8,600	462,180
Accumulated deficit	(451,062)	—	(451,062)

Total stockholders’ equity	1,705	8,650	10,355

Total capitalization	$71,689	$2,162	$73,851

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The unaudited pro forma Condensed Combined Statement of Operations for the year ended July 31, 2004 is included in this prospectus.

   The unaudited pro forma condensed combined statement of operations for the year ended July 31, 2004 combines our unaudited pro forma condensed consolidated statement of operations for the fiscal year ended July 31, 2004 with the unaudited condensed consolidated results of operations of Surebridge for the ten months and nine days ended June 9, 2004. As required under Article 11(c)(3) of Regulation S-X, Surebridge’s December 31, 2003 fiscal year end has been conformed to be within 93 days of our July 31, 2004 fiscal year end by using Surebridge’s results of operations for the ten months and nine days ended June 9, 2004 (actual Surebridge results of operations for the one month and twenty-one days ended July 31, 2004 are included in our condensed consolidated results of operations for the year ended July 31, 2004).

   The unaudited pro forma financial information is not necessarily indicative of our results of operations had the transaction assumed therein occurred, nor is it necessarily indicative of the results of operations which may be expected to occur in the future. Furthermore, the unaudited pro forma financial information is based on assumptions that we believe are reasonable and should be read in conjunction with our previously filed annual report on Form 10-K for the fiscal year ended July 31, 2004, quarterly reports on Form 10-Q for the fiscal quarters ended October 31, 2004 and January 31, 2005, our current report on Form 8-K dated June 10, 2004 (filed June 14, 2004) and our current report on Form 8-K dated (and filed) on September 2, 2004.

NAVISITE, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(Unaudited)
(In thousands, except per share data)

	Consolidated	Surebridge
	Navisite	Ten Months &			Pro Forma
	Twelve Months	Nine Days			Twelve Months
	Ended	Ended	Pro Forma		Ended
	July 31, 2004	June 9, 2004	Adjustments		July 31, 2004

Total revenue	$91,172	$38,592	$—		$129,764
Cost of revenue:
Cost of revenue	68,379	26,746	872	(a)	95,997
Impairment, restructuring and other	917	—			917

Total cost of revenue	69,296	26,746	872		96,914

Gross profit (loss)	21,876	11,846	(872)		32,850

Operating expenses:
Product development	1,075	—	—		1,075
Selling and marketing	9,567	7,622	—		17,189
General and administrative	24,714	10,071	—		34,785
Impairment, restructuring and other	5,286	—	—		5,286

Total operating expenses	40,642	17,693	—		58,335

Loss from operations	(18,766)	(5,847)	(872)		(25,485)
Other income (expense):
Interest income	126	12	—		138
Interest expense	(3,181)	(292)	(3,371	)(b)	(6,844)
Other income (expense), net	468	—	—		468

Loss before income tax expense	(21,353)	(6,127)	(4,243)		(31,723)
Income tax expense	(1)	—	—		(1)

Net loss	$(21,354)	$(6,127)	$(4,243)		$(31,724)

Basic and diluted net loss per share	$(0.85)				$(1.14)

Weighted average basic and diluted shares used in computing net loss per share	25,160		2,574	(c)	27,734

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Unaudited)

   On June 10, 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., or Surebridge, a privately held provider of managed application services for mid-market companies (now known as Waythere, Inc.), in exchange for two promissory notes in the aggregate principal amount of approximately $39.3 million, three million shares of our common stock and the assumption of certain liabilities of Surebridge at closing. In connection with the acquisition, we did not assume any obligations related to the redeemable convertible preferred stock of Surebridge. The primary reasons for the acquisition included the addition of service offerings, specific contractual relationships with PeopleSoft and Microsoft, and established contractual revenue base, as well as potential operational savings. As the primary reasons for the acquisition were not related to the tangible net assets of Surebridge, the purchase price was significantly in excess of the fair value of the net assets acquired. The acquisition was accounted for under the purchase method of accounting. The final purchase accounting is subject to final resolution of a net worth calculation. We have included the financial results of Surebridge in our consolidated financial statements beginning June 10, 2004, the date of acquisition.

   The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition, including adjustments made through January 31, 2005:

Surebridge

(In thousands)
Accounts receivable	$5,156
Other current assets	1,745
Long-term assets	573
Property and equipment	5,732
Goodwill	43,111
Customer lists	14,000

Total assets acquired	70,317

Accounts payable and accrued expenses	9,398
Other current liabilities	6,500
Long-term liabilities	1,002

Total liabilities assumed	16,900

Net assets acquired	$53,417

Pro Forma Adjustments and Assumptions

(A) Amortization Expense of the Customer Lists

   The amortization expense adjustment to cost of revenue in the pro forma condensed combined statement of operations was determined as follows (in thousands):

Elimination of pre-existing Surebridge amortization expense	$(1,200)
Amortization expense of customer lists resulting from the acquisition	2,072

Net adjustment	$872

   The net pro forma adjustment includes ten months and nine days of amortization expense of customer lists, as actual Surebridge results of operations for the one-month and twenty-one days ended July 31, 2004 are included in NaviSite’s condensed consolidated results of operations for the year ended

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(Unaudited)

July 31, 2004. Customer lists are being amortized over estimated useful lives ranging from five to eight years.

(B) Interest Expense on the Promissory Notes

   Interest expense on the two promissory notes payable, in the aggregate principal amount of approximately $39.3 million, is calculated at 10% annually. The pro forma condensed consolidated statement of operations assumes interest will be paid in full. The pro forma adjustment represents ten months and nine days of interest expense, as actual Surebridge results of operations for the one month and twenty-one days ended July 31, 2004 are included in NaviSite’s condensed consolidated results of operations for the year ended July 31, 2004. The interest expense recorded in the pro forma condensed combined statement of operations was calculated as follows (in thousands):

Ten Months &
Nine Days Ended
June 9, 2004

Promissory notes principal	$39,267
Interest rate	10%
Interest expense recorded	$3,371

   We must repay the outstanding principal of the promissory notes, with all accrued interest thereon, no later than June 10, 2006. In addition, if we realize net proceeds in excess of $1.0 million from certain equity or debt financings or sales of assets, we are obligated to make payments on the notes equal to 75% of the net proceeds.

(C) Weighted Average Basic and Diluted Shares

   The weighted average basis and diluted shares adjustment in the pro forma condensed consolidated statement of operations was determined as follows (in thousands):

Common Stock resulting from shares issued in conjunction with the acquisition	3,000
Less weighted average effect of shares issued in conjunction with the acquisition for the one month and twenty-one days the shares were outstanding	(426)

Net adjustment	2,574

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

   The following table provides selected consolidated financial data for the five years ended July 31, 2004 and the three and six months ended January 31, 2005 and 2004 and for the twelve months ended July 31, 2004 on a pro forma basis giving effect to the Surebridge acquisition. The statements of operations data for each of the three years ended July 31, 2004 and the balance sheet data as of July 31, 2004 and 2003 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The statements of operations data for each of the years ended July 31, 2001 and 2000 and the balance sheet data as of July 31, 2002, 2001 and 2000 shown below are derived from our audited consolidated financial statements, which are not included in this prospectus. The statements of operations data shown below for the three and six months ended January 31, 2005 and 2004 and the balance sheet data as of January 31, 2005 are derived from our unaudited financial statements included elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited financial statements. In addition, the unaudited pro forma condensed combined statements of operations for the twelve months ended July 31, 2004 combine the unaudited consolidated statement of operations of NaviSite for the fiscal year ended July 31, 2004 with the unaudited condensed consolidated statement of operations of Surebridge for the ten months and nine days ended June 9, 2004. Our historical results are not necessarily indicative of the results of operations for future periods, and the results of operations for the three and six months ended January 31, 2005 are not necessarily indicative of the results to be expected for the full year ending July 31, 2005. The following data is qualified in its entirety by and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

   On August 8, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of CBT in a business combination accounted for in a manner similar to a pooling-of-interest due to common control ownership. Accordingly, our consolidated financial statements have been restated for all periods prior to the business combination to include CBT’s financial results beginning on September 11, 2002, the date on which CBT acquired the controlling interest in us, after the elimination of intercompany balances.

Consolidated Statements of Operations Data:

						Three Months		Six Months		Pro Forma(2)
						Ended		Ended		Twelve Months
	Year Ended July 31,					January 31,		January 31,		Ended
										July 31,
	2004	2003	2002	2001	2000	2005(3)	2004	2005(3)	2004	2004

						(Unaudited)		(Unaudited)		(Unaudited)
Revenue	$91,126	$75,281	$40,968	$66,358	$24,870	$28,346	$22,329	$57,207	$45,802	$129,718
Revenue, related parties	46	1,310	18,453	36,368	24,893	35	—	68	—	46

Total revenue	91,172	76,591	59,421	102,726	49,763	28,381	22,329	57,275	45,802	129,764

Cost of revenue	68,379	70,781	67,000	127,155	68,496	20,634	16,758	43,454	34,682	95,997
Impairment, restructuring and other	917	—	68,317	1,930	—	34	—	34	633	917

Total cost of revenue	69,296	70,781	135,317	129,085	68,496	20,668	16,758	43,488	35,315	96,914

Gross profit (loss)	21,876	5,810	(75,896)	(26,359)	(18,733)	7,713	5,571	13,787	10,487	32,850

Operating expenses:
Product development	1,075	950	5,281	14,072	5,197	37	312	224	660	1,075
Selling and marketing	9,567	5,960	9,703	32,251	22,805	3,197	1,904	6,370	3,876	17,189
General and administrative	24,714	20,207	19,272	33,011	12,270	5,962	5,287	12,410	10,245	34,785
Impairment, restructuring and other	5,286	8,882	(2,633)	8,011	—	473	946	1,505	1,402	5,286

Total operating expenses	40,642	35,999	31,623	87,345	40,272	9,669	8,449	20,509	16,183	58,335

Loss from operations	(18,766)	(30,189)	(107,519)	(113,704)	(59,005)	(1,956)	(2,878)	(6,722)	(5,696)	(25,485)
Other income (expense):
Interest income	126	851	1,060	2,753	2,027	15	33	28	97	138
Interest expense	(3,181)	(43,403)	(14,718)	(8,042)	(1,001)	(1,927)	(670)	(3,825)	(1,279)	(6,844)
Other income (expense), net	468	(733)	(516)	292	9	1	76	76	86	468

						Three Months		Six Months		Pro Forma(2)
						Ended		Ended		Twelve Months
	Year Ended July 31,					January 31,		January 31,		Ended
										July 31,
	2004	2003	2002	2001	2000	2005(3)	2004	2005(3)	2004	2004

										(Unaudited)

						(Unaudited)		(Unaudited)
Loss before cumulative effect of change in accounting principle and income tax expense	(21,353)	(73,474)	(121,693)	(118,701)	(57,970)	(3,867)	(3,439)	(10,443)	(6,792)	(31,723)
Income tax expense	(1)	(153)	—	—	—	(765)	—	(765)	—	(1)

Loss before cumulative effect of change in accounting principle	(21,354)	(73,627)	(121,693)	(118,701)	(57,970)	(4,632)	(3,439)	(11,208)	(6,792)	(31,724)
Cumulative effect of change in accounting principle	—	—	—	(4,295)	—	—	—	—	—	—

Net loss	$(21,354)	$(73,627)	$(121,693)	$(122,996)	$(57,970)	$(4,632)	$(3,439)	$(11,208)	$(6,792)	$(31,724)

Basic and diluted net loss per common share:
Before cumulative effect of change in accounting principle	$(0.85)	$(6.32)	$(22.30)	$(30.18)	$(20.57)	$(0.17)	$(0.14)	$(0.40)	$(0.28)	$(1.14)
Cumulative effect of change in accounting principle	—	—	—	(1.09)	—	—	—	—	—	—

Basic and diluted net loss per common share(1)	$(0.85)	$(6.32)	$(22.30)	$(31.27)	$(20.57)	$(0.17)	$(0.14)	$(0.40)	$(0.28)	$(1.14)

Basic and diluted weighted average number of common shares outstanding	25,160	11,654	5,457	3,933	2,818	27,944	24,741	27,936	24,624	27,734

Consolidated Balance Sheet Data:

	As of July 31,					As of
						January 31,
	2004	2003	2002	2001	2000	2005

						(Unaudited)
Cash and cash equivalents	$3,195	$3,862	$21,842	$22,214	$77,947	$1,517
Working capital (deficit)	(36,711)	(16,301)	16,516	(9,683)	48,159	(36,162)
Total assets	123,864	69,371	53,534	112,266	175,461	113,741
Long-term obligations	50,224	13,577	28,073	69,852	24,988	54,041
Stockholders’ equity (deficit)	11,082	16,879	8,544	(6,962)	97,474	1,705

(1)	As discussed in the notes to our consolidated financial statements, in January 2003 we completed a 1-for-15 reverse stock split of our outstanding shares of common stock. All historical share and per share data have been adjusted for the reverse stock split.

(2)	The unaudited pro forma consolidated statement of operations data combines the unaudited condensed consolidated statement of operations of NaviSite for the fiscal year ended July 31, 2004 with the unaudited condensed consolidated statement of operations of Surebridge for the ten months and nine days ended June 9, 2004.

(3)	On June 10, 2004, NaviSite acquired substantially all the assets and liabilities of Surebridge, Inc. The consolidated statements of operations for the three and six months ended January 31, 2005 include the financial results of Surebridge, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth below. We expressly disclaim any intent or obligation to update any forward-looking statements after the date hereof to conform such statements to actual results or to changes in our opinions or expectations.

   Readers are urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business including, but not limited to, those discussed in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

   We provide managed IT services to middle-market organizations, which include mid-sized companies, divisions of large multi-national companies and government agencies. Our service offerings allow our customers to outsource the management of their information technology applications and infrastructure, such as commerce systems, enterprise software applications and e-mail. We offer services that are designed to focus on the needs of middle-market organizations, where we believe the need for outsourcing is most acute. We believe that by using our services, our customers are able to focus on, and apply resources to, their core business operations by avoiding the significant ongoing investments required to replicate our infrastructure, performance, reliability and expertise.

   We currently operate in 14 data centers in the United States and one data center in the United Kingdom. We believe that our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. Our services combine our developed infrastructure with established processes and procedures for delivering managed IT services. Our high availability infrastructure, high performance monitoring systems, and proactive and collaborative problem resolution systems are designed to identify and address potentially crippling problems before they are able to disrupt customers’ operations.

   We currently service approximately 1,100 customers, including 115 customers through our sales channel relationships. We provide our services to customers typically pursuant to agreements with a term of one to three years and monthly payment installments. As a result, these agreements provide us with a base of recurring revenue. Our revenue increases by adding new customers or additional services to existing customers. Our overall base of recurring revenue is affected by new customers, renewals or terminations of agreements with existing customers.

   A large portion of the costs to operate our data centers, such as rent, product development and general and administrative expenses, does not depend strictly on the number of customers or the amount of services we provide. As we add new customers or new services to existing customers, we generally incur limited additional expenses relating to telecommunications, utilities, hardware and software costs, and payroll expenses. We have substantial capacity to add customers to our data centers. Our relatively fixed cost base, sufficient capacity for expansion and limited incremental variable costs provide us with the opportunity to grow profitably. However, these same fixed costs present us with the risk that we may incur losses if we are unable to generate sufficient revenue.

   In recent years, we have grown through acquisitions of new businesses and have restructured our historical operations. Specifically, in December 2002, we acquired ClearBlue Technologies Management, Inc. (a wholly-owned subsidiary of our majority stockholder at the time of the acquisition and therefore was accounted for as a common control merger), adding application management and development capabilities to our Managed Application Services; in February 2003, we acquired Avasta, adding capabilities to our Managed Application Services; in April 2003, we acquired Conxion, providing key services to our Managed Application Services and Managed Infrastructure Services; in May 2003, we acquired assets of Interliant, forming the core of our Managed Messaging Services; and in August 2003 and April 2004, we acquired assets of CBT (which was our majority stockholder at that time and therefore was accounted for as a common control merger) related to colocation, bandwidth, security and disaster recovery services, enhancing our Managed Infrastructure Services. In June 2004, we acquired substantially all of the assets and liabilities of Surebridge adding significant capabilities to our Managed Application and Professional Services. Prior to September 2002, substantially all of our services were managed application services, and we have added managed infrastructure and managed messaging services and increased managed applications and professional services since that time. This transformation in our business will result in our recent results being more relevant to an understanding of our business than our historical results. We also expect to make additional acquisitions to take advantage of our available capacity, which will have significant effects on our financial results in the future.

   Our acquisitions of CBTM and assets of CBT were accounted for in a manner similar to a pooling-of-interest due to common control ownership. The assets and the liabilities of CBT, CBTM and NaviSite were combined at their historical amounts beginning on September 11, 2002, the date on which CBT obtained a majority ownership of NaviSite. Our acquisitions of Avasta and Conxion and selected assets of Interliant were accounted for using the purchase method of accounting and as such, the results of operations and cash flows relating to these acquisitions were included in our Consolidated Statement of Operations and Consolidated Statement of Cash Flows from their respective dates of acquisition of February 5, 2003, April 2, 2003 and May 16, 2003. Our acquisition of substantially all of the assets and liabilities of Surebridge was accounted for using the purchase method of accounting and the results of operations and cash flows relating to this acquisition have been included in our Consolidated Statement of Operations and Consolidated Statement of Cash Flows from its acquisition date of June 10, 2004.

   The audit report on our fiscal year 2004 consolidated financial statements from KPMG LLP, our independent registered public accounting firm, contains KPMG’s opinion that our recurring losses from operations since inception and accumulated deficit, as well as other factors, raise substantial doubt about our ability to continue as a going concern. While we cannot assure you that we will continue as a going concern, we believe that we have developed and are implementing an operational plan that aligns our cost structure with our projected revenue growth.

Results of Operations

   The following table sets forth the percentage relationships of certain items from our Consolidated Statements of Operations as a percentage of total revenue.

				Three Months		Six Months
				Ended		Ended
	Year Ended July 31,			January 31,		January 31,

	2004	2003	2002	2005	2004	2005	2004

				(Unaudited)		(Unaudited)
Revenue	99.9%	98.3%	68.9%	99.9%	100.0%	99.9%	100.0%
Revenue, related parties	0.1	1.7	31.1	0.1	0.0	0.1	0.0

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenue	75.0	92.4	112.8	72.7	75.1	75.9	75.7
Impairment, restructuring and other	1.0	0.0	115.0	0.1	0.0	0.0	1.4

Total cost of revenue	76.0	92.4	227.8	72.8	75.1	75.9	77.1

Gross profit (loss)	24.0	7.6	(127.8)	27.2	24.9	24.1	22.9

Operating expenses:
Product development	1.2	1.2	8.9	0.1	1.4	0.4	1.4
Selling and marketing	10.5	7.8	16.3	11.3	8.5	11.1	8.4
General and administrative	27.1	26.4	32.4	21.0	23.7	21.7	22.4
Impairment, restructuring and other	5.8	11.6	(4.4)	1.7	4.2	2.6	3.1

Total operating expenses	44.6	47.0	53.2	34.1	37.8	35.8	35.3

Loss from operations	(20.6)	(39.4)	(181.0)	(6.9)	(12.9)	(11.7)	(12.4)
Other income (expense):
Interest income	0.1	1.1	1.8	0.1	0.1	0.1	0.2
Interest expense	(3.4)	(56.7)	(24.8)	(6.8)	(2.9)	(6.8)	(2.8)
Other income (expense), net	0.5	(1.0)	(0.9)	0.0	0.3	0.1	0.2

Loss before income tax expense	(23.4)	(96.0)	(204.9)	(13.6)	(15.4)	(18.3)	(14.8)
Income tax expense	0.0	(0.2)	0.0	(2.7)	0.0	(1.3)	0.0

Net loss	(23.4)	(96.2)%	(204.9)%	(16.3)%	(15.4)%	(19.6)%	(14.8)%

Comparison of the Three and Six Months Ended January 31, 2005 and 2004

Revenue

   We derive our revenue from managed IT services. The Company offers a full range of services including design, implementation, optimization, upgrade, application development, fully hosted and remote application management, managed services, content delivery, colocation, and Software as a Service enablement. Substantially all revenue is generated from customers in the United States.

   Total revenue for the three months ended January 31, 2005 increased 27.1% to approximately $28.4 million from approximately $22.3 million for the three months ended January 31, 2004. The overall growth in revenue was mainly due to the revenue resulting from our fiscal year 2004 acquisition of Surebridge which contributed approximately $10.2 million in revenue during the three months ended January 31, 2005. The increased revenue during the second fiscal quarter of 2005 was partially offset by net lost customer revenue of approximately $4.1 million. Revenue from related parties during the three months ended January 31, 2005 totaled $35,000, while there was no related party revenue during the three months ended January 31, 2004.

   Total revenue for the six months ended January 31, 2005 increased 25.0% to approximately $57.3 million from approximately $45.8 million for the six months ended January 31, 2004. The overall growth in revenue was mainly due to the revenue resulting from our fiscal year 2004 acquisition of Surebridge which contributed approximately $20.4 million in revenue during the six months ended

January 31, 2005. The increased revenue during the first half of fiscal year 2005 was partially offset by net lost customer revenue of approximately $8.9 million. Revenue from related parties during the six months ended January 31, 2005 totaled $68,000, while there was no related party revenue during the six months ended January 31, 2004.

Gross Profit

   Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related Internet connectivity charges, equipment costs and related depreciation and costs to run our data centers, such as rent and utilities.

   Gross profit of $7.7 million for the three months ended January 31, 2005 increased approximately $2.1 million, or 38.4%, from a gross profit of approximately $5.6 million for the three months ended January 31, 2004. Gross profit for the second fiscal quarter of 2005 represented 27.2% of total revenue, as compared to 24.9% of total revenue for the second fiscal quarter of 2004. Total cost of revenue increased approximately 23.3% to $20.7 million during the second fiscal quarter of 2005 from approximately $16.8 million during the second fiscal quarter of 2004. The increase in cost of revenue of $3.9 million resulted primarily from the costs associated with the increased revenue and an increase in amortization expense for intangible assets resulting from the 2004 Surebridge acquisition, partially offset by cost reductions related to facility rent, utilities, equipment rental, hardware maintenance, and bandwidth. Total cost of revenue was 72.8% of total revenue for the second fiscal quarter of 2005 as compared to 75.1% of total revenue for the second fiscal quarter of 2004.

   Gross profit of $13.8 million for the six months ended January 31, 2005 increased approximately $3.3 million, or 31.5%, from a gross profit of approximately $10.5 million for the six months ended January 31, 2004. Gross profit for the first half of fiscal year 2005 represented 24.1% of total revenue, as compared to 22.9% of total revenue for the first half of fiscal year 2004. Total cost of revenue increased approximately 23.1% to $43.5 million during the first half of fiscal year 2005 from approximately $35.3 million during the first half of fiscal year 2004. The increase in cost of revenue of $8.2 million resulted primarily from the costs associated with the increased revenue and an increase in amortization expense for intangible assets resulting from the 2004 Surebridge acquisition, partially offset by cost reductions related to facility rent, utilities, equipment rental, bandwidth and depreciation expense. Total cost of revenue for the six months ended January 31, 2005 and 2004 includes impairment, restructuring and other charges totaling $34,000 and $0.6 million, respectively. Total cost of revenue was 75.9% of total revenue for the first half of fiscal year 2005 as compared to 77.1% of total revenue for the first half of fiscal year 2004.

Cost of Revenue — Impairment, Restructuring and Other

   During the first half of fiscal year 2004, we recorded a $0.6 million lease abandonment charge related to our data center space located at Westwood Center, Vienna, VA as a component of total cost of revenue. During the same period of fiscal year 2005, we recorded an additional $34,000 lease abandonment charge related to our data center space located at Westwood Center, Vienna, VA as a component of total cost of revenue.

Operating Expenses

   Product Development. Product development expense consists primarily of salaries and related costs.

   Product development expense decreased 88.1% to approximately $37,000 during the three months ended January 31, 2005 from approximately $312,000 during the three months ended January 31, 2004 and represented approximately 0.1% and 1.4% of total revenue for the second fiscal quarter of 2005 and 2004, respectively. The decrease in product development expense of approximately $275,000 is primarily related to decreased salary expense resulting from a decreased headcount.

   Product development expense decreased 66.1% to approximately $224,000 during the six months ended January 31, 2005 from approximately $660,000 during the six months ended January 31, 2004 and represented approximately 0.4% and 1.4% of total revenue for the first half of fiscal years 2005 and 2004, respectively. The decrease in product development expense of approximately $436,000 is primarily related to decreased salary expense resulting from a decreased headcount.

   Selling and Marketing. Selling and marketing expense consists primarily of salaries and related benefits, commissions and marketing expenses such as advertising, product literature, trade show, and marketing and direct mail programs.

   Selling and marketing expense increased 67.9% to approximately $3.2 million, or 11.3% of total revenue, during the three months ended January 31, 2005 from approximately $1.9 million, or 8.5% of total revenue, during the three months ended January 31, 2004. The increase of approximately $1.3 million resulted primarily from increased salary expense and related costs, sales commissions and travel, primarily due to an increased headcount of direct selling personnel.

   Selling and marketing expense increased 64.3% to approximately $6.4 million, or 11.1% of total revenue, during the six months ended January 31, 2005 from approximately $3.9 million, or 8.5% of total revenue, during the six months ended January 31, 2004. The increase of approximately $2.5 million resulted primarily from increased salary expense and related costs, sales commissions and travel, primarily due to an increased headcount of direct selling personnel.

   General and Administrative. General and administrative expense includes the costs of financial, human resources, IT and administrative personnel, professional services, bad debt and corporate overhead.

   General and administrative expense increased 12.8% to approximately $6.0 million, or 21.0% of total revenue, during the three months ended January 31, 2005 from approximately $5.3 million, or 23.7% of total revenue, during the three months ended January 31, 2004. The increase of approximately $0.7 million was primarily the result of increased salary expense resulting from an increased headcount, as well as increases in bad debt expense and bank charges related to our financing agreement with Silicon Valley Bank, partially offset by decreases in facility rent, facility moving costs, depreciation and litigation expense.

   General and administrative expense increased 21.1% to approximately $12.4 million, or 21.7% of total revenue, during the six months ended January 31, 2005 from approximately $10.2 million, or 22.4% of total revenue, during the six months ended January 31, 2004. The increase of approximately $2.2 million was primarily the result of increased salary expense resulting from an increased headcount, as well as increases in severance, bad debt expense and bank charges related to our financing agreement with Silicon Valley Bank, partially offset by decreases in facility rent, facility moving costs, depreciation and litigation expense.

Operating Expenses — Impairment, Restructuring and Other

   Costs associated with the abandonment of leased facilities and the impairment of property and equipment included in impairment, restructuring and other expense within operating expenses were approximately $0.5 million during the three months ended January 31, 2005, as compared to approximately $0.9 million during the three months ended January 31, 2004. The $0.5 million charge during the second fiscal quarter of 2005 related to revised assumptions associated with our impaired facilities. The $0.9 million charge recorded during the second fiscal quarter of 2004 related to the abandonment of administrative office space.

   Costs associated with the abandonment of leased facilities and the impairment of property and equipment included in impairment, restructuring and other expense within operating expenses were approximately $1.5 million during the six months ended January 31, 2005, as compared to approximately $1.4 million during the six months ended January 31, 2004. The $1.5 million charge during the first half of fiscal year 2005 related to revised assumptions associated with our impaired facilities, the abandonment of an administrative facility and an impairment charge for property and equipment, consisting primarily of leasehold improvements, relating to the same location. The $1.4 million charge recorded during the first half of fiscal year 2004 related to the abandonment of administrative office space.

Interest Income

   During the three and six months ended January 31, 2005, interest income decreased 54.5% and 71.1%, respectively, from the comparable prior periods to approximately $15,000 and $28,000, respectively. The decreases were due primarily to the reduced levels of average cash on hand.

Interest Expense

   During the three and six months ended January 31, 2005, interest expense increased 187.6% and 199.1%, respectively, from the comparable prior periods. The increases from the comparative periods are primarily related to the addition of the Surebridge notes.

Income Tax Expense

   The Company recorded $0.8 million of deferred income tax expense during the three and six months ended January 31, 2005 as compared to no deferred income tax expense during the comparable periods of fiscal year 2004. No income tax benefit was recorded for the losses incurred due to a valuation allowance recognized against deferred tax assets. The deferred tax expense resulted from tax goodwill amortization related to the Surebridge acquisition in June 2004. For tax purposes, the acquisition was accounted for as an asset acquisition. Accordingly, the acquired goodwill and intangible assets are amortizable for tax purposes over fifteen years. For financial statement purposes, goodwill is not amortized, but is tested for impairment annually. Therefore, the tax amortization of goodwill results in a taxable temporary difference, which fits the indefinite reversal criteria since it will not be reversed until the goodwill is impaired or written off, and is not offset by deductible temporary differences, such as net operating loss carryforwards. Management is presently negotiating a final working capital settlement with respect to the Surebridge acquisition, which is expected to result in a reduction of reported goodwill in the third quarter of fiscal year 2005, and a corresponding reduction in income tax expense in future periods.

Comparison of the Years 2004, 2003 and 2002

Revenue

   We derive our revenue from managed IT services. The Company offers a full range of services including design, implementation, optimization, upgrade, application development, fully hosted and remote application management, managed services, content delivery, colocation, and Software as a Service enablement. Substantially all revenue is generated from customers in the United States.

   Total revenue for fiscal year 2004 increased 19% to approximately $91.2 million from approximately $76.6 million in fiscal year 2003. The overall growth in revenue was mainly due to the full year impact of the revenue resulting from our fiscal year 2003 acquisitions and revenue resulting from our fiscal year 2004 acquisitions which combined contributed approximately $33.8 million in revenue during the year ended July 31, 2004. The increased revenue during fiscal year 2004 was partially offset by net lost customer revenue of approximately $19.6 million. Revenue from related parties decreased 96% during the year ended July 31, 2004 to approximately $46,000 from approximately $1.3 million during the year ended July 31, 2003.

   Total revenue for fiscal year 2003 increased 29% to approximately $76.6 million from approximately $59.4 million in fiscal year 2002. The overall growth in revenue was mainly due to revenue resulting from an increased number of customers gained pursuant to our acquisitions, which contributed approximately $48.7 million in revenue during fiscal year 2003, offset by net lost customer revenue of approximately $31.5 million. Revenue from non-related parties increased by 84% to approximately $75.3 million in fiscal year 2003 from approximately $41.0 million in fiscal year 2002 but was offset by a decline in revenue from related parties. Revenue from related parties decreased by 93% to approximately $1.3 million in fiscal year 2003 from approximately $18.5 million in 2002. Revenue from related parties principally consisted of sales of services to CMGI and its affiliates until September 2002 when CMGI sold its equity and debt interests in us to CBT, and then this related party revenue was recorded as revenue. The decrease in related party revenue for fiscal year 2003 as compared to fiscal year 2002 was primarily attributable to CMGI’s affiliates terminating their relationships with us upon the completion of their contracts.

   Included in fiscal year 2002 revenue is approximately $2.9 million in non-recurring revenue from early contract termination settlements, primarily from related parties, including $2.4 million from the termination of a web hosting agreement with Engage, Inc.

   In fiscal year 2004, one unrelated customer accounted for 12% of our revenue. In fiscal year 2003, one unrelated customer accounted for 21% of our revenue and in fiscal year 2002 one CMGI affiliate accounted for approximately 11% of our revenue.

Gross Profit (Loss)

   Cost of revenue consists primarily of salaries and benefits for operations personnel, bandwidth fees and related Internet connectivity charges, equipment costs and related depreciation and costs to run our data centers, such as rent and utilities.

   Gross profit of $21.9 million for the year ended July 31, 2004 increased approximately $16.1 million, or 277%, from a gross profit of approximately $5.8 million for the year ended July 31, 2003. Gross profit for fiscal year 2004 represented 24% of total revenue, as compared to 8% of total revenue for fiscal year 2003. Total cost of revenue decreased approximately 2% to $69.3 million in fiscal year 2004 from approximately $70.8 million in fiscal year 2003. The decrease in cost of revenue of $1.5 million resulted primarily from cost reductions relating to the integration of our acquisitions, the scaling of our fixed infrastructure costs over a larger revenue/customer base, and the reduction of depreciation expense due to lower levels of capital equipment purchases, partially offset by an increase in amortization of intangible assets related to our fiscal 2003 and 2004 acquisitions. Included in total cost of revenue for fiscal year 2004 are impairment and restructuring charges totaling $917,000.

   Gross profit of $5.8 million for the year ended July 31, 2003 increased approximately $81.7 million, from a gross loss of $75.9 million for the year ended July 31, 2002. Total cost of revenue decreased 48% to approximately $70.8 million in fiscal year 2003 from approximately $135.3 million in fiscal year 2002. An impairment charge of $68.3 million is included in total cost of revenue for fiscal year 2002. The increase in cost of revenue, net of the impairment charge, of $3.8 million resulted primarily from the addition of approximately $14.2 million in cost of revenue from the acquisitions of subsidiaries of CBT netted with a $10.4 million reduction in our cost of revenue. The $10.4 million reduction in our cost of revenue consisted primarily of reductions in depreciation of $11.1 million, equipment lease and related costs of $6.4 million due to restructuring that took place in fiscal year 2002 partially offset by increases in labor costs of $4.0 million, bandwidth costs of $1.6 million and software licenses of $1.4 million related to acquisitions made in fiscal year 2003.

Cost of Revenue — Impairment, Restructuring and Other

   Costs associated with impairment, restructuring and other were $0.9 million in fiscal year 2004, and relate to the abandonment of data center space at our Vienna, Virginia facility.

   In fiscal year 2002, we recorded a $68.3 million impairment charge related to leased and owned equipment and long-lived assets. The components of this charge are as follows:

•	As a result of a physical inventory of our customer-dedicated equipment, we recorded an impairment charge of $1.5 million for obsolete equipment and for equipment no longer on hand and identified certain excess assets not in use.

•	We modified the payment amounts and terms of operating leases with three equipment vendors such that the modified leases qualify as capital leases. One of the resulting capital leases is payable in 24 equal monthly payments of $38,000, starting in December 2001. The second capital lease has total payments of $2.6 million, of which $1.0 million was paid in the second quarter of fiscal year 2002 and $1.6 million was paid in fiscal year 2003. The third capital lease is payable in 28 monthly payments of $4,700 for the first four months and $20,400 for the remaining 24 months, starting in April 2002. The equipment under all resulting capital leases was capitalized at the fair market value of the equipment at the time of the modification, determined to be $1.1 million, which was lower than the present value of the future minimum lease payments based on our estimated incremental borrowing rate of 12%. Because the fair market value of the equipment was less than the consideration given, based on a third-party appraisal, we recorded an asset impairment charge of approximately $1.0 million. In addition, we returned some equipment held under operating leases with one of the above lessors and incurred and paid a breakage fee of $397,000.

•	We recorded a net $1.9 million charge representing the future estimated remaining minimum lease payments related to certain idle equipment held under various operating leases. The equipment had previously been rented to former customers under operating leases, and upon the loss of the customer, the equipment became idle. Based on our then forecasts, the equipment would not be utilized before the related operating leases expired and/or the equipment became obsolete.

•	We evaluated the current and forecasted utilization of our purchased software licenses. As a result of this evaluation, during the second quarter of fiscal year 2002, we recorded a $365,000 impairment for software licenses that would not be utilized before the licenses expired and/or became obsolete.

•	We finalized agreements with various equipment lessors whereby we purchased equipment previously held under operating leases for approximately $42.0 million. The fair market value of the equipment at the time of purchase, based on third-party appraisal, was approximately $14.3 million. As the aggregate fair market value of the equipment, based on third-party appraisal, was less than the aggregate consideration given, we recorded an asset impairment charge of approximately $24.9 million, as a separate component of cost of revenue, in fiscal year 2002.

•	A number of factors occurring during the fourth quarter of fiscal year 2002 impacted our long-lived assets including both our expected future cash flow generation and our expected utilization of the assets within revised operating plans. These factors included the further deterioration of market conditions within our industry, excess capacity in the industry and in our two data centers, our anticipated data center utilization and our revised business model.

   Based on these factors and their impact on current and future projected cash flows, we performed an assessment of the carrying value of our long-lived assets pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” The conclusion of this assessment was that the decline in market conditions within our industry was significant and other than temporary. In this assessment, we reviewed our long-lived assets, which included property, equipment and goodwill. The carrying amount of goodwill, which totaled $186,000, was considered unrecoverable and was written-off as of July 31, 2002 and was included as a component of general and administrative expense.

   In accordance with SFAS No. 121, the measurement of the impairment loss of property and equipment was based on the fair value of the asset, as determined by third-party appraisal. Management determined that the best measure of fair value for the property and equipment was a combination of the market and cost approaches. The cost approach was utilized to determine the fair value of certain computer hardware, leasehold improvements, office furniture and equipment and construction in progress. The cost approach utilizes estimated replacement/reproduction cost, with allowances for physical depreciation and functional obsolescence (i.e. asset utilization). For certain equipment and leasehold improvements, the market approach was used. The market approach typically includes comparing recent sales of similar assets and adjusting these comparable transactions based on factors such as age, condition, and type of sale to determine fair value. Based on the appraised fair value of the property and equipment, we recorded an impairment charge of approximately $38.1 million during the fourth quarter of fiscal year 2002.

Operating Expenses

   Product Development. Product development expense consists primarily of salaries and related costs.

   Product development expense increased 13% to approximately $1.1 million in fiscal year 2004 from approximately $950,000, in fiscal year 2003 and represented approximately 1.2% of total revenue in both fiscal years. The increase in product development expense of approximately $125,000 is primarily related to increased salary expense resulting from an increased headcount.

   Product development expense decreased 82% to approximately $950,000, or 1.2% of total revenue, in fiscal year 2003 from approximately $5.3 million, or 8.9% of total revenue, in fiscal year 2002. The decrease in product development expenses is primarily related to reduced headcount and related costs resulting from the decrease in product development personnel in fiscal year 2003 from fiscal year 2002, combined with a reduction in allocated depreciation and equipment rental expense.

   Selling and Marketing. Selling and marketing expense consists primarily of salaries and related benefits, commissions and marketing expenses such as advertising, product literature, trade show, and marketing and direct mail programs.

   Selling and marketing expense increased 61% to approximately $9.6 million, or 10.5% of total revenue, in fiscal year 2004 from approximately $6.0 million, or 7.8% of total revenue, in fiscal year 2003. The increase of approximately $3.6 million resulted primarily from increased salary expense resulting from an increased headcount of selling personnel as well as an increase in marketing program costs.

   Selling and marketing expense decreased 39% to approximately $6.0 million, or 7.8% of total revenue, in fiscal year 2003 from approximately $9.7 million, or 16.3% of total revenue, in fiscal year 2002. The decrease of approximately $3.7 million resulted primarily from a reduction in salary and related costs of approximately $2.6 million, a reduction of allocated rent of approximately $800,000 and a reduction in marketing program costs of approximately $300,000.

   General and Administrative. General and administrative expense includes the costs of financial, human resources, IT and administrative personnel, professional services, bad debt and corporate overhead.

   General and administrative expense increased 22% to approximately $24.7 million, or 27.1% of total revenue, in fiscal year 2004 from approximately $20.2 million, or 26.4% of total revenue, in fiscal year 2003. The increase of approximately $4.5 million was primarily the result of increased salary expense resulting from an increased headcount, as well as increases in legal expenses and bad debt expense partially offset by decreases in severance, consulting, insurance and accounting fees.

   General and administrative expense increased 4.9% to approximately $20.2 million, or 26.4% of total revenue, in fiscal year 2003 from approximately $19.3 million, or 32.4% of total revenue, in fiscal year 2002. The increase of approximately $935,000 was mainly the result of the addition of approximately $1.3 million in CBT general and administrative expense, offset by a net decrease in expenses of approximately $400,000. The $400,000 is primarily comprised of a reduction in bad debt expense of $2.5 million, partially offset by increases in headcount related expenses of $1.2 million, increased accounting and legal fees of $800,000 and increased expense for amortization of intangibles related to the CBTM acquisition during the fiscal year.

Operating Expenses — Impairment, Restructuring and Other

   Costs associated with impairment, restructuring and abandonment of leased facilities included in operating expenses were approximately $5.3 million in fiscal year 2004, as compared to costs associated with impairment, restructuring and abandonment of lease facilities of approximately $8.9 million in fiscal year 2003. The costs incurred during fiscal year 2004 relate primarily to the abandonment of administrative space at our San Jose, California; Houston, Texas; and Syracuse, New York facilities.

   Costs associated with impairment, restructuring and other increased to approximately $8.9 million in fiscal year 2003 compared to a reversal of a portion of a previous impairment and restructuring charge of approximately $2.6 million in fiscal year 2002. The increase is due primarily to abandonment of administrative space at our 400 Minuteman Road, Andover, Massachusetts facility and the abandonment of administrative space at our La Jolla, California office and approximately $2.0 million impairment of intangible assets by CBT. We recorded a charge equal to the amount of rent and other direct costs for the period the space is expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a subtenant under a sublease over the remainder of the lease term.

Interest Income

   Interest income decreased 85% to approximately $126,000, or 0.1% of total revenue, in fiscal year 2004 from approximately $851,000, or 1.1% of total revenue, in fiscal year 2003. The decrease is due primarily to the reduced levels of average cash on hand.

   Interest income decreased 20% to approximately $851,000, or 1.1% of total revenue, in fiscal year 2003 from approximately $1.1 million, or 1.8% of total revenue, in fiscal year 2002. The decrease is due primarily to the reduced levels of average cash on hand.

Interest Expense

   Interest expense decreased 93% to approximately $3.2 million, or 3.4% of total revenue, in fiscal year 2004 from approximately $43.4 million, or 56.7% of total revenue, in fiscal year 2003. The decrease of $40.2 million is due mainly to the non-cash write-off of the unamortized beneficial conversion feature related to the conversion of the $65 million of convertible notes during fiscal year 2003.

   Interest expense increased 195% to approximately $43.4 million, or 56.7% of total revenue, in fiscal year 2003 from approximately $14.7 million, or 24.8% of total revenue, in fiscal year 2002. The increase of $28.7 million is due mainly to the non-cash write-off of the unamortized beneficial conversion feature related to the conversion of the $65.0 million of convertible notes during fiscal year 2003.

Other Income (Expense), Net

   Other income was approximately $468,000 in fiscal year 2004, as compared to other expense of approximately $733,000 in fiscal year 2003. The other income recorded during fiscal year 2004 includes a $350,000 settlement related to a sublease agreement.

   Other expense increased 42% to an expense of approximately $733,000 in fiscal year 2003 from an expense of $516,000 in fiscal year 2002. This increase is mainly due to increased fees related to the accounts receivable financing agreement with Silicon Valley Bank.

Quarterly Results of Operations

(In thousands, except for per share data)

   We have prepared the following table on a basis consistent with the audited consolidated financial statements included in this prospectus and, in the opinion of management, this chart includes all adjustments necessary for the fair presentation of such data.

	Three Months Ended

	Jan. 31,	Oct. 31,	July 31,	April 30,	Jan. 31,	Oct. 31,	July 31,		April 30,	Jan. 31,		Oct. 31,
	2005	2004	2004	2004	2004	2003	2003(1)		2003(1)	2003(1)		2002

	(Unaudited)
Revenue	$28,346	$28,861	$25,151	$20,173	$22,329	$23,473	$22,341		$19,620	$18,761		$14,561
Revenue, related parties	35	33	34	12	—	—	—		—	—		1,310

Total revenue	28,381	28,894	25,185	20,185	22,329	23,473	22,341		19,620	18,761		15,871

Cost of revenue	20,634	22,820	19,480	14,217	16,758	17,924	19,960		17,312	17,014		16,495
Impairment, restructuring and other	34 (4)	—	284 (4)	—	—	633 (4)	—		—	—		—

Total cost of revenue	20,668	22,820	19,764	14,217	16,758	18,557	19,960		17,312	17,014		16,495

Gross profit (loss)	7,713	6,074	5,421	5,968	5,571	4,916	2,381		2,308	1,747		(624)

Operating expenses:
Product development	37	187	185	230	312	348	326		121	121		382
Selling and marketing	3,197	3,173	3,843	1,848	1,904	1,972	2,201		1,429	1,043		1,287
General and administrative	5,962	6,448	8,372	6,097	5,287	4,958	6,489		5,023	5,018		3,677
Impairment, restructuring and other	473 (4)	1,032 (4)	3,678 (4)	206 (4)	946 (4)	456 (4)	2,608	(3)	3,819 (4)	2,308	(4)	147

Total operating expenses	9,669	10,840	16,078	8,381	8,449	7,734	11,624		10,392	8,490		5,493

Loss from operations	(1,956)	(4,766)	(10,657)	(2,413)	(2,878)	(2,818)	(9,243)		(8,084)	(6,743)		(6,117)
Other income (expense):
Interest income	15	13	11	18	33	64	167		169	211		305
Interest expense	(1,927)	(1,898)	(1,246)	(656)	(670)	(609)	(23,232	)(5)	(2,470)	(13,760	)(5)	(3,940)
Other income (expense), net	1	75	357	25	76	10	376		(919)	61		(253)

Loss before income tax expense	(3,867)	(6,576)	(11,535)	(3,026)	(3,439)	(3,353)	(31,932)		(11,304)	(20,231)		(10,005)
Income tax expense	(765)	—	(1)	—	—	—	153		—	—		—

Net loss	$(4,632)	$(6,576)	$(11,536)	$(3,026)	$(3,439)	$(3,353)	$(32,085)		$(11,304)	$(20,231)		$(10,005)

Basic and diluted net loss per common share(2)	$(0.17)	$(0.24)	$(0.43)	$(0.12)	$(0.14)	$(0.14)	$(1.80)		$(0.88)	$(2.07)		$(1.60)

Basic and diluted weighted average number of common shares outstanding(2)	27,944	27,927	26,576	24,809	24,741	24,506	17,788		12,845	9,751		6,270

(1)	The three-month periods ended July 31, April 30 and January 31, 2003 have been restated herein to reflect our acquisition of assets of CBT as if the acquisition had taken place on September 11, 2002. This acquisition transpired when both companies were under common control, and therefore, the acquisition is accounted for in a manner similar to a pooling-of-interest.

(2)	As discussed in the notes to our consolidated financial statements, in January 2003 we completed a 1-for-15 reverse stock split of our outstanding shares of common stock. All historical share and per share data have been adjusted for the reverse stock split.

(3)	Impairment of leased facility and write-off of intangible assets at CBT.

(4)	Impairment of leased facilities and related fixed assets.

(5)	Increase in interest expense related to non-cash expense from conversion of our convertible debt.

   The following is a reconciliation from the quarterly reported results previously filed on our annual report on Form 10-K and our quarterly reports on Form 10-Q to the results presented herein.

	Three Months Ended

	July 31, 2003			April 30, 2003			January 31, 2003

	As reported	CBT Results	Combined(1)	As reported	CBT Results	Combined(1)	As reported	CBT Results	Combined(1)

	(Unaudited)
Revenue	$18,627	$3,713	$22,341	$15,877	$3,743	$19,620	$14,803	$3,958	$18,761
Revenue, related parties	—	81	—	—	—	—	—	—	—

Total revenue	18,627	3,794	22,341	15,877	3,743	19,620	14,803	3,958	18,761

Cost of revenue	16,339	3,741	19,960	13,633	3,622	17,312	13,006	3,989	17,014
Impairment, restructuring and other	—	—	—	—	—	—	—	—	—

Total cost of revenue	16,339	3,741	19,960	13,633	3,622	17,312	13,006	3,989	17,014

Gross profit (deficit)	2,288	53	2,381	2,244	121	2,308	1,797	(31)	1,747

Operating expenses:
Product development	326	—	326	121	—	121	121	—	121
Selling and marketing	2,197	—	2,201	1,367	—	1,429	996	26	1,043
General and administrative	5,836	797	6,489	4,729	323	5,023	4,716	311	5,018
Impairment, restructuring and other	776	1,831	2,608	3,819	—	3,819	2,308	—	2,308

Total operating expenses	9,135	2,628	11,624	10,036	323	10,392	8,141	337	8,490

Loss from operations	(6,847)	(2,575)	(9,243)	(7,792)	(202)	(8,084)	(6,344)	(368)	(6,743)
Other income (expense):
Interest income	155	12	167	157	12	169	200	11	211
Interest expense	(23,216)	(16)	(23,232)	(2,448)	(22)	(2,470)	(13,721)	(39)	(13,760)
Other income (expense), net	377	—	376	(909)	—	(919)	64	—	61

Loss before income tax expense	(29,531)	(2,579)	(31,932)	(10,992)	(212)	(11,304)	(19,801)	(396)	(20,231)
Income tax expense	—	153	153	—	—	—	—	—	—

Net loss	$(29,531)	$(2,732)	$(32,085)	$(10,992)	$(212)	$(11,304)	$(19,801)	$(396)	$(20,231)

(1)	The combined amounts include the elimination of intercompany activity consisting of $81,000 of revenue in the three-month period ended July 31, 2003 and general and administrative expense of $144,000, $29,000 and $9,000 for the three-month periods ended July 31, April 30 and January 31, 2003, respectively.

Liquidity and Capital Resources

   As of January 31, 2005, our principal sources of liquidity included cash and cash equivalents and our financing agreement with Silicon Valley Bank. We had a working capital deficit of $36.2 million, including cash and cash equivalents of $1.5 million at January 31, 2005, as compared to a working capital deficit of $36.7 million, including cash and cash equivalents of $3.2 million, at July 31, 2004.

   The total net change in cash and cash equivalents for the six months ended January 31, 2005 was a decrease of $1.7 million. The primary uses of cash during the six months ended January 31, 2005 included $2.1 million for purchases of property and equipment and approximately $2.0 million in repayments on notes payable and capital lease obligations. Our primary sources of cash during the six months ended January 31, 2005 included $1.5 million from operating activities, a $0.2 million decrease in restricted cash and $0.7 million in proceeds from a note payable. Net cash provided by operating activities of $1.5 million during the six months ended January 31, 2005, resulted primarily from funding our $11.2 million net loss, offset by $1.6 million of net changes in operating assets and liabilities and non cash charges of approximately $11.1 million. At January 31, 2005, we had an accumulated deficit of $451.1 million, and have reported losses from operations since incorporation. At July 31, 2004, we had an accumulated deficit of $439.9 million.

   Our accounts receivable financing line with Silicon Valley Bank allows for maximum borrowing of $20.4 million and expires on April 29, 2006. On January  31, 2005, we had an outstanding balance under the amended agreement of $20.4 million. Borrowings are based on monthly recurring revenue. We are required to prepare and deliver a written request for an advance of up to three times the value of total recurring monthly revenue, calculated to be monthly revenue (including revenue from The New York State Department of Labor) less professional services revenue. SVB may then provide an advance of 85% of such value (or such other percentage as the bank may determine). The interest rate under the amended agreement is variable and is currently calculated at the bank’s published “prime rate” plus 4.0%. Following the completion of certain equity or debt financings, and provided we continue to meet certain ratios, the interest rate shall be reduced to the bank’s prime rate plus 1.0%. In no event, however, will the bank’s prime rate be less than 4.25%. The accounts receivable financing line at January 31, 2005 and July 31, 2004 is reported net of the remaining value ascribed to the related warrants of $0.1 million and $0.2 million, respectively.

   At January 31, 2005, the Company had $1.7 million in outstanding standby letters of credit, issued in connection with facility and equipment lease agreements, which are 100% cash collateralized. Cash subject to collateral requirements has been recorded as restricted cash and is classified as non-current on our balance sheet at January 31, 2005 and July 31, 2004.

   On June 10, 2004, in connection with our acquisition of the Surebridge business, we issued two convertible promissory notes in the aggregate principal amount of approximately $39.3 million. Interest shall accrue on the unpaid balance of the notes at the annual rate of 10%, provided that if an event of default shall occur and be continuing, the interest rate shall be 15%. Notwithstanding the foregoing, no interest shall accrue or be payable on any principal amounts repaid on or prior to the nine-month anniversary of the issuance date of the notes. We must repay the outstanding principal of the notes with all interest accrued thereon, no later than June 10, 2006. Pursuant to the terms of the acquisition agreement, $0.8 million of the primary note is callable at any time for a period of one year from June 10, 2004, the date of the Surebridge acquisition closing. During the first half of fiscal year 2005, the noteholder requested payment of $0.8 million and the Company paid this amount on December 31, 2004.

   In addition, if we realize net proceeds in excess of $1.0 million from certain equity or debt financings or sales of assets, we are obligated to make payments on the notes equal to 75% of the net proceeds.

   It shall be deemed an event of default under the notes if, among other things, we fail to pay when due any amounts under the notes, if we fail to pay when due or experience an event of default with respect to any debts having an outstanding principal amount of $500,000 or more, if we are delisted from the Nasdaq SmallCap Market, or if we are acquired and the acquiring party does not expressly agree to assume the notes. In addition, certain bankruptcy, reorganization, insolvency, dissolution and receivership actions would be deemed an event of default under the notes. If an event of default under the notes occurs, the holder shall be entitled to declare the notes immediately due and payable in full.

   The notes provide that we shall not incur any indebtedness in excess of $20.5 million in the aggregate, unless such indebtedness is unsecured and expressly subordinated to the notes, is otherwise permitted under the notes, or the proceeds are used to make payments on the notes.

   Finally, the outstanding principal of and the accrued interest on the notes are convertible into shares of NaviSite common stock at a conversion price of $4.642 at the election of the holder:

•	at any time following the first anniversary of the closing if the aggregate principal outstanding under the notes at such time is greater than or equal to $20.0 million;

•	at any time following the 18-month anniversary of the closing if the aggregate principal outstanding under the notes at such time is greater than or equal to $10.0 million;

•	at any time following the second anniversary of the closing; and

•	at any time following an event of default thereunder.

   We anticipate that we will continue to incur net losses in the future. We have taken several actions we believe will allow us to continue as a going concern, including the closing and integration of strategic acquisitions, the changes to our senior management and bringing costs more in line with projected revenue. We will need to find sources of additional financing in order to remain a going concern. Potential sources include public or private sales of equity or debt securities and the sale of assets. We are obligated to use a significant portion of any proceeds raised in an equity or debt financing or by the sale of assets to make payments on the Surebridge notes, depending on the total net proceeds received by us in the financing.

   Our operating forecast incorporates material trends, such as our acquisitions, reductions in workforce and closings of facilities. Our forecast also incorporates the future cash flow benefits expected from our continued efforts to increase efficiencies and reduce redundancies. Nonetheless, our forecast includes the need to raise additional funds. Our cash flow estimates are based upon attaining certain levels of sales, maintaining budgeted levels of operating expenses, collections of accounts receivable and maintaining our current borrowing line with Silicon Valley Bank among other assumptions, including the improvement in the overall macroeconomic environment. However there can be no assurance that we will be able to meet such assumptions. Our sales estimate includes revenue from new and existing customers, which may not be realized, and we may be required to further reduce expenses if budgeted sales are not attained. We may be unsuccessful in reducing expenses in proportion to any shortfall in projected sales and our estimate of collections of accounts receivable may be hindered by our customers’ ability to pay. In addition, we are currently involved in various pending and potential legal proceedings. While we believe that the allegations against us in each of these matters are without merit, and that we have a meritorious defense in each, we are not able to predict the final outcomes of any of these matters and the effect, if any, on our business, financial condition, results of operations or cash flows. If we are ultimately unsuccessful in any of these matters, we could be required to pay substantial amounts of cash to the other parties. The amount and timing of any such payments could adversely affect our business, financial condition, results of operations or cash flows.

Recent Accounting Pronouncements

   In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on fair values. Pro forma disclosure of fair value information is no longer an alternative. The statement is effective in the first interim or annual period beginning after June 15, 2005. Adoption is to be made using either the modified prospective method or the modified retrospective method. The modified prospective method recognizes cost based on the requirements for all share-based payments granted after the effective date and for awards granted prior to the effective date that remain unvested prior to the effective date. The modified retrospective method includes the requirements of the modified prospective method but also permits restatement of financial statements based on pro forma amounts previously recognized under SFAS No. 123. Restatement can either be for all prior periods presented or prior interim periods of the year of adoption. Early adoption is permitted. The Company has not yet evaluated the impact of adoption of this pronouncement, which must be adopted in the first quarter of our fiscal year 2006. We currently disclose the pro forma impacts of recognizing fair value as permitted by SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in the preceding caption, “Stock-based Compensation Plans.”

Contractual Obligations and Commercial Commitments

   We are obligated under various capital and operating leases for facilities and equipment. Future minimum annual rental commitments under capital and operating leases and other commitments, as of January 31, 2005, are as follows:

		Less than			More than
Description	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)
Short/ Long-term debt	$70,091	$24,734 (a)	$45,357	$—	$—
Interest on debt(b)	9,536	1,315	8,221	—	—
Capital leases	3,578	1,682	1,896	—	—
Operating leases	184	133	51	—	—
Bandwidth commitments	6,073	3,536	2,485	52	—
Maintenance for hardware/ software	657	402	252	3	—
Property leases(c)	56,757	12,549	19,644	12,486	12,078

	$146,876	$44,351	$77,906	$12,541	$12,078

(a)	Amount includes the outstanding balance of the accounts receivable financing line as of January 31, 2005.

(b)	Amounts do not include interest on the accounts receivable financing line, as interest rate is variable.

(c)	Amounts exclude certain common area maintenance and other property charges that are not included within the lease payment.

Critical Accounting Policies

   We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, allowance for doubtful accounts and impairment of long-lived assets. Management reviews the estimates on a regular basis and makes adjustments based on historical experiences, current conditions and future expectations. The reviews are performed regularly and adjustments are made as required by current available information. We believe these estimates are reasonable, but actual results could differ from these estimates.

   Revenue Recognition. Revenue consists of monthly fees for Web site and Internet application management, hosting, colocations and professional services. The Company also derives revenue from the sale of software and related maintenance contracts. Reimbursable expenses charged to clients are included in revenue and cost of revenue. Application management, hosting and colocation revenue

(other than installation fees) is billed and recognized over the term of the contract, generally one to three years, based on actual usage. Payments received in advance of providing services are deferred until the period such services are provided. Revenue from professional services is recognized on either a time and material basis as the services are performed or under the percentage of completion method for fixed price contracts. We generally sell our professional services under contracts with terms ranging up to five years. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service costs of the contract exceed the estimated revenue that will be generated by the contract. Unbilled accounts receivable represents revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met. Revenue from the sale of software is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fees are fixed and determinable and collection of the resulting receivable is reasonably assured. In instances where the Company also provides application management and hosting services in conjunction with the sale of software, software revenue is deferred and recognized ratably over the expected customer relationship period. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

   Existing customers are subject to ongoing credit evaluations based on payment history and other factors. If it is determined subsequent to our initial evaluation and at any time during the arrangement that collectability is not reasonably assured, revenue is recognized as cash is received. Due to the nature of our service arrangements, we provide written notice of termination of services, typically 10 days in advance of disconnecting a customer. Revenue for services rendered during this notification period is generally recognized on a cash basis as collectability is not considered probable at the time the services are provided.

   Allowance for Doubtful Accounts. We perform periodic credit evaluations of our customers’ financial conditions and generally do not require collateral or other security against trade receivables. We make estimates of the uncollectability of our accounts receivables and maintain an allowance for doubtful accounts for potential credit losses. We specifically analyze accounts receivable and consider historical bad debts, customer and industry concentrations, customer credit-worthiness, current economic trends and changes in our customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. We specifically reserve for 100% of the balance of customer accounts deemed uncollectible. For all other customer accounts, we reserve for 20% of the balance over 90 days old and 2% of all other customer balances. Changes in economic conditions or the financial viability of our customers may result in additional provisions for doubtful accounts in excess of our current estimate.

   Impairment of Long-lived Assets. We review our long-lived assets, subject to amortization and depreciation, including customer lists and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Factors we consider important that could trigger an interim impairment review include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy of our overall business;

•	significant negative industry or economic trends;

•	significant declines in our stock price for a sustained period; and

•	our market capitalization relative to net book value.

   Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If the assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceeds their fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. Assets to be disposed of are valued at the lower of the carrying amount or their fair value less disposal costs. Property and equipment is primarily comprised of leasehold improvements, computer and office equipment and software licenses. Intangible assets consist of customer lists.

   We review the valuation of our goodwill in the fourth quarter of each fiscal year. If an event or circumstance indicates that it is more likely than not an impairment loss has been incurred, we review the valuation of goodwill on an interim basis. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses are recognized in operations.

Quantitative and Qualitative Disclosures About Market Risk

   We do not enter into financial instruments for trading purposes. We do not use derivative financial instruments or derivative commodity instruments in our investment portfolio or enter into hedging transactions. Our exposure to market risk associated with risk-sensitive instruments entered into for purposes other than trading purposes is not material to NaviSite. We currently have no significant foreign operations and therefore face no material foreign currency exchange rate risk.

BUSINESS

Our Business

   We provide managed IT services to middle-market organizations, which include mid-sized companies, divisions of large multi-national companies and government agencies. Our service offerings allow our customers to outsource the management of their information technology application and infrastructure, such as commerce systems, enterprise software applications and e-mail. We offer services that are designed to focus on the needs of middle-market organizations, where we believe the need for outsourcing is most acute. We believe that by using our services, our customers are able to focus on, and apply resources to, their core business operations by avoiding the significant ongoing investments required to replicate our infrastructure, performance, reliability and expertise. Our services include:

   • Managed Application Services

        • Implementation and operational management of packaged applications including Oracle Enterprise, Enterprise One and E-Business Suite, Siebel CRM, Microsoft Business Solutions (Great Plains, Solomon, CRM), and custom e-Commerce systems

        • Software On Demand services using our NaviView collaborative application management system

        • Electronic software distribution using our content distribution platform

   • Managed Infrastructure Services

        • Managed hosting and data center services

        • Content Distribution and Acceleration

        • Colocation

        • Security

        • Bandwidth

   We are a Microsoft Gold Certified Partner, an Oracle Certified Partner, an Oracle reseller of JD Edwards EnterpriseOne and World software solutions, a Certified PeopleSoft hosting partner and a Siebel Reseller Partner. We support a broad portfolio of outsourced application services including financial management, supply chain management, human resources management and customer relationship management. We provide these services to a range of vertical industries, including finance, healthcare, manufacturing and distribution, and communications and media, through our direct sales force and channel relationships. The applications we provide include PeopleSoft, Siebel Systems, Progress Software and Microsoft Business Solutions suite.

   Our application support and software on-demand services are facilitated by our proprietary NaviView collaborative application management platform, or NaviView. Our NaviView platform enables us to provide highly efficient, effective and customized management of enterprise applications and information technology. Comprised of a suite of third-party and proprietary products, NaviView provides tools designed specifically to meet the needs of customers who outsource or want to provide on-demand application services. We also use this platform for electronic software distribution for software vendors.

   We believe that the combination of NaviView with our physical infrastructure and technical staff gives us a unique ability to provision on-demand application services for software providers for use by their customers. Because this on-demand provisioning capability is not dependent on the individual software application, NaviView is application and operating platform neutral. Designed to enable enterprise software applications to be provisioned and used as an on-demand solution, the NaviView technology allows us to offer new solutions to our software vendors and new products to our current customers.

   We currently operate in 14 data centers in the United States and one data center in the United Kingdom. We believe that our data centers and infrastructure have the capacity necessary to expand our business for the foreseeable future. Our services combine our developed infrastructure with established processes and procedures for delivering hosting and application management services. Our high availability infrastructure, high performance monitoring systems, and proactive and collaborative problem resolution and change management processes are designed to identify and address potentially crippling problems before they are able to disrupt our customers’ operations.

   We currently service approximately 1,100 customers, including approximately 115 customers through our sales channel relationships. Our customers typically enter into service agreements for a term of one to three years, which provide for monthly payment installments, providing us with a base of recurring revenue. Our revenue increases by adding new customers or additional services to existing customers. Our overall base of recurring revenue is affected by new customers, renewals and terminations of agreements with existing customers.

   In September 2002, ClearBlue Technologies, Inc., or CBT, acquired all of our equity and debt interests then held by CMGI, Inc. and Hewlett-Packard Financial Services Company, thus becoming our majority stockholder. At the time of the CBT acquisition, our business was focused primarily on outsourced management and hosting of web operations and applications. We have since successfully grown our revenues, service offerings and customer base through a number of acquisitions, including:

•	In December 2002, we acquired all of the issued and outstanding stock of ClearBlue Technologies Management, Inc., or CBTM, a subsidiary of CBT which previously had acquired assets from the bankrupt estate of AppliedTheory Corporation related to application management and application hosting services. This acquisition added application management and development capabilities to our Managed Application Services.

•	In February 2003, we acquired Avasta, Inc., a provider of application management services, adding automated application and device monitoring software capabilities to our Managed Application Services.

•	In April 2003, we acquired Conxion Corporation, a provider of application hosting, content and electronic software distribution and security services. This acquisition added proprietary content delivery software and related network agreements to our Managed Application Services and Managed Infrastructure Services.

•	In May 2003, we acquired assets of Interliant, Inc. related to managed messaging, application hosting and application development services. This acquisition added messaging-specific skills and IBM Lotus Domino expertise, and formed the core of our Managed Messaging Services.

•	In August 2003, we acquired assets of CBT related to colocation, bandwidth, security and disaster recovery services, enhancing our Managed Infrastructure Services and adding physical plant assets. Specifically, we acquired all of the outstanding shares of six wholly-owned subsidiaries of CBT with data centers located in Chicago, Illinois; Las Vegas, Nevada; Los Angeles, California; Milwaukee, Wisconsin; Oakbrook, Illinois; and Vienna, Virginia and assumed the revenue and expense of four additional wholly-owned subsidiaries of CBT with data centers located in Dallas, Texas; New York, New York; San Francisco, California; and Santa Clara, California. Pursuant to the acquisition agreement, as amended on February 6, 2004, we had the right to acquire from CBT ownership of those additional subsidiaries for no additional consideration at any time on or prior to August 8, 2005, provided that any necessary third-party consents are first obtained. In April 2004, we exercised our right to acquire the additional subsidiaries and thereby acquired all of the outstanding shares of the four wholly-owned subsidiaries of CBT with data centers located in Dallas, Texas; New York, New York; San Francisco, California; and Santa Clara, California.

•	In June 2004, pursuant to an asset purchase agreement dated May 6, 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, a privately held provider of managed application services for mid-market companies for three million shares of our common stock, two convertible promissory notes in the aggregate principal amount of approximately $39.3 million and the assumption of liabilities. This acquisition broadens our Managed Application Services, particularly in the areas of financial management, supply chain management, human resources management and customer relationship management.

We believe we have demonstrated a disciplined acquisition strategy and effective integration expertise.

   The audit report on our fiscal year 2004 consolidated financial statements from KPMG LLP, our independent registered public accounting firm, contains an explanatory paragraph that states that our recurring losses since inception and accumulated deficit, as well as other factors, raise substantial doubt about our ability to continue as a going concern.

   Over the past two years, we have had significant reductions-in-force and departures of several members of senior management due to redundancies and restructurings resulting from the consolidation of acquired companies.

Our Industry

   The dramatic growth in Internet usage and the enhanced functionality, accessibility and security of Internet-enabled applications have made conducting business on the Internet increasingly attractive. Many businesses are using Internet-enabled information technology infrastructure and applications to enhance their core business operations, increase efficiencies and remain competitive. Internet-enabled information technology infrastructure and applications extend beyond Web sites to software such as financial, email, enterprise resource planning, supply chain management and customer relationship management applications. Organizations have become increasingly dependent on these applications and they have evolved into important components of their businesses.

   As enterprises seek to remain competitive and improve profitability, we believe they will continue to implement increasingly sophisticated Internet-enabled applications. Some of the potential benefits of these applications include the ability to:

•	increase operating efficiencies and reduce costs;

•	build and enhance customer relationships by providing Internet-enabled customer service and technical support;

•	manage vendor and supplier relationships through Internet-enabled technologies such as online training and online sales and marketing; and

•	communicate and conduct business more rapidly and cost-effectively with customers, suppliers and employees worldwide.

   These benefits have driven increased use of Internet-enabled information technology infrastructure and applications which in turn has created a strong demand for specialized information technology support and applications expertise. An increasing number of businesses are choosing to outsource the hosting and management of these applications.

   The trend towards outsourced hosting and management of information technology infrastructure and applications by middle-market organizations is driven by a number of factors, including:

•	developments by major hardware and software vendors that facilitate outsourcing;

•	the need to improve the reliability, availability and overall performance of Internet-enabled applications as they increase in importance and complexity;

•	the need to focus on core business operations;

•	challenges and costs of hiring, training and retaining application engineers and information technology employees with the requisite range of information technology expertise; and

•	increasing complexity of managing the operations of Internet-enabled applications.

   Notwithstanding increasing demand for these services, we believe the number of providers has decreased over the past three years, primarily as a result of industry consolidation and bankruptcies. We believe this consolidation trend will continue and will benefit a small number of service providers that have the resources and infrastructure to cost effectively provide the scalability, performance, reliability and business continuity that customers expect.

Our Strategy

   Our goal is to become the leading provider of outsourced managed hosting and managed application services for middle-market organizations. Key elements of our strategy are to:

   Deepen Existing Customer Relationships and Expand Our Customer Base. Most of our customers currently utilize only one of our service offerings. We plan to increase revenues with minimal additional costs by cross-selling our services to existing customers. We also plan to increase our customer base through direct sales and by expanding our channel relationships with key systems integrators and independent software vendors. For systems integrators, our flexibility and cost-effectiveness bolster their application development and management service. For independent software vendors, we provide the ability to offer their software as a managed service.

   Improve Operating Margins Through Efficiencies. We have made significant improvements to our overall cost structure during the last twelve months. We intend to continue to improve operating margins as we improve the efficiency of our operations. As we grow, we will take advantage of our infrastructure capacity, our NaviView platform and our automated processes. Due to the fixed cost nature of our infrastructure, increased customer revenue results in incremental improvements in our operating margins.

   Grow Through Disciplined Acquisitions. We intend to derive much of our future growth through acquisitions of technologies, products and companies that improve our services and strengthen our position in our target markets. By utilizing our expertise in acquiring and effectively integrating complementary companies, we can eliminate duplicative operations, reduce costs and improve our operating margins. We will acquire companies that provide valuable technical capabilities and entry into target markets, and allow us to take advantage of our existing technical and physical infrastructure.

   Emphasize and Invest in New High-Growth Service Areas. We plan to target emerging high growth service areas and increase the number of services we provide to our customers. These services include electronic software distribution and message archiving, as well as offering third-party enterprise software applications. As organizations become increasingly dependent on complex applications to run their businesses, we intend to provide technological innovation that will allow us to become an increasingly valuable provider to our customers.

Our Services

   We offer our customers a broad range of managed IT services that can be deployed quickly and cost effectively. Our management expertise allows us to meet an expanding set of needs as our customers’ applications become more complex. Our experience and capabilities save our customers the time and cost of developing expertise in-house and we increasingly serve as the sole manager of our customers’ outsourced applications.

   All of our service offerings can be customized to meet our customers’ particular needs. Our proprietary NaviView platform enables us to offer valuable flexibility without the significant costs associated with traditional customization.

   Our services include:

Managed Application Services

   Application Management Services — We provide implementation and operational services for packaged applications, including PeopleSoft Enterprise, JDE Enterprise One, Oracle E-Business

Suite, Siebel CRM, Microsoft Business Solutions (Great Plains, Solomon, CRM), and custom e-Commerce systems. We also provide services for leading databases and complex software systems. Application management services are available in one of our data centers or via remote management on a customer’s premises.

   Our messaging services include the monitoring and management of messaging applications, such as Microsoft Exchange and Lotus Domino, allowing customers to outsource their critical messaging applications. Customers can host their applications in one of our data centers or keep their servers in their own facility, which we monitor and manage remotely. In addition, our customers can choose to utilize dedicated servers or shared servers. We provide expert services to assist our customers with the migration from legacy or proprietary messaging systems to Microsoft Exchange or Lotus Domino. We also have expertise to customize messaging and collaborative applications for our customers. We offer user provisioning, spam filtering, virus protection and enhanced monitoring and reporting.

   Software on Demand Services — Using our NaviView collaborative application management platform, we enable software vendors to provide their applications in an on-demand or subscription model.

   Electronic Software Distribution — Using our data centers, network and content distribution technologies, we provide large scale distribution services for software vendors who want to provide an alternative to fixed media.

Managed Infrastructure Services

   Managed Hosting and Data Center Services — We provide fully managed application hosting services. We manage data centers, Internet connectivity, servers and networking, security (including firewalls, virtual private networks and intrusion detection), storage, load balancers, database clusters, operating systems, and Web and application servers.

   Content and Electronic Software Distribution Services — Our content and electronic software distribution services allow customers to accelerate the distribution of Internet-based data to users while reducing costs typically associated with this function. Currently, our two primary areas of focus within this business are our caching and acceleration services and our electronic software distribution services.

   Our caching and acceleration services are specifically designed to bring Web content and information closer to the end user, which results in a decrease in overall bandwidth usage for the customer as well as an increase in overall performance regardless of the user’s Internet connection.

   Our electronic software distribution services allow software manufacturers to securely and reliably distribute patches, updates, and even large new versions of their software products to users. This service decreases their software distribution costs and increases their ability to distribute updates quickly and accurately by permitting them to largely bypass traditional distribution processes such as shipping a compact disc.

   Colocation Services — Our data centers provide our colocation customers with a secure place to gain rapid access to the Internet, without having to build their own physical infrastructure. Our data centers include multiple levels of security with camera surveillance, redundant uninterruptible power supply, heating, ventilation and air conditioning, monitored customer access 24 hours a day, seven days a week, and advanced fire suppression.

   Security Services — We offer industry standard security services, including managed firewalls, intrusion detection, denial of service attack prevention and exposure analysis. For our security services, we utilize software and hardware from vendors including Netscreen, Checkpoint and Cisco.

   Bandwidth Services — Our data centers provide Internet connectivity via a wide range of network providers and offer competitive bandwidth pricing.

   Disaster Recovery Services — Features of our disaster recovery program include back-up equipment, redundant data centers for physical separation, tape back-up and off-site archiving, storage on-demand, load balancing, fully replicated data content, remote access, and professional consulting services.

NaviView Platform

   Our proprietary NaviView platform is a critical element of each of our service offerings. Our NaviView platform allows us to work with our customers’ information technology teams, systems integrators and other third parties to provide our services to customers. Our NaviView platform and its user interface help ensure full transparency to the customer and seamless operation of outsourced applications and infrastructure, including: (i) hardware, operating system, database and application monitoring; (ii) event management; (iii) problem resolution management; and (iv) integrated change and configuration management tools. Our NaviView platform includes:

   Event Detection System — Our proprietary technology allows our operations personnel to efficiently process alerts across heterogeneous computing environments. This system collects and aggregates data from all of the relevant systems management software packages utilized by an information technology organization.

   Synthetic Transaction Monitoring — Our proprietary synthetic transaction methods emulate the end-user experience and monitor for application latency or malfunctions that affect user productivity.

   Automated Remediation — Our NaviView platform allows us to proactively monitor, identify and fix common problems associated with the applications we manage on behalf of our customers. These automated fixes help ensure availability and reliability by remediating known issues in real time, and keeping applications up and running while underlying problems or potential problems are diagnosed.

   Component Information Manager — This central repository provides a unified view of disparate network, database, application and hardware information.

   Escalation Manager — This workflow automation technology allows us to streamline routine tasks and escalate critical issues in a fraction of the time that manual procedures require. Escalation manager initiates specific orders and tasks based on pre-defined conditions, ensuring clear, consistent communications with our customers.

Our Infrastructure

   Our infrastructure has been designed specifically to meet the demanding technical requirements of providing our services to our customers. We securely provide our services across Windows, Unix and Linux platforms. We believe our infrastructure, together with our trained and experienced staff, enable us to offer market-leading levels of service backed by high service level guarantees.

   Network Operations Centers — We monitor the operations of our infrastructure and customer applications from our own state-of-the-art network operations centers. Network and system management and monitoring tools continuously monitor our network and server performance. Our network operations center performs first-level problem identification, validation and resolution. Our primary network operations center in Andover, Massachusetts is staffed 24 hours a day, seven days a week with network, security, Windows, Unix and Linux personnel. We have technical support personnel located in our facilities in San Jose, California; Syracuse, New York; and Houston, Texas and India, who provide initial and escalated support, 24 hours a day, seven days a week for our customers. Our engineers and support personnel are promptly alerted to problems, and we have established procedures for rapidly resolving any technical issues that arise.

   Data Centers — We currently operate in data centers located in the United States and one data center located in the United Kingdom. Our data centers incorporate technically sophisticated components which are designed to be fault-tolerant. The components used in our data centers include redundant core routers, redundant core switching hubs and secure virtual local area networks. We utilize the equipment and tools necessary for our data center operations, including our infrastructure hardware, networking and software products, from industry leaders such as BMC, Cisco, Dell, EMC, Hewlett-Packard, Microsoft, Oracle and Sun Microsystems.

   Internet Connectivity — We have redundant high-capacity Internet connections to Level 3, Global Crossing and XO Communications. We have deployed direct private transit and peering Internet connections to utilize the provider’s peering capabilities and to enhance routes via their networks to improve global performance. Our private transit system enables us to provide fast, reliable access for our customers’ information technology infrastructure and applications.

Sales and Marketing

   Direct Sales — Our direct sales professionals are organized geographically into groups located in the United States and the United Kingdom. Our sales teams meet with customers to understand and identify their individual business requirements, then translate those requirements into tailored services. Our sales teams are also supported by customer relationship managers who are assigned to specific accounts in order to identify and take advantage of cross-selling opportunities. To date, most of our sales have been realized through our direct sales force.

   Channel Relationships — We also sell our services through third parties, including IBM, Progress Software application providers, SingTel and Accenture, pursuant to reseller or referral contracts with such third parties. These contracts are generally one to three years in length and provide the reseller a discount of approximately 25% from our list price or require us to pay a referral fee, typically ranging from approximately 4% to 10% of the amounts we receive from the customer. Typically, these third parties resell our services to their customers under their private label brand or under the NaviSite brand. In addition, we jointly market and sell our services with the products of Progress Software. For systems integrators, our flexibility and cost-effectiveness bolsters their application development and management services. For independent software vendors, we provide the opportunity to offer their software as a managed service.

   Marketing — Our marketing organization is responsible for defining our overall market strategy. Our demand generation team focuses on identifying key market opportunities and customer segments which will best match our service portfolio and creates marketing programs which target those segments. We are actively building general awareness of our company and our strategy through public relations, marketing communications and product marketing. The marketing organization supports direct sales.

Customers

   Our customers include mid-sized companies, divisions of large multi-national companies and government agencies. Our customers operate in a wide variety of industries, such as technology, manufacturing, retail, business services and government agencies.

   We increased our customer base to approximately 1,100 customers as of January 31, 2005, including approximately 115 customers through our sales channel relationships, from approximately 700 customers as of July 31, 2003, principally through acquisitions, an increase in our product offering portfolio and increased market demand.

   We derived approximately 2% and 31% of our revenue from CMGI and CMGI affiliates for the fiscal years ended July 31, 2003 and 2002, respectively. During the fiscal year ended July 31, 2004, revenue from CMGI and CMGI affiliates was less than 1% of our total revenue.

   We derived approximately 12%, 21%, and 0% of our revenue from the New York State Department of Labor for the fiscal years ended July 31, 2004, 2003 and 2002, respectively. The contract with the New York State Department of Labor is scheduled to expire in June 2005, but the New York State Department of Labor has the right to terminate the contract at any time by providing us with 60 days notice. The contract with the New York State Department of Labor expires in June 2005. On November 25, 2003, we announced that the New York State Department of Labor added $52 million to its existing contract with us to provide application hosting and application development services in support of the America’s Job Bank Web site and related programs. This amendment to the existing five-year, $83 million hosting and services contract also decreased the hourly rates for various services that we provide under the contract by an average of approximately 21%. America’s Job Bank is a 20-year-old labor exchange network developed and funded by the U.S. Department of Labor and state employment service offices to link employers and job seekers. The New York State Department of Labor has the ability to purchase additional services to meet the projected contract needs until the expiration of the contract in June 2005.

   Other than CMGI, CMGI affiliates and the New York State Department of Labor, no other customer represented 10% or more of our revenue for the fiscal years ended July 31, 2004, 2003 and 2002. Substantially all of our revenues are derived from, and substantially all of our plant, property and equipment are located in, the United States.

Competition

   We compete in the managed hosting and application services market, the managed infrastructure services market and the managed messaging services market. These markets are fragmented, highly competitive and likely to be characterized by industry consolidation.

   We believe that participants in these markets must grow rapidly and achieve a significant presence to compete effectively. We believe that the primary competitive factors determining success in our markets include:

•	quality of service delivered;

•	ability to consistently measure, track and report operational metrics;

•	application hosting, infrastructure and messaging management expertise;

•	fast, redundant and reliable Internet connectivity;

•	a robust infrastructure providing availability, speed, scalability and security;

•	comprehensive and diverse service offerings and timely addition of value-add services;

•	brand recognition;

•	strategic relationships;

•	competitive pricing; and

•	adequate capital to permit continued investment in infrastructure, customer service and support, and sales and marketing.

   We believe that we compete effectively based on our breadth of service offerings, the strength of our NaviView platform, our existing infrastructure capacity and our pricing.

   Our current and prospective competitors include:

•	hosting and related services providers, including Data Return, LLC, Globix Corp., SAVVIS (which acquired the Cable & Wireless business including the Exodus and Digital Island businesses), IBM, AT&T, and local and regional hosting providers;

•	application services providers, such as Corio, Inc., USinternetworking, Inc. (USi) and Blue Star Systems, Inc. a subsidiary of Affiliated Computer Services, Infocrossing, Inc., Electronic Data Systems Corp. and Computer Sciences Corporation;

•	content and electronic software distribution providers, such as Akamai, Inc., Speedera Networks, Inc., Digital River, Inc. and Intraware, Inc.;

•	colocation providers, including SAVVIS, Inflow, Inc., and Switch & Data Facilities Company, Inc.; and

•	messaging providers, including Critical Path, Inc., Internoded, Inc. and USA.net, Inc.

Employees

   As of February 28, 2005, we had 463 employees. Of these employees, 327 were principally engaged in operations, 62 were principally engaged in sales and marketing and 74 were principally engaged in general and administration. None of our employees is party to a collective bargaining agreement and we believe our relationship with our employees is good. We also retain consultants and independent contractors on a regular basis to assist in the completion of projects.

Facilities

   Our executive offices are located at 400 Minuteman Road, Andover, Massachusetts. We lease offices and data centers in various cities across the United States and have an office and data center in the United Kingdom. The table below sets forth a list of our leased offices and data centers:

		Square Footage
		Leased
Location	Type	(Approximate)	Lease Expiration

San Jose, CA(1)	Data Center and Office	66,350	November 2006
La Jolla, CA(1)	Office	16,810	December 2006
Los Angeles, CA	Data Center	34,711	February 2009
San Francisco, CA	Data Center	23,342	November 2009
Atlanta, GA(1)	Office	10,577	September 2006
Atlanta, GA(1)	Office	21,670	May 2005
Chicago, IL(1)	Office	4,453	February 2008
Chicago, IL	Data Center	6,800	January 2009
Oak Brook, IL	Data Center	16,780	September 2009
Andover, MA	Office	26,500	March 2006
Andover, MA	Data Center and Office	90,000	January 2018
Boston, MA	Data Center and Office	4,651	December 2005
Lexington, MA	Office	21,056	April 2006
Syracuse, NY	Data Center	21,246	November 2008
Syracuse, NY(1)	Office	44,002	December 2007
Syracuse, NY(1)	Office	5,016	May 2009
New York, NY	Office	1,500	September 2005
New York, NY	Data Center	33,286	May 2008
Las Vegas, NV(2)	Data Center	28,560	February 2010
Dallas, TX	Data Center	27,370	January 2010
Houston, TX(1)	Data Center and Office	29,545	October 2008
Vienna, VA(1)	Office	22,270	July 2005
Vienna, VA	Data Center and Office	23,715	February 2010
Milwaukee, WI	Data Center	5,200	March 2010
London, England	Data Center	4,022	March 2010

(1)	We have impaired office space at this facility.

(2)	We have entered into a sublease with a third-party for this facility, however, we retain the use of approximately 2,000 square feet.

   We believe that these offices and data centers are adequate to meet our foreseeable requirements and that suitable additional or substitute space will be available on commercially reasonable terms, if needed.

MANAGEMENT

   The following table sets forth information regarding individuals who currently serve as our directors or executive officers.

Name	Age	Position

Andrew Ruhan	42	Chairman of the Board of Directors
Arthur P. Becker	54	Chief Executive Officer, President and Director
John J. Gavin, Jr.	49	Chief Financial Officer
Kenneth Drake	38	General Counsel and Secretary
James H. Dennedy	39	Director
Larry W. Schwartz	41	Director
Thomas R. Evans	50	Director
Gabriel Ruhan	40	Director

   Andrew Ruhan has served as our Chairman of the Board of Directors since September 2002. Mr. Ruhan is also a Managing Director of Bridgehouse Capital, a London-based private equity investment advisory firm. Since 2000, Mr. Ruhan has served as Chief Executive Officer of ClearBlue Technologies, Inc., a managed service provider based in San Francisco, California and an affiliate of ours. From 1998 to 2002, Mr. Ruhan was the co-founder and Chief Executive Officer of GlobalSwitch Group, a data center company in the United Kingdom. Mr. Ruhan holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors. Mr. Andrew Ruhan is the brother of Mr. Gabriel Ruhan.

   Arthur P. Becker has served as a member of our Board of Directors since September 2002 and has been our Chief Executive Officer and President since February 2003. Since 2000, Mr. Becker has served as Vice Chairman and a director of ClearBlue Technologies, Inc. Mr. Becker is also a co-founder of Atlantic Investors, LLC, a holder of approximately 60% of the outstanding shares of our common stock prior to this offering. From 1999 to February 2003, Mr. Becker was a private investor and since 1999 he has been the managing member of Madison Technology LLC, an investment fund that is focused on technology and telecommunications companies and also a managing member of Atlantic Investors, LLC.

   John J. Gavin, Jr. has served as our Chief Financial Officer since May 2004. From January 2002 to April 2004, Mr. Gavin was a private investor. From February 2000 through December 2001, Mr. Gavin served as the Senior Vice President and Chief Financial Officer of Cambridge Technology Partners, which was acquired by Novell, Inc. Prior to his work at Cambridge Technology Partners, Mr. Gavin spent twelve years at Data General Corporation rising through the financial organization to Vice President and Chief Financial Officer. Mr. Gavin also spent ten years at Price Waterhouse LLP in various accounting and audit positions including serving as Senior Manager in charge of multi-national audits. Since October 2001, Mr. Gavin has served on the Board of Directors of Ascential Software Corporation, an enterprise software company providing data integration and management solutions. Mr. Gavin is a certified public accountant.

   Kenneth Drake has served as our General Counsel since September 2003 and as our Secretary since October 2003. From July 2001 to September 2003, Mr. Drake served as a senior corporate associate with the law firm of Heller Ehrman White and McAuliffe LLP. From March 2000 to November 2000, Mr. Drake served as General Counsel and Secretary of Phlair, Inc., an application software company. Mr. Drake served as a legal consultant from February 1999 to February 2000 and from January 2001 to June 2001. From September 1992 to January 1999, Mr. Drake served as a corporate associate with the law firm Sonnenschein Nath & Rosenthal.

   James H. Dennedy has served as a member of our Board of Directors since January 2003. Since September 2003, Mr. Dennedy has been a Managing Partner of Mitchell-Wright, LLC, a technology buy-out and investment company. From August 2002 to September 2003, Mr. Dennedy was the President of Strategic Software Holdings, LLC, an investment firm making equity investments and buyouts on behalf of itself and its investors in the enterprise software industry. From March 2001 to March 2002, Mr. Dennedy served as President and Chief Operating Officer of divine Managed Services. From March 1999 to March 2001, Mr. Dennedy served as Senior Vice President, Venture Capital and Private Equity Group at marchFirst, Inc., an IT services and systems integration company. From March 1997 to March 1999, Mr. Dennedy served as a Senior Manager of MCR Federal, Inc., a government systems and cost management consulting business. Mr. Dennedy also serves on the Board of Directors of Abridean, Inc., an enterprise software company providing software provisioning and identity management solutions.

   Larry W. Schwartz has served as a member of our Board of Directors since May 2003. Since August 2004, Mr. Schwartz has served as the Chief Executive Officer of Bridgehouse Marine Limited, a company that acquires and manages companies providing marine services to the telecommunications and energy industries. In January 2004, Mr. Schwartz founded The Wenham Group, a private equity investment firm. From May 2000 to December 2003, Mr. Schwartz was the Senior Vice President and Chief Restructuring Officer for Genuity Inc. where Mr. Schwartz also served as a member of Genuity’s senior management committee. Prior to joining Genuity in 2000, Mr. Schwartz was a Partner with the law firm of Choate Hall & Stewart from September 1995 to April 2000, where he specialized in mergers, acquisitions, buyouts and venture capital transactions involving communications and media companies.

   Thomas R. Evans has served as a member of our Board of Directors since October 2003. Since August 2004, Mr. Evans has been the Chief Executive Officer and President of Bankrate, Inc., an Internet-based consumer banking marketplace. Mr. Evans also serves on the Board of Directors of Bankrate. From September 2002 to June 2004, Mr. Evans was a private investor and consultant. From August 1999 to August 2002, Mr. Evans served as Chairman of the Board and Chief Executive Officer for Official Payments Corp., an online payment service for government taxes and fees. From March 1998 to June 1999, Mr. Evans was the President and Chief Executive Officer of the website development and hosting community, GeoCities, Inc., which was acquired by Yahoo! Inc.

   Gabriel Ruhan has served as a member of our Board of Directors since October 2002. Mr. Ruhan currently serves as the Managing Director of NaviSite Europe Ltd., a NaviSite subsidiary. From April 2003 until December 2004, Mr. Ruhan served as our Chief Operating Officer and from December 2002 until April 2003, Mr. Ruhan served as our Executive Vice President for Business Development. Mr. Ruhan is a director of ClearBlue Technologies, Inc. From 1998 to 2002, Mr. Ruhan was Corporate Development Director of GlobalSwitch Group, a data center company in the United Kingdom. Prior to 1998, Mr. Ruhan was a private investor. Mr. Gabriel Ruhan is the brother of Mr. Andrew Ruhan.

DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock consists of 395,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.01 par value. The following summary of the terms of our common stock and preferred stock is subject to, and qualified in its entirety by, the provisions in our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

   As of February 28, 2005, there were 28,481,010 shares of our common stock outstanding. Upon completion of this offering, there will be 33,481,010 shares of our common stock outstanding. Shares of our common stock have the following rights, preferences and privileges:

   Voting Rights. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights, and therefore the holders of a plurality of the shares of our common stock voting for the election of directors may elect all of the members of our Board of Directors standing for election.

   Dividends. Holders of our common stock are entitled to receive dividends at the same rate if and when dividends are declared by our Board of Directors out of assets legally available for the payment of dividends, subject to preferential rights of any outstanding shares of preferred stock.

   Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of any outstanding shares of our preferred stock, our remaining assets will be distributed ratably among the holders of shares of our common stock.

   Rights and Preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

   Fully Paid and Nonassessable. All outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

   Pursuant to the terms of our certificate of incorporation, our Board of Directors is authorized, subject to any limitations prescribed by Delaware law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of our preferred stock, in one or more classes or series, and to fix the voting powers, full or limited, or no voting powers, and the distinctive designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions of these rights, of the shares of each such class or series. Our Board of Directors is authorized to issue shares of our preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of our common stock.

   We have no current plans to issue any shares of our preferred stock. However, the issuance of shares of our preferred stock or of rights to purchase shares of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.

Delaware Business Combination Statute

   Our certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 restricts some business combinations involving interested stockholders or their affiliates. An interested stockholder is defined as any person or entity that is the beneficial owner of at least 15% of a corporation’s voting stock or is an affiliate or associate of the corporation or the owner of 15% or more of the outstanding voting stock of the corporation at any time in the past three years. Because of this election, Section 203 will not apply to us.

Other Rights of Stockholders

   Under our certificate of incorporation and our by-laws, only our Board of Directors, our chairman of the board, our chief executive officer, our president or the holders of at least 40% of our outstanding shares of common stock may call a special meeting of stockholders. In addition, under our by-laws, stockholders are required to provide advance notice for nominations for the election of directors or for proposing matters that can be acted on by stockholders at stockholders’ meetings.

Transfer Agent and Registrar

   EquiServe Limited Partnership serves as transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have outstanding 33,481,010 shares of our common stock. The 5,000,000 shares of common stock being sold by us in this offering and all of our currently outstanding shares of common stock, other than those shares held by our “affiliates,” as such term is defined under Rule 144 of the Securities Act, 521,880 shares issued by us in February 2005 in connection with the settlement of litigation with the former shareholders of Avasta, and 426,134 shares transferred by Atlantic Investors to a member during the past 12 months, will be freely tradable without restriction or registration under the Securities Act.

   Shares held by our affiliates, which generally include our directors and executive officers and persons owning 10% or more of our common stock, are subject to restrictions on resale in accordance with Rule 144 under the Securities Act. As of February 28, 2005, we estimate that approximately 24,751,311 shares of our common stock were held by our affiliates. In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our then outstanding shares of common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding notice of the sale. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

   In addition, Waythere, Inc., formerly known as Surebridge, Inc., has agreed with us that it will not sell or otherwise transfer any common stock owned by it until June 10, 2005.

PLAN OF DISTRIBUTION

   Subject to the terms and conditions set forth in an placement agent agreement, [          ], our placement agent, has agreed to act as placement agent in connection with this offering. [                         ] has agreed to use its best efforts to introduce us to investors who will purchase the shares. The placement agent does not have any obligation to buy any of the shares from us or to arrange the purchase or sale of any specific number or dollar amount of the shares.

   We may enter into subscription agreements with investors for the purchase of shares in this offering.

   Certain investor funds may be deposited into an escrow account set up at [                         ]. Before the closing date, [                         ] will notify us when funds to pay for the shares have been received. We will deposit the shares with the Depository Trust Company upon receiving notice from [                         ] that funds to pay for the shares have been received. At the closing, Depository Trust Company will credit the shares to the respective accounts of the investors. If the conditions to this offering are not satisfied or waived, then all investor funds that were deposited into escrow will be returned promptly to investors and this offering will terminate.

   Confirmations and definitive prospectuses will be distributed to all investors who agree to purchase shares of the common stock, informing investors of the closing date as to such shares. We currently anticipate that closing of the sale of the shares of common stock will take place on or about                               , 2005. Investors will also be informed of the date on which they must transmit the purchase price into the designated accounts.

   We have agreed to indemnify the placement agent and certain other persons against certain liabilities under the Securities Act. We have also agreed under certain circumstances to contribute to payments the placement agent may be required to make in respect of such liabilities.

   We have agreed to pay the placement agent an aggregate fee equal to [          ]% of the proceeds of this offering. The table on the first page of this prospectus shows the per share and total commissions we will pay to the placement agent, assuming the sale of all of the shares offered pursuant to this prospectus supplement and the accompanying prospectus.

   This is a brief summary of the material provisions of the placement agent agreement and the subscription agreements and does not purport to be a complete statement of their terms and conditions. The placement agent agreement is included as an exhibit to the registrant statement of which this prospectus is a part that will be filed with the Securities and Exchange Commission prior to the consummation of this offering.

Nasdaq SmallCap Market Listing

   Our common stock is traded on the Nasdaq SmallCap Market under the symbol “NAVI.”

VALIDITY OF COMMON STOCK

   The validity of the issuance of the shares of our common stock offered by this prospectus has been passed upon for us by Browne Rosedale & Lanouette LLP, Boston, Massachusetts.

EXPERTS

   The consolidated financial statements and schedules of NaviSite, Inc. as of July 31, 2004 and July 31, 2003 and for each of the years in the three-year period ended July 31, 2004, have been included in this prospectus and registration statement in reliance upon the reports of KPMG LLP, our independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s reports dated November 1, 2004 contain KPMG’s opinion that our recurring losses since inception and accumulated deficit, as well as other factors, raise substantial doubt about our ability to continue as a going concern.

   The consolidated financial statements of Surebridge, Inc. and its subsidiaries as of December 31, 2003, and for the year then ended, have been included in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

   The financial statements of Surebridge, Inc., as of December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement on Form S-2 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement, as amended. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

   We also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can obtain our SEC filings, including the registration statement, through the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities.

   We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports available through our Web site, free of charge, as soon as reasonably practicable after we file or furnish such material with the Securities and Exchange Commission. Our Internet address is http://www.navisite.com. The contents of our Web site are not part of this prospectus, and our Internet address is included in this document as an inactive textual reference only.

INCORPORATION BY REFERENCE

   The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus from the date we file the specified document. We incorporate by reference the following documents filed with the SEC (File No. 000-27597) (other than, in each case, information that is deemed to have been furnished and not filed in accordance with SEC rules):

1.	our Annual Report on Form 10-K for the fiscal year ended July 31, 2004;

2.	our Quarterly Reports on Form 10-Q for the quarters ended October 31, 2004 and January 31, 2005;

3.	our Current Report on Form 8-K, filed September 2, 2004;

4.	our Current Report on Form 8-K, filed September 24, 2004;

5.	our Current Report on Form 8-K, filed October 15, 2004 (dated October 11, 2004);

6.	our Current Report on Form 8-K, filed October 15, 2004 (dated October 12, 2004);

7.	our Current Report on Form 8-K, filed October 29, 2004;

8.	our Current Report on Form 8-K filed November 29, 2004;

9.	our Current Report on Form 8-K filed December 13, 2004;

10.	our Current Report on Form 8-K filed December 15, 2004;

11.	our Current Report on Form 8-K filed January 19, 2005;

12.	our Current Report on Form 8-K, filed February 10, 2005; and

13.	our Current Report on Form 8-K, filed February 22, 2005.

   We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Chief Financial Officer
NaviSite, Inc.
400 Minuteman Road
Andover, MA 01810
(978) 682-8300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

NaviSite, Inc. and Subsidiaries:

   We have audited the accompanying consolidated balance sheets of NaviSite, Inc. and Subsidiaries as of July 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended July 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NaviSite, Inc. and Subsidiaries as of July 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring losses from operations since inception and has an accumulated deficit. These factors, among others as discussed in Note 3 to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Boston, Massachusetts

November 1, 2004

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	July 31,

	2004	2003

	(In thousands,
	except par value)
ASSETS
Current assets:
Cash and cash equivalents	$3,195	$3,862
Accounts receivable, less allowance for doubtful accounts of $2,498 and $2,030 at July 31, 2004 and 2003, respectively	16,584	14,741
Unbilled accounts receivable	1,854	58
Due from related party	101	—
Prepaid expenses and other current assets	4,113	3,953

Total current assets	25,847	22,614
Property and equipment, net	20,794	22,165
Customer lists, less accumulated amortization of $7,875 and $3,724 at July 31, 2004 and 2003, respectively	23,151	12,052
Goodwill	45,920	3,206
Other assets	6,316	6,280
Restricted cash	1,836	3,054

Total assets	$123,864	$69,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts receivable financing line, net	$20,240	$6,358
Notes payable, current portion	1,551	1,211
Note payable to related party	3,000	3,000
Capital lease obligations, current portion	2,921	3,268
Accounts payable	8,285	4,371
Accrued expenses	18,890	15,044
Accrued lease abandonment costs, current portion	4,269	2,536
Deferred revenue	2,670	2,736
Customer deposits	732	391

Total current liabilities	62,558	38,915
Capital lease obligations, less current portion	469	1,907
Accrued lease abandonment costs, less current portion	2,782	3,476
Other long-term liabilities	1,349	2,194
Note to the AppliedTheory Estate	6,000	6,000
Note payable, less current portion	1,157	—
Convertible notes payable to Surebridge	38,467	—

Total liabilities	112,782	52,492

Commitments and contingencies (Note 12)

Stockholders’ equity:
Preferred stock, $0.01 par value; Authorized 5,000 shares; Issued and outstanding: no shares at July 31, 2004 and 2003	—	—
Common stock, $0.01 par value; Authorized 395,000 shares; Issued and outstanding: 27,924 and 23,412 at July 31, 2004 and 2003	279	235
Deferred compensation	(1,514)	—
Accumulated other comprehensive income (loss)	15	(16)
Additional paid-in capital	452,156	432,399
Accumulated deficit	(439,854)	(415,739)

Total stockholders’ equity	11,082	16,879

Total liabilities and stockholders’ equity	$123,864	$69,371

See accompanying notes to consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended July 31,

	2004	2003	2002

	(In thousands, except per share data)
Revenue	$91,126	$75,281	$40,968
Revenue, related parties	46	1,310	18,453

Total revenue	91,172	76,591	59,421

Cost of revenue	68,379	70,781	67,000
Impairment, restructuring and other	917	—	68,317

Total cost of revenue	69,296	70,781	135,317

Gross profit (loss)	21,876	5,810	(75,896)

Operating expenses:
Product development	1,075	950	5,281
Selling and marketing	9,567	5,960	9,703
General and administrative	24,714	20,207	19,272
Impairment, restructuring and other	5,286	8,882	(2,633)

Total operating expenses	40,642	35,999	31,623

Loss from operations	(18,766)	(30,189)	(107,519)
Other income (expense):
Interest income	126	851	1,060
Interest expense	(3,181)	(43,403)	(14,718)
Other income (expense), net	468	(733)	(516)

Loss before income tax expense	(21,353)	(73,474)	(121,693)
Income tax expense	(1)	(153)	—

Net loss	$(21,354)	$(73,627)	$(121,693)

Basic and diluted net loss per common share	$(0.85)	$(6.32)	$(22.30)

Basic and diluted weighted average number of common shares outstanding	25,160	11,654	5,457

See accompanying notes to consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

				Accumulated
	Common Stock			Other	Additional		Stockholders’
			Deferred	Comprehensive	Paid-In	Accumulated	Equity
	Shares	Amount	Compensation	Income (Loss)	Capital	Deficit	(Deficit)

	(In thousands)
Balance at July 31, 2001	4,125	$41	$—	$—	$208,642	$(215,645)	$(6,962)
Issuance of common stock pursuant to employee stock purchase plan and exercise of stock options	35	0	—	—	36	—	36
Conversion of CMGI convertible debt and other amounts due to CMGI	1,624	16	—	—	87,137	—	87,153
Issuance of common stock in connection with the interest on convertible debt	464	5	—	—	2,980	—	2,985
Beneficial conversion feature of debt issued to CMGI and HPFS	—	—	—	—	42,561	—	42,561
Net settlement of debt to CMGI	—	—	—	—	4,464	—	4,464
Net loss	—	—	—	—	—	(121,693)	(121,693)

Balance at July 31, 2002	6,248	62	—	—	345,820	(337,338)	8,544
Exercise of common stock options	2	—	—	—	2	—	2
Common control merger with CBTM	568	6	—	—	3,360	(515)	2,851
Common control merger with CBT	—	—	—	—	16,664	(4,259)	12,405
Conversion of CBT convertible debt and other amounts due to CBT	16,363	165	—	—	65,816	—	65,981
Issuance of common stock — Avasta acquisition	231	2	—	—	367	—	369
Issuance of stock warrants to Silicon Valley Bank	—	—	—	—	370	—	370
Currency translation adjustment	—	—	—	(16)	—	—	(16)
Net loss	—	—	—	—	—	(73,627)	(73,627)

Balance at July 31, 2003	23,412	235	—	(16)	432,399	(415,739)	16,879
Exercise of common stock options	159	1	—	—	403	—	404
Deferred stock-based compensation	—	—	(1,987)	—	1,987	—	—
Amortization of deferred stock-based compensation	—	—	473	—	—	—	473
Issuance of common stock — Avasta earn-out	179	2	—	—	741	—	743
Issuance of stock warrants to Silicon Valley Bank	—	—	—	—	213	—	213
Exercise of Silicon Valley Bank stock warrants	74	1	—	—	(1)	—	—
Issuance of common stock — common control merger with CBT	1,100	10	—	—	2,794	(2,761)	43
Issuance of common stock — Surebridge acquisition	3,000	30	—	—	13,620	—	13,650
Currency translation adjustment	—	—	—	31	—	—	31
Net loss	—	—	—	—	—	(21,354)	(21,354)

Balance at July 31, 2004	27,924	$279	$(1,514)	$15	$452,156	$(439,854)	$11,082

See accompanying notes to consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended July 31,

	2004	2003	2002

	(In thousands)
Cash flows from operating activities:
Net loss	$(21,354)	$(73,627)	$(121,693)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	12,902	14,148	20,649
Amortization of beneficial conversion feature to interest expense	—	37,398	5,163
Interest on debt paid in stock	—	2,098	3,695
Impairment of long-lived assets	1,145	1,190	68,317
Impairment of goodwill and intangibles	—	1,831	186
Write-down of assets held for sale	—	—	524
Loss on disposal of assets	6	250	1,363
Gain on sale of Streaming Media assets	—	—	(524)
Costs associated with abandoned leases	5,058	6,127	—
Amortization of warrants	358	66	—
Non-cash stock compensation	473	—	—
Provision for bad debts	2,568	1,583	3,490
Accretion of debt discount	—	—	1,172
Changes in operating assets and liabilities, net of impact of acquisitions
Accounts receivable	586	(1,371)	3,600
Unbilled accounts receivable	(360)	45	—
Due from CMGI and affiliates	—	(22)	(266)
Due to CMGI	—	(3,241)	7,218
Due from CBT	(101)	—	—
Prepaid expenses and other current assets	(79)	1,775	178
Long-term assets	498	675	(379)
Accounts payable	(814)	(2,614)	(8,537)
Customer deposits	(1)	192	(19)
Long-term liabilities	(844)	163	—
Accrued expenses and deferred revenue	(4,687)	(1,215)	(11,172)

Net cash used for operating activities	(4,646)	(14,549)	(27,035)

(Continued)

	Years Ended July 31,

	2004	2003	2002

	(In thousands)
Cash flows from investing activities:
Net cash acquired in acquisitions	6	3,981	—
Cash used to acquire Interliant assets	—	(5,830)	—
Purchase of property and equipment	(4,269)	(1,067)	(4,182)
Proceeds from the sale of equipment	95	475	1,440
Purchase of debt securities	—	(1,963)	—
Loan to related party	—	(1,596)	—
Proceeds from repayment of loan to related party	—	200	—
Proceeds from the sale of Streaming Media assets	—	—	1,600
Other assets	—	—	577

Net cash used for investing activities	(4,168)	(5,800)	(565)

Cash flows from financing activities:
Restricted cash	1,676	3,878	1,201
Issuance of convertible notes payable to CMGI and HPFS	—	—	30,000
Proceeds from exercise of stock options and employee stock purchase plan	404	—	35
Proceeds from sale leaseback	120	—	—
Proceeds from note payable	450	—	—
Repayment of note payable	(2,055)	—	(1,874)
Debt repayment to the AppliedTheory estate	—	(6,100)	—
Borrowing under note to affiliate	—	5,850	—
Net borrowings (repayments) under accounts receivable line	(6,874)	6,359	—
Net proceeds from modified accounts receivable line	20,400	—	—
Payments under note to affiliates	(30)	(2,600)	—
Payoff of Surebridge line of credit and term note	(3,865)	—	—
Payments on capital lease obligations	(2,079)	(5,018)	(1,218)
Payments of software vendor obligations	—	—	(916)

Net cash provided by financing activities	8,147	2,369	27,228

Net decrease in cash	(667)	(17,980)	(372)
Cash and cash equivalents, beginning of year	3,862	21,842	22,214

Cash and cash equivalents, end of year	$3,195	$3,862	$21,842

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,898	$2,263	$3,553

See accompanying notes to consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Description of Business

   NaviSite, Inc. (“Navisite”, “the Company”, “we”, “us” or “our”) provides managed application services and a broad range of outsourced hosting services for middle-market organizations, which include mid-sized companies, divisions of large multi-national companies and government agencies. Our service offerings allow our customers to outsource the hosting and management of their information technology infrastructure and applications, such as commerce systems, enterprise software applications and email. Substantially all revenues are generated from customers in the United States.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

Restatement of Previously Filed Financial Statements as of and for the Year Ended July 31, 2003

   We completed a business combination with CBT, an entity under common control, on August 8, 2003, which was after our fiscal year ending July 31, 2003 and disclosed as a subsequent event in the notes to our 2003 financial statements. As our fiscal 2004 operating results include the results of CBT, our fiscal year 2003 financial statements, as previously filed in our 2003 Form 10-K, have been restated herein to account for this business combination in a manner similar to a pooling of interests from September 11, 2002, which was the common control effective date.

One-for-fifteen Reverse Stock Split

   On December 12, 2002, our Board of Directors, pursuant to authority previously granted by our stockholders at the annual meeting on December 19, 2001, approved a reverse stock split of our common stock at a ratio of one-for-fifteen (1:15) effective January 7, 2003. All per-share amounts and number of shares outstanding have been restated to give effect to the reverse stock split.

Change in Controlling Ownership

   Through September 10, 2002, we were a majority-owned subsidiary of CMGI, Inc. (CMGI). On September 11, 2002, each of CMGI and Hewlett-Packard Financial Services Company (HPFS) sold and transferred to ClearBlue Technologies, Inc. (ClearBlue), a privately-held managed service provider based in San Francisco, California, the following equity and debt interests in NaviSite:

•	Pursuant to a Note and Stock Purchase Agreement by and between ClearBlue and CMGI (the CMGI Agreement), CMGI sold and transferred to ClearBlue 4,735,293 shares of our common stock, $0.01 par value per share, representing approximately 76% of the outstanding capital stock of NaviSite, warrants to purchase 346,883 shares of our common stock and a convertible note of NaviSite with an aggregate principal amount outstanding of $10.0 million. The $10.0 million convertible note was convertible into 2,564,103 shares of our common stock, under certain circumstances as defined therein.

•	Pursuant to a Note and Stock Purchase Agreement by and between ClearBlue and HPFS (the HPFS Agreement), HPFS sold and transferred to ClearBlue 213,804 shares of our common stock, representing approximately 3.4% of our outstanding capital stock, and convertible notes of NaviSite with an aggregate principal amount outstanding of approximately $55.0 million, convertible into 14,126,496 shares of our common stock, under certain circumstances as defined therein.

   On December 12, 2002, ClearBlue Finance, Inc., a wholly-owned subsidiary of ClearBlue (ClearBlue Finance), (i) converted in full the $10.0 million note formerly held by CMGI and (ii) converted $10.0 million of the $55.0 million notes formerly held by HPFS. We issued 5,128,205 shares of our common stock to ClearBlue Finance upon the conversion and partial conversion, respectively, of the

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$10.0 million note formerly held by CMGI and $10.0 million of the $55.0 million notes formerly held by HPFS and issued 458,943 shares of our common stock for payments of interest due under the convertible notes. A new note (New Note) in the amount of $45.0 million was issued to ClearBlue Finance with respect to the portion of the outstanding principal and interest due under the note formerly held by HPFS that was not converted.

   On December 13, 2002, ClearBlue transferred beneficial ownership of all of its shares of our common stock (except for a fractional share which it retained) to its shareholders, ClearBlue Atlantic, LLC (ClearBlue Atlantic), HPFS, CMGI and an employee of ClearBlue Technologies Management, Inc. (CBTM) on a pro rata basis according to its shareholders’ ownership of ClearBlue.

   Also, as a result of the change in ownership, the agreement between NaviSite and CMGI, whereby CMGI provided certain facilities and administrative support services for us, automatically terminated. CMGI continued to provide certain services to us pursuant to a Transition Services Agreement we entered into with CMGI on November 25, 2002 as we transitioned to a service agreement with ClearBlue or to other third-party suppliers. This transition agreement concluded during the second quarter of fiscal year 2003, and we have completely severed our administrative ties with CMGI; however, CMGI remains a third-party customer.

   On December 31, 2002, NaviSite, a majority owned subsidiary of ClearBlue and its affiliates, completed the acquisition of CBTM, a wholly-owned subsidiary of ClearBlue which, in June 2002, acquired certain assets from the bankrupt estate of AppliedTheory, Inc., in exchange for 567,978 shares of our common stock, representing 4.5% of our total then outstanding common stock, inclusive of the common stock issued as part of the acquisition. The market price of our stock at the time of the transaction was $2.25 per share. As ClearBlue had a controlling interest in both companies at the time of the combination, the transaction was accounted for as a combination of entities under common control (i.e., “as if pooling”) whereby the assets and liabilities of CBTM and NaviSite were combined at their historical amounts. Accordingly, our historical consolidated financial statements for the quarter ended October 31, 2002 have been restated to include the financial results of CBTM beginning on September 11, 2002, the initial date on which ClearBlue acquired a controlling interest in both NaviSite and CBTM. CBTM’s balance sheet has been included in our Consolidated Balance Sheet at July 31, 2003, and CBTM’s results of operations and cash flows for the eleven-months ended July 31, 2003 have been included in our Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the fiscal year ended July 31, 2003 and for all subsequent periods. CBTM is operated as a wholly-owned subsidiary of NaviSite.

   On June 16, 2003, we repaid approximately $3.9 million of the $45.0 million outstanding New Note to ClearBlue Finance, Inc. by offsetting amounts due to us by ClearBlue. On June 17, 2003, we received written notice from ClearBlue Finance, Inc. stating its election to convert the remaining approximately $41.1 million of the New Note into 10,559,248 shares of common stock effective June 19, 2003. As of July 31, 2003 ClearBlue Technologies Equity, Inc., ClearBlue Finance, ClearBlue and ClearBlue Atlantic beneficially owned 19,284,994 shares of our common stock, representing approximately 78.6% of the outstanding shares of common stock on a fully converted basis. As a result of these changes in ownership since September 11, 2002 involving ClearBlue and its affiliates, the utilization of our federal and state tax net operating loss carryforwards will be severely limited pursuant to Internal Revenue Code Section 382.

Impact of Acquisitions

   During fiscal year 2004, we completed the acquisition of substantially all of the assets of Surebridge, Inc. (Surebridge) through our wholly-owned subsidiary, Lexington Acquisition Corp. (Lexington). This acquisition was accounted for using the purchase method of accounting. The results of operations and

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cash flows from Surebridge are included in our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the twelve-month period ended July 31, 2004, from its acquisition date of June 10, 2004. See Note 8 for further discussion of this fiscal year 2004 acquisition.

   In addition to the acquisition of CBTM, as discussed above, during fiscal year 2003, we acquired Avasta, Inc. (Avasta), Conxion Corporation (Conxion), and substantially all of the assets of Interliant, Inc. (Interliant Assets) through our wholly-owned subsidiary, Intrepid Acquisition Corp. (Intrepid). Each of these acquisitions was accounted for using the purchase method of accounting. The results of operations and cash flows from Avasta, Conxion, and Intrepid are included in our Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the twelve-month period ended July 31, 2003 from their respective dates of acquisition, February 5, 2003, April 2, 2003, and May 16, 2003 and for all subsequent periods. See Note 8 for further discussion of our fiscal year 2003 acquisitions.

   On August 8, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of ClearBlue Technologies, Inc. (CBT) pursuant to a Stock and Asset Acquisition Agreement (the CBT Agreement). We acquired all outstanding shares of six (6) wholly-owned subsidiaries of CBT with data centers located in Chicago, Las Vegas, Los Angeles, Milwaukee, Oak Brook and Vienna. In addition, we assumed the revenue and expense, as of the date of acquisition, of four (4) additional wholly-owned subsidiaries of CBT with data centers located in Dallas, New York, San Francisco and Santa Clara (collectively the “Four Subsidiaries” or the “Deferred Entities”). Ownership of these subsidiaries transferred to NaviSite for no additional consideration in April 2004, as described below. The operational results of the Four Subsidiaries have been included herein since NaviSite exercised effective control over these subsidiaries as of August 8, 2003.

   As Atlantic Investors, LLC had a controlling interest in both NaviSite and CBT at the time of the combination, the transaction was accounted for as a combination of entities under common control (i.e., “as if pooling”) whereby the assets and liabilities of CBT and NaviSite were combined at their historical amounts. Accordingly, our consolidated financial statements have been restated for all periods prior to the business combination to include CBT’s financial results beginning on September 11, 2002, the date on which CBT acquired the controlling interest in NaviSite, after the elimination of intercompany balances. See Note 8 for further discussion of our fiscal year 2003 and 2004 acquisitions.

   On February 6, 2004, we entered into an amendment to the CBT Agreement (the “Amendment”) by and among NaviSite, CBT and certain of CBT’s wholly-owned subsidiaries. The Amendment amended the CBT Agreement dated August 8, 2003 to extend the date by which we are able to cause the transfer to us of the Deferred Entities, from February 8, 2004 to anytime on or prior to August 8, 2005 (the “Transfer Date”), under certain conditions and for no additional consideration. In consideration for such Amendment, we agreed to operate and manage the Deferred Entities in a manner consistent with the CBT Agreement. On April 12, 2004, pursuant to the Amendment, NaviSite exercised its right to acquire from CBT all of the outstanding shares of the Deferred Entities, for no additional consideration.

(b)	Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of NaviSite, Inc. and our wholly owned subsidiaries, ClickHear, Inc., NaviSite Acquisition Corp., ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp., ClearBlue Technologies/ Chicago-Wells, Inc., ClearBlue Technologies/ Las Vegas, Inc., ClearBlue Technologies/ Los Angeles, Inc., ClearBlue Technologies/ Milwaukee, Inc., ClearBlue Technologies/ Oak Brook, Inc., and ClearBlue Technologies/ Vienna, Inc., ClearBlue Technologies/ New York, Inc., ClearBlue Technologies/ Dallas, Inc., ClearBlue Technologies/ Santa Clara, Inc., ClearBlue Technologies/ San Francisco, Inc. and Lexington Acquisition Corp. after elimination of all significant intercompany balances and transactions.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the useful lives of fixed assets and intangible assets, recoverability of long-lived assets and the collectability of receivables.

(d)	Cash and Cash Equivalents and Restricted Cash

   The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. The Company had restricted cash of $1.8 million and $3.1 million at July 31, 2004 and 2003, respectively, which represents a cash collateral requirement for standby letters of credit associated with several of the Company’s facility and equipment leases. Restricted cash declined during the year ended July 31, 2004, as the result of letters of credit that have expired, been drawn down or canceled due to lease modifications.

(e)	Revenue Recognition

   Revenue consists of monthly fees for Web site and Internet application management, hosting, colocations and professional services. The Company also derives revenue from the sale of software and related maintenance contracts. Reimbursable expenses charged to clients are included in revenue and cost of revenue. Application management, hosting and colocation revenue (other than installation fees) is billed and recognized over the term of the contract, generally one to three years, based on actual usage. Payments received in advance of providing services are deferred until the period such services are provided. Revenue from professional services, application management, hosting and colocation revenue is recognized on either a time-and material basis as the services are performed or under the percentage of completion method for fixed-price contracts. We generally sell our professional services under contracts with terms ranging from one to five years. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service costs of the contract exceed the estimated revenue that will be generated by the contract. Unbilled accounts receivable represents revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met. Revenue from the sale of software is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fees are fixed and determinable and collection of the resulting receivable is reasonably assured. In instances where the Company also provides application management and hosting services in conjunction with the sale of software, software revenue is deferred and recognized ratably over the expected customer relationship period. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

(f)	Concentration of Credit Risk

   Our financial instruments include cash, accounts receivable, obligations under capital leases, software agreements, accounts payable, and accrued expenses. As of July 31, 2004, the carrying cost of these instruments approximated their fair value. The financial instruments that potentially subject us to concentration of credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers across many industries that

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

comprise our customer base. One third-party customer accounted for 12% and 21% of our total revenue for the fiscal year ended July 31, 2004 and 2003, respectively. During 2002, no third party customer accounted for 10% or more of our total revenue. Accounts receivable included approximately $1.5 million and $2.3 million due from this third-party customer at July 31, 2004 and 2003, respectively.

(g)	Comprehensive Income (Loss)

   Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period of time from transactions and other events and circumstances from non-owner sources. The Company reports accumulated other comprehensive income (loss), resulting from foreign currency translation adjustments, in the Consolidated Statements of Stockholders’ Equity.

(h)	Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Assets acquired under capital leases in which title transfers to us at the end of the agreement are amortized over the useful life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

   Renewals and betterments, which materially extend the life of assets, are capitalized and depreciated. Upon disposal, the asset cost and related accumulated depreciation are removed from their respective accounts and any gain or loss is reflected within Other income (expense), net in our Consolidated Statements of Operations.

(i)	Long-Lived Assets, Goodwill and Other Intangibles

   The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement requires that long-lived assets and certain indentifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

   The Company reviews the valuation of goodwill in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets.” Under the provisions of SFAS No. 142, goodwill is required to be tested for impairment annually in lieu of being amortized. This testing is done in the fourth quarter of each year. Furthermore, goodwill is required to be tested for impairment on an interim basis if an event or circumstance indicates that it is more likely than not an impairment loss has been incurred. An impairment loss shall be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses shall be recognized in operations. The Company’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. Management predominantly uses third party valuation reports to assist in its determination of the fair value. If these assumptions differ materially from future results, the Company may record impairment charges in the future.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(j)	Income Taxes

   We account for income taxes under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)	Advertising Costs

   We recognize advertising costs as incurred. Advertising expense was approximately $20,000, $0 and $4,000 for the fiscal years ended July 31, 2004, 2003, and 2002, respectively, and is included in the accompanying consolidated statements of operations as a component of selling and marketing expenses.

(l)	Stock-Based Compensation Plans

   We account for our stock option plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB”), Accounting for Stock Issued to Employees, and Related Interpretations. We recorded stock compensation expense of approximately $473,000, $0 and $0 during the fiscal years ended July 31, 2004, 2003 and 2002, respectively (see Note 12). The following table illustrates the effect on net loss and net loss per common share if we had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123, “Accounting for Stock-Based Compensation”, to stock based compensation.

	2004	2003	2002

	(In thousands, except per share data)
Net loss, as reported	$(21,354)	$(73,627)	$(121,693)
Add: Stock-based employee compensation expense from the Amended and Restated 2003 Stock Incentive Plan included in reported net loss	473	—	—
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	(5,702)	(8,062)	(24,778)

Net loss, as adjusted	$(26,583)	$(81,689)	$(146,471)

Net loss per common share:
Basic and diluted — as reported	$(0.85)	$(6.32)	$(22.30)

Basic and diluted — as adjusted	$(1.06)	$(7.01)	$(26.84)

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option-pricing model, assuming no expected dividends and the following weighted average assumptions:

NaviSite:
Risk-free interest rate	2.68%	1.93%	2.23%
Expected volatility	137.34%	160.16%	250.00%
Expected life (years)	2.08	3.07	2.12
Weighted average fair value of options granted during the period	$4.58	$2.23	$4.01

(m)	Historical and Unaudited Pro Forma Basic and Diluted Net Loss Per Share

   Basic net loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the period, using either the “if-converted” method for convertible preferred stock and notes or the treasury stock method for options, unless amounts are anti-dilutive.

   For fiscal years ended July 31, 2004, 2003, and 2002, net loss per basic and diluted share is based on weighted average common shares and excludes any common stock equivalents, as they would be anti-dilutive due to the reported losses. There were 970,748, 2,741 and 29,503 of diluted shares related to employee stock options that were excluded as they have an anti-dilutive effect due to the loss for fiscal years 2004, 2003 and 2002, respectively.

(n)	Segment Reporting

   We currently operate in one segment, outsourced hosting and application management services. The Company’s chief operating decision maker reviews financial information at a consolidated level. The Company has determined that reporting revenue at a service offering level is impracticable.

(o)	New Accounting Pronouncements

   In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue 00-21 provides guidance on how to determine when an arrangement that involves multiple revenue-generating activities or deliverables should be divided into separate units of accounting for revenue recognition purposes, and if this division is required, how the arrangement consideration should be allocated among the separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into on or after January 1, 2004. The adoption of EITF Issue 00-21 did not have a material effect on the Company’s financial position or results of operations.

   In January 2003, FASB Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities,” was issued. FIN 46 requires certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. During December 2003, the FASB issued a new revision to FIN 46 (“FIN 46R”).

   Under the revised provisions, public entities are required to apply the guidance if the entity has interests in VIEs commonly referred to as special-purpose entities for the periods ending after

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 15, 2003. The adoption of FIN 46 and 46R did not have a material effect on our consolidated financial statements.

   In May 2003, the FASB issued SFAS No. 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB deferred the classification and measurement provisions of SFAS No. 150 as they apply to certain mandatory redeemable non-controlling interests. This deferral is expected to remain in effect while these provisions are further evaluated by the FASB. We have not entered into or modified any financial instruments covered by this statement after May 31, 2003 and the application of this standard is not expected to have a material impact on our financial position or results of operations.

   In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. (“SAB”) 104, “Revenue Recognition,” which supersedes SAB 101, “Revenue Recognition in Financial Statements.” SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” The issuance of SAB 104 reflects the concepts contained in EITF 00-21; the other revenue recognition concepts contained in SAB 101 remain largely unchanged. The application of SAB 104 did not have a material impact on the Company’s financial position or results of operations.

(p)	Foreign Currency

   The functional currencies of our wholly owned subsidiaries are the local currencies. The financial statements of the subsidiaries are translated into U.S. dollars using period end exchange rates for assets and liabilities and average exchange rates during corresponding periods for revenue, cost of revenue and expenses. Translation gains and losses are deferred and accumulated as a separate component of stockholders’ equity (accumulated other comprehensive income (loss)).

(q)	Reclassifications

   Certain fiscal year 2003 balances have been reclassified to conform to the fiscal year 2004 financial statement presentation.

(3)	Liquidity

   As of July 31, 2004, our principal sources of liquidity included cash and cash equivalents and our financing agreement with Silicon Valley Bank. We had a working capital deficit of $36.7 million, including cash and cash equivalents of $3.2 million at July 31, 2004, as compared to a working capital deficit of $16.3 million, including cash and cash equivalents of $3.9 million, at July 31, 2003.

   The total net change in cash and cash equivalents for the fiscal year ended July 31, 2004 was a decrease of $0.7 million. The primary uses of cash during fiscal year 2004 included $4.6 million of cash used for operating activities, $4.3 million for purchases of property and equipment and $8.0 million in repayments on notes payable and capital lease obligations. Our primary sources of cash during fiscal

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

year 2004 were a $1.7 million decrease in restricted cash, $0.4 million in proceeds associated with the exercise of stock options under the employee stock option plans, $13.5 million in net proceeds from our financing agreements and $0.6 million in proceeds from sale-leaseback and note payable transactions. Net cash used for operating activities of $4.6 million during the fiscal year ended July 31, 2004, resulted primarily from our $21.4 million net loss, partially offset by $22.6 million in non-cash charges, and $5.8 million used by net changes in operating assets and liabilities. At July 31, 2004, we had an accumulated deficit of $439.9 million, and have reported losses from operations since incorporation. At July 31, 2003, we had an accumulated deficit of $415.7 million.

   Prior to May 2003, our primary sources of cash to fund our operations were sales of equity and convertible debt securities. Since May 2003, our primary source of cash to fund our operations and meet our contacted obligations and commitments has been our accounts receivable financing agreement with Silicon Valley Bank. On January 30, 2004, we amended this agreement to, among other things, allow for future borrowing to be based on monthly recurring revenue, increase the maximum borrowings level from $10.0 million to $12.8 million, and extend the term until January 29, 2006. On April 29, 2004, we amended this agreement, among other things, to increase the maximum borrowing level from $12.8 million to $20.4 million, and extend the term until April 29, 2006. Under the amended agreement, borrowings are based on monthly recurring revenue. We are required to prepare and deliver a written request for an advance of up to three times the value of total monthly recurring revenue, calculated to be monthly revenue (including revenue from New York State Department of Labor) less professional services revenue. The bank may then provide an advance of 85% of such value (or such other percentage as the bank may determine). The interest rate under the agreement is variable and is currently calculated at the bank’s published “prime rate” plus four percent. Following completion of certain equity or debt financings, and provided we continue to meet certain ratios under the amended agreement, the interest rate shall be reduced to the bank’s prime rate plus one percent. In no event, however, will the prime rate be less than 4.25%. On July 31, 2004, we had an outstanding balance under the amended agreement of $20.4 million.

   At July 31, 2004, the Company had $1.8 million in outstanding standby letters of credit, issued in connection with facility and equipment lease agreements, which are 100% cash collateralized. Cash subject to collateral requirements has been recorded as restricted cash and is classified as non-current on our balance sheet at July 31, 2004.

   We anticipate that we will continue to incur net losses in the future. We have taken several actions we believe will allow us to continue as a going concern through July 31, 2005, including the closing and integration of strategic acquisitions, the changes to our senior management and bringing costs more in line with projected revenue. Additionally, we will need to find sources of financing in order to remain a going concern. Potential sources include our financing agreement with Silicon Valley Bank and public or private sales of equity or debt securities. We are obligated to use a significant portion of any proceeds raised in an equity or debt financing to make payments on the Surebridge notes, depending on the total net proceeds received by us in the financing (see Note 11(f)). We may also consider sales of assets to raise additional cash. If we use a significant portion of the net proceeds from an offering to acquire a company, technology or product, we will need to raise additional debt or equity capital.

   Our operating forecast incorporates material trends, such as our acquisitions, reductions in workforce, loss of related party revenue and closings of facilities. Our forecast also incorporates the future cash flow benefits expected from our continued efforts to increase efficiencies and reduce redundancies. Nonetheless, our forecast includes the need to raise additional funds. Our cash flow estimates are based upon attaining certain levels of sales, maintaining budgeted levels of operating expenses, collections of accounts receivable and maintaining our current borrowing line with Silicon Valley Bank among other assumptions, including the improvement in the overall macroeconomic environment. However there

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

can be no assurance that we will be able to meet such assumptions. Our sales estimate includes revenue from new and existing customers, which may not be realized, and we may be required to further reduce expenses if budgeted sales are not attained. We may be unsuccessful in reducing expenses in proportion to any shortfall in projected sales and our estimate of collections of accounts receivable may be hindered by our customers’ ability to pay. In addition, we are currently involved in various pending and potential legal proceedings. While we believe that the allegations against us in each of these matters are without merit, and that we have a meritorious defense in each, we are not able to predict the final outcomes of any of these matters and the effect, if any, on our business, financial condition, results of operations or cash flows. If we are ultimately unsuccessful in any of these matters, we could be required to pay substantial amounts of cash and/or shares of our common stock to the other parties. The amount and timing of any such payments could adversely affect our business, financial condition, results of operations or cash flows.

(4)	Impairment of Long-Lived Assets

   During fiscal year 2004, the Company recorded a $1.1 million impairment charge including, a $0.6 million impairment charge for furniture and fixtures related to abandoned leases in Houston, Syracuse and San Jose; a $0.2 million charge for capital improvements to our impaired space at 400 Minuteman Road in Andover, MA; and a $0.3 million charge related to the impairment of furniture and fixtures in our facility at 55 Francisco Street, San Francisco, CA.

   As a result of our abandoning our administrative space located on the second floor of our leased facility at 400 Minuteman Road in Andover, MA on January 31, 2003, certain long-lived assets consisting mostly of leasehold improvements and furniture and fixtures were abandoned. We took a charge against our earnings in the second quarter of fiscal 2003 of approximately $62,000 in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

   During the third fiscal quarter of 2003, we evaluated the net realizable value of our assets held for sale and determined, based upon third party quotes for purchase of these assets, that the net fair market value of our assets held for sale was less than the carrying value. As a result, we recorded a $1.0 million charge related to the reduction in the net realizable value of our assets held for sale as a component of other expense. These assets were sold to third parties in the fourth fiscal quarter of 2003.

   During fiscal 2003, CBT evaluated the net realizable value of its long-lived assets and recorded an impairment charge of approximately $2.0 million.

   During fiscal year 2002, the Company recorded a net $1.9 million charge representing the future estimated remaining minimum lease payments related to certain idle equipment held under various operating leases. The equipment had previously been rented to former customers under operating leases, and upon the loss of the customer, the equipment became idle. Based on the Company’s forecasts, the equipment will not be utilized before the related operating leases expire and/or the equipment becomes obsolete.

   During fiscal year 2002, the Company evaluated the current and forecasted utilization of its purchased software licenses. As a result of this evaluation, during the second quarter of fiscal year 2002, the Company recorded a $365,000 impairment for software licenses that would not be utilized before the licenses expired or became obsolete.

   During fiscal year 2002, the Company finalized agreements with various equipment lessors whereby the Company purchased equipment previously held under operating lease for approximately $42.0 million, less amount owed under capital leases at that time. The fair market value of the equipment at the time of purchase, based on third party appraisal, was approximately $13.1 million. As

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the aggregate fair market value of the equipment, based on third party appraisal, was less than the aggregate consideration given, the Company recorded an asset impairment charge of $24.9 million, as a separate component of cost of revenue, in fiscal year 2002.

   A number of factors occurring during the fourth quarter of fiscal 2002 impacted the Company’s long-lived assets including both their expected future cash flow generation and the Company’s expected utilization of the assets within revised operating plans. These factors included the further deterioration of market conditions within the web hosting industry, excess capacity in the industry and in the Company’s two data centers, deterioration of the Company’s revenue base.

   Based on these factors and their impact on current and future projected cash flows, the Company performed an assessment of the carrying value of its long-lived assets pursuant to SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” The conclusion of this assessment was that the decline in market conditions within the Company’s industry were significant and other than temporary. In this assessment, the Company reviewed its long-lived assets, which included property and equipment and goodwill. The carrying amount of goodwill, which totaled $186,000, was considered unrecoverable and was written-off as of July 31, 2002 and was included as a component of general and administration expense.

   In accordance with SFAS No. 121, the measurement of the impairment loss of property and equipment was based on the fair value of the asset, as determined by a third party appraisal. The following is a summary of the impairment charge, by asset classification, as of July 31, 2002:

		Appraised
	Carrying Value	Fair Value	Impairment

	(In thousands)
Office furniture and equipment	$3,062	$837	$2,225
Computer equipment	8,470	5,675	2,795
Software licenses	3,720	2,158	1,562
Leasehold improvements	35,280	3,742	31,538

Total	$50,532	$12,412	$38,120

   In addition, approximately $3.0 million of other impairment charges were recorded throughout fiscal year 2002.

   Management determined that the best measure of fair value for the property and equipment was a combination of the market and cost approaches. The cost approach was utilized to determine the fair value of certain computer hardware, leasehold improvements, office furniture and equipment, and construction in progress. The cost approach utilizes estimated replacement/reproduction costs, with allowances for physical depreciation and functional obsolescence (i.e. asset utilization). For certain equipment and leasehold improvements, the market approach was used. The market approach typically includes comparing recent sales of similar assets and adjusting these comparable transactions based on factors such as age, condition, and type of sale to determine fair value.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   The following is a summary of the fiscal 2002 impairment charges described above, by asset classification:

Net impairment of fixed assets purchased from operating leases	$24,881
Impairment of software that would not be utilized before expiration of license or software became obsolete	365
Impairment of idle leased equipment	1,937
Impairment of fixed assets under SFAS 121 based on the fair value of the assets versus the carrying value	41,134

Total	$68,317

   All impairment charges were recorded in the consolidated statements of operations based upon the nature of the asset being impaired and the nature of the asset’s use. The impairments recorded as a separate component of cost of revenue related to assets that were either being utilized or had at some time been utilized to generate revenue. The determination was based upon how the assets had historically been expensed, either as lease expense or depreciation/amortization.

(5)	Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Assets acquired under capital leases in which title transfers to us at the end of the agreement are amortized over the useful life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred. Property and equipment at July 31, 2004 and 2003 are summarized as follows:

	July 31,

	2004	2003

	(In thousands)
Office furniture and equipment	$3,625	$2,613
Computer equipment	35,117	28,368
Software licenses	10,405	9,308
Leasehold improvements	10,245	12,549

	59,392	52,838
Less: Accumulated depreciation and amortization	(38,598)	(30,673)

Property and equipment, net	$20,794	$22,165

   The estimated useful lives of our fixed assets are as follows: office furniture and equipment, 5 years; computer equipment, 3 years; software licenses, 3 years or life of the license; and leasehold improvements, 4 years or life of the lease.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   The cost and related accumulated amortization of property and equipment held under capital leases (classified as computer equipment above) are as follows:

	July 31,

	2004	2003

	(In thousands)
Cost	$6,797	$6,349
Accumulated depreciation and amortization	(4,644)	(2,181)

	$2,153	$4,168

(6)	Intangible Assets

   Intangible assets consist of customer lists resulting from our acquisitions of Avasta, Interliant and Surebridge and the “as if poolings” of CBTM and CBT. The gross carrying amount and accumulated amortization as of July 31, 2004 and 2003 for customer lists are as follows:

	July 31,

	2004	2003

	(In thousands)
Gross carrying amount	$31,026	$15,776
Accumulated amortization	7,875	3,724

Customer lists, net	$23,151	$12,052

   Intangible asset amortization expense for the years ended July 31, 2004, 2003 and 2002 aggregated $3.8 million, $2.8 million and $0, respectively. Amortization expense related to intangible assets for the next five years is as follows:

Year Ending July 31,	(In thousands)

2005	$5,630
2006	$5,133
2007	$4,189
2008	$3,292
2009	$2,064

   Customer lists are being amortized over estimated useful lives ranging from five to eight years.

(7)	Goodwill

   The changes in the carrying amount of goodwill for the fiscal years ended July 31 are as follows:

	Fiscal	Fiscal	Fiscal
	2004	2003	2002

	(In thousands)
Goodwill as of August 1,	$3,206	$—	$394
Goodwill — common control merger with CBTM	—	3,206	—
Goodwill acquired	42,714	—	—
Goodwill amortization	—	—	(208)
Goodwill impairment	—	—	(186)

Goodwill as of July 31,	$45,920	$3,206	$—

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   We perform our annual impairment analysis in our fiscal fourth quarter. No goodwill impairment has been recorded during fiscal year 2004 or 2003. As part of our impairment analysis performed at July 31, 2002, it was determined that the unamortized goodwill at July 31, 2002 of $186,000 was fully impaired and was included in the accompanying consolidated statements of operations as a component of general and administrative expense.

   The impact that the adoption of SFAS 142 had on net income and earnings per share for the fiscal years ended July 31 are presented as follows:

	2004	2003	2002

	(In thousands)
Net loss	$(21,354)	$(73,627)	$(121,693)
Add back: goodwill amortization expense, net of tax	—	—	208

Adjusted net loss available to common stockholders	$(21,354)	$(73,627)	$(121,485)

Basic and diluted earnings per share:
Net loss	$(0.85)	$(6.32)	$(22.30)
Goodwill amortization expense, net of tax	—	—	0.05

Adjusted net loss	$(0.85)	$(6.32)	$(22.25)

(8)	Acquisitions

   ClearBlue Technologies Management, Inc. (“CBTM”). We acquired CBTM in December 2002, in a transaction accounted for as a combination of entities under common control (i.e., “as if pooling”) (See Note 1). In June 2002, prior to our acquisition of CBTM, CBTM acquired substantially all of the assets used or useful in the Web hosting and Internet solutions business and assumed certain associated liabilities from the bankruptcy estate of AppliedTheory Corporation (“AppliedTheory”), which had filed for bankruptcy on April 17, 2002. On June 13, 2002, the acquisition of AppliedTheory by CBTM was consummated, effective June 6, 2002. The results of operations of AppliedTheory have been included in the financial statements of CBTM since June 6, 2002.

   The aggregate purchase price paid by CBTM for the AppliedTheory assets, excluding assumed liabilities, was $16.0 million of which $3.9 million was paid in cash and $12.1 million was paid with the issuance of four notes payable to the AppliedTheory Estate: two unsecured promissory notes totaling $6.0 million, bearing interest at 8% per annum and due June 10, 2006, a secured promissory note totaling $700,000, bearing interest at 8% per annum and due December 10, 2002 and a $5.4 million secured promissory note, non-interest bearing, due December 10, 2002. The two notes due December 10, 2002 were paid in December 2002.

   Of the $6.2 million in identifiable intangible assets, $5.8 million was assigned to customer lists which are being amortized over eight years, except for the New York State Department of Labor customer contract, which is being amortized over the remaining life on the contract of five years. The remaining $440,000 of acquired intangible assets was allocated to proprietary software, which is being amortized over five years.

   Avasta, Inc. On February 5, 2003, we acquired Avasta, a provider of remote hosting and managed service operations in an all-stock transaction valued at approximately $370,000. The acquisition was made to enhance our ability to be a full service provider of applications management services and technology to our customers. The purchase price consisted of 231,039 shares of common stock at a per share value of $1.60. The purchase price of $442,000 consists of the issuance of common stock for approximately $370,000 and approximately $72,000 in acquisition costs. The Agreement and Plan of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Merger provided that up to an additional 1,004,518 shares of common stock could be issued in the event certain revenue targets are achieved through June 2003. As a result of the earnout calculation, in September 2003, we issued 179,353 shares of our common stock at a per share value of $4.14. During the third quarter of 2004, we finalized our purchase accounting for this acquisition, which resulted in the reclassification from leasehold improvements to an intangible asset allocated to customer lists in the amount of approximately $1.5 million, which is being amortized over the remaining four years.

   Subsequent to our fiscal 2004 year end, and pursuant to an arbitration decision (see Note 12(b)) whereby the arbitrator found that we breached our obligations under the Agreement and Plan of Merger and ordered us to issue to the former Avasta shareholders, or their designee, an aggregate of 321,880 shares of our common stock and reimburse related attorneys’ fees, costs and disbursements, we have recorded, as of July 31, 2004, approximately $2.4 million related to this arbitration decision in general and administrative expense.

   Conxion Corporation. On April 2, 2003, we completed the acquisition of Conxion, a provider of software distribution services and network/server security expertise for its customers, pursuant to an Agreement and Plan of Merger, dated as of March 26, 2003 (Conxion Agreement), by and between us, Union Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary and Conxion. Pursuant to the Conxion Agreement, the shareholders of Conxion received an aggregate of $1.9 million in cash. The acquisition was made to enhance our ability to be a full service provider of applications management services and technology to our customers. The source of funds used for the acquisition of Conxion was our cash on hand. The acquisition price was based on the parties’ determination of the fair value of Conxion and the terms of the Conxion Agreement were derived from arms-length negotiation among the parties. The purchase price of $2.0 million consisted of the $1.9 million paid to the Conxion shareholders and approximately $106,000 in acquisition costs. The negative goodwill of approximately $2.2 million reduced the recorded basis of property and equipment. This acquisition was accounted for using the purchase method of accounting.

   Interliant. On May 16, 2003, we completed the acquisition of substantially all of the assets relating to the managed infrastructure solutions business, encompassing messaging and collaboration, managed hosting, bundled-in managed security, and integrated and related professional services in the United States and in Europe of Interliant, Inc., a Delaware corporation, and several of its subsidiaries (Debtors) in the bankruptcy proceedings of the Debtors under Chapter 11 of Title 11 of the United States Bankruptcy Code pending in the Southern District of New York (White Plains), pursuant to an Asset Purchase Agreement, dated as of May 15, 2003 (the Agreement), by and between our subsidiary, Intrepid Acquisition Corp. and the Debtors, approved by order of the Bankruptcy Court on May 15, 2003. Pursuant to the Agreement, the aggregate purchase price for the Interliant assets, excluding certain assumed liabilities, was approximately $7.2 million after adjustments, based upon the Debtors’ adjusted net worth, comprised of approximately $5.8 million in cash, $0.6 million in the form of a credit of future distributions to be paid on the Interliant Notes, $0.6 million in principal amount of a non-interest bearing, 180-day promissory note, secured by the Interliant Notes and the accounts receivable acquired as part of the Interliant Assets and approximately $0.2 million in acquisition-related costs. On May 16, 2003, we closed on the purchase of all of the Interliant Assets, other than the Debtors’ accounts receivable. On June 6, 2003, we closed on the purchase of the accounts receivable. The source of funds used for the initial closing was our cash on hand combined with the funds provided from and through financing of our accounts receivable with Silicon Valley Bank (SVB), as discussed below, cash acquired with the Interliant assets, and cash receipts from the purchased accounts receivable. The acquisition price was determined through arms-length negotiations and competitive bidding for the Interliant Assets at an auction conducted under the auspices of the Bankruptcy Court. On March 8, 2004, the court approved an approximate $0.3 million net worth adjustment in favor of Intrepid and we adjusted our purchase accounting to reflect this resolution. In

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conjunction with this resolution, Intrepid’s approximate $0.6 million promissory note in favor of Interliant was satisfied out of the net worth adjustment and the remaining balance of $0.2 million was paid from funds Intrepid had placed in escrow (see Note 11). The acquisition was accounted for under the purchase method of accounting.

   ClearBlue Technologies. On August 8, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of CBT pursuant to a Stock and Asset Acquisition Agreement (the “CBT Agreement”). Pursuant to the CBT Agreement, we acquired all outstanding shares of six (6) wholly owned subsidiaries of CBT with data centers located in Chicago, Las Vegas, Los Angeles, Milwaukee, Oakbrook and Vienna.

   In addition, we assumed the revenue and expense, as of the date of the CBT Agreement, of four (4) additional wholly owned subsidiaries of CBT with data centers located in Dallas, New York, San Francisco and Santa Clara. Ownership of these subsidiaries was to be automatically transferred, under certain conditions, to us for no additional consideration in February 2004. On February 6, 2004, we entered into an amendment (as discussed in Note 2) to extend the date by which we are able to cause the transfer of these CBT wholly owned subsidiaries to us from February 8, 2004 to on or prior to August 8, 2005, under certain conditions and for no additional consideration. In consideration for such amendment, we agreed to operate and manage these entities in a manner consistent with the CBT Agreement.

   In exchange for these subsidiaries and certain assets and contracts relating to them, we: (i) issued 1.1 million shares of our common stock, to CBT; (ii) released CBT from certain inter-company advances in an amount up to $300,000; (iii) assumed all of CBT’s obligations under certain assets and contracts relating to these subsidiaries; and (iv) released CBT from certain payment obligations owed to us pursuant to the Outsourcing Agreement in an amount not to exceed $263,000.

   As Atlantic Investors, LLC had a controlling interest in both NaviSite and CBT at the time of the CBT Agreement, the transaction was accounted for as a combination of entities under common control (i.e., “as if pooling”) whereby the assets and liabilities of CBT and NaviSite were combined at their historical amounts. Accordingly, the Company’s consolidated financial statements have been restated for all periods prior to the business combination to include CBT’s financial results beginning on September 11, 2002, the date on which CBT acquired the controlling interest in the Company.

   On April 14, 2004, pursuant to the Amendment, NaviSite exercised its right to acquire from CBT all of the outstanding shares of the Deferred Entities, for no additional consideration.

   Surebridge. On June 10, 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., or Surebridge, a privately held provider of managed application services for mid-market companies, in exchange for two promissory notes (see Note 11) in the aggregate principal amount of approximately $39.3 million, three million shares of our common stock and the assumption of certain liabilities of Surebridge at closing. The primary reasons for the acquisition included the addition of service offerings, specific contractual relationships with PeopleSoft and Microsoft, and established contractual revenue base, as well as potential operational savings. As the primary reasons for the acquisition were not related to the tangible net assets of Surebridge, the purchase price was significantly in excess of the fair value of the net assets acquired. The acquisition was accounted for under the purchase method of accounting. The final purchase accounting is subject to final resolution of the net worth calculation. We have included the financial results of Surebridge in our consolidated financial statements beginning June 10, 2004, the date of acquisition.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

Surebridge

(In thousands)
Accounts receivable	$5,201
Other current assets	1,745
Long-term assets	560
Property and equipment	5,725
Goodwill	42,714
Customer lists	14,000

Total assets acquired	69,945

Accounts payable and accrued expenses	9,030
Other current liabilities	6,496
Long-term liabilities	1,002

Total liabilities assumed	16,528

Net assets acquired	$53,417

   The following unaudited pro forma results for the years ended July 31, 2004, 2003 and 2002 give effect to our 2004 acquisition of Surebridge as if it had taken place at the beginning of fiscal year 2003 and our 2003 acquisitions of Avasta, Conxion, Interliant and common control mergers of CBTM and CBT as if they had taken place at the beginning of fiscal year 2002. The pro forma information does not necessarily reflect the results of operations that would have occurred had the acquisitions taken place at the beginning of the fiscal periods indicated and is not necessarily indicative of results that may be obtained in the future:

	Year Ended July 31,

	2004	2003	2002

	Pro Forma (Unaudited)

	(In thousands, except for
	per share amounts)
Revenue	$129,764	$147,802	$197,726
Net loss	$(27,481)	$(98,520)	$(286,962)
Net loss per share	$(0.99)	$(6.72)	$(52.59)

(9) Investment in Debt Securities

   In a privately negotiated transaction with Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC, pursuant to an Assignment Agreement dated October 11, 2002 and in a series of open market transactions from certain other third-party holders, we acquired an aggregate principal amount of approximately $36.3 million face value, 10% convertible senior notes (Interliant Notes) due in 2006 of Interliant, Inc. (Interliant) for a total consideration of approximately $2.0 million. Interliant was a provider of managed services, which filed a petition under Chapter 11 of Title 11 of the United States Bankruptcy Code in the Southern District of New York (White Plains) on August 5, 2002, and we made this investment with the intention of participating in the reorganization/sale of Interliant.

   On May 16, 2003, the Bankruptcy Court confirmed us as the successful bidder for the purchase of the Interliant Assets (see Note 8). We used $624,000 of the first projected distributions to be made on our Interliant Notes as partial payment for the assets acquired. As such, we have reduced the carrying

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of the Interliant Notes by this amount. On September 30, 2004, the Third Amended Plan of Liquidation of Interliant and its affiliated debtors became effective. The final amount and timing of distributions we will receive on our Interliant Notes has not been determined. It may be greater or less than the remaining carrying value, however, we have estimated the value to approximate the $1.4 million carrying value included in other assets on our Consolidated Balance Sheet.

(10) Accrued Expenses

   Accrued expenses consist of the following:

	July 31,

	2004	2003

	(In thousands)
Accrued payroll, benefits and commissions	$6,580	$3,088
Accrued legal	3,098	551
Accrued accounts payable	2,727	3,694
Due to AppliedTheory Estate	1,464	1,461
Accrued interest	659	351
Accrued contract termination fees	984	2,096
Accrued other	3,378	3,803

	$18,890	$15,044

(11) Debt

   Debt consists of the following:

	July 31,

	2004	2003

Accounts receivable financing line, net	$20,240	$6,358
Notes payable to Atlantic Investors	3,000	3,000
Note to the AppliedTheory Estate	6,000	6,000
Notes payable to landlord	1,908	—
Convertible notes payable to Surebridge	39,267	—
Notes payable to the Interliant Estate	—	550
Other notes payable	—	661

Total	$70,415	$16,569

Less current portion	24,791	10,569

Long-term debt	45,624	6,000

     (a) Silicon Valley Bank Financing Arrangements

   On May 27, 2003, we entered into an Accounts Receivable Financing Agreement (Financing Agreement), by and among Silicon Valley Bank (SVB), us and our wholly owned subsidiaries, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp., whereby we can finance up to a maximum of $12.5 million of our eligible accounts receivables with an 80% advance rate. Under the Financing Agreement, we are required to repay advances upon the earlier of our receipt of payment on the financed accounts receivables from our customers, or the financed accounts receivable being aged greater than ninety days from date of service. The Financing Agreement has a one-year term and bears an annual interest rate of prime rate plus 4.0%, with a minimum

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$10,000 monthly finance charge. The Financing Agreement also contains certain affirmative and negative covenants and is secured by substantially all of our assets, tangible and intangible. As part of the Financing Agreement, on May 27, 2003 we issued to SVB a warrant to purchase up to 165,000 shares of NaviSite common stock with an exercise price of $2.50 per share, the closing price of our stock on the last business day before the issuance of the warrant. We fair valued the warrants at $370,000 using the Black-Scholes option-pricing model. The value of the warrants was amortized into interest expense over the one-year term of the Financing Agreement. Under the conversion rights of the warrant, on May 19, 2004, SVB exercised its warrant to purchase 165,000 shares of our common stock, which resulted in a net issuance of 73,738 shares.

   On January 30, 2004, we entered into a Loan Modification Agreement with SVB. The agreement amended our accounts receivable financing agreement with SVB, among other things, to: (i) base future borrowings on monthly recurring revenue; (ii) increase the maximum borrowing level from $10.0 million to $12.8 million; and (iii) extend the term until January 29, 2006. In connection with this amended agreement, on January 30, 2004, we issued a warrant to SVB for the purchase of 50,000 shares of common stock at an exercise price of $5.75 per share. We fair valued the warrant at $213,426 using the Black-Scholes option-pricing model. The value of the warrant is being amortized into interest expense over the term of the modified Financing Agreement. The warrant is exercisable at any time on or after September 1, 2004. Pursuant to the terms of a Registration Rights Agreement, dated as of January 30, 2004, we also granted certain registration rights to SVB with respect to the shares of common stock issuable upon exercise of the warrant.

   On April 29, 2004, we entered into a Second Loan Modification Agreement with SVB. The agreement amended our account receivable financing agreement, with SVB to, among other things: (i) increase our maximum borrowing level from $12.8 million to $20.4 million; and (ii) extend the term until April 29, 2006. On July 31, 2004, we had an outstanding balance under the amended agreement of $20.4 million.

   Under the amended agreement, borrowings are based on monthly recurring revenue. We are required to prepare and deliver a written request for an advance of up to three times the value of total recurring monthly revenue, calculated to be monthly revenue (including revenue from The New York State Department of Labor) less professional services revenue. SVB may then provide an advance of 85% of such value (or such other percentage as the bank may determine). The interest rate under the amended agreement is variable and is currently calculated at the bank’s published “prime rate” plus 4.0%. Following the completion of certain equity or debt financings, and provided we continue to meet certain ratios under the amended agreement, the interest rate shall be reduced to the bank’s prime rate plus 1.0%. In no event, however, will the bank’s prime rate be less than 4.25%. The accounts receivable financing line at July 31, 2004 and 2003 is reported net of the remaining value ascribed to the related warrants of $0.2 million and $0.3 million, respectively.

     (b) Note Payable to Atlantic Investors, LLC (Atlantic)

   On January 29, 2003, we entered into a $10.0 million Loan and Security Agreement (Atlantic Loan) with Atlantic, a related party. The Atlantic Loan bears an interest rate of 8% per annum. Interest is payable upon demand or, at Atlantic’s option, interest may be added to the outstanding balance due to Atlantic by NaviSite. Atlantic may make demand for payment of amounts in excess of the minimum Atlantic Loan amount of $2.0 million (Minimum Loan Amount), with 60 days notice. Atlantic can demand payment of the Minimum Loan Amount with 90 days notice. Under the Atlantic Loan agreement, we can require Atlantic to loan us (1) up to $2.0 million to repay an amount due from CBTM to Unicorn, a related party to NaviSite and Atlantic; (2) $1.0 million for costs associated with our acquisition of Avasta; and (3) up to $500,000 for the post-acquisition working capital needs of Avasta. Atlantic, at its sole and absolute discretion, may advance other amounts to us such that the aggregate amount borrowed by NaviSite does not exceed the maximum loan amount, defined as the lesser of

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$10.0 million or 65% of our consolidated accounts receivables. On May 30, 2003, we repaid $2.0 million of the approximate $3.0 million outstanding under the Atlantic Loan and on June 11, 2003, we borrowed $2.0 million under the Atlantic Loan. At July 31, 2004, we had $3.0 million outstanding under the Atlantic Loan. This amount is shown as Note payable to related party on our Consolidated Balance Sheet. The Atlantic Loan is secured by all of our receivables and is subordinated to the borrowings from Silicon Valley Bank.

   On January 16, 2004, the Atlantic Loan was amended to extend any and all Credit Advances under the Atlantic Loan made prior to, or following, January 16, 2004, to be due on or before the earlier of (i) August 1, 2004 or (ii) five (5) business days following the closing of a financing transaction or disposition pursuant to which the Borrower receives gross proceeds of $13.0 million. On July 13, 2004, the Atlantic Loan was amended to extend any and all Credit Advances under the Atlantic Loan made prior to, or following, July 13, 2004, to be due on or before the earlier of (i) November 1, 2004 or (ii) five (5) business days following the closing of a financing transaction or disposition pursuant to which the Borrower receives net proceeds of $13.0 million after satisfying the mandatory prepayment obligation under those certain Notes due to Surebridge, Inc. On October 12, 2004, the Atlantic Loan was amended to extend any and all Credit Advances under the Atlantic Loan made prior to, or following, October 12, 2004, to be due on or before the earlier of (i) February 1, 2005 or (ii) five (5) business days following the closing of a financing transaction or disposition pursuant to which the Borrower receives net proceeds of $13.0 million after satisfying the mandatory prepayment obligation under those certain Notes due to Surebridge, Inc.

     (c) Note Payable to the AppliedTheory Estate

   As part of CBTM’s acquisition of certain AppliedTheory assets, CBTM entered into two unsecured promissory notes totaling $6.0 million (Estate Liability) due to the AppliedTheory Estate on June 10, 2006. The Estate Liability bears interest at 8% per annum, which is due and payable annually. At July 31, 2004, we had approximately $80,000 in accrued interest related to this note, which is reflected within accrued expenses on our Consolidated Balance Sheet.

     (d) Notes Payable to the Interliant Estate

   As part of our acquisition of certain Interliant Assets, we entered into a promissory note with the Interliant Estate (Interliant Promissory Note) in the amount of $550,000, payable without interest on the earlier of (i) the 180th day following the Second Closing Date or (ii) the date Interliant Estate makes distributions to their general unsecured creditors. The Interliant Promissory Note was secured by the Interliant Notes. Pursuant to the terms of the Asset Purchase Agreement between Intrepid and Interliant, each party placed $300,000 in escrow as security for adjustments in the purchase price based upon changes in Interliant’s net worth at the time of the closing. On March 8, 2004, the court approved the $325,000 net worth adjustment in favor of Intrepid and we adjusted our purchase accounting to reflect this resolution by reducing intangible assets. In conjunction with this resolution, Intrepid’s $550,000 promissory note in favor of Interliant was satisfied out of the net worth adjustment and the remaining balance of $225,000 was paid from funds Intrepid had placed in escrow (see Note 8).

     (e) Notes Payable to Landlord

   As part of an amendment to our 400 Minuteman Road lease, $2.2 million of our future payments to the landlord of our 400 Minuteman Road facility were transferred into a note payable (Landlord Note). The Landlord Note bears interest at an annual rate of 11% and calls for 36 equal monthly payments of principal and interest, with the final payment due on November 1, 2006. The $2.2 million represents leasehold improvements made by the landlord, on our behalf, to the 400 Minuteman location in order

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to facilitate the leasing of a portion of the facility (First Lease Amendment), as well as common area maintenance and property taxes associated with the space.

   In addition, during fiscal year 2004, we paid $120,000 and we entered into a separate $150,000 note (Second Landlord Note) with the landlord for additional leasehold improvements to facilitate a subleasing transaction involving a specific section of the 400 Minuteman location. The Second Landlord Note bears interest at an annual rate of 11% and calls for 36 equal monthly payments of principal and interest, with the final payment due on March 1, 2007.

     (f) Notes Payable to Surebridge

   On June 10, 2004, in connection with our acquisition of the Surebridge business, we issued two convertible promissory notes in the aggregate principal amount of approximately $39.3 million. Interest shall accrue on the unpaid balance of the notes at the annual rate of 10%, provided that if an event of default shall occur and be continuing, the interest rate shall be 15%. Notwithstanding the foregoing, no interest shall accrue or be payable on any principal amounts repaid on or prior to the nine-month anniversary of the issuance date of the notes. We must repay the outstanding principal of the notes with all interest accrued thereon, no later than June 10, 2006. In addition, if at any time during the first six months after the date of issuance of the notes we complete certain equity or debt financings, including our proposed public offering, we are obligated to use a significant portion of the proceeds to make payments on the notes, depending on the total net proceeds received by us in the financing. If we receive net proceeds of less than $20.0 million in a debt or equity financing, then we would be obligated to make a payment on the notes equal to 75% of the net proceeds. If we receive net proceeds of between $20.0 million and $30.0 million, then we would be obligated to make a payment on the notes equal to $15.0 million. If we receive net proceeds in excess of $30.0 million, then we would be obligated to make a payment on the notes equal to 50% of the net proceeds. Pursuant to the terms of the acquisition agreement, $0.8 million of the primary note is callable at anytime for a period of one year from June 10, 2004, the date of closing, and is included in Notes payable, current portion on our July 31, 2004 Consolidated Balance Sheet.

   In addition, if we realize net proceeds in excess of $1.0 million from certain equity or debt financings or sales of assets at any time after six months from the date the notes were issued, we are obligated to use a significant portion of the proceeds to make payments on the notes, depending on the total payments, if any, made on the notes during the first six months after the notes were issued. If the amount we paid on the notes during the first six months the notes were outstanding is less than $10.0 million, we would be obligated to make a payment on the notes equal to 75% of the net proceeds. If the amount we paid on the notes during the first six months the notes were outstanding was greater than $15.0 million, we would be obligated to make a payment on the notes equal to 50% of the net proceeds. If the amount we paid on the notes during the first six months the notes were outstanding is between $10.0 million and $15.0 million, we would be obligated to make a payment on the notes equal to a percentage between 50% and 75% of the net proceeds received in the financing calculated in accordance with a formula set forth in the notes.

   It shall be deemed an event of default under the notes if, among other things, we fail to pay when due any amounts under the notes, if we fail to pay when due or experience an event of default with respect to any debts having an outstanding principal amount of $500,000 or more, if we are delisted from the Nasdaq SmallCap Market, or if we are acquired and the acquiring party does not expressly agree to assume the notes. In addition, certain bankruptcy, reorganization, insolvency, dissolution and receivership actions would be deemed an event of default under the notes. If an event of default under the notes occurs, the holder shall be entitled to declare the notes immediately due and payable in full.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   The notes provide that we shall not incur any indebtedness in excess of $20.5 million in the aggregate, unless such indebtedness is unsecured and expressly subordinated to the notes, is otherwise permitted under the notes, or the proceeds are used to make payments on the notes.

   Finally, the outstanding principal of and accrued interest on the notes are convertible into shares of NaviSite common stock at a conversion price of $4.642 at the election of the holder:

•	at any time following the first anniversary of the closing if the aggregate principal outstanding under the notes at such time is greater than or equal to $20.0 million;

•	at any time following the 18-month anniversary of the closing if the aggregate principal outstanding under the notes at such time is greater than or equal to $10.0 million;

•	at any time following the second anniversary of the closing; and

•	at any time following an event of default thereunder.

(12)	Commitments and Contingencies

(a)	Leases

   Abandoned Leased Facilities During fiscal year 2003, we abandoned our administrative space on the second floor of our 400 Minuteman Road, Andover, MA leased location. We continue to maintain and operate our Data Center on the first floor of the building. While we remain obligated under the terms of the lease for the rent and other costs associated with the second floor of the building, we ceased to use the space on January 31, 2003. Therefore, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” issued in July 2002, we recorded a charge to our earnings in fiscal year 2003 of approximately $5.4 million to recognize the costs of exiting the space. The liability is equal to the total amount of rent and other direct costs for the period of time the second floor of the building was expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under the terms of a sublease over the remainder of the initial lease term, which is January 2012. During fiscal year 2004 we amended our existing agreement with the landlord of our 400 Minuteman Road facility. As a result of the amendment $2.2 million of our future payments to the landlord were transferred into a note payable (see Note 11). Additionally we incurred charges totaling approximately $0.7 million related primarily to changes in common area maintenance, property taxes and other estimates in our initial calculation.

   Near the end of our fiscal year 2002, we abandoned our sales office space in La Jolla, CA. At that time we were able to sublet the space to a third party. During the second quarter of fiscal year 2003, the sublease tenant stopped making payments under the sublease and has abandoned the space. The facility is currently empty and we remain obligated under the terms of the lease for the rent and other costs associated with the building. We have no foreseeable plans to occupy the space; therefore, in accordance with SFAS No. 146, we recorded a charge to our earnings of approximately $1.4 million during fiscal year 2003 to recognize the costs of exiting the building.

   During the third quarter of fiscal year 2003, in conjunction with the Conxion acquisition, we impaired data center and office leases in Chicago, IL, Herndon, VA, and Amsterdam, as these leases provided no economic benefit to the combined company.

   During the first quarter of fiscal year 2004, we abandoned administrative office space at 55 Francisco St., San Francisco, CA and data center space and office space located at Westwood Center, Vienna, VA. While we remain obligated under the terms of these leases for the rent and other costs associated with these leases, we made the decision to cease using these spaces on October 31, 2003 and have no foreseeable plans to occupy them in the future. Therefore, in accordance with SFAS No. 146, we recorded a charge to our current earnings in the first quarter of fiscal year 2004 of approximately

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1.1 million to recognize the costs of exiting the space. The liability is equal to the total amount of rent and other direct costs for the period of time space is expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease terms, which expire in January 2006 for San Francisco, CA and July 2005 for Vienna, VA.

   During the third quarter of fiscal year 2004, we recorded a $206,000 net impairment charge resulting from the write-off of $300,000 in property and equipment, net of $94,000 in recovery of impairment charges, triggered by the termination and settlement of the abandoned lease at 55 Francisco, San Francisco, CA. Additional net adjustments of $69,000 were during the third quarter of fiscal year 2004 in conjunction with the final purchase accounting for Conxion.

   During the fourth quarter of fiscal year 2004, we abandoned administrative office spaces in Houston, TX, San Jose, CA and Syracuse, NY. While we remain obligated under the terms of these leases for the rent and other costs associated with these leases, we made the decision to cease using these spaces during the fourth quarter of fiscal year 2004 and have no foreseeable plans to occupy them in the future. Therefore, in accordance with SFAS No. 146, we recorded a charge to our current earnings in the fourth quarter of fiscal year 2004 of approximately $2.7 million to recognize the costs of exiting these spaces. The liability is equal to the total amount of rent and other direct costs for the period of time the spaces are expected to remain unoccupied plus the present value of the amount by which the rent paid by us to the landlord exceeds any rent paid to us by a tenant under a sublease over the remainder of the lease terms, which expire in October 2008 for Houston, TX, November 2006 for San Jose, CA and December 2007 for Syracuse, NY.

   During the fourth quarter of fiscal year 2004, we recorded a $284,000 net impairment charge to cost of revenue triggered by a change in the expected recovery from a sublease arrangement at the abandoned lease in Vienna, VA.

   Additionally, the Company recorded a $0.4 million net impairment charge related to its LaJolla, CA and Amsterdam facilities during the fourth quarter of fiscal year 2004. This net charge is primarily due to changes in sublease assumptions for the LaJolla space and the impact of a favorable settlement agreement for the Amsterdam lease.

   Also during the fourth quarter of fiscal year 2004, in conjunction with the Surebridge acquisition, we impaired administrative space in office leases in Bedford, NH and two leases in Atlanta, GA as these spaces provided no economic benefit to the combined company.

   All impairment expense amounts recorded are included in the caption “Impairment, restructuring and other” in the accompanying Consolidated Statements of Operations.

   Details of activity in the lease exit accrual for the year ended July 31, 2003 were as follows:

	Balance at				Purchase		Payments, Less	Balance at
	July 31,			Transfers/	Accounting		Accretion of	July 31,
Lease Abandonment Costs for:	2002	Expense		Reclasses	Adjustments		Interest	2003

400 Minuteman	$—	$5,409		$—	$—		$(2,069)	$3,340
La Jolla, CA	—	1,431		—	—		(322)	1,109
Chicago, IL	—	—		—	1,332	(a)	(240)	1,092
Herndon, VA	—	—		—	368	(a)	(61)	307
Amsterdam	—	—		—	164	(a)	—	164

	$—	$6,840	(b)	$—	$1,864		$(2,692)	$6,012

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   Details of activity in the lease exit accrual for the year ended July 31, 2004 were as follows:

	Balance at					Purchase		Payments, Less	Balance at
	July 31,			Transfers/		Accounting		Accretion of	July 31,
Lease Abandonment Costs for:	2003	Expense		Reclasses		Adjustments		Interest	2004

400 Minuteman	$3,340	$661		$(2,200	)(c)	$—		$(761)	$1,040
La Jolla, CA	1,109	516		—		—		(489)	1,136
Chicago, IL	1,092	—		(48	)(d)	100	(a)	(222)	922
Herndon, VA	307	—		(67	)(d)	(58	)(a)	(182)	—
Amsterdam	164	(130)		115	(d)	27	(a)	(56)	120
Vienna, VA	—	917		—		—		(369)	548
San Francisco, CA	—	362		—		—		(114)	248
Houston, TX	—	946		—		—		(41)	905
Syracuse, NY	—	453		—		—		(95)	358
Syracuse, NY	—	132		—		—		(21)	111
San Jose, CA	—	1,201		—		—		(182)	1,019
Atlanta, GA	—	—		—		247	(e)	(17)	230
Atlanta, GA	—	—		—		323	(e)	(48)	275
Bedford, NH	—	—		—		340	(e)	(201)	139

	$6,012	$5,058	(f)	$(2,200)		$979		$(2,798)	$7,051

(a)	Recorded in purchase accounting for the acquisition of Conxion Corporation

(b)	Impairment, restructuring and other totaled $8.9 million for fiscal year 2003, consisting of $6.8 million related to the abandonment of leased facilities and $2.1 million related to the impairment long-lived assets (see Note 4).

(c)	Transfer of future payments to landlord into a note payable (see Note 11)

(d)	Reclassifications made between the Conxion accrued lease abandonments

(e)	Recorded in purchase accounting for the acquisition of Surebridge

(f)	Impairment, restructuring and other totaled $6.2 million for fiscal year 2004, consisting of $5.1 million related to the abandonment of leased facilities and $1.1 million related to the impairment long-lived assets (see Note 4).

   Minimum annual rental commitments under operating leases and other commitments are as follows as of July 31, 2004:

		Less than					After
Description	Total	1 Year	Year 2	Year 3	Year 4	Year 5	Year 5

	(In thousands)
Short/Long-term debt	$70,575	$24,951	$45,305	$319	$—	$—	$—
Interest on debt(a)	9,591	1,164	8,419	8	—	—	—
Capital leases	3,551	1,845	1,482	224	—	—	—
Operating leases	629	558	47	24	—	—	—
Minimum bandwidth commitments	7,821	3,781	2,569	1,267	204	—	—
Maintenance for hardware/software	1,051	731	160	160	—	—	—
Property leases(b)	63,880	13,528	11,903	9,520	8,225	6,072	14,632

	$157,098	$46,558	$69,885	$11,522	$8,429	$6,072	$14,632

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Amounts do not include interest on the accounts receivable financing line, as interest rate is variable.

(b)	Amounts exclude certain common area maintenance and other property charges that are not included within the lease payment.

   Total rent expense for property leases was $10.5 million, $11.6 million and $5.2 million for fiscal years ended July 31, 2004, 2003 and 2002, respectively.

   With respect to the property lease commitments listed above, certain cash is restricted pursuant to terms of lease agreements with landlords. At July 31, 2004, this restricted cash of $1.8 million on the balance sheet consisted of certificates of deposit and a treasury note and are recorded at cost, which approximates fair value.

(b)	Legal Matters

IPO Securities Litigation

   On or about June 13, 2001, Stuart Werman and Lynn McFarlane filed a lawsuit against us, BancBoston Robertson Stephens, an underwriter of our initial public offering in October 1999, Joel B. Rosen, our then chief executive officer, and Kenneth W. Hale, our then chief financial officer. The suit was filed in the United States District Court for the Southern District of New York. The suit generally alleges that the defendants violated federal securities laws by not disclosing certain actions allegedly taken by Robertson Stephens in connection with our initial public offering. The suit alleges specifically that Robertson Stephens, in exchange for the allocation to its customers of shares of our common stock sold in our initial public offering, solicited and received from its customers’ agreements to purchase additional shares of our common stock in the aftermarket at pre-determined prices. The suit seeks unspecified monetary damages and certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and December 6, 2000. Three other substantially similar lawsuits were filed between June 15, 2001 and July 10, 2001 by Moses Mayer (filed June 15, 2001), Barry Feldman (filed June 19, 2001), and Binh Nguyen (filed July 10, 2001). Robert E. Eisenberg, our president at the time of the initial public offering in 1999, also was named as a defendant in the Nguyen lawsuit.

   On or about June 21, 2001, David Federico filed in the United States District Court for the Southern District of New York a lawsuit against us, Mr. Rosen, Mr. Hale, Robertson Stephens and other underwriter defendants including J.P. Morgan Chase, First Albany Companies, Inc., Bank of America Securities, LLC, Bear Stearns & Co., Inc., B.T. Alex. Brown, Inc., Chase Securities, Inc., CIBC World Markets, Credit Suisse First Boston Corp., Dain Rauscher, Inc., Deutsche Bank Securities, Inc., The Goldman Sachs Group, Inc., J.P. Morgan & Co., J.P. Morgan Securities, Lehman Brothers, Inc., Merrill Lynch, Pierce, Fenner & Smith, Inc., Morgan Stanley Dean Witter & Co., Robert Fleming, Inc. and Salomon Smith Barney, Inc. The suit generally alleges that the defendants violated the anti-trust laws and the federal securities laws by conspiring and agreeing to raise and increase the compensation received by the underwriter defendants by requiring those who received allocation of initial public offering stock to agree to purchase shares of manipulated securities in the after-market of the initial public offering at escalating price levels designed to inflate the price of the manipulated stock, thus artificially creating an appearance of demand and high prices for that stock, and initial public offering stock in general, leading to further stock offerings. The suit also alleges that the defendants arranged for the underwriter defendants to receive undisclosed and excessive brokerage commissions and that, as a consequence, the underwriter defendants successfully increased investor interest in the manipulated initial public offering of securities and increased the underwriter defendants’ individual and collective underwritings, compensation, and revenue. The suit further alleges that the defendants violated the

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

federal securities laws by issuing and selling securities pursuant to the initial public offering without disclosing to investors that the underwriter defendants in the offering, including the lead underwriters, had solicited and received excessive and undisclosed commissions from certain investors. The suit seeks unspecified monetary damages and certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and June 12, 2001.

   Those five cases, along with lawsuits naming more than 300 other issuers and over 50 investment banks which have been sued in substantially similar lawsuits, have been assigned to the Honorable Shira A. Scheindlin (the “Court”) for all pretrial purposes (the “IPO Securities Litigation”). On September 6, 2001, the Court entered an order consolidating the five individual cases involving us and designating Werman v. NaviSite, Inc., et al., Civil Action No. 01-CV-5374 as the lead case. A consolidated, amended complaint was filed thereafter on April 19, 2002 (the “Class Action Litigation”) on behalf of plaintiffs Arvid Brandstrom and Tony Tse against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany and against us and Messrs. Rosen, Hale and Eisenberg (collectively, the “NaviSite Defendants”). Plaintiffs uniformly allege that all defendants, including the NaviSite Defendants, violated the federal securities laws (i.e., Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5) by issuing and selling our common stock pursuant to the October 22, 1999, initial public offering, without disclosing to investors that some of the underwriters of the offering, including the lead underwriters, had solicited and received extensive and undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. At this time, plaintiffs have not specified the amount of damages they are seeking in the Class Action Litigation.

   Between July and September 2002, the parties to the IPO Securities Litigation briefed motions to dismiss filed by the underwriter defendants and the issuer defendants, including NaviSite. On November 1, 2002, the Court held oral argument on the motions to dismiss. The plaintiffs have since agreed to dismiss the claims against Messrs. Rosen, Hale and Eisenberg without prejudice, in return for their agreement to toll any statute of limitations applicable to those claims. By stipulation entered by the Court on November 18, 2002, Messrs. Rosen, Hale and Eisenberg were dismissed without prejudice from the Class Action Litigation. On February 19, 2003, an opinion and order was issued on defendants’ motion to dismiss the IPO Securities Litigation, essentially denying the motions to dismiss of all 55 underwriter defendants and of 185 of the 301 issuer defendants, including NaviSite.

   On June 30, 2003, our Board of Directors considered and authorized us to negotiate a settlement of the pending Class Action Litigation substantially consistent with a memorandum of understanding negotiated among class plaintiffs, the issuer defendants and the insurers for such issuer defendants. Among other contingencies, any such settlement would be subject to approval by the Court. Plaintiffs filed on June 14, 2004, a motion for preliminary approval of the Stipulation And Agreement Of Settlement With Defendant Issuers And Individuals (the “Preliminary Approval Motion”). As of August 13, 2004, the Preliminary Approval Motion has been fully briefed but the Court has not ruled upon or set a date for oral argument, if any, on the Preliminary Approval Motion. If completed and then approved by the Court, the settlement is expected to be covered by our existing insurance policies and is not expected to have a material effect on our business, financial condition, results of operations or cash flows.

   We believe that the allegations against us are without merit and, if the settlement is not finalized, we intend to vigorously defend against the plaintiffs’ claims. Due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Joseph Cloonan

   On or about September 27, 2002, we received a demand for a wage payment of $850,000 from our former Procurement Director, Joseph Cloonan. We rejected the demand, alleging that Mr. Cloonan’s claim is based, among other things, on a potentially fraudulent contract. Mr. Cloonan also claimed $40,300 for allegedly unpaid accrued vacation and bonuses and that he may be statutorily entitled to treble damages and legal fees. On October 11, 2002, NaviSite filed a civil complaint with the Massachusetts Superior Court, Essex County, seeking a declaratory judgment and asserting claims against Mr. Cloonan for civil fraud, misrepresentation, unjust enrichment and breach of duty of loyalty. Mr. Cloonan asserted counter claims against NaviSite seeking the payments set forth in his September 2002 demand. The discovery phase of the case has concluded and the parties may serve dispositive motions through December 2004. We believe Mr. Cloonan’s allegations are without merit and intend to vigorously defend them. Due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of this matter and the effect, if any, on our business, financial condition, results of operations or cash flows.

Lighthouse International

   On October 28, 2002, CBTM, one of our subsidiaries, filed a complaint in United States District Court for the Southern District of New York against Lighthouse International, alleging six causes of action for copyright infringement, breach of contract, account stated, unjust enrichment, unfair competition, and misappropriation and/or conversion. The total claimed damages are in the amount of $1.9 million. On or about January 16, 2003, Lighthouse filed and served its answer and counterclaimed against CBTM claiming $3.1 million in damages and $5.0 million in punitive relief.

   On June 17, 2003, the U.S. Bankruptcy Court for the Southern District of New York heard oral argument on Lighthouse’s Motion for an Order Compelling the Debtor (AppliedTheory) to Assume or Reject an Agreement, filed in response to CBTM’s complaint, and the objections to Lighthouse’s motion filed by CBTM and AppliedTheory. Lighthouse made this motion on the basis that it never received notice of CBTM assuming the AppliedTheory contract for the LighthouseLink Web site. The Bankruptcy Court declined to grant Lighthouse’s motion, and instead ordered that an evidentiary hearing be conducted to determine whether Lighthouse received appropriate notice of the proposed assignment of the contract by AppliedTheory to CBTM. The Bankruptcy Court ordered that the parties first conduct discovery, and upon completion of discovery, the Bankruptcy Court would schedule an evidentiary hearing on the issues of due process and notice.

   As to the U.S. District Court matter, the exchange of written discovery and the majority of depositions of witnesses have been completed. On June 15, 2004, District Court Judge Pauley determined that both parties could proceed with their respective summary judgment motions. All motion papers were to be submitted by September 20, 2004, with oral argument scheduled for October 15, 2004.

   On August 4, 2004, however, upon the application of CBTM, Bankruptcy Court Judge Gerber preliminarily enjoined Lighthouse from asserting claims or counterclaims against CBTM relating to the Lighthouse contract or any assets acquired by CBTM from AppliedTheory pursuant to the sale order, except for the purpose and to the extent necessary to setoff claims brought by CBTM against Lighthouse relating to the Lighthouse contract. As a result, Lighthouse is limited to seeking only those pre- and post- bankruptcy counterclaims that may constitute as set-offs against the claims asserted by CBTM. Subsequent to issuing the injunction order, Bankruptcy Judge Gerber held several conferences urging the parties to submit their dispute to court-ordered mediation. In conjunction with the Bankruptcy Court’s request, District Court Judge Pauley ordered a stay of all remaining expert discovery

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and motion procedures pending the participation and completion of mediation as requested by Bankruptcy Court Judge Gerber. The matter was then transferred to mediation by order of the Courts.

   In September, 2004, the parties selected Harvey A. Stricken, Esq. as mediator to the dispute. On October 6, 2004, the mediation was held with no particular outcome. Mr. Stricken has asked for follow-up discussions with the parties on an individual basis to determine whether continued mediation is warranted.

   Pursuant to an October 1, 2004 Order of Judge Pauley, the parties are to advise the District Court of any disposition of the bankruptcy proceedings. A telephone status conference on December 3, 2004 will also be held by Judge Pauley. The stay of expert discovery and motion procedures shall continue until that date. Because of the uncertain outcome of such mediation, we are unable to predict the possible outcome of this matter, if any, on our business, financial condition, results of operations or cash flows.

     Avasta Earnout

   On October 14, 2003, we received a letter purportedly on behalf of the former stockholders of Avasta, Inc. relating to the issuance of additional shares of common stock pursuant to the earnout calculations pursuant to the Agreement and Plan of Merger and Reorganization dated as of January 29, 2003 among Avasta Acquisition Corp., Avasta and NaviSite. On December 11, 2003, a demand for arbitration before JAMS (formerly known as Judicial Arbitration and Mediation Services) was filed by Convergence Associates, Inc. (“Convergence Associates”) on behalf of substantially all of the former shareholders of Avasta claiming among other things breach of contract, tortious conduct, fraud and other wrongful conduct. Damages sought included in excess of 782,790 shares of our common stock. On September 30, 2004, the arbitrator issued a decision with respect to the demand for arbitration. The arbitrator found that we breached our obligations under the Agreement and ordered us to issue to the former Avasta shareholders, or their designee, an aggregate of 321,880 shares of our common stock. In addition, the arbitrator determined that, as the prevailing party, Convergence Associates is entitled to recover from us its reasonable attorneys’ fees, costs and disbursements. On October 11, 2004, Convergence Associates submitted its application for reasonable attorneys’ fees, costs and disbursements in the range of approximately $750,957 to $957,000. We filed an objection to Convergence Associates proposed fees on October 25, 2004. Convergence Associates has until November 2, 2004 to respond to our objection. When the arbitrator makes the final award of fees, that order, together with the decision issued on September 30, 2004, will constitute the final, non-appealable award of the arbitrator. (See Note 8)

     Engage Bankruptcy Trustee Claim

   On September 9, 2004, Don Hoy, Craig R. Jalbert and David St. Pierre, as trustees of and on behalf of the Engage, Inc. creditor trust, filed suit against us in the United States Bankruptcy Court in the District of Massachusetts. The suit generally relates to a termination agreement, dated March 7, 2002, we entered into with Engage, Inc. (a company then affiliated with CMGI, Inc.), which terminated a services agreement between us and Engage and required Engage to pay us $3.6 million. Engage made three payments to us under the termination agreement in the aggregate amount of $3.4 million. On June 19, 2003, Engage and five of its wholly owned subsidiaries filed petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. The suit generally alleges that Engage was insolvent at the time that we entered into the termination agreement with Engage and at the time Engage made the payments to us. Specifically, the suit alleges that (i) the plaintiffs are entitled to avoid and recover $1.0 million paid by Engage to us in the year prior to June 19, 2003 as a preferential transfer, (ii) the plaintiffs are entitled to avoid and recover $3.4 million (which amount includes the $1.0 million

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payment made prior to June 13, 2003) paid by Engage to us as a fraudulent transfer, and (iii) our acts and omissions relating to the termination agreement and the payments made by Engage to us constitute unfair and deceptive acts or practices in willful and knowing violation of Mass. Gen. Laws ch. 93A. In addition to the foregoing amounts, the plaintiffs are also seeking treble damages, attorneys’ fees and costs under Mass. Gen. Laws ch. 93A. As this matter is in the initial stage, we are not able to predict the possible outcome of this matter and the effect, if any, on our business, financial condition, results of operations or cash flow, except that we believe we have certain meritorious defenses to the claims asserted in the complaint which we intend to assert vigorously.

(13)	Income Taxes

   Total income tax expense (benefit) for the periods ending July 31, 2004, July 31, 2003 and July 31, 2002, consisted of the following:

	July 31, 2004			July 31, 2004			July 31, 2004

	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total

	(In thousands)
Federal	$—	$—	$—	$(513)	$513	$—	$—	$—	$—
Foreign	1	—	1	—	—	—	—	—	—
State	—	—	—	153	—	153	—	—	—

	$1	$—	$1	$(360)	$513	$153	$—	$—	$—

   The actual income tax expense for the periods ending July 31, 2004, July 31, 2003, and July 31, 2002 differs from the expected tax expense for these periods as follows:

	July 31, 2004	July 31, 2004	July 31, 2004

	(In thousands)
Computed “expected” tax expense (benefit)	$(7,260)	$(24,981)	$(41,376)
State taxes, net of federal income tax benefit	—	101	—
Losses not benefited	7,261	25,033	41,376

Total	$1	$153	$—

   Temporary differences between the financial statement carrying and tax bases of assets and liabilities that give rise to significant portions of deferred tax assets (liabilities) are comprised of the following:

	July 31, 2004	July 31, 2004

	(In thousands)
Deferred tax assets:
Accruals and reserves	$6,422	$4,455
Loss carryforwards	30,943	20,709
Depreciation and amortization	25,579	33,134

Total deferred tax assets	$62,944	$58,298
Less: Valuation allowance	(62,944)	(58,298)

Net deferred tax (assets) liabilities	$—	$—

   Valuation allowance increased by $4.6 million and decreased by $84.2 million for the years ended July 31, 2004 and 2003, respectively. Reported tax benefits related to approximately $0.2 million of the valuation allowance at July 31, 2004 will be recorded as an increase to paid-in capital, if realized, as it related to tax benefits from stock-based compensation.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is not more likely than not that these assets will be realized.

   As a result of the transaction on September 11, 2002, the Company experienced a change in ownership as defined in Section 382 of the Internal Revenue Code. As a result of the change in ownership, the utilization of its federal and state tax net operating losses generated prior to the transaction is subject to an annual limitation of approximately $1.2 million. As a result of this limitation, the Company expects that a substantial portion of its federal and state net operating loss carryforwards will expire unused.

   The Company has net operating loss carryforwards for federal and state tax purposes of approximately $78.4 million, after taking into consideration net operating losses expected to expire unused due to the Section 382 limitation. The federal net operating loss carryforwards will expire from fiscal year 2011 to fiscal year 2024 and the state net operating loss carryforwards will expire from fiscal year 2008 to fiscal year 2024. The utilization of these net operating loss carryforwards may be further limited if the Company experiences additional ownership changes as defined in Section 382 of the Internal Revenue Code.

(14)	Stockholders’ Equity

Issuance of Common Stock

   On December 12, 2002, CBT cancelled warrants to purchase 346,883 shares of our common stock at exercise prices ranging from $86.55 to $103.80 per share.

   We have accounted for the 567,978 shares issued to CBT on December 31, 2002, in connection with the acquisition of CBTM, as a dividend distribution to CBT because CBT and its affiliates were considered to have controlling interest over both CBTM and NaviSite. As a result, we reported an increase to accumulated deficit of $1.3 million, which represents the number of common shares issued at the then current market value of $2.25 per share.

   On February 5, 2003, we issued 231,039 shares of our common stock at a per share value of $1.60 in connection with the acquisition of Avasta (see Note 8). In September 2003, we issued 179,353 shares of our common stock at a per share value of $4.14 (representing the market value of our common stock the day preceding the issuance of the additional shares) for the attainment of certain revenue targets in conjunction with the Avasta acquisition.

   On August 8, 2003, we issued 1,100,000 shares of our common stock to CBT at a per share value of $2.55 in connection with the acquisition of certain assets of CBT (see Note 8). The issuance of these shares has been accounted for as a dividend distribution because Atlantic Investors, LLC and its affiliates are considered to have controlling interest in both CBT and NaviSite. As a result, we reported a reduction of retained earnings of $2.8 million, which represents the number of common shares issued at the then current market value of $2.55 per share.

   During 2003, we had an insufficient number of stock options remaining within our existing shareholder approved stock option plans for grants to our independent Board of Directors and members of management. At our 2003 annual meeting of stockholders, held on December 9, 2003, our stockholders approved our Amended and Restated 2003 Stock Incentive Plan and we granted stock options to members of our independent Board of Directors and certain members of management at that time. These stock options were granted to the independent members of our Board of Directors and management at strike prices similar to the period that the stock options would have been granted had

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sufficient shareholder approved stock options been available for grant at that time. Because the strike price of these stock options represented a discount from the market value of our stock on the date of grant, we recorded approximately $2.0 million of deferred compensation expense, which will be amortized into compensation expense over the vesting period of the stock options. During the year ended July 31, 2004, the Company reported compensation expense of approximately $473,000 for these options. The remaining unamortized compensation charge of $1.5 million is recorded as deferred compensation, which is a component of stockholders’ equity.

   As part of the Silicon Valley Bank Financing Agreement, on May 27, 2003 we issued to SVB a warrant to purchase up to 165,000 shares of NaviSite common stock with an exercise price of $2.50 per share, the closing price of our stock on the last business day before the issuance of the warrant. We fair valued the warrants at $370,000 using the Black-Scholes option-pricing model. The value of the warrants was amortized into interest expense over the term of the Financing Agreement. Pursuant to the terms of the warrant, on May 19, 2004, SVB fully exercised its warrant, which resulted in a net issuance of 73,738 shares (see Note 11).

   In connection with our amended Silicon Valley Bank Financing Agreement, on January 30, 2004, we issued a warrant to SVB for the purchase of 50,000 shares of common stock at an exercise price of $5.75 per share. We fair valued the warrant at $213,426 using the Black-Scholes option-pricing model. The value of the warrant is being amortized into interest expense over the term of the modified Financing Agreement. The warrant is exercisable at any time on or after September 1, 2004. Pursuant to the terms of a Registration Rights Agreement, dated as of January 30, 2004, we also granted certain registration rights to SVB with respect to the shares of common stock issuable upon exercise of the warrant (see Note 11).

   On June 10, 2004, we issued 3,000,000 shares of our common stock at a per share value of $4.55, in connection with the acquisition of certain assets and liabilities of Surebridge (see Note 8).

(15) Stock Option Plans

(a) 1999 Employee Stock Purchase Plan

   The 1999 Employee Stock Purchase Plan (the “Stock Purchase Plan”) was adopted by NaviSite’s Board of Directors and Stockholders in October 1999. The Stock Purchase Plan provides for the issuance of a maximum of 16,666 shares of our Common Stock. The Plan allows participants to purchase shares at 85% of the closing price of Common Stock on the first business day of the Plan period or the last business day of the Plan period, whichever closing price is less.

   During fiscal year 2004, no additional shares were issued under this plan. We issued a total of 16,657 shares since the plan’s inception.

(b) NaviSite 2000 Stock Option Plan

   In November 2000, NaviSite’s Board of Directors approved the 2000 Stock Option Plan (the “Plan”). Under the Plan, nonqualified stock options or incentive stock options may be granted to NaviSite’s employees, other than those who are also officers or directors, and our consultants and advisors, as defined, up to a maximum number of shares of Common Stock not to exceed 66,666 shares. The board of directors administers this plan, selects the individuals who are eligible to be granted options under the Plan and determines the number of shares and exercise price of each option. Options granted under the Plan have a five-year maximum term and typically vest over a one-year period. On December 9, 2003, the NaviSite Stockholders approved the 2003 Stock Incentive Plan and will grant no additional options under the Plan.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   The following table reflects stock option activity under the Plan for the years ended July 31, 2004, 2003 and 2002, respectively:

	2004		2003		2002

		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding, beginning of year	4,872	$128.44	16,266	$128.44	32,157	$128.44
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	(1,164)	$128.44	(11,394)	$128.44	(15,891)	$128.44

Options outstanding, end of year	3,708	$128.44	4,872	$128.44	16,266	$128.44

Options exercisable, end of year	3,708		4,872		16,266

Options available for grant, end of year	—		61,794		50,400

     (c) NaviSite 1998 Equity Incentive Plan

   In December 1998, NaviSite’s Board of Directors and Stockholders approved the 1998 Equity Incentive Plan, as amended (the “1998 Plan”). The 1998 Plan replaced NaviSite Internet Services Corporation’s 1997 Equity Incentive Plan (the “1997 Plan”). All options outstanding under the 1997 Plan were cancelled and replaced with an equivalent amount of options issued in accordance with the 1998 Plan. Under the original 1998 Plan, nonqualified stock options or incentive stock options may be granted to NaviSite’s or its affiliates’ employees, directors, and consultants, as defined, up to a maximum number of shares of Common Stock not to exceed 333,333 shares. In August 1999, the Board of Directors approved an increase in the number of shares authorized under the 1998 Plan to 741,628. In December 2000, the Board of Directors approved an additional increase in the number of shares authorized under the 1998 Plan to 1,000,000 shares. The Board of Directors administers this plan, selects the individuals who are eligible to be granted options under the 1998 Plan and determines the number of shares and exercise price of each option. The chief executive officer, upon authority granted by the board of directors, is authorized to approve the grant of options to purchase Common Stock under the 1998 Plan to certain persons. Options are granted at fair market value. Options granted under the 1998 Plan have a five-year maximum term and typically vest over a four year period, with 25% of options granted becoming exercisable one year from the date of grant and the remaining 75% vesting monthly for the next thirty-six (36) months. On December 9, 2003, the NaviSite stockholders approved the 2003 Stock Incentive Plan and will grant no additional options under the 1998 Plan.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   The following table reflects activity and historical exercise prices of stock options under our 1998 Plan for the three years ended July 31, 2004, 2003 and 2002, respectively:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Options outstanding, beginning of year	265,969	$66.14	452,801	$149.40	522,560	$276.00
Granted	40,000	$3.53	128,164	$2.57	268,397	$4.65
Exercised	(11,006)	$2.44	(1,905)	$1.18	(34,901)	$1.05
Cancelled	(62,910)	$87.61	(313,091)	$160.79	(303,255)	$256.35

Options outstanding, end of year	232,053	$52.59	265,969	$66.14	452,801	$149.40

Options exercisable, end of year	224,005	$54.02	175,555	$84.18	131,156	$294.60

Options available for grant, end of year	—		571,661		386,606

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Outstanding	Price

$0.01 - 2.55	121,141	8.89	$2.55	120,465	$2.55
$2.56 - 3.75	40,166	9.15	$3.53	35,100	$3.53
$3.76 - 3.90	33,626	2.64	$3.90	33,626	$3.90
$3.91 - 15.47	7,854	1.67	$15.04	6,462	$15.14
$15.48 - 73.13	8,924	1.58	$34.17	8,131	$33.94
$73.14 - 182.82	6,127	0.36	$114.38	6,044	$113.72
$182.83 - 671.25	6,255	0.81	$615.24	6,217	$615.71
$671.26 and up	7,960	0.52	$835.33	7,960	$835.33

	232,053			224,005

     (d) NaviSite 2003 Stock Option Plan

   On July 10, 2003, the 2003 Stock Incentive Plan (the “2003 Plan”) was approved by the Board of Directors and was approved by the NaviSite Stockholders on December 9, 2003. The 2003 Plan provides that stock options or restricted stock awards may be granted to employees, officers, directors, consultants, and advisors or NaviSite (or any present or future parent or subsidiary corporations and any other business venture (including, without limitation, joint venture or limited liability company) in which NaviSite has a controlling interest, as determined by the Board of Directors of NaviSite). The Board of Directors authorized 2,600,000 shares of Common Stock for issuance under the 2003 Plan. On November 11, 2003, the 2003 Plan was amended to increase the number of available shares from 2,600,000 to 3,800,000. An amendment has been filed to add an additional 3,000,000 shares to the 2003 Plan. This amendment is subject to Stockholder approval. Upon approval of this amendment, there will be 6,800,000 shares authorized under the 2003 Plan.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   The 2003 Plan is administered by the Board of Directors of NaviSite or any committee to which the Board delegates its powers under the 2003 Plan. Subject to the provisions of the 2003 Plan, the Board of Directors will determine the terms of each award, including the number of shares of common stock subject to the award and the exercise thereof.

   The Board of Directors may, in its sole discretion, amend, modify or terminate any award granted or made under the 2003 Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Board of Directors may also provide that any stock option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 2003 Plan shall be free of some or all restrictions.

   As of July 31, 2004, stock options to purchase 3,492,287 shares of common stock at an average exercise price of $3.85 per share were outstanding under the 2003 Plan. The options are exercisable as to 25% of the original number of shares on the six month anniversary of the optionholder and thereafter in equal amounts monthly over the three year period commencing on the six month anniversary of the optionholder. Options granted under the 2003 Plan have a maximum term of ten years.

   The following table reflects activity and historical exercise prices of stock options under the 2003 Plan for the two years ended July 31, 2004, and 2003, respectively:

	2004		2003

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Options outstanding, beginning of year	2,189,000	$2.55	—	$—
Granted	1,967,375	$4.92	2,272,000	$2.55
Exercised	(148,079)	$2.55	—	$—
Cancelled	(516,009)	$2.75	(83,000)	$2.55

Options outstanding, end of year	3,492,287	$3.85	2,189,000	$2.55

Options exercisable, end of year	1,340,969	$3.58	—	$—

Options available for grant, end of year	159,634		411,000

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (Years)	Price	Outstanding	Price

$0.01 - 2.55	1,835,081	8.92	$2.55	857,414	$2.55
$2.56 - 5.31	390,374	9.50	$4.52	88,448	$4.62
$5.32 - 5.42	1,004,000	9.55	$5.41	300,000	$5.41
$5.43 - 5.69	217,832	9.49	$5.69	73,550	$5.69
$5.70 and up	45,000	9.37	$7.73	21,557	$7.85

	3,492,287			1,340,969

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (e) Other Stock Option Grants

   At July 31, 2004, we had 2,665 outstanding stock options issued outside of existing plans to certain directors at an average exercise price of $135.56. These stock options were fully vested on the grant date and have a contractual life of 10 years.

     (f) Other Disclosure

   SFAS No. 123, “Accounting for Stock-Based Compensation,” sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, we have elected to continue to apply APB No. 25 to account for the stock-based compensation plans in which NaviSite’s employees participate.

(16) Related Party Transactions

   For the period August 1, 2002 through September 11, 2002, we classified revenue from CMGI and CMGI affiliates as revenue from related parties. For all periods subsequent to September 12, 2002, we classified revenue from CMGI and CMGI affiliates as third-party revenue.

   The consolidated financial statements for the three and twelve-month periods ended July 31, 2003 include certain allocations from CMGI for certain general and administrative expenses, such as rent, legal services, insurance, and employee benefits. Allocations are based primarily on headcount. Management believes that the method used to allocate the costs and expenses is reasonable; however, such allocated amounts may or may not necessarily be indicative of what actual expenses would have been incurred had we operated independently of CMGI. As a result of CMGI’s sale of its debt and equity interests in us to CBT, the agreement between NaviSite and CMGI whereby CMGI provided certain services to us automatically terminated. CMGI continued to provide certain services to us pursuant to a Transition Services Agreement we entered into with CMGI on November 25, 2002, as we transitioned to service offerings from CBT and other third-party suppliers. This transition agreement concluded during the second quarter of fiscal year 2003 and we have completely severed our administrative ties with CMGI; however, CMGI remains a third-party customer. During the second quarter of fiscal year 2003, we contracted with CBT and other third-party suppliers for these services. We currently rent administrative facilities from CMGI at 800 Federal Street, Andover, Massachusetts.

   On December 31, 2002, CBTM was required to pay a $6.1 million liability owed to the AppliedTheory Estate as a result of CBTM’s acquisition of AppliedTheory. In order to fund the $6.1 million payment, CBTM entered into a $6.0 million line of credit with Unicorn Worldwide Holding Limited (Unicorn), a related party to NaviSite and CBTM. CBTM drew down $4.6 million and together with cash on hand at December 31, 2002, paid the $6.1 million liability due to the AppliedTheory Estate. In January 2003, CBTM paid $2.6 million of the $4.6 million due to Unicorn, leaving a liability to Unicorn of $2.0 million at January 31, 2003. In January 2003, we entered into a Loan and Security Agreement with Atlantic and in February 2003, drew down on this facility to pay off the remaining $2.0 million due Unicorn by CBTM.

   On January 29, 2003, we entered into a $10.0 million Loan and Security Agreement (Atlantic Loan) with Atlantic, a related party. The Atlantic Loan bears an interest rate of 8% per annum. Interest is payable upon demand or, at Atlantic’s option, interest may be added to the outstanding balance due to Atlantic by NaviSite. Atlantic may make demand for payment of amounts in excess of the minimum Atlantic Loan amount of $2.0 million (Minimum Loan Amount), with 60 days notice. Atlantic can demand payment of the Minimum Loan Amount with 90 days notice. Under the Atlantic Loan agreement, we can require Atlantic to loan us (1) up to $2.0 million to repay an amount due from CBTM to Unicorn, a related party to NaviSite and Atlantic; (2) $1.0 million for costs associated with our

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquisition of Avasta; and (3) up to $500,000 for the post-acquisition working capital needs of Avasta. Atlantic, at its sole and absolute discretion, may advance other amounts to us such that the aggregate amount borrowed by NaviSite does not exceed the maximum loan amount, defined as the lesser of $10.0 million or 65% of our consolidated accounts receivables. At July 31, 2004 and July 31, 2003, we had $3.0 million outstanding under the Atlantic Loan. This amount is shown as a current note payable to related party on our Consolidated Balance Sheet. The Atlantic Loan is secured by all of our receivables, and is subordinate to Silicon Valley Bank. On May 30, 2003 we repaid $2.0 million of the approximate $3.0 million outstanding under the Atlantic Loan and on June 11, 2003, we borrowed $2.0 million under the Atlantic Loan (see Note 9). On January 16, 2004, the Atlantic Loan was amended to extend any and all Credit Advances under the Atlantic Loan made prior to, or following January 16, 2004 to be due on or before the earlier of (i) August 1, 2004 or (ii) five (5) business days following the closing of a financing transaction or disposition pursuant to which the Borrower receives gross proceeds of $13.0 million. On July 13, 2004, the Atlantic Loan was further amended to extend any and all Credit Advances under the Atlantic Loan to be due on or before the earlier of (i) November 1, 2004 or (ii) five (5) business days following the closing of a financing transaction or disposition pursuant to which we receive net proceeds of $13.0 million. On October 12, 2004, the Atlantic Loan was amended to extend any and all Credit Advances under the Atlantic Loan made prior to, or following, October 12, 2004, to be due on or before the earlier of (i) February 1, 2005 or (ii) five (5) business days following the closing of a financing transaction or disposition pursuant to which the Borrower receives net proceeds of $13.0 million after satisfying the mandatory prepayment obligations under those certain Notes due to Surebridge, Inc.

     ClearBlue Technologies (UK) Limited Outsourcing Agreement

   Beginning April 1, 2004, we entered into an Outsourcing Agreement with ClearBlue Technologies (UK) Limited (“ClearBlue”) whereby, the Company will provide certain management services as well as manage the day-to-day operations as required by ClearBlue’s customers’ contracts. The Company charges ClearBlue a monthly fee of £4,700, plus 20% of gross profit (gross profit is revenue collected from ClearBlue customers, less the monthly fee), but in the event such calculation is less than $0, 100% of the gross profit shall remain with ClearBlue. During the fiscal year ended July 31, 2004, the Company charged ClearBlue approximately $46,000 under this agreement, which has been included in Revenue, related parties in the Consolidated Statements of Operations. As of July 31, 2004, there are no amounts outstanding under this agreement.

(17) Selected Quarterly Financial Data (Unaudited)

   Financial information for interim periods was as follows:

	Fiscal Year Ended July 31, 2004

	Q1	Q2	Q3	Q4

	(In thousands)
Revenue	$23,473	$22,329	$20,185	$25,185
Gross profit	4,916	5,571	5,968	5,421
Net loss	(3,353)	(3,439)	(3,026)	(11,536)
Net loss per common share(a)	$(0.14)	$(0.14)	$(0.12)	$(0.43)

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended July 31, 2003

	Q1	Q2	Q3	Q4

	(In thousands)
Revenue	$15,871	$18,761	$19,620	$22,339
Gross profit (loss)	(624)	1,747	2,308	2,379
Net loss	(10,005)	(20,231)	(11,304)	(32,087)
Net loss per common share(a)	$(1.60)	$(2.07)	$(0.88)	$(1.80)

(a)	Net loss per common share is computed independently for each of the quarters based on the weighted average number of shares outstanding during the quarter. Therefore, the aggregate per share amount for the quarters may not equal the amount calculated for the full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders

NaviSite, Inc. and Subsidiaries:

   Under date of November 1, 2004, we reported on the consolidated balance sheets of NaviSite, Inc. as of July 31, 2004 and 2003 and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the fiscal years in the three-year period ended July 31, 2004. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

   The audit report on the consolidated financial statements of NaviSite, Inc. referred to above contains an explanatory paragraph that states that the Company’s recurring losses since inception and accumulated deficit, as well as other factors, raise substantial doubt about the entity’s ability to continue as a going concern. The financial statement schedule does not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Boston, Massachusetts

November 1, 2004

NaviSite, Inc. and Subsidiaries

Valuation and Qualifying Accounts

	Balance at	Additions		Deductions	Balance at
	beginning	charged to		from	end of
	of year	expense	Other(1)	reserve	year

	(In thousands)
Year ended July 31, 2002:
Allowance for doubtful accounts	$6,859	$3,490	$—	$(9,732)	$617
Year ended July 31, 2003:
Allowance for doubtful accounts	$617	$1,778	$3,119	$(3,484)	$2,030
Year ended July 31, 2004:
Allowance for doubtful accounts	$2,030	$2,568	$—	$(2,100)	$2,498

(1)	Represents allowance for doubtful accounts of CBTM (fiscal year 2003) and CBT (fiscal year 2004) which were accounted for in a manner similar to a pooling-of-interest due to common control ownership.

NAVISITE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	January 31,	July 31,
	2005	2004

	(Unaudited)
	(In thousands, except
	par value)
ASSETS
Current assets:
Cash and cash equivalents	$1,517	$3,195
Accounts receivable, less allowance for doubtful accounts of $3,093 and $2,498 at January 31, 2005 and July 31, 2004, respectively	15,532	16,584
Due from related party	108	101
Prepaid expenses and other current assets	4,676	5,967

Total current assets	21,833	25,847
Property and equipment, net	17,821	20,794
Customer lists, less accumulated amortization of $10,726 and $7,875 at January 31, 2005 and July 31, 2004, respectively	20,204	23,151
Goodwill	46,317	45,920
Other assets	5,913	6,316
Restricted cash	1,653	1,836

Total assets	$113,741	$123,864

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts receivable financing line, net	$20,293	$20,240
Notes payable, current portion	1,334	1,551
Note payable to related party	3,000	3,000
Capital lease obligations, current portion	1,381	2,921
Accounts payable	10,696	8,285
Accrued expenses	18,370	23,159
Deferred revenue and customer deposits	2,921	3,402

Total current liabilities	57,995	62,558
Capital lease obligations, less current portion	1,765	469
Accrued lease abandonment costs, less current portion	2,240	2,782
Accrued interest	2,458	545
Deferred tax liability	765	—
Other long-term liabilities	1,456	804
Notes payable to the AppliedTheory Estate	6,000	6,000
Notes payable, less current portion	890	1,157
Convertible notes payable to Waythere, Inc. (formerly Surebridge), less current portion	38,467	38,467

Total liabilities	112,036	112,782

Commitments and contingencies (Note 12)
Stockholders’ equity:
Preferred stock, $0.01 par value; Authorized 5,000 shares; Issued and outstanding: no shares at January 31, 2005 and July 31, 2004	—	—
Common stock, $0.01 par value; Authorized 395,000 shares; Issued and outstanding: 27,959 at January 31, 2005 and 27,924 at July 31, 2004	280	279
Deferred compensation	(1,138)	(1,514)
Accumulated other comprehensive income	45	15
Additional paid-in capital	453,580	452,156
Accumulated deficit	(451,062)	(439,854)

Total stockholders’ equity	1,705	11,082

Total liabilities and stockholders’ equity	$113,741	$123,864

See accompanying notes to condensed consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended

	January 31,	January 31,	January 31,	January 31,
	2005	2004	2005	2004

	(Unaudited)
	(In thousands, except per share amounts)
Revenue	$28,346	$22,329	$57,207	$45,802
Revenue, related parties	35	—	68	—

Total revenue	28,381	22,329	57,275	45,802

Cost of revenue	20,634	16,758	43,454	34,682
Impairment, restructuring and other	34	—	34	633

Total cost of revenue	20,668	16,758	43,488	35,315

Gross profit	7,713	5,571	13,787	10,487

Operating expenses:
Product development	37	312	224	660
Selling and marketing	3,197	1,904	6,370	3,876
General and administrative	5,962	5,287	12,410	10,245
Impairment, restructuring and other	473	946	1,505	1,402

Total operating expenses	9,669	8,449	20,509	16,183

Loss from operations	(1,956)	(2,878)	(6,722)	(5,696)
Other income (expense):
Interest income	15	33	28	97
Interest expense	(1,927)	(670)	(3,825)	(1,279)
Other income (expense), net	1	76	76	86

Loss before income tax expense	(3,867)	(3,439)	(10,443)	(6,792)
Income tax expense	(765)	—	(765)	—

Net loss	$(4,632)	$(3,439)	$(11,208)	$(6,792)

Basic and diluted net loss per common share	$(0.17)	$(0.14)	$(0.40)	$(0.28)

Basic and diluted weighted average number of common shares outstanding	27,944	24,741	27,936	24,624

See accompanying notes to condensed consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended

	January 31,	January 31,
	2005	2004

	(Unaudited)

	(In thousands)
Cash flows from operating activities:
Net loss	$(11,208)	$(6,792)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	7,354	6,642
Impairment of long-lived assets related to abandoned leases	330	269
Loss (Gain) on disposal of assets	(13)	51
Costs associated with abandoned leases	1,209	1,766
Amortization of warrants	53	185
Non-cash stock compensation	380	218
Provision for bad debts	1,316	930
Avasta settlement in common stock	490	—
Changes in operating assets and liabilities, net of impact of acquisitions:
Accounts receivable	(309)	(2,433)
Due from related party	(7)	—
Prepaid expenses and other current assets	1,291	(196)
Long-term assets	416	391
Accounts payable	3,281	1,881
Deferred tax liability	765	—
Long-term liabilities	2,565	(171)
Accrued expenses, deferred revenue and customer deposits	(6,395)	(2,756)

Net cash provided by (used for) operating activities	1,518	(15)

Cash flows from investing activities:
Purchase of property and equipment	(2,141)	(846)
Proceeds from the sale of equipment	20	—

Net cash used for investing activities	(2,121)	(846)

Cash flows from financing activities:
Restricted cash	183	1,106
Proceeds from exercise of stock options	89	278
Proceeds from sale leaseback	—	120
Proceeds from notes payable	703	50
Repayment of notes payable	(645)	(408)
Net borrowings under accounts receivable line	—	(6,874)
Net proceeds from modified accounts receivable line	—	12,000
Payments under note to affiliates	—	(30)
Payments on note payable to Waythere, Inc. (formerly Surebridge)	(800)	—
Payments on capital lease obligations	(605)	(1,524)

Net cash provided by (used for) financing activities	(1,075)	4,718

Net increase (decrease) in cash	(1,678)	3,857
Cash and cash equivalents, beginning of period	3,195	3,862

Cash and cash equivalents, end of period	$1,517	$7,719

Supplemental disclosure of cash flow information:
Cash paid for interest	1,382	706
Equipment purchased under capital lease agreements	274	—

See accompanying notes to condensed consolidated financial statements.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1)	Description of Business

   NaviSite, Inc. (“NaviSite”, “the Company”, “we”, “us” or “our”) provides managed IT services to middle-market organizations. The Company deploys, manages and enables software applications and infrastructure for middle-market organizations, which include mid-sized companies, divisions of large multi-national companies and government agencies. The Company offers a full range of services including design, implementation, optimization, upgrade, application development, fully hosted and remote application management, managed services, content delivery, colocation, and Software as a Service enablement. Substantially all revenue is generated from customers in the United States.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation and Principles of Consolidation

   The accompanying unaudited condensed consolidated financial statements include the accounts and results of operations of NaviSite, Inc. and its wholly-owned subsidiaries and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. generally accepted accounting principles for complete financial statements and thus should be read in conjunction with the audited consolidated financial statements included in our fiscal 2004 Annual Report on Form  10-K filed on November 2, 2004. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary for a fair presentation of the Company’s financial position, results of operations and cash flows at the dates and for the periods indicated. The results of operations for the three and six months ended January 31, 2005 are not necessarily indicative of the results expected for the remainder of the fiscal year ending July 31, 2005.

   All significant intercompany accounts and transactions have been eliminated in consolidation.

   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Significant estimates made by management include the useful lives of intangible assets, recoverability of long-lived assets, the collectability of receivables and other assumptions for sublease and lease abandonment reserves.

(b)	Revenue Recognition

   Revenue consists of monthly fees for Web site and Internet application management, hosting, colocations and professional services. The Company also derives revenue from the sale of software and related maintenance contracts. Reimbursable expenses charged to clients are included in revenue and cost of revenue. Application management, hosting and colocation revenue (other than installation fees) is billed and recognized over the term of the contract, generally one to three years, based on actual usage. Payments received in advance of providing services are deferred until the period such services are provided. Revenue from professional services is recognized on either a time and material basis as the services are performed or under the percentage of completion method for fixed price contracts. We generally sell our professional services under contracts with terms ranging up to five years. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service costs of the contract exceed the estimated revenue that will be generated by the contract. Unbilled accounts receivable represents revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognition criteria are met. Revenue from the sale of software is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fees are fixed and determinable and collection of the resulting receivable is reasonably assured. In instances where the Company also provides application management and hosting services in conjunction with the sale of software, software revenue is deferred and recognized ratably over the expected customer relationship period. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

(c)	Cash and Cash Equivalents and Restricted Cash

   The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. The Company had long-term restricted cash of $1.7 million and $1.8 million as of January 31, 2005 and July 31, 2004, respectively, which represents cash collateral requirements for standby letters of credit associated with several of the Company’s facility and equipment leases.

(d)	Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements and assets acquired under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Assets acquired under capital leases in which title transfers to us at the end of the agreement are amortized over the useful life of the asset. Expenditures for maintenance and repairs are charged to expense as incurred.

(e)	Long-Lived Assets, Goodwill and Other Intangibles

   The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

   The Company reviews the valuation of goodwill in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets.” Under the provisions of SFAS No. 142, goodwill is required to be tested for impairment annually in lieu of being amortized. This testing is done in the fourth quarter of each year. Furthermore, goodwill is required to be tested for impairment on an interim basis if an event or circumstance indicates that it is more likely than not an impairment loss has been incurred. An impairment loss shall be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses shall be recognized in operations. The Company’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and projections of future operating performance. If these assumptions differ materially from future results, the Company may record impairment charges in the future.

(f)	Concentration of Credit Risk

   Our financial instruments include cash, accounts receivable, obligations under capital leases, software agreements, accounts payable, and accrued expenses. As of January 31, 2005, the carrying cost of these instruments approximated their fair value. The financial instruments that potentially subject us to

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

concentration of credit risk consist primarily of accounts receivable. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers across many industries that comprise our customer base. One third-party customer accounted for 8% and 14% of our total revenue for the six months ended January 31, 2005 and 2004, respectively. Accounts receivable included approximately $2.9 million and $1.5 million due from this third-party customer at January 31, 2005 and July 31, 2004, respectively.

(g)	Comprehensive Income (Loss)

   Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period of time from transactions and other events and circumstances from non-owner sources. The Company reports accumulated other comprehensive income (loss), resulting from foreign currency translation adjustment, on the Condensed Consolidated Balance Sheet.

(h)	Income Taxes

   We account for income taxes under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i)	Stock-Based Compensation Plans

   We account for our stock option plans under the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and Related Interpretations and comply with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. We recorded stock compensation expense of approximately $0.2 million and $0.4 million during the three and six months ended January 31, 2005, respectively. The following table illustrates the effect on net loss and net loss per common share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended		Six Months Ended
	January 31,		January 31,

	2005	2004	2005	2004

	(In thousands, except		(In thousands, except
	per share data)		per share data)
Net loss, as reported	$(4,632)	$(3,439)	$(11,208)	$(6,792)
Add: Stock-based employee compensation expense from the Amended and Restated 2003 Stock Incentive Plan included in reported net loss	196	218	380	218
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,123)	(1,881)	(2,359)	(2,802)

Net loss, as adjusted	$(5,559)	$(5,102)	$(13,187)	$(9,376)

Net loss per common share:
Basic and diluted — as reported	$(0.17)	$(0.14)	$(0.40)	$(0.28)

Basic and diluted — as adjusted	$(0.20)	$(0.21)	$(0.47)	$(0.38)

   The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, assuming no expected dividends and the following weighted average assumptions:

	Three Months Ended		Six Months Ended
	January 31,		January 31,

	2005	2004	2005	2004

Risk-free interest rate	3.29%	2.07%	2.91%	2.07%
Expected volatility	120.02%	163.43%	122.85%	163.53%
Expected life (years)	2.10	2.78	2.09	2.78
Weighted average fair value of options granted during the period	$1.50	$4.88	$1.60	$4.81

(j)	Net Loss Per Share

   Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the period, using either the “if-converted” method for convertible preferred stock and notes or the treasury stock method for warrants and options, unless amounts are anti-dilutive.

   For the three and six months ended January 31, 2005 and 2004, net loss per basic and diluted share is based on weighted average common shares and excludes any common stock equivalents, as they would be anti-dilutive due to the reported losses. For the three and six months ended January 31, 2005, there were 521,966 and 521,904 dilutive shares, respectively, related to warrants, employee stock options and unissued shares related to the Avasta settlement that were excluded as they have an anti-dilutive effect due to the net loss during these periods. For the three and six months ended January 31, 2004, there were 1,680,908 and 1,212,853 dilutive shares, respectively, related to warrants and employee stock options that were excluded as they have an anti-dilutive effect due to the net loss during these periods.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k)	Segment Reporting

   We currently operate in one segment, managed IT services. The Company’s chief operating decision maker reviews financial information at a consolidated level. The Company has determined that reporting revenue at a service offering level is impracticable.

(l)	Foreign Currency

   The functional currencies of our wholly-owned subsidiaries are the local currencies. The financial statements of the subsidiaries are translated into U.S. dollars using period end exchange rates for assets and liabilities and average exchange rates during corresponding periods for revenue, cost of revenue and expenses. Translation gains and losses are deferred and accumulated as a separate component of stockholders’ equity (“Accumulated other comprehensive income (loss)”).

(m)	Recent Accounting Pronouncements

   In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on fair values. Pro forma disclosure of fair value information is no longer an alternative. The statement is effective in the first interim or annual period beginning after June 15, 2005. Adoption is to be made using either the modified prospective method or the modified retrospective method. The modified prospective method recognizes cost based on the requirements for all share-based payments granted after the effective date and for awards granted prior to the effective date that remain unvested prior to the effective date. The modified retrospective method includes the requirements of the modified prospective method but also permits restatement of financial statements based on pro forma amounts previously recognized under SFAS No. 123. Restatement can either be for all prior periods presented or prior interim periods of the year of adoption. Early adoption is permitted. The Company has not yet evaluated the impact of adoption of this pronouncement, which must be adopted in the first quarter of our fiscal year 2006. We currently disclose the pro forma impacts of recognizing fair value as permitted by SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in the preceding caption, “Stock-Based Compensation Plans.”

(3)	Liquidity

   As of January 31, 2005, our principal sources of liquidity included cash and cash equivalents and our financing agreement with Silicon Valley Bank. We had a working capital deficit of $36.2 million, including cash and cash equivalents of $1.5 million at January 31, 2005, as compared to a working capital deficit of $36.7 million, including cash and cash equivalents of $3.2 million, at July 31, 2004.

   The total net change in cash and cash equivalents for the six months ended January 31, 2005 was a decrease of $1.7 million. The primary uses of cash during the six months ended January 31, 2005 included $2.1 million for purchases of property and equipment and approximately $2.0 million in repayments on notes payable and capital lease obligations. Our primary sources of cash during the six months ended January 31, 2005 included $1.5 million from operating activities, a $0.2 million decrease in restricted cash and $0.7 million in proceeds from a note payable. Net cash provided by operating activities of $1.5 million during the six months ended January 31, 2005, resulted primarily from funding our $11.2 million net loss, offset by $1.6 million of net changes in operating assets and liabilities and non cash charges of approximately $11.1 million. At January 31, 2005, we had an accumulated deficit of $451.1 million, and have reported losses from operations since incorporation. At July 31, 2004, we had an accumulated deficit of $439.9 million.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   Our accounts receivable financing line with Silicon Valley Bank allows for maximum borrowing of $20.4 million and expires on April 29, 2006. On January  31, 2005, we had an outstanding balance under the amended agreement of $20.4 million. Borrowings are based on monthly recurring revenue. We are required to prepare and deliver a written request for an advance of up to three times the value of total recurring monthly revenue, calculated to be monthly revenue (including revenue from The New York State Department of Labor) less professional services revenue. SVB may then provide an advance of 85% of such value (or such other percentage as the bank may determine). The interest rate under the amended agreement is variable and is currently calculated at the bank’s published “prime rate” plus 4.0%. Following the completion of certain equity or debt financings, and provided we continue to meet certain ratios, the interest rate shall be reduced to the bank’s prime rate plus 1.0%. In no event, however, will the bank’s prime rate be less than 4.25%. The accounts receivable financing line at January 31, 2005 and July 31, 2004 is reported net of the remaining value ascribed to the related warrants of $0.1 million and $0.2 million, respectively.

   At January 31, 2005, the Company had $1.7 million in outstanding standby letters of credit, issued in connection with facility and equipment lease agreements, which are 100% cash collateralized. Cash subject to collateral requirements has been recorded as restricted cash and is classified as non-current on our balance sheet at January 31, 2005 and July 31, 2004.

   We anticipate that we will continue to incur net losses in the future. We have taken several actions we believe will allow us to continue as a going concern, including the closing and integration of strategic acquisitions, the changes to our senior management and our bringing costs more in line with projected revenue. We will need to find sources of additional financing in order to remain a going concern. Potential sources include public or private sales of equity or debt securities and the sale of assets. We are obligated to use a significant portion of any proceeds raised in an equity or debt financing or by the sale of assets to make payments on the notes payable to Waythere, Inc., depending on the total net proceeds received by us in the financing (see Note 11(e)).

   Our operating forecast incorporates material trends, such as our acquisitions, reductions in workforce and closings of facilities. Our forecast also incorporates the future cash flow benefits expected from our continued efforts to increase efficiencies and reduce redundancies. Nonetheless, our forecast includes the need to raise additional funds. Our cash flow estimates are based upon attaining certain levels of sales, maintaining budgeted levels of operating expenses, collections of accounts receivable and maintaining our current borrowing line with Silicon Valley Bank among other assumptions, including the improvement in the overall macroeconomic environment. However, there can be no assurance that we will be able to meet such assumptions. Our sales estimate includes revenue from new and existing customers, which may not be realized, and we may be required to further reduce expenses if budgeted sales are not attained. We may be unsuccessful in reducing expenses in proportion to any shortfall in projected sales and our estimate of collections of accounts receivable may be hindered by our customers’ ability to pay. In addition, we are currently involved in various pending and potential legal proceedings. While we believe that the allegations against us in each of these matters are without merit, and/or that we have a meritorious defense in each, we are not able to predict the final outcomes of any of these matters and the effect, if any, on our business, financial condition, results of operations or cash flows. If we are ultimately unsuccessful in any of these matters, we could be required to pay substantial amounts of cash to the other parties. The amount and timing of any such payments could adversely affect our business, financial condition, results of operations or cash flows.

(4)	Impairment of Long-Lived Assets

   The Company recorded a $0.3 million impairment charge during the first quarter of fiscal year 2005 for property and equipment, consisting primarily of unamortized leasehold improvements, related to

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

our 10 Maguire Road facility in Lexington, MA, which we abandoned during the three months ended October 31, 2004. The impairment charge is included in “Impairment, restructuring and other” in the accompanying Condensed Consolidated Statements of Operations (see Note 12).

(5)	Property and Equipment

   Property and equipment at January 31, 2005 and July 31, 2004 are summarized as follows:

	January 31,	July 31,
	2005	2004

	(In thousands)
Office furniture and equipment	$3,174	$3,625
Computer equipment	36,973	35,117
Software licenses	10,514	10,405
Leasehold improvements	10,249	10,245

	60,910	59,392
Less: Accumulated depreciation and amortization	(43,089)	(38,598)

Property and equipment, net	$17,821	$20,794

   The estimated useful lives of our fixed assets are as follows: office furniture and equipment, 5 years; computer equipment, 3 years; software licenses, the shorter of 3 years or the life of the license; and leasehold improvements, life of the lease.

(6)	Intangible Assets

   The gross carrying amount and accumulated amortization as of January 31, 2005 and July 31, 2004 for customer lists related to prior acquisitions are as follows:

	January 31,	July 31,
	2005	2004

	(In thousands)
Gross carrying amount	$30,930	$31,026
Less: Accumulated amortization	(10,726)	(7,875)

Customer lists, net	$20,204	$23,151

   Intangible asset amortization expense for the three and six months ended January 31, 2005 and 2004 aggregated $1.4 million and $2.9 million, and $0.9 million and $1.7 million, respectively. Customer lists are being amortized over estimated useful lives ranging from five to eight years. The amount reflected in the table below for fiscal year 2005 includes year to date amortization. Amortization expense related to intangible assets for the next five years is as follows:

Year Ending July 31,
(In thousands)
2005	$5,612
2006	$5,104
2007	$4,160
2008	$3,272
2009	$2,064

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Goodwill

   During the six months ended January 31, 2005, we recorded net purchase accounting adjustments of $0.4 million to goodwill relating primarily to our acquisition of Surebridge on June 10, 2004. We perform our annual impairment analysis of goodwill in our fiscal fourth quarter.

(8)	Acquisitions

   Surebridge. On June 10, 2004, we completed the acquisition of substantially all of the assets and liabilities of Surebridge, Inc., or Surebridge, a privately held provider of managed application services for mid-market companies (now known as Waythere, Inc.), in exchange for two promissory notes (see Note 11) in the aggregate principal amount of approximately $39.3 million, three million shares of our common stock and the assumption of certain liabilities of Surebridge at closing. The primary reasons for the acquisition included the addition of service offerings, specific contractual relationships with PeopleSoft and Microsoft, and established contractual revenue base, as well as potential operational savings. As the primary reasons for the acquisition were not related to the tangible net assets of Surebridge, the purchase price was significantly in excess of the fair value of the net assets acquired. The acquisition was accounted for under the purchase method of accounting. The final purchase accounting is subject to final resolution of a working capital adjustment calculation which is expected to be completed during the third quarter of fiscal year 2005. We have included the financial results of Surebridge in our consolidated financial statements beginning June 10, 2004, the date of acquisition.

(9)	Investment in Debt Securities

   In a privately negotiated transaction with Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC, pursuant to an Assignment Agreement dated October 11, 2002 and in a series of open market transactions from certain other third-party holders, we acquired an aggregate principal amount of approximately $36.3 million face value, 10% convertible senior notes (Interliant Notes) due in 2006 of Interliant, Inc. (Interliant) for a total consideration of approximately $2.0 million. Interliant was a provider of managed services, which filed a petition under Chapter 11 of Title 11 of the United States Bankruptcy Code in the Southern District of New York (White Plains) on August  5, 2002, and we made this investment with the intention of participating in the reorganization/sale of Interliant.

   On May 16, 2003, the Bankruptcy Court confirmed us as the successful bidder for the purchase of the Interliant Assets. We used $0.6 million of the first projected distributions to be made on our Interliant Notes as partial payment for the assets acquired. As such, we have reduced the carrying value of the Interliant Notes by this amount. On September 30, 2004, the Third Amended Plan of Liquidation of Interliant and its affiliated debtors became effective. An initial interim distribution of $0.1 million was made on account of our claim. While additional distributions on our Interliant Notes are anticipated, the final amount and timing of such distributions has not been determined. It may be greater or less than the remaining carrying value, however, we have estimated the value to approximate the $1.2 million carrying value included in “Other assets” on our Condensed Consolidated Balance Sheet at January 31, 2005.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10)	Accrued Expenses

   Accrued expenses consist of the following:

	January 31,	July 31,
	2005	2004

	(In thousands)
Accrued payroll, benefits and commissions	$4,653	$6,580
Accrued legal	857	3,098
Accrued accounts payable	2,838	2,727
Due to AppliedTheory Estate	1,464	1,464
Accrued interest	985	659
Accrued contract termination fees	573	984
Accrued lease abandonment costs, current portion	3,172	4,269
Accrued taxes	1,130	932
Accrued other	2,698	2,446

	$18,370	$23,159

(11)	Debt

   Debt consists of the following:

	January 31,	July 31,
	2005	2004

	(In thousands)
Accounts receivable financing line, net	$20,293	$20,240
Note payable to Atlantic Investors	3,000	3,000
Notes payable to the AppliedTheory Estate	6,000	6,000
Notes payable to landlord	1,542	1,908
Convertible notes payable to Waythere, Inc. (formerly Surebridge)	38,467	39,267
Other notes payable	682	—

Total	69,984	70,415
Less current portion	24,627	24,791

Long-term debt	$45,357	$45,624

(a)	Silicon Valley Bank Financing Arrangements

   Our accounts receivable financing line with Silicon Valley Bank allows for maximum borrowing of $20.4 million and expires on April 29, 2006. On January  31, 2005, we had an outstanding balance under the amended agreement of $20.4 million. Borrowings are based on monthly recurring revenue. We are required to prepare and deliver a written request for an advance of up to three times the value of total recurring monthly revenue, calculated to be monthly revenue (including revenue from The New York State Department of Labor) less professional services revenue. SVB may then provide an advance of 85% of such value (or such other percentage as the bank may determine). The interest rate under the amended agreement is variable and is currently calculated at the bank’s published “prime rate” plus 4.0%. Following the completion of certain equity or debt financings, and provided we continue to meet certain ratios, the interest rate shall be reduced to the bank’s prime rate plus 1.0%. In no event, however, will the bank’s prime rate be less than 4.25%. The accounts receivable financing line at January 31, 2005 and July 31, 2004 is reported net of the remaining value ascribed to the related warrants of $0.1 million and $0.2 million, respectively.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Note Payable to Atlantic Investors, LLC (Atlantic)

   On January 29, 2003, we entered into a $10.0 million Loan and Security Agreement (Atlantic Loan) with Atlantic, a related party. The Atlantic Loan bears an interest rate of 8% per annum. Interest is payable upon demand or, at Atlantic’s option, interest may be added to the outstanding balance due to Atlantic by NaviSite. Atlantic may make demand for payment of amounts in excess of the minimum Atlantic Loan amount of $2.0 million (Minimum Loan Amount), with 60 days notice. Atlantic can demand payment of the Minimum Loan Amount with 90 days notice. Atlantic, at its sole and absolute discretion, may advance other amounts to us such that the aggregate amount borrowed by NaviSite does not exceed the maximum loan amount, defined as the lesser of $10.0 million or 65% of our consolidated accounts receivables. On May 30, 2003, we repaid $2.0 million of the approximate $3.0 million outstanding under the Atlantic Loan and on June 11, 2003, we borrowed $2.0 million under the Atlantic Loan. At January  31, 2005, we had $3.0 million outstanding under the Atlantic Loan. This amount is shown as “Note payable to related party” on our Condensed Consolidated Balance Sheet. The Atlantic Loan is secured by all of our receivables and is subordinated to the borrowings from Silicon Valley Bank. As of January 31, 2005, the Company had recorded accrued interest on this note in the amount of $0.5 million.

   On January 16, 2004, the Atlantic Loan was amended to extend any and all Credit Advances under the Atlantic Loan made prior to, or following, January  16, 2004, to be due on or before the earlier of (i) August 1, 2004 or (ii) five (5) business days following the closing of a financing transaction or disposition pursuant to which the Borrower receives gross proceeds of $13.0 million. On July 13, 2004, the Atlantic Loan was amended to extend any and all Credit Advances under the Atlantic Loan made prior to, or following, July 13, 2004, to be due on or before the earlier of (i) November 1, 2005 or (ii) five (5) business days following the closing of a financing transaction or disposition pursuant to which the Borrower receives net proceeds of $13.0 million after satisfying the mandatory prepayment obligation under those certain Notes due to Surebridge, Inc. On October 12, 2004, the Atlantic Loan was amended to extend any and all Credit Advances under the Atlantic Loan made prior to, or following, October 12, 2004, to be due on or before the earlier of (i) February 1, 2005 or (ii) five (5) business days following the closing of a financing transaction or disposition pursuant to which the Borrower receives net proceeds of $13.0 million after satisfying the mandatory prepayment obligation under those certain Notes due to Surebridge, Inc. On January 14, 2005, the Atlantic Loan was amended to extend any and all Credit Advances under the Atlantic Loan made prior to, or following, January 14, 2005, to be due on or before the earlier of (i) May 1, 2005 or (ii) five (5) business days following the closing of a financing transaction or disposition pursuant to which the Borrower receives net proceeds of $13.0 million and first satisfies the mandatory prepayment obligation under those certain Notes due to Surebridge, Inc. (now known as Waythere, Inc.).

(c)	Notes Payable to the AppliedTheory Estate

   As part of CBTM’s acquisition of certain AppliedTheory assets, CBTM made and issued two unsecured promissory notes totaling $6.0 million (Estate Liability) to the AppliedTheory Estate which are due on June 10, 2006. The Estate Liability bears interest at 8% per annum, which is due and payable annually. At January 31, 2005, we had approximately $0.3 million in accrued interest related to this note, which is reflected within “Accrued expenses” on our Condensed Consolidated Balance Sheet.

(d)	Notes Payable to Landlord

   As part of an amendment to our 400 Minuteman Road lease in the second quarter of fiscal year 2004, $2.2 million of our future payments to the landlord of our 400 Minuteman Road facility in Andover, MA were transferred into a note payable (Landlord Note). The Landlord Note bears interest at an annual

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rate of 11% and calls for 36 equal monthly payments of principal and interest, with the final payment due on November 1, 2006. The $2.2 million represents leasehold improvements made by the landlord, on our behalf, to the 400 Minuteman facility in order to facilitate the leasing of a portion of the facility (First Lease Amendment), as well as common area maintenance and property taxes associated with the space.

   In addition, during fiscal year 2004, we paid $120,000 and we entered into a separate $150,000 note (Second Landlord Note) with the landlord for additional leasehold improvements to facilitate a subleasing transaction involving a specific section of the 400 Minuteman location. The Second Landlord Note bears interest at an annual rate of 11% and calls for 36 equal monthly payments of principal and interest, with the final payment due on March 1, 2007.

(e)	Convertible Notes Payable to Waythere, Inc. (formerly Surebridge)

   On June 10, 2004, in connection with our acquisition of the Surebridge business, we issued two convertible promissory notes in the aggregate principal amount of approximately $39.3 million. Interest shall accrue on the unpaid balance of the notes at the annual rate of 10%, provided that if an event of default shall occur and be continuing, the interest rate shall be 15%. Notwithstanding the foregoing, no interest shall accrue or be payable on any principal amounts repaid on or prior to the nine-month anniversary of the issuance date of the notes. We must repay the outstanding principal of the notes with all interest accrued thereon, no later than June 10, 2006. Pursuant to the terms of the acquisition agreement, $0.8 million of the primary note is callable at anytime for a period of one year from June 10, 2004, the date of closing. During the first quarter of fiscal year 2005, the noteholder requested payment of $0.8 million and the Company paid this amount during the second quarter of fiscal year 2005.

   In addition, if we realize net proceeds in excess of $1.0 million from certain equity or debt financings or sales of assets, we are obligated to make payments on the notes equal to 75% of the net proceeds.

   It shall be deemed an event of default under the notes if, among other things, we fail to pay when due any amounts under the notes, if we fail to pay when due or experience an event of default with respect to any debts having an outstanding principal amount of $500,000 or more, if we are delisted from the Nasdaq SmallCap Market, or if we are acquired and the acquiring party does not expressly agree to assume the notes. In addition, certain bankruptcy, reorganization, insolvency, dissolution and receivership actions would be deemed an event of default under the notes. If an event of default under the notes occurs, the holder shall be entitled to declare the notes immediately due and payable in full.

   The notes provide that we shall not incur any indebtedness in excess of $20.5 million in the aggregate, unless such indebtedness is unsecured and expressly subordinated to the notes, is otherwise permitted under the notes, or the proceeds are used to make payments on the notes.

   Finally, the outstanding principal of and accrued interest on the notes are convertible into shares of NaviSite common stock at a conversion price of $4.642 at the election of the holder:

•	at any time following the first anniversary of the closing if the aggregate principal outstanding under the notes at such time is greater than or equal to $20.0 million;

•	at any time following the 18-month anniversary of the closing if the aggregate principal outstanding under the notes at such time is greater than or equal to $10.0 million;

•	at any time following the second anniversary of the closing; and

•	at any time following an event of default thereunder.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)	Commitments and Contingencies

(a)	Leases

     Abandoned Leased Facilities

   During the first half of fiscal year 2005, we recorded $1.2 million of lease impairment charges, resulting from costs associated with the abandonment of administrative space at 10 Maguire Road, in Lexington, MA, an adjustment relating to a lease modification for one of our Syracuse facilities and revisions in assumptions associated with other impaired facilities.

   All lease impairment expense amounts recorded are included in the captions “Impairment, restructuring and other” in the accompanying Condensed Consolidated Statements of Operations.

   Details of activity in the lease exit accrual by facility for the six months ended January 31, 2005 are as follows (in thousands):

			Purchase
	Balance at		Accounting	Payments, less	Balance at
	July 31,		and Other	accretion of	January 31,
Lease Abandonment Costs for:	2004	Expense	Adjustments	interest	2005

Andover, MA	$1,040	$—	$—	$(129)	$911
La Jolla, CA	1,136	108	—	(529)	715
Chicago, IL	922	21	—	(110)	833
Amsterdam	120	—	12	(34)	98
Vienna, VA	548	34	—	(295)	287
San Francisco, CA	248	—	—	(248)	—
Houston, TX	905	91	—	(229)	767
Syracuse, NY	358	59	—	(185)	232
Syracuse, NY	111	27	—	(69)	69
San Jose, CA	1,019	100	—	(357)	762
Atlanta, GA	230	—	—	(66)	164
Atlanta, GA	275	—	—	(167)	108
Bedford, NH	139	—	19	(158)	—
Lexington, MA	—	769	—	(303)	466

	$7,051	$1,209	$31	$(2,879)	$5,412

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   We are obligated under various capital and operating leases for facilities and equipment. Future minimum annual rental commitments under capital and operating leases and other commitments are as follows as of January 31, 2005:

		Less than					After
Description	Total	1 Year	Year 2	Year 3	Year 4	Year 5	Year 5

	(In thousands)
Short/ Long-term debt	$70,091	$24,734 (a)	$45,311	$46	$—	$—	$—
Interest on debt(b)	9,536	1,315	8,220	1	—	—	—
Capital leases	3,578	1,682	1,445	451	—	—	—
Operating leases	184	133	47	4	—	—	—
Bandwidth commitments	6,073	3,536	1,881	604	52	—	—
Maintenance for hardware/ software	657	402	166	86	3	—	—
Property leases(c)	56,757	12,549	10,988	8,656	7,211	5,275	12,078

	$146,876	$44,351	$68,058	$9,848	$7,266	$5,275	$12,078

(a)	Amount includes the outstanding balance of the accounts receivable financing line as of January 31, 2005.

(b)	Amounts do not include interest on the accounts receivable financing line, as interest rate is variable.

(c)	Amounts exclude certain common area maintenance and other property charges that are not included within the lease payment.

   With respect to the property lease commitments listed above, certain cash amounts are restricted pursuant to terms of lease agreements with landlords. At January 31, 2005, this restricted cash of $1.7 million on the accompanying Condensed Consolidated Balance Sheet consisted of certificates of deposit and a treasury note and are recorded at cost, which approximates fair value.

(b)	Legal Matters

IPO Securities Litigation

   On or about June 13, 2001, Stuart Werman and Lynn McFarlane filed a lawsuit against us, BancBoston Robertson Stephens, an underwriter of our initial public offering in October 1999, Joel B. Rosen, our then chief executive officer, and Kenneth W. Hale, our then chief financial officer. The suit was filed in the United States District Court for the Southern District of New York. The suit generally alleges that the defendants violated federal securities laws by not disclosing certain actions allegedly taken by Robertson Stephens in connection with our initial public offering. The suit alleges specifically that Robertson Stephens, in exchange for the allocation to its customers of shares of our common stock sold in our initial public offering, solicited and received from its customers’ agreements to purchase additional shares of our common stock in the aftermarket at pre-determined prices. The suit seeks unspecified monetary damages and certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and December 6, 2000. Three other substantially similar lawsuits were filed between June 15, 2001 and July 10, 2001 by Moses Mayer (filed June 15, 2001), Barry Feldman (filed June 19, 2001), and Binh Nguyen (filed July 10, 2001). Robert E. Eisenberg, our president at the time of the initial public offering in 1999, also was named as a defendant in the Nguyen lawsuit.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

   On or about June 21, 2001, David Federico filed in the United States District Court for the Southern District of New York a lawsuit against us, Mr. Rosen, Mr. Hale, Robertson Stephens and other underwriter defendants including J.P. Morgan Chase, First Albany Companies, Inc., Bank of America Securities, LLC, Bear Stearns & Co., Inc., B.T. Alex. Brown, Inc., Chase Securities, Inc., CIBC World Markets, Credit Suisse First Boston Corp., Dain Rauscher, Inc., Deutsche Bank Securities, Inc., The Goldman Sachs Group, Inc., J.P. Morgan & Co., J.P. Morgan Securities, Lehman Brothers, Inc., Merrill Lynch, Pierce, Fenner & Smith, Inc., Morgan Stanley Dean Witter & Co., Robert Fleming, Inc. and Salomon Smith Barney, Inc. The suit generally alleges that the defendants violated the anti-trust laws and the federal securities laws by conspiring and agreeing to raise and increase the compensation received by the underwriter defendants by requiring those who received allocation of initial public offering stock to agree to purchase shares of manipulated securities in the after-market of the initial public offering at escalating price levels designed to inflate the price of the manipulated stock, thus artificially creating an appearance of demand and high prices for that stock, and initial public offering stock in general, leading to further stock offerings. The suit also alleges that the defendants arranged for the underwriter defendants to receive undisclosed and excessive brokerage commissions and that, as a consequence, the underwriter defendants successfully increased investor interest in the manipulated initial public offering of securities and increased the underwriter defendants’ individual and collective underwritings, compensation, and revenue. The suit further alleges that the defendants violated the federal securities laws by issuing and selling securities pursuant to the initial public offering without disclosing to investors that the underwriter defendants in the offering, including the lead underwriters, had solicited and received excessive and undisclosed commissions from certain investors. The suit seeks unspecified monetary damages and certification of a plaintiff class consisting of all persons who acquired shares of our common stock between October 22, 1999 and June 12, 2001.

   Those five cases, along with lawsuits naming more than 300 other issuers and over 50 investment banks which have been sued in substantially similar lawsuits, have been assigned to the Honorable Shira A. Scheindlin (the “Court”) for all pretrial purposes (the “IPO Securities Litigation”). On September 6, 2001, the Court entered an order consolidating the five individual cases involving us and designating Werman v. NaviSite, Inc., et al., Civil Action No. 01-CV-5374 as the lead case. A consolidated, amended complaint was filed thereafter on April 19, 2002 (the “Class Action Litigation”) on behalf of plaintiffs Arvid Brandstrom and Tony Tse against underwriter defendants Robertson Stephens (as successor-in-interest to BancBoston), BancBoston, J.P. Morgan (as successor-in-interest to Hambrecht & Quist), Hambrecht & Quist and First Albany and against us and Messrs. Rosen, Hale and Eisenberg (collectively, the “NaviSite Defendants”). Plaintiffs uniformly allege that all defendants, including the NaviSite Defendants, violated the federal securities laws (i.e., Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5) by issuing and selling our common stock pursuant to the October 22, 1999 initial public offering, without disclosing to investors that some of the underwriters of the offering, including the lead underwriters, had solicited and received extensive and undisclosed agreements from certain investors to purchase aftermarket shares at pre-arranged, escalating prices and also to receive additional commissions and/or other compensation from those investors. At this time, plaintiffs have not specified the amount of damages they are seeking in the Class Action Litigation.

   Between July and September 2002, the parties to the IPO Securities Litigation briefed motions to dismiss filed by the underwriter defendants and the issuer defendants, including NaviSite. On November 1, 2002, the Court held oral argument on the motions to dismiss. The plaintiffs have since agreed to dismiss the claims against Messrs. Rosen, Hale and Eisenberg without prejudice, in return for their agreement to toll any statute of limitations applicable to those claims. By stipulation entered by the Court on November 18, 2002, Messrs. Rosen, Hale and Eisenberg were dismissed without prejudice from the Class Action Litigation. On February 19, 2003, an opinion and order was issued on defendants’

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

motion to dismiss the IPO Securities Litigation, essentially denying the motions to dismiss of all 55 underwriter defendants and of 185 of the 301 issuer defendants, including NaviSite.

   On June 30, 2003, our Board of Directors considered and authorized us to negotiate a settlement of the pending Class Action Litigation substantially consistent with a memorandum of understanding negotiated among class plaintiffs, the issuer defendants and the insurers for such issuer defendants. Among other contingencies, any such settlement would be subject to approval by the Court. Plaintiffs filed on June 14, 2004, a motion for preliminary approval of the Stipulation And Agreement Of Settlement With Defendant Issuers And Individuals (the “Preliminary Approval Motion”). On February 15, 2005, the Court granted the Preliminary Approval Motion in a written opinion which detailed the terms of the settlement stipulation, its accompanying documents and schedules, the proposed class notice and, with a modification to the bar order to be entered, the proposed settlement order and judgment (the “Preliminary Approval Order”). A further conference is scheduled for March 18, 2005, at which time the Court is expected to make final determinations regarding the form, substance and program for notifying the settlement class and to schedule a Fed. R. Civ. P 23 fairness hearing concerning the settlement. If completed and then approved by the Court, the settlement is expected to be covered by our existing insurance policies and is not expected to have a material effect on our business, financial condition, results of operations or cash flows.

   We believe that the allegations against us are without merit and, if the settlement is not finalized, we intend to vigorously defend against the plaintiffs’ claims. Due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of the suits and their ultimate effect, if any, on our business, financial condition, results of operations or cash flows.

Joseph Cloonan

   On or about September 27, 2002, we received a demand for a wage payment of $850,000 from our former Procurement Director, Joseph Cloonan. We rejected the demand, alleging that Mr. Cloonan’s claim is based, among other things, on a potentially fraudulent contract. Mr. Cloonan also claimed $40,300 for allegedly unpaid accrued vacation and bonuses and that he may be statutorily entitled to treble damages and legal fees. On October 11, 2002, NaviSite filed a civil complaint with the Massachusetts Superior Court, Essex County, seeking a declaratory judgment and asserting claims against Mr. Cloonan for civil fraud, misrepresentation, unjust enrichment and breach of duty of loyalty. Mr. Cloonan asserted counter claims against NaviSite seeking the payments set forth in his September 2002 demand. The discovery phase of the case has concluded and in February 2005, the Company and Mr. Cloonan filed motions for summary judgment with the Court. We believe Mr. Cloonan’s allegations are without merit and intend to vigorously defend them. Due to the inherent uncertainty of litigation, we are not able to predict the possible outcome of this matter and the effect, if any, on our business, financial condition, results of operations or cash flows.

Lighthouse International

   On October 28, 2002, CBTM, one of our subsidiaries, filed a complaint in United States District Court for the Southern District of New York against Lighthouse International, alleging six causes of action for copyright infringement, breach of contract, account stated, unjust enrichment, unfair competition, and misappropriation and/or conversion. The total claimed damages are in the amount of approximately $1.9 million. On or about January 16, 2003, Lighthouse filed and served its answer and counterclaimed against CBTM claiming approximately $3.1 million in damages and $5.0 million in punitive relief.

   On June 17, 2003, the U.S. Bankruptcy Court for the Southern District of New York heard oral argument on Lighthouse’s Motion for an Order Compelling the Debtor (AppliedTheory) to Assume or Reject an Agreement, filed in response to CBTM’s complaint, and the objections to Lighthouse’s motion

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

filed by CBTM and AppliedTheory. Lighthouse made this motion on the basis that it never received notice of CBTM assuming the AppliedTheory contract for the LighthouseLink Web site. The Bankruptcy Court declined to grant Lighthouse’s motion, and instead ordered that an evidentiary hearing be conducted to determine whether Lighthouse received appropriate notice of the proposed assignment of the contract by AppliedTheory to CBTM. The Bankruptcy Court ordered that the parties first conduct discovery, and upon completion of discovery, the Bankruptcy Court would schedule an evidentiary hearing on the issues of due process and notice.

   As to the U.S. District Court matter, the exchange of written discovery and the majority of depositions of witnesses have been completed. On June 15, 2004, District Court Judge Pauley determined that both parties could proceed with their respective summary judgment motions. All motion papers were to be submitted by September 20, 2004, with oral argument scheduled for October 15, 2004.

   On August 4, 2004, however, upon the application of CBTM, Bankruptcy Court Judge Gerber preliminarily enjoined Lighthouse from asserting claims or counterclaims against CBTM relating to the Lighthouse contract or any assets acquired by CBTM from AppliedTheory pursuant to the sale order, except for the purpose and to the extent necessary to setoff claims brought by CBTM against Lighthouse relating to the Lighthouse contract. As a result, Lighthouse is limited to seeking only those pre- and post- bankruptcy counterclaims that may constitute as set-offs against the claims asserted by CBTM. Subsequent to issuing the injunction order, Bankruptcy Judge Gerber held several conferences urging the parties to submit their dispute to court-ordered mediation. In conjunction with the Bankruptcy Court’s request, District Court Judge Pauley ordered a stay of all remaining expert discovery and motion procedures pending the participation and completion of mediation as requested by Bankruptcy Court Judge Gerber. The matter was then transferred to mediation by order of the Courts.

   In September 2004, the parties selected Harvey A. Stricken, Esq. as mediator to the dispute. On October 6, 2004, the mediation was held with no particular outcome. At the suggestion of the mediator, the parties participated in a second mediation session on January 12, 2005, during which the parties successfully reached an understanding, subject to final documentation, of the terms of a proposed settlement and compromise of all disputes between them. Assuming the proposed settlement, which is in the process of being reduced to writing, is fully executed and becomes final, the Company will not incur any damages or payment obligations as a result of this matter. In the event the proposed settlement is not executed, we are unable to predict the possible outcome of this matter, if any, on our business, financial condition, results of operations or cash flows.

Avasta Earnout

   On October 14, 2003, we received a letter purportedly on behalf of the former stockholders of Avasta, Inc. relating to the issuance of additional shares of common stock pursuant to the earnout calculations pursuant to the Agreement and Plan of Merger and Reorganization dated as of January 29, 2003 among Avasta Acquisition Corp., Avasta and NaviSite. On December 11, 2003, a demand for arbitration before JAMS (formerly known as Judicial Arbitration and Mediation Services) was filed by Convergence Associates, Inc. (“Convergence Associates”) on behalf of substantially all of the former shareholders of Avasta claiming among other things breach of contract, tortuous conduct, fraud and other wrongful conduct. Damages sought included in excess of 782,790 shares of our common stock. On September 30, 2004, the arbitrator issued a decision with respect to the demand for arbitration. The arbitrator found that we breached our obligations under the Agreement and ordered us to issue to the former Avasta shareholders, or their designee, an aggregate of 321,880 shares of our common stock. In addition, the arbitrator determined that, as the prevailing party, Convergence Associates is entitled to recover from us its reasonable attorneys’ fees, costs and disbursements. On October 11, 2004,

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convergence Associates submitted its application for reasonable attorneys’ fees, costs and disbursements in the range of approximately $750,957 to $957,000. We filed an objection to Convergence Associates’ proposed fees on October 25, 2004. Convergence Associates responded to our objection on November  2, 2004.

   Prior to the arbitrator issuing its final decision with respect to the amount of attorneys’ fees, costs and disbursements to which Convergence Associates was entitled, on February 4, 2005, we entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) dated January 13, 2005 with Atlantic Investors, LLC (“Atlantic”), Arthur Becker, Andrew Ruhan and Gabriel Ruhan (collectively, the “Atlantic Parties”) and Convergence Associates, as agent for substantially all of the former Avasta shareholders. Pursuant to the terms of the Settlement Agreement, we agreed to issue an aggregate of 521,880 shares of common stock to the former Avasta shareholders and to the attorneys representing the former Avasta shareholders (collectively, the “Stock”) and to pay $175,000 to Convergence Associates on behalf of such former Avasta shareholders. In consideration for the issuance of the Stock, Convergence Associates, the former Avasta shareholders and we mutually released each other from all claims related to the arbitration proceeding, the decision of the arbitrator and any other claim that we are required to pay the attorneys’ fees, costs or disbursements of the attorneys for the former Avasta shareholders. As of January 31, 2005, the Company has recorded the value of the 521,880 shares to be issued as equity on its Condensed Consolidated Balance Sheet. Accordingly, with respect to the 521,880 shares and $175,000, the Company recorded a $1.6 million charge during the fourth quarter of fiscal year 2004 and recorded a $0.1 million credit during the second quarter of fiscal year 2005, when the arbitrator issued a final decision.

Engage Bankruptcy Trustee Claim

   On September 9, 2004, Don Hoy, Craig R. Jalbert and David St. Pierre, as trustees of and on behalf of the Engage, Inc. creditor trust, filed suit against us in the United States Bankruptcy Court in the District of Massachusetts. The suit generally relates to a termination agreement, dated March 7, 2002, we entered into with Engage, Inc. (a company then affiliated with CMGI, Inc.), which terminated a services agreement between us and Engage and required Engage to pay us $3.6 million. Engage made three payments to us under the termination agreement in the aggregate amount of $3.4 million. On June 19, 2003, Engage and five of its wholly owned subsidiaries filed petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. The suit generally alleges that Engage was insolvent at the time that we entered into the termination agreement with Engage and at the time Engage made the payments to us. Specifically, the suit alleges that (i) the plaintiffs are entitled to avoid and recover $1.0 million paid by Engage to us in the year prior to June 19, 2003 as a preferential transfer, (ii) the plaintiffs are entitled to avoid and recover $3.4 million (which amount includes the $1.0 million payment made prior to June 13, 2003) paid by Engage to us as a fraudulent transfer, and (iii) our acts and omissions relating to the termination agreement and the payments made by Engage to us constitute unfair and deceptive acts or practices in willful and knowing violation of Mass. Gen. Laws ch. 93A. In addition to the foregoing amounts, the plaintiffs are also seeking treble damages, attorneys’ fees and costs under Mass. Gen. Laws ch. 93A.

   On November 19, 2004, we filed a motion to dismiss as a matter of law certain of the claims asserted in the complaint. A hearing before the Court was held on this motion on February 7, 2005, at which time the Court denied the motion on the grounds that there were material issues of facts in dispute which precluded the Court at this time from granting a motion to dismiss such claims as a matter of law. On February 28, 2005, we filed an answer to the complaint, generally denying any liability thereunder and asserted numerous defenses. We further intend to file a complaint against certain third-parties, seeking to hold such parties liable for any and all obligations that we may incur as a result of the claims asserted in the complaint. As this matter is in the initial stage, we are not able to predict the

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

possible outcome of this matter and the effect, if any, on our financial condition except that we believe we have certain meritorious defenses to the claims asserted in the complaint which we intend to assert vigorously.

(13)	Income Tax Expense

   The Company recorded $0.8 million of deferred income tax expense during the three and six months ended January 31, 2005 as compared to no deferred income tax expense during the comparable periods of fiscal year 2004. No income tax benefit was recorded for the losses incurred due to a valuation allowance recognized against deferred tax assets. The deferred tax expense resulted from tax goodwill amortization related to the Surebridge acquisition in June 2004. For tax purposes, the acquisition was accounted for as an asset acquisition. Accordingly, the acquired goodwill and intangible assets are amortizable for tax purposes over fifteen years. For financial statement purposes, goodwill is not amortized, but is tested for impairment annually. Therefore, the tax amortization of goodwill results in a taxable temporary difference, which fits the indefinite reversal criteria since it will not be reversed until the goodwill is impaired or written off, and is not offset by deductible temporary differences, such as net operating loss carryforwards. Management is presently negotiating a final working capital settlement with respect to the Surebridge acquisition, which is expected to result in a reduction of reported goodwill in the third quarter of fiscal year 2005, and a corresponding reduction in income tax expense in future periods.

NAVISITE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
NaviSite, Inc.

   We have audited the accompanying consolidated balance sheet of Surebridge, Inc. and subsidiaries (the Company) as of December 31, 2003, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Surebridge, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

   As discussed in Note 1, it was announced on May 6, 2004 that the Company had signed a definitive asset purchase agreement pursuant to which substantially all of the assets of the Company would be acquired by NaviSite, Inc. for two promissory notes in the aggregate principal amount of approximately $39.3 million, three million shares of NaviSite common stock and the assumption of certain liabilities of the Company at closing. This transaction was consummated on June 10, 2004. These consolidated financial statements do not reflect the impact of this transaction.

/s/ KPMG LLP

Providence, Rhode Island

June 10, 2004

SUREBRIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2004 (Unaudited) and December 31, 2003

	March 31,	December 31,
	2004	2003

	(Unaudited)
ASSETS (NOTE 8)
Current assets:
Cash and cash equivalents	$1,725,222	$2,520,410
Accounts receivable, net of allowance for doubtful accounts of $210,454 at March 31, 2004 and $224,837 at December 31, 2003	4,564,021	4,340,217
Costs and estimated earnings in excess of billings	970,941	279,116
Due from related party	42,770	87,076
Deferred tax asset	70,448	70,448
Prepaid expenses and other current assets	419,262	335,850

Total current assets	7,792,664	7,633,117
Restricted cash	475,122	520,122
Property and equipment, net	7,782,227	8,302,041
Goodwill	6,326,955	6,290,573
Other intangible assets, net	4,319,175	4,638,185
Other long-term assets	161,923	189,638

Total assets	$26,858,066	$27,573,676

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,777,734	$4,440,302
Accrued expenses and other current liabilities	1,943,324	3,006,547
Deferred revenue	936,355	947,634
Customer deposits	249,912	163,370
Current portion of long-term debt	3,617,960	2,575,539
Current portion of obligations under capital lease	138,934	308,596

Total current liabilities	11,664,219	11,441,988
Deferred tax liability	70,448	70,448
Obligations under capital lease	24,152	5,000
Long-term debt	1,019,426	1,560,659

Total liabilities	12,778,245	13,078,095
Commitments and contigencies (Note 7)
Redeemable convertible preferred stock, $0.01 par value; 45,801,302 shares authorized, 37,061,321 shares issued and outstanding at March 31, 2004; and 45,801,302 shares authorized, 37,061,321 shares issued and outstanding at December 31, 2003	62,144,214	61,705,252
Stockholders’ deficit;
Common stock, $0.01 par value; 75,000,000 shares authorized, 10,861,056 shares issued, and 9,977,444 shares outstanding at March 31, 2004; 75,000,000 shares authorized, 10,855,206 shares issued, and 9,971,594 shares outstanding at December 31, 2003	108,611	108,553
Additional paid-in capital	9,486,602	9,922,697
Accumulated deficit	(57,194,508)	(56,775,823)
Treasury stock, at cost, 883,612 shares	(465,098)	(465,098)

Total stockholders’ deficit	(48,064,393)	(47,209,671)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$26,858,066	$27,573,676

See accompanying notes to the consolidated financial statements

SUREBRIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2004 and 2003 (Unaudited)
and for the Year Ended December 31, 2003

	Three Months Ended
	March 31,		Year Ended
			December 31,
	2004	2003	2003

	(Unaudited)
Revenue:
Revenue	$11,712,790	$9,528,068	$41,673,247
Revenue, related parties	226,716	310,709	1,078,278

Total revenue	11,939,506	9,838,777	42,751,525
Cost of revenue	7,776,818	6,709,620	29,632,382

Gross profit	4,162,688	3,129,157	13,119,143
Operating expenses:
Sales and marketing	1,960,544	1,682,684	8,499,369
General and administrative	2,533,866	2,406,989	11,114,461

Total operating expenses	4,494,410	4,089,673	19,613,830

Loss from operations	(331,722)	(960,516)	(6,494,687)
Other income (expense):
Interest income	2,186	42,070	64,534
Interest expense	(89,149)	(52,177)	(297,293)

Other expenses, net	(86,963)	(10,107)	(232,759)
Net loss	$(418,685)	$(970,623)	$(6,727,446)
Accrued dividends on preferred stock (including accretion to redemption value of $412,338, $223,392 and $1,636,214 for the three months ended March 31, 2004 and 2003, and for the year ended December 31, 2003, respectively)	(438,962)	(225,684)	(1,734,172)

Net loss to common stockholders	$(857,647)	$(1,196,307)	$(8,461,618)

See accompanying notes to the consolidated financial statements

SUREBRIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

Three Months Ended March 31, 2004 (Unaudited) and Year Ended December 31, 2003

	Common Stock					Treasury Stock
			Additional		Deferred			Total
	Shares	Par	Paid-in	Accumulated	Comp-	Shares in		Stockholders’
	Issued	Value	Capital	Deficit	ensation	Treasury	Amount	Deficit

Balance, December 31, 2002	10,842,164	$108,422	$11,650,476	$(50,048,377)	$(5,603)	883,612	$(465,098)	$(38,760,180)
Issuance of common stock pursuant to the exercise of stock options	13,042	131	6,393	—	—	—	—	6,524
Accretion of dividend on Series A preferred stock	—	—	(97,958)	—	—	—	—	(97,958)
Accretion of Series E preferred stock to redemption value	—	—	(459,554)	—	—	—	—	(459,554)
Accretion of Series C preferred stock to redemption value	—	—	(1,176,660)	—	—	—	—	(1,176,660)
Amortization of deferred compensation	—	—	—	—	5,603	—	—	5,603
Net loss	—	—	—	(6,727,446)	—	—	—	(6,727,446)

Balance, December 31, 2003	10,855,206	108,553	9,922,697	(56,775,823)	—	883,612	(465,098)	(47,209,671)
Issuance of common stock pursuant to the exercise of stock options (unaudited)	5,850	58	2,867	—	—	—	—	2,925
Accretion of dividend on Series A preferred stock (unaudited)	—	—	(26,624)	—	—	—	—	(26,624)
Accretion of Series E preferred stock to redemption value (unaudited)	—	—	(118,173)	—	—	—	—	(118,173)
Accretion of Series C preferred stock to redemption value (unaudited)	—	—	(294,165)	—	—	—	—	(294,165)
Net loss (unaudited)	—	—	—	(418,685)	—	—	—	(418,685)

Balance, March 31, 2004 (unaudited)	10,861,056	$108,611	$9,486,602	$(57,194,508)	$—	883,612	$(465,098)	$(48,064,393)

See accompanying notes to the consolidated financial statements

SUREBRIDGE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2004 and 2003 (Unaudited)
and for the Year Ended December 31, 2003

	Three Months Ended
	March 31,		Year Ended
			December 31,
	2004	2003	2003

	(Unaudited)
Cash flows from operating activities:
Net loss	$(418,685)	$(970,623)	$(6,727,446)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,332,397	1,227,781	6,055,588
Stock-based compensation	—	5,603	5,603
Provision for losses on accounts receivable	(14,383)	—	(169,504)
Issuance of preferred stock to settle compensation from earn-out arrangement, net of issuance costs	—	249,874	533,171
Changes in assets and liabilities, net of effects of acquisition:
(Increase) decrease in assets:
Accounts receivable	(165,115)	400,122	171,732
Costs and estimated earnings in excess of billings	(691,825)	(208,181)	42,502
Prepaid expenses and other current assets	(83,412)	136,154	380,169
Increase (decrease) in liabilities:
Accounts payable	337,432	(989,055)	1,545,923
Accrued expenses and other current liabilities	(1,019,570)	(147,451)	(2,413,434)
Deferred revenue and customer deposits	(4,772)	(841,807)	(396,967)

Net cash used in operating activities	(727,933)	(1,137,583)	(972,663)
Cash flows from investing activities:
Purchase of property and equipment	(493,573)	(551,368)	(3,943,926)
Decrease (increase) in other long-term assets	27,715	775,655	864,405
Cash expended in acquisition, net of cash acquired	—	(111,893)	(111,893)

Net cash (used in) provided by investing activities	(465,858)	112,394	(3,191,414)
Cash flows from financing activities:
Decrease (increase) in restricted cash	45,000	(298,234)	109,878
Proceeds from exercise of stock options	2,925	—	6,524
Proceeds from long-term debt	1,247,752	97,688	2,867,373
Principal payments on long-term debt	(746,564)	(490,900)	(2,278,068)
Principal payments on capital lease obligations	(150,510)	(287,129)	(1,092,990)

Net cash provided by (used in) financing activities	398,603	(978,575)	(387,283)

Net (decrease) increase in cash and cash equivalents	(795,188)	(2,003,764)	(4,551,360)
Cash and cash equivalents, beginning of period	2,520,410	7,071,770	7,071,770

Cash and cash equivalents, end of period	$1,725,222	$5,068,006	$2,520,410

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$89,149	$52,177	$297,293
Noncash investing and financing activities:
Acquisition of equipment under capital leases	$—	$—	$1,141,851
Net assets acquired in the acquisition	—	4,224,074	4,224,074
Preferred stock accretion	438,962	225,684	1,734,172

See accompanying notes to the consolidated financial statements

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Organization, Acquisition and Basis of Presentation

   Surebridge, Inc. (the “Company”), formerly known as Panoptic Business Networks, Inc., was incorporated in the State of Delaware to leverage the Internet to meet the needs of middle market companies seeking advanced business applications. The Company provides packaged application selection, implementation, application management and hosting, and continuous business improvement services.

   On May 6, 2004, it was announced that the Company had signed a definitive asset purchase agreement pursuant to which substantially all of the assets of the Company would be acquired by NaviSite, Inc. (“NaviSite”) for two promissory notes in the aggregate principal amount of approximately $39.3 million, three million shares of NaviSite common stock and the assumption of certain liabilities of Company at closing. This transaction was consummated on June 10, 2004. These consolidated financial statements do not reflect the impact of this transaction.

   The consolidated financial statements and notes thereto as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 and the related notes are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring adjustments necessary for a fair presentation of the financial statements for the interim period) have been included. Results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for a full fiscal year or any future period.

(2)	Summary of Significant Accounting Policies

   (a)     Basis of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Surebridge Services, Inc. (formerly known as Panoptic Technology Services, Inc.) and Surebridge Acquisition Corp. which was formed to consummate the acquisition of ManagedOps.com, Inc. in March 2003 as discussed in Note 3. All intercompany accounts and transactions have been eliminated.

   (b)     Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

   (c)     Cash and Cash Equivalents and Restricted Cash

   Cash and cash equivalents consist of cash and highly liquid investments with original or remaining maturities of three months or less at the date of purchase and whose carrying amounts approximate market value due to the short maturity of the investments. Cash equivalents at March 31, 2004 and December 31, 2003 consist of money market instruments. The Company had restricted cash of approximately $475,000 and $520,000 as of March 31, 2004 and December 31, 2003, respectively, which related to security deposits on facility leases.

(d)	Financial Instruments and Concentration of Credit Risk

   Financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents, accounts receivable and costs and estimated earnings in excess of billings. The Company places its cash in highly rated financial institutions. The Company periodically assesses the financial

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company does not require collateral and establishes reserves for doubtful accounts as warranted. Bad debts are provided on the allowance method based on historical experience and management evaluation of outstanding accounts receivable. There were no single customers that accounted for over 10% of total accounts receivable or revenue as of and for the year ended December 31, 2003.

(e)	Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Repair and maintenance costs are charged to operations when incurred, while additions and betterments are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from 1 to 7 years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term. Property and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value at the inception of the lease. Amortization expense is recorded over the life of the related asset or lease term, if shorter. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income or loss from operations.

(f)	IMPAIRMENT OF LONG-LIVED ASSETS

   The Company assesses the need to record impairment losses on long-lived assets used in operations when indicators of impairment are present. Although the assumptions may vary in these assessments, they generally include revenue growth, operating results, cash flows, and other indicators of value. Management then determines whether there has been a permanent impairment of the value of long-lived assets by comparing future undiscounted cash flows to the asset’s carrying value. If the estimated future undiscounted cash flows are less than the carrying value of the asset, a loss is recorded based on the excess of the asset’s carrying value over fair value.

(g)	GOODWILL AND OTHER INTANGIBLE ASSETS

   Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets the Company has acquired and has accounted for under the purchase method in accordance with Statement of Financial Accounting Standards No. 141 (“SFAS No. 141”), “Business Combinations.” The Company adopted the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets,” on January 1, 2002. Accordingly, the Company ceased the ratable amortization of goodwill on that date. SFAS No. 142 also requires the Company to perform an annual impairment test of its goodwill. The Company performs its annual impairment test of goodwill in the fourth quarter of its calendar year.

   Other intangible assets consist primarily of customer base and covenants not to compete. Such assets are being amortized on a straight-line basis over periods ranging from one to seven years.

(h)	Revenue Recognition

   The Company derives its revenue primarily from information technology consulting, software implementation services and application management and hosting services. The Company also derives revenue from the sale of software and related maintenance contracts. Reimbursable expenses charged to clients are included in revenue and costs of revenue.

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Information Technology Consulting and Software Implementation Services

   The Company enters into two types of contracts for information technology and software implementation services. Revenue from time and materials contracts is recognized as services are performed. The Company recognizes revenue on fixed price contracts on an efforts expended method when it can demonstrate the ability to perform under the contract. Under this method revenue is recognized based on the ratio of labor hours expended compared with the total estimated hours to complete the contract.

   When current contract estimates indicate that a loss is probable, provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service costs of the contract exceed the estimated revenues that will be generated by the contract. Unbilled revenues represent revenues for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met.

   Amounts received or billed in advance of the services being provided are recorded as deferred revenue. Cost and estimated earnings in excess of billings represent amounts recognized based on services performed in advance of billings, in accordance with the contract term.

Application Management and Hosting Services

   Application management and hosting fees are for the management of application software and for access to the Company’s data center and technical infrastructure. These fees are recognized ratably over the contract term. Set-up fees related to application management and hosting services are recognized ratably over the expected customer relationship period.

Software Revenue

   The Company primarily sells or licenses software in combination with software implementation services. Revenue from the sale of software is recognized when the software is delivered to the customer. In instances where the Company also provides application management and hosting services, software revenue is recognized ratably over the expected customer relationship period.

Maintenance Contracts

   The Company sells maintenance contracts on behalf of third-party software vendors. The Company is not a party to the maintenance contracts and therefore has no continuing obligations under the contracts. Revenue from these contracts is recognized on a net basis, when the Company’s customers enter into the contracts. In addition, the Company sells phone support for software. Phone support contracts typically have one-year terms, and customers are required to prepay the contract amount, which is recorded as deferred revenue and recognized ratably over the contract term.

(i)	Income Taxes

   The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement and tax bases of assets and liabilities and operating loss and tax credit carryforwards using enacted tax rates expected to apply to the year in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be recovered.

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(j)	Stock-Based Compensation

   The Company accounts for stock-based compensation granted to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations. Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation,” and Statement of Financial Accounting Standards No. 148 (“SFAS No. 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure,” require that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosures of net income (loss) in the notes to the consolidated financial statements. Accordingly, compensation cost for stock options granted to employees and directors is measured as the excess, if any, of the fair value of the Company’s stock at the date of the grant over the amount that must be paid to acquire the stock. All stock-based awards to nonemployees are accounted for at their fair value in accordance with SFAS No. 123, SFAS No. 148, and related interpretations. For all stock-based awards to employees and directors, the Company has elected the pro forma disclosure provisions of SFAS No. 123 and SFAS No. 148.

   For purposes of pro forma disclosure, the fair value of each employee option grant was estimated on the date of grant using the minimum value method with the following assumptions for grants in 2003:

Expected life	5 years
Dividend yield	None
Volatility	0%
Weighted average risk-free interest rate	3.22%

   The weighted-average fair value of stock options granted by the Company during 2003 was zero.

   The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 and SFAS No. 148 to stock-based employee compensation:

	Three Months
	Ended	Year Ended
	March 31, 2004	December 31, 2003

Net loss, as reported	$(418,685)	$(6,727,446)
Add (deduct): Stock-based employee compensation included in net loss, net of related taxes	—	5,603
Add (deduct): Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(11,500)	(174,795)

Pro forma net loss	$(430,185)	$(6,896,638)

(k)	Guarantees and Indemnification Obligations

   In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantee of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34.” The interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The interpretation also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

or modified, during the first quarter of fiscal 2003. The adoption of FIN No. 45 did not have a material effect on the Company’s consolidated financial statements. The following is a summary of agreements that the Company has determined are within the scope of FIN No. 45.

   As permitted by Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Directors and Officers insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. As a result of the insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. All of these indemnification agreements were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2003.

   The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally its business partners or customers, in connection with any U.S. patent, or copyright or other intellectual property infringement claim by any third party with respect to its products. The term of these indemnification agreements is generally perpetual after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2003.

   The Company enters into arrangements with its business partners, whereby the business partner(s) agrees to sublicense the Company’s services to its customers. The Company enters into standard indemnification agreements with those business partners, whereby it indemnifies them for its acts or omissions in providing the services that result in a claim against its business partner. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has general and umbrella insurance policies that enable it to recover a portion of any amounts paid. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2003.

   When as part of an acquisition the Company acquires all of the stock or all of the assets and liabilities of a company, it assumes the liability for certain events or occurrences that took place prior to the date of acquisition. All of these obligations were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. However, as a result of the Company’s acquisition of ManagedOps.com, Inc. on March 5, 2003 (see Note 3), the Company granted a $500,000 maximum guarantee related to a mortgage loan on a facility that the Company now leases and that the principals of ManagedOps.com, Inc. had personally guaranteed. Due to the fact that the Company has the option to purchase the number of its own preferred shares at nominal value in exchange for the aggregate amount it contingently may need to pay under the guarantee, the net present value of the probable weighted future cash flows to the Company is zero. Accordingly, the Company has no liabilities recorded for these guarantees as of December 31, 2003.

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(l)	Recent Accounting Pronouncements

   In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“SFAS No. 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability be recognized when it is incurred and should initially be measured and recorded at fair value. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not materially affect the consolidated financial statements.

   In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others”, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of obligation undertaken. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. See Note 2 (k) for Company disclosures related to this pronouncement.

   In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB issued a consensus on issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue — generating activities. EITF No. 00-21 establishes three principles: revenue should be recognized only when the arrangement consideration is reliably measurable, the earnings process is substantially complete, and consideration should be allocated among the separate units of accounting in an arrangement based on their fair values. EITF No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The adoption of this pronouncement did not have a material impact on the Company’s consolidated financial statements.

   In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS No. 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure” which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS No. 148 enables companies that choose to adopt the preferable fair value method to report the full effect of employee stock options in their financial statements immediately upon adoption. The Company will continue to apply the disclosure only provisions of both SFAS No. 123 and SFAS No. 148.

   In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” and, in December 2003, issued a revision to that interpretation. FIN No. 46R replaces FIN No. 46 and addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. A variable interest entity (VIE) is defined as (a) an ownership, contractual or monetary interest in an entity where the ability to influence financial decisions is not proportional to the investment interest, or (b) an entity lacking the invested capital sufficient to fund future activities without a third party. FIN No. 46R establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual conditions for consolidation do not apply. The Company will adopt FIN No. 46 and FIN No. 46R as of January 1, 2005. The Company does not expect a material effect from adoption of FIN No. 46 or FIN No. 46R. In May 2003, the FASB issued

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Statement of Financial Accounting Standards No. 150 (“SFAS No. 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company’s financial position or results of operations.

(3)	Acquisitions

     Transchannel, Inc.

   On October 27, 2002, the Company acquired all of the outstanding stock of Transchannel, Inc. (“Transchannel”), and merged Transchannel into the Company, with the Company continuing as the surviving corporation. Transchannel, a Georgia corporation, provided sales, deployment, and application support and management of Peoplesoft software throughout the United States. The Company acquired Transchannel to increase their overall market share and increase their application management and hosting customer base. The purchase consideration, aggregating $7,272,825, consisted of $1,400,000 in cash, 7,262,411 shares of the Company’s Series E Preferred Stock (“Series E”) valued at $0.58 per share, 1,815,603 shares of the Company’s Series F Preferred Stock (“Series F”) valued at $0.83 per share, 200,578 stock options to purchase the Company’s common stock, valued at $10,430 using the Black Scholes method, and acquisition costs of $162,395. The fair value of the Series E and Series F was determined with the assistance of a valuation specialist. The results of operations of Transchannel are included in the operating results of the Company from the date of acquisition.

   The acquisition was accounted for using the purchase method of accounting. Accordingly, the total purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The fair value of the net assets acquired exceeded the purchase consideration by $156,579, which was allocated as a pro-rata reduction of the fair values of the noncurrent assets that were acquired (property and equipment, and identifiable intangible assets). The total purchase consideration and the allocation to the acquired assets and assumed liabilities were as follows:

Purchase consideration:
Cash paid	$1,400,000
Fair value of company stock and stock options issued (excludes issuance costs of $3,546)	5,710,430
Acquisition costs	162,395

Total purchase consideration	$7,272,825

Allocation of purchase consideration:
Cash acquired	$2,039,130
Other current assets	1,143,706
Property and equipment	1,928,000
Identifiable intangible assets	3,746,621
Goodwill	—

Total assets acquired	8,857,457
Current liabilities assumed	(1,184,632)
Liability related to an acquisition contingency	(400,000)

Net assets acquired	$7,272,825

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   Current assets acquired relate primarily to accounts receivable, and current liabilities assumed primarily relate to accounts payable and accrued expenses.

   The Company was required to restrict and escrow $400,000 of cash on the date of the acquisition, which was to be paid to the former stockholders of Transchannel, after deducting the amount of acquired receivables that the Company was unable to collect within the 120 days immediately following the date of acquisition. The Company recorded the $400,000 of contingent consideration as a liability as of December 31, 2002. The amount was paid in 2003.

   The terms of the acquisition also included an additional payment to the former stockholders of Transchannel, if the former stockholders were able to meet certain performance goals during the six month period following the date of acquisition. The maximum earn-out was $1.8 million payable in one third cash, one third preferred stock and one third common stock. In July 2003, the Company settled the earn-out consideration for 679,082 shares of Series E Preferred Stock and 169,995 shares of Series F Preferred Stock, with a fair value of $533,171. Payment of the earn-out was contingent upon continued employment with the Company during the six-month earn-out period. The Company had accrued $200,000 through general and administrative expense as of December 31, 2002 and recorded the remaining amount of the charge totaling $333,171 in 2003.

   The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Weighted
	Average
	Useful Life
	(Years)	Amount

Customer base	6	$3,406,019
Noncompete agreements	2	262,750
Other intangibles	2	77,852

		$3,746,621

ManagedOps.com, Inc.

   On March 5, 2003, the Company acquired all of the shares of ManagedOps.com, Inc. (“ManagedOps”), a Delaware company with its principal place of business in New Hampshire. ManagedOps provided sales, deployment, implementation and application support of Microsoft Software throughout the United States. The consideration consisted of 6,039,909 shares of preferred stock (150,135 shares of Series A, 240,216 shares of Series B, 1,287,681 shares of Series C, 2,544,636 shares of Series D, 1,453,793 shares of Series E and 363,448 shares of Series F). The results of operations of ManagedOps are included in the operating results of the Company from the date of acquisition.

   The shares issued to the seller as consideration are subject to a repurchase agreement by the Company. In the event that the Company needs to pay cash under certain personal guarantee agreements (see Note 2(k)) and certain bonus agreements, the Company has the right to repurchase the shares at par value. The number of shares subject to repurchase is determined by the fair value of the shares at the time of the repurchase. The fair value is based on the fair value of the Company taking into account the liquidation preferences. The aggregate value of the repurchased shares cannot exceed the cash consideration paid by the Company with respect to the aforementioned obligations.

   ManagedOps had issued a warrant to a vendor to purchase 530,519 shares of its common shares at a price of $0.37 per share. Pursuant to the terms of the warrant agreement, upon the acquisition of ManagedOps, the warrants became exercisable for shares of common stock of the Company.

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   The acquisition was accounted for using the purchase method of accounting. Accordingly, the total purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The total purchase consideration and the allocation to the acquired assets and assumed liabilities were as follows:

Purchase consideration:
Fair value of company stock	$6,305,679
Acquisition costs	136,622

Total purchase consideration	$6,442,301

Allocation of purchase consideration:
Cash acquired	$24,729
Other current assets	1,523,668
Other assets	195,239
Property and equipment	3,650,100
Identifiable intangible assets	2,330,000
Goodwill	1,894,075

Total assets acquired	9,617,811
Current liabilities assumed	(2,954,729)
Long-term liabilities assumed	(220,781)

Net assets acquired	$6,442,301

   The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Weighted
	Average
	Useful Life
	(Years)	Amount

Customer base	5	$1,820,000
Noncompete agreements	2	50,000
Other intangibles	5	460,000

		$2,330,000

   The following unaudited pro forma results of operations for the year ended December 31, 2003 give effect to the Company’s acquisition of ManagedOps as if the transaction had occurred at the beginning of 2003. The pro forma information does not necessarily reflect the results of operations that would have occurred had the acquisitions taken place at the beginning of 2003 and is not necessarily indicative of results that may be obtained in the future.

Revenue	$44,665,170
Net loss	(6,956,171)

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(4)	Property and Equipment

   Property and equipment summarized by major category consisted of the following at:

	Estimated
	Useful Life	March 31,	December 31,
	(Years)	2004	2003

		(Unaudited)
Computer equipment	2 to 5	$14,050,083	$13,742,555
Computer software	1 to 4	2,741,022	2,554,976
Furniture and fixtures	3 to 7	1,493,788	1,493,788
Leasehold improvements	3 to 7	785,776	785,776

		19,070,669	18,577,095
Less: accumulated depreciation		(11,288,442)	(10,275,054)

Property and equipment, net		$7,782,227	$8,302,041

   The cost of equipment under capital lease and the related accumulated depreciation totaled approximately $2.5 million and $1.8 million, respectively, at March 31, 2004, and approximately $2.5 million and $1.7 million, respectively, at December 31, 2003. Depreciation expense was approximately $1.0 million for the three months ended March 31, 2004 and approximately $4.8 million for the year ended December 31, 2003.

(5)	Goodwill and Other Intangible Assets

   The Company acquired goodwill and other intangible assets through acquisitions in the years ended December 31, 2003, 2002, 2000 and 1999 (see Note 3). Under SFAS No. 142, the Company was required to complete a transitional impairment test on all goodwill effective as of January 1, 2002 on a reporting unit basis. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business and discrete financial information is prepared and regularly reviewed by management. The Company determined that it operates in one reporting unit and, therefore, has completed the transitional goodwill impairment test on an enterprise-wide basis.

   The fair value of the reporting unit was determined with the assistance of an independent valuation specialist as of January 1, 2002. As the fair value of the reporting unit as of January 1, 2002 was in excess of the carrying amount of the net assets, the Company concluded that its goodwill was not impaired, and no impairment charge was recorded. The Company performed its annual assessment for 2002 as of September 30, 2002 and its annual assessment of 2003 as of December 31, 2003, and the fair value of the reporting unit was determined to be in excess of the carrying amount of the net assets. Therefore, no further analysis was required under SFAS No. 142.

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   Other intangible assets summarized by major category consisted of the following at:

	Estimated
	Useful Life	March 31,	December 31,
	(Years)	2004	2003

		(Unaudited)
Acquired customer base	1 to 7	$6,989,864	$6,989,864
Noncompete agreements	1 to 2	585,925	585,925
Other intangibles	2 to 5	743,852	743,852

		8,319,641	8,319,641
Less: accumulated amortization		(4,000,466)	(3,681,456)

Other intangibles, net		$4,319,175	$4,638,185

   Amortization expense was approximately $0.3 million for the three months ended March 31, 2004 and approximately $1.4 million for the year ended December 31, 2003.

   The estimated future amortization of other intangible assets is as follows:

2004	$1,206,720
2005	1,021,391
2006	1,017,007
2007	718,068
2008	490,245
Thereafter	184,754

$4,638,185

(6)	Accrued Expenses and Other Current Liabilities

   Accrued expenses and other current liabilities consisted of the following at:

	March 31,	December 31,
	2004	2003

	(Unaudited)
Compensation and benefits	$1,032,755	$1,817,713
Professional fees	265,183	180,325
Consultant fees	172,716	394,425
Software costs	—	32,500
Accruals related to acquisition	91,388	146,222
Legal settlement costs	146,125	146,125
Other	235,157	289,237

	$1,943,324	$3,006,547

(7)	Commitments & Contingencies

     Leases

   The Company leases its facilities and certain computer equipment under operating and capital leases. The leases expire at various dates through December 2006. Total rent expense under these operating leases was approximately $0.6 million for the three months ended March 31, 2004 and $2.7 million for the year ended December 31, 2003. Obligations under capital lease have been recorded in the

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

accompanying financial statements at the present value of future minimum lease payments. Future commitments as of December 31, 2003 are as follows:

		Less Than					After
	Total	1 Year	Year 2	Year 3	Year 4	Year 5	5 Years

Operating leases	$3,987,224	$2,582,296	$1,056,527	$348,401	$—	$—	$—
Capital lease obligations	448,036	360,936	87,100	—	—	—	—

	$4,435,260	$2,943,232	$1,143,627	$348,401	$—	$—	$—

Legal Proceedings

   During 2002, a software vendor asserted claims against the Company for software licensing infringements and filed a complaint in federal court seeking relief for monetary damages and unspecified punitive damages. The Company settled these claims during 2002 for $375,000, of which $300,000 was paid during 2002, and the remaining $75,000 which was paid in 2003.

   During 2002, the Company began settlement discussions with another software vendor, regarding software-licensing infringements. On March 24, 2003, the Company reached a final settlement with this software vendor in the amount of $302,000. The Company accrued for this amount as of December 31, 2002 and paid the amount during 2003. In addition, in 2002 and 2003, the Company identified additional areas where it was not in compliance with software licenses. The Company purchased additional licenses in the amount of $143,432 for these software products and accrued an additional $60,000 at December 31, 2003 pursuant to an agreement with a third party software vendor to settle additional software license issues.

   During 2003, the Company settled a customer claim which requires the Company to pay the customer $65,000 in exchange for mutual contract releases. This sum was paid in 2004.

   The Company is subject to a number of other claims and legal proceedings which, in the opinion of the Company’s management, are incidental to the Company’s normal business operations. In the opinion of the Company, although final settlement of these claims and legal proceedings may impact the Company’s financial statements in a particular period, they will not, in the aggregate, have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(8)	Long-Term Debt

   On February 21, 2002, the Company entered into a loan and security agreement with a commercial bank for the purpose of refinancing an existing loan. The agreement includes a term loan that replaced the existing loan and two equipment credit lines, whereby the Company could borrow up to a total of $2,500,000 under the equipment credit lines to finance certain equipment purchases through December 31, 2002. The agreement also includes certain financial covenants related to, among other things, quick-ratio and earnings. Borrowings under these loan facilities are collateralized by substantially all of the assets of the Company.

   On April 2, 2003, the Company entered into a loan modification agreement, amending certain terms of the existing loan and security agreement. The modification agreement added four additional equipment credit lines, allowing the Company to finance certain equipment purchases through March 31, 2004; the agreement did not change any of the terms related to the borrowings that were outstanding under the already existing term loan and equipment credit lines. The modification agreement also includes certain financial covenants related to quick-ratio and profitability.

   The Company had the ability to borrow $1,000,000 under the third equipment line, which was available through June 30, 2003, $1,000,000 under the fourth equipment line, which was available

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

through September 30, 2003, $750,000 under the fifth equipment line, which was available through December 31, 2003, and $750,000 under the sixth equipment line, which was available through March 31, 2004. Borrowings under these equipment lines accrue interest at the rate of prime plus 2%, and are repayable in 33 monthly installments. Borrowings under these equipment credit lines are collateralized by substantially all of the assets of the Company.

   The following summarizes the Company’s total availability and borrowings on its loan facilities during the year ended December 31, 2003. Interest on these facilities was 6.00% at December 31, 2003.

			Interest	Payment
	Availability	Borrowings	Rate	Term

Four equipment loans	$3,500,000	$2,484,123	Prime + 2%	33 mos

   The Company had no remaining borrowing availability as of December 31, 2003.

   Aggregate amounts outstanding under these borrowing arrangements totaled $4,136,198 at December 31, 2003, and future annual principal payments are as follows:

Year Ending December 31,
2004	$2,551,987
2005	1,237,728
2006	346,483

Total principal payments	4,136,198
Less: current portion	(2,575,539)

Total long-term principal obligation	$1,560,659

   In conjunction with the loan and security agreement dated February 21, 2002, the Company issued a warrant to the bank pursuant to which the bank can purchase up to 90,000 shares of the Company’s common stock at a price of $0.50 per share. At the date of issuance, the fair value of the warrant was estimated to be $36,636, using the Black Scholes method. The fair value was recorded as a discount on the term loan, and is being accreted to interest expense over the term of the loan (28 months). The unamortized portion of this discount was $7,848 at December 31, 2003.

(9)	Related Parties

   Included in revenue for the year ended December 31, 2003 was approximately $1.1 million of sales to three companies that are affiliated with a director of the Company and partially or wholly owned by Berkshire Companies Limited Partnership (BCLP), a shareholder of the Company. Accounts receivable balances related to these customers totaled $87,076 at December 31, 2003, which is stated at fair value. The Company believes that these arrangements are priced at rates consistent with sales arrangements with unrelated customers.

   The Company sublets certain office space from BCLP to house its data center. Rent expense related to this lease was $37,203 for the year ended December 31, 2003. The Company believes the rental rate approximates the fair market rate.

(10)	Redeemable Convertible Preferred Stock

   On October 25, 2002, the Company completed a Fourth Amended and Restated Certificate of Incorporation reflecting the issuance of the Series E and Series F Preferred Stock in the acquisition of Transchannel (see Note 3), and amending certain preferences and rights of each of the other classes of shares.

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   The Company had 45,801,302 shares of $0.01 par value preferred stock authorized at December 31, 2003, of which 900,135 shares are designated as Series A Preferred Stock (“Series A”), 1,440,216 shares are designated as Series B Preferred Stock (“Series B”), 7,720,284 shares are designated as Series C Preferred Stock (“Series C”), 23,994,179 shares are designated as Series D Preferred Stock (“Series D”), 9,397,190 shares are designated as Series E Preferred Stock (“Series E”), and 2,349,298 shares are designated as Series F Preferred Stock (“Series F”).

   The following is a rollforward of redeemable convertible preferred stock for the three months ended March 31, 2004 (unaudited) and the year ended December 31, 2003:

	Shares	Amount

Balance, December 31, 2002	30,172,335	$53,132,230
Issuance of Series A, B, C, D, E and F preferred stock in connection with the ManagedOps acquisition	6,039,909	6,305,679
Accretion of dividend on Series A preferred stock	—	97,958
Accretion of Series E preferred stock to redemption value	—	459,554
Accretion of Series C preferred stock to redemption value	—	1,176,660
Series E and F earnout consideration	849,077	533,171

Balance, December 31, 2003	37,061,321	61,705,252
Accretion of dividend on Series A preferred stock (unaudited)	—	26,624
Accretion of Series E preferred stock to redemption value (unaudited)	—	118,173
Accretion of Series C preferred stock to redemption value (unaudited)	—	294,165

Balance, March 31, 2004 (unaudited)	37,061,321	$62,144,214

   Redeemable convertible preferred stock consisted of the following at December 31, 2003:

	Carrying	Redemption
	Value	Value

Series A: 900,135 issued and outstanding at December 31, 2003	$1,331,208	$1,331,208
Series B: 1,440,216 shares issued and outstanding at December 31, 2003	1,440,216	1,440,216
Series C: 7,720,284 shares issued and outstanding at December 31, 2003	40,841,008	44,421,078
Series D: 15,256,355 shares issued and outstanding at December 31, 2003	10,193,427	10,193,427
Series E: 9,395,285 shares issued and outstanding at December 31, 2003	5,958,677	6,623,703
Series F: 2,349,046 shares issued and outstanding at December 31, 2003	1,940,716	1,940,716

	$61,705,252	$65,950,348

   The Company’s various series of preferred stock have the following characteristics:

Dividends

   Holders of Series A are entitled to receive dividends equal to the greater of 8% per annum of the Series A base amount, or an amount per share equal to the dividends payable on the shares of common stock into which such shares are then convertible. Dividends on Series A accrue whether declared or

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

not, and are cumulative. Dividends on Series A are payable quarterly and, if unpaid, increase the base amount of Series A, which was initially $1.00. At December 31, 2003, Series A had a base amount of approximately $1.47 per share, including accrued and unpaid dividends. Unpaid dividends shall be paid upon the merger, sale or change of control of the Company (as defined) or in the event of a firmly underwritten public offering in which the price per share of common stock is such that the equity valuation of the Company immediately prior to the public offering is at least $173,324,000, and the net proceeds to the Company are at least $15 million. Holders of Series B, Series C, Series D, Series E and Series F are entitled to receive dividends equal to the amount that the holder would have received if the shares were converted to common stock. Unpaid dividends, whether declared or not, on Series A, and declared but unpaid dividends on Series B, Series C, Series D, Series E and Series F are also paid upon liquidation or redemption.

Liquidation

   Holders of Series D and Series F have preference in liquidation to holders of common stock and holders of Series A, Series B, Series C and Series E in the amount of $0.64599 per share and $0.70486 per share, respectively, (adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) plus all unpaid dividends declared on the Series D and Series F.

   Holders of Series C and Series E have preference in liquidation to holders of common stock and holders of Series A and Series B in the amount of $0.70486 per share and $5.753814 per share, respectively, (adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) plus all unpaid dividends declared on the Series C and Series E.

   Holders of Series A and B have preference to holders of common stock in the amount of $1.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), plus any unpaid dividends declared on the Series B and any unpaid dividends, whether or not declared, on the Series A.

   Holders of Series C, Series D, Series E and Series F, along with the holders of common stock, participate in any remaining distribution upon liquidation, on an as-if-converted basis, immediately prior to any such liquidation.

   If the payment to the holders of Series C (assuming conversion of all Preferred Stock to common stock and no payment of the Series A, Series B, Series C, Series D, Series E and Series F liquidation amounts) equals or exceeds $17.2624 per share (adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the liquidation protection terminates and the holders of the Series C, Series D and Series E shall participate pro rata along with the holders of common stock on an as-if-converted basis without payment of the Series C, Series D and Series E liquidation amounts. If the payment to the holders of Series A and Series B, assuming conversion to common stock, exceeds the Series A and Series B liquidation amount, respectively, then in addition to the accrued dividends (whether or not declared in the case of the Series A) the holders of Series A and Series B shall participate pro rata along with the holders of common stock, and depending on whether there is any pro rata participation of the holders of Series C, Series D, Series E and Series F, in the remaining distribution in all liquidation proceeds as if the Series A and the Series B had been converted into common stock. A sale of the Company or a merger with or into another entity is considered a deemed liquidation.

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Conversion

   Holders of Series E and Series F have the right to convert their shares into common stock at a conversion ratio of one common share for each Series E or Series F share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

   Holders of Series D have the right to convert their shares into common stock at a conversion ratio of 0.916479 common shares for each Series D share (adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). Holders of Series C have the right to convert their shares into common stock at a conversion ratio of 2.511935 common shares for each Series C share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

   Holders of Series A and Series B also have the right to convert their shares into common stock at a conversion ratio of 2.002962 common shares for each Series A or Series B share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

   Each share of preferred stock automatically converts into common stock at any time upon the election of 66 2/3% of the outstanding Series C shares or immediately upon a firmly underwritten public offering in which the price per share of common stock is such that the equity valuation of the Company immediately prior to the public offering is at least $173,324,000, and the net proceeds to the Company are at least $15 million.

   If the Company issues additional common shares below the conversion price of the Series A, Series B, Series C, Series D, Series E and Series F ($0.4992605, $0.4992605, $2.29059, $0.64599, $0.70486 and $0.70486, respectively, at December 31, 2003), other than as a dividend or other distribution on the Company’s common stock (as defined), then the existing Series A, Series B, Series C, Series D, Series E and Series F conversion price shall be reduced accordingly. This may result in the recording of a beneficial conversion feature in future periods.

Voting

   Preferred stockholders are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. Directors appointed by the Series D shareholders have certain special voting rights related to matters such as changes in the certificate of incorporation, incurring indebtedness, sale of the corporation, acquisition of assets and liabilities other than in the normal course of business and authorization or issuance of any additional class or series of capital stock.

Redemption

   Between February 11, 2007 and February 11, 2009, the holders of at least fifty percent of the outstanding shares of any series of preferred stock have the right to require the Company to redeem the shares of preferred stock owned by such holders. The redemption price is equal to the greater of $0.70486 per share for the Series F and Series E, $0.64599 per share for the Series D, $5.753814 per share for the Series C and $1.00 per share for the Series A and B, plus all unpaid dividends accrued on such shares (whether or not earned or declared in the case of the Series A), or the then current fair market value per share.

   The holders of Series D and Series F have redemption preference over all other classes of shares and the holders of Series C and Series E have redemption preference over all other classes of shares, with the exception of Series D and Series F.

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(11)	Stockholders’ Deficit

     Common Stock

   The Company had 75,000,000 shares of $0.01 par value common stock authorized, of which 9,971,594 shares were outstanding as of December 31, 2003. Each share of common stock is entitled to one vote. The holders of common stock are entitled to receive dividends whenever funds are legally available, and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. Upon the liquidation, dissolution or winding up of the Company, holders of common stock will be entitled to receive all available assets, subject to any preferential rights of any then outstanding preferred stock. The Company has never declared or paid dividends on its common stock.

   As of December 31, 2003, the Company has reserved 1,502,222, 2,403,554, 16,158,281, 11,650,023, 7,262,411 and 1,815,603 shares of common stock for the conversion of the Series A, Series B, Series C, Series D, Series E and Series F preferred stock, respectively. Additionally, the Company has reserved 6,618,940 shares of common stock for issuance pursuant to the Company’s 1998 Stock Plan (see Note 12), and 90,000 shares of common stock for the outstanding warrants, as of December 31, 2003.

Warrants

   In connection with the loan and security agreement that the Company entered into during 2002 (see Note 8), the Company granted a warrant to purchase 90,000 shares of common stock at an exercise price of $0.50. The warrant may be exercised at any time before February 21, 2009, at which time it expires.

(12)	Stock Option Plan

   In May 1998, the Company adopted the 1998 Stock Incentive Plan (the “Stock Plan”) that provides for the issuance of restricted common stock, and incentive and nonstatutory common stock options to employees, directors and consultants of the Company. The Board of Directors determines the term of each option, option price, number of shares for which each option is granted, whether restrictions will be imposed on the shares subject to options and the rate at which each option is exercisable. The exercise price for incentive stock options may not be less than the fair market value per share of the underlying common stock on the date granted (110% of fair market value in the case of holders of more than 10% of the voting stock of the Company) and the term of incentive stock options may not exceed ten years (five years in the case of holders of more than 10% of the voting stock of the Company). The Board of Directors reserved 6,714,000 shares of common stock to be issued in conjunction with the Stock Plan. There were 6,618,940 shares available for issuance under the Stock Plan as of December 31, 2003.

   Consistent with the provisions of APB No. 25, the Company recognizes compensation expense for the excess of the fair value of the shares optioned over the exercise price, determined as of the grant date. The Company recognizes compensation cost on an accelerated basis over the periods in which the services being compensated are performed, generally the vesting period (three years).

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   The following table summarizes the activity of the Company’s stock option plan for the year ended December 31, 2003:

		Weighted
	Number of	Average	Range of
	Options	Exercise Price	Exercise Prices

Balances — beginning of year	4,945,513	$0.64	$0.125 — $4.50
Granted	1,500,400	$0.50	$0.50
Exercised	(13,042)	$0.50	$0.50
Canceled/forfeited	(742,452)	$1.03	$0.50 — $4.50

Balances — end of year	5,690,419	$0.55	$0.125 — $2.87

   The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price	Shares	Life (Years)	Price	Shares	Price

$0.12	48,000	4.59	$0.125	48,000	$0.125
$0.50	5,492,134	8.30	$0.50	2,978,280	$0.50
$0.65	24,350	7.05	$0.65	23,292	$0.65
$2.25	2,000	5.80	$2.25	2,000	$2.25
$2.87	123,935	6.63	$2.87	116,435	$2.87

$0.125 — $2.87	5,690,419	8.22	$0.55	3,168,007	$0.58

(13)	Income Taxes

   The Company had no income tax expense for the year ended December 31, 2003.

   Income tax benefit for the year ended December 31, 2003 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to pretax income as a result of the following:

Computed “expected” income tax benefit	$(2,536,211)
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal benefit	(467,707)
Change in valuation allowance	3,068,590
Other	(64,672)

$—

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 are presented below:

Deferred Tax Assets:
Bad debts	$65,172
Accruals and reserves	580,416
Amortization	1,553,705
Depreciation	280,125
Net operating loss and tax credit carryforwards	19,154,031
Others	13,389

Total gross deferred tax assets	21,646,838
Less valuation allowance	(19,284,673)

Net deferred tax assets	$2,362,165

Deferred Tax Liabilities:
Intangible assets	2,362,165

Total gross deferred tax liabilities	2,362,165

Net deferred tax asset	$—

   At December 31, 2003, the Company had federal and state net operating loss carryforwards available to offset future taxable income of approximately $47,290,000. The federal and state net operating loss carryforwards will begin to expire in years 2020 and 2005, respectively. The Company also had certain research tax credit carryforwards available to reduce future regular income taxes of approximately $276,000 which expire in year 2020. Utilization of the net operating losses and tax credits may be subject to an annual limitation imposed by change in ownership provisions of Section 382 of the Internal Revenue Code and similar state provisions. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has recorded a valuation allowance against its deferred tax assets because management believes that, after considering all of the available objective evidence, historical and prospective, with greater weight given to historical evidence, it is more likely than not that the asset will not be realized.

   The total valuation allowance for deferred tax assets as of December 31, 2003 was $19,284,673 of which $14,415,802 was charged against income tax expense while $4,868,871 was charged against acquisition goodwill and/or intangible assets. If the valuation allowance is fully realized, $4,868,871 will reduce goodwill and noncurrent acquisition-related intangible assets and the balance of $14,415,802 will reduce income tax expense.

(14)	Employee Benefit Plan

   In 1998, the Company established a savings plan (the “Plan”) which was designed to be qualified under Section 401(k) of the Internal Revenue Code, covering substantially all of its employees. Eligible employees are permitted to contribute to the Plan through payroll deductions, within statutory and plan limits. The Plan provides for a discretionary employer matching contribution. The Company authorized matching contributions of approximately $372,000 for the year ended December 31, 2003.

SUREBRIDGE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

(15)	Subsequent Events

     Loan Facility

   On March 4, 2004, the Company entered into a second loan modification agreement and loan and security agreement, amending certain terms of the modified loan agreements, which the Company entered into on April 2, 2003. The second modification agreements establish an additional loan facility, which allows the Company to borrow a maximum of $2,500,000 through March 3, 2005. Borrowings under this loan facility accrue interest at the rate of prime plus 2%, interest is payable monthly, and any unpaid principal balance is due on March 3, 2005. Borrowings are collateralized by substantially all of the assets of the Company, although the agreements also require the Company to pledge three certificates of deposit totaling $750,000. The second modification agreements also include certain financial covenants related to profitability and capital expenditures. As of March 31, 2004, the Company was in default of its debt covenants under this loan facility. However, the Company received a waiver for the debt covenants in default from the lending institution that was dated May 13, 2004. The Company expects to be in compliance with its debt covenants in the future.

   At April 30, 2004, the Company had approximately $4.0 million outstanding and $0.2 million available under its loan facilities.

Acquisition

   As discussed in Note 1, it was announced on May 6, 2004 that the Company had signed a definitive asset purchase agreement pursuant to which substantially all of the assets of the Company would be acquired by NaviSite, Inc. for two promissory notes in the aggregate principal amount of approximately $39.3 million, three million shares of NaviSite common stock and the assumption of certain liabilities of Company at closing. This transaction was consummated on June 10, 2004.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Surebridge, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ deficit and cash flows, present fairly, in all material respects, the financial position of Surebridge, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As discussed in Notes 2 and 5 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts

May 6, 2004

SUREBRIDGE, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$7,071,770	$6,361,796
Restricted cash	400,000	2,410,000
Accounts receivable, net of allowance for doubtful accounts of $269,130 and $444,059 at December 31, 2002 and 2001, respectively	3,176,255	2,933,600
Unbilled receivables	314,394	200,476
Prepaid expenses and other current assets	452,842	368,417

Total current assets	11,415,261	12,274,289

Restricted cash	230,000	230,000
Property and equipment, net	5,345,149	3,913,778
Goodwill	4,396,498	3,663,184
Other intangible assets, net	3,726,639	1,719,930
Other long-term assets	692,397	563,523

Total assets	$25,805,944	$22,364,704

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$2,204,871	$1,153,279
Accrued expenses	2,877,306	1,885,778
Other current liabilities	1,519,563	994,927
Deferred revenue	1,020,526	1,024,663
Current portion of long-term debt	1,920,950	938,263
Current portion of obligations under capital lease	246,236	339,901

Total current liabilities	9,789,452	6,336,811

Obligations under capital lease	18,499	133,567
Long-term debt	1,625,943	1,397,258
Commitments and contingencies (Notes 8 and 15)
Redeemable convertible preferred stock, $0.01 par value; 42,306,030 and 32,376,782 shares authorized, 30,172,335 and 21,094,321 shares issued and outstanding at December 31, 2002 and 2001, respectively	53,132,230	47,290,965
Stockholders’ deficit
Common stock, $0.01 par value; 65,000,000 shares authorized; 10,842,164 and 10,059,668 shares issued; 9,958,552 and 9,901,056 shares outstanding at December 31, 2002 and 2001, respectively	108,422	100,597
Additional paid-in capital	11,650,476	11,415,094
Accumulated deficit	(50,048,377)	(44,175,857)
Treasury stock, at cost, 883,612 and 158,612 shares at December 31, 2002 and 2001, respectively	(465,098)	(103,098)
Deferred compensation	(5,603)	(30,633)

Total stockholders’ deficit	(38,760,180)	(32,793,897)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$25,805,944	$22,364,704

The accompanying notes are an integral part of the consolidated financial statements.

SUREBRIDGE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002 and 2001

	2002	2001

Revenue	$23,893,128	$25,258,332
Operating expenses:
Cost of revenue	14,736,506	16,450,942
Selling and marketing	5,923,012	13,326,967
General and administrative	7,933,025	11,053,557
Amortization of intangible assets	531,301	3,424,345
Impairment charge	—	4,168,306

Total operating expenses	29,123,844	48,424,117

Loss from operations	(5,230,716)	(23,165,785)
Other income(expense):
Interest income	109,604	430,785
Interest expense	(276,111)	(234,961)

Loss before income taxes	(5,397,223)	(22,969,961)
Income tax provision	475,297	—

Net loss	$(5,872,520)	$(22,969,961)
Accrued dividends on preferred stock (including accretion to redemption value of $65,642 for the year ended December 31, 2002)	(141,265)	(69,865)

Net loss to common shareholders	$(6,013,785)	$(23,039,826)

The accompanying notes are an integral part of the consolidated financial statements.

SUREBRIDGE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2002 and 2001

	Common Stock			Note
			Additional	Receivable		Treasury Stock			Total
	Shares	Par	Paid-in	From	Accumulated	Shares in		Deferred	Stockholders’
	Issued	Value	Capital	Stockholder	Deficit	Treasury	Amount	Compensation	Deficit

Balance, December 3, 2000	9,454,898	$94,549	$13,737,850	$—	$(21,205,896)	—	$—	$(3,953,690)	$(11,327,187)
Issuance of Series D preferred stock			(884,137)						(884,137)
Issuance of common stock to employees	585,254	5,853	374,563						380,416
Issuance of common stock pursuant to the exercise of stock options	19,516	195	30,699						30,894
Accretion of dividend on Series A preferred stock			(69,865)						(69,865)
Acquisition of shares of common stock for treasury						(158,612)	(103,098)		(103,098)
Amortization and reversal of deferred compensation			(1,784,314)					3,923,057	2,138,743
Stock options granted to nonemployees			10,298						10,298
Net loss					(22,969,961)				(22,969,961)

Balance, December 31,2001	10,059,668	100,597	11,415,094	—	(44,175,857)	(158,612)	(103,098)	(30,633)	(32,793,897)
Issuance of Series E and Series F preferred stock in conjuction with the acquisition of Transchannel			(3,546)						(3,546)
Issuance of stock options in the acquisition			10,430						10,430
Sale of restricted stock	725,000	7,250	354,750	(362,000)					—
Issuance of common stock pursuant to the exercise of stock options	57,496	575	14,877						15,452
Accretion of dividend on Series A preferred stock			(75,623)						(75,623)
Accretion of Series E preferred stock to redemption value			(65,642)						(65,642)
Issuance of warrants			36,636						36,636
Purchase of restricted stock				362,000		(725,000)	(362,000)		—
Amortization and reversal of deferred compensation			(36,500)					25,030	(11,470)
Net loss					(5,872,520)				(5,872,520)

Balance, December 31, 2002	10,842,164	$108,422	$11,650,476	$—	$(50,048,377)	(883,612)	$(465,098)	$(5,603)	$(38,760,180)

The accompanying notes are an integral part of the consolidated financial statements.

SUREBRIDGE,INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002 and 2001

	2002	2001

Cash flows from operating activities:
Net loss	$(5,872,520)	$(22,969,961)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,934,880	5,422,469
Stock-based compensation	(11,470)	2,529,457
Provision for losses on accounts receivable	10,300	683,912
Accretion of interest on long-term debt	13,084	—
Impairment charge	—	4,168,306
Provision for deferred income taxes	475,297	—
Changes in assets and liabilities, net of effects of acquisition:
Decrease in accounts receivable	759,088	195,674
(Increase) decrease in unbilled receivables	(72,487)	273,420
(Increase) decrease in prepaid expenses and other current assets	(34,284)	112,254
(Increase) decrease in other long-term assets	(88,783)	85,118
Increase in accounts payable	653,785	368,183
Increase (decrease) in accrued expenses	248,121	(2,617,032)
Increase in other current liabilities	124,636	622,783
Decrease in deferred revenue	(4,137)	(109,694)

Net cash used in operating activities	(864,490)	(11,235,111)

Cash flows from investing activities:
Purchases of property and equipment	(1,906,950)	(1,813,698)
Increase in restricted cash related to the acquisition	(400,000)	—
Net cash acquired in acquisition	639,130	—

Net cash used in investing activities	(1,667,820)	(1,813,698)

Cash flows from financing activities:
(Increase) decrease in restricted cash	2,410,000	(2,640,000)
Proceeds from issuance of preferred stock, net of issuance costs	—	7,327,505
Payment of issuance costs for preferred stock issued in the acquisition	(3,546)	—
Proceeds from exercise of employee stock options	15,452	30,894
Proceeds from long-term debt	4,663,057	2,674,228
Principal payments on long-term debt	(3,428,133)	(338,707)
Principal payments on notes payable	—	(2,145,814)
Principal payments on capital lease obligations	(414,546)	(395,832)

Net cash provided by financing activities	3,242,284	4,512,274

Net increase (decrease) in cash and cash equivalents	709,974	(8,536,535)
Cash and cash equivalents, beginning of year	6,361,796	14,898,331

Cash and cash equivalents, end of year	$7,071,770	$6,361,796

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$263,027	$374,960
Noncash investing and financing activities:
Acquisition of equipment under capital leases	$—	$104,320
Issuance of restricted stock in exchange for a note	$362,000	$—
Acquisition of treasury stock	$362,000	$103,098
Net assets acquired in the acquisition	$7,272,825	$—
Issuance of preferred stock in conjunction with the acquisition	$5,700,000	$—
Accrual for minimum purchase commitment included in property and equipment	$—	$246,927

The accompanying notes are an integral part of the consolidated financial statements.

SUREBRIDGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of Business

   Surebridge, Inc. (the “Company”), formerly known as Panoptic Business Networks, Inc., was incorporated in the State of Delaware to leverage the Internet to meet the needs of middle market companies seeking advanced business applications. The Company provides packaged application selection, implementation, application management and hosting, and continuous business improvement services.

   The Company is subject to a number of risks similar to other companies in the industry, including rapid technological change, competition from other companies, and dependence on key individuals. The Company incurred net losses in 2002 and 2001 of $5,872,520 and $22,969,961, respectively, as it expanded its operations. The Company has an accumulated deficit of $50,048,377 at December 31, 2002.

   The Company’s future beyond 2003 is dependent upon its ability to achieve break-even or positive operating cash flow, or raise additional financing. There can be no assurances that the Company will be able to do so.

2.	Summary of Significant Accounting Policies

   The following is a summary of significant accounting policies followed in the preparation of these financial statements.

Basis of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Surebridge Services, Inc. (formerly known as Panoptic Technology Services, Inc.) and Surebridge Acquisition Corp. All intercompany accounts and transactions have been eliminated.

Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and highly liquid investments with original or remaining maturities of three months or less at the date of purchase and whose carrying amounts approximate market value due to the short maturity of the investments. Cash equivalents at December 31, 2002 and 2001 consist of money market instruments.

   The Company had restricted cash of $630,000 and $2,640,000 as of December 31, 2002 and 2001, respectively. As of December 31, 2002, restricted cash consisted of an acquisition contingency totaling $400,000 related to the 2002 acquisition of Transchannel, Inc. (see Note 3), and $230,000 related to a security deposit on a facilities lease. $2,350,000 of the restricted cash as of December 31, 2001 related to a bank financing that the Company refinanced on February 21, 2002 (see Note 7), at which time the restriction was lifted.

SUREBRIDGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Financial Instruments and Concentration of Credit Risk

   Financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash in highly rated financial institutions. The Company periodically assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company does not require collateral and establishes reserves for doubtful accounts as warranted. There were no single customers that accounted for over 10% of total accounts receivable at December 31, 2002, and one customer accounted for 11% of total accounts receivable at December 31, 2001.

Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Repair and maintenance costs are charged to operations when incurred, while additions and betterments are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income or loss.

   The Company periodically evaluates the recoverability of long-lived assets whenever events and changes in circumstances indicate that the carrying value of an asset or class of assets may not be fully recoverable and exceeds its fair value. For long-lived assets the Company intends to hold and use, if the carrying amount of the asset exceeds the sum of undiscounted cash flows expected to result from the use of the asset over its useful life, an impairment loss is recorded. The amount of the impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

Goodwill and Other Intangible Assets

   Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets the Company has acquired and has accounted for under the purchase method in accordance with Statement of Financial Accounting Standards No. 141 (“SFAS No. 141”), “Business Combinations.” The Company adopted the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets,” on January 1, 2002. Accordingly, the Company ceased the ratable amortization of goodwill on that date. SFAS No. 142 also requires the Company to perform an annual impairment test of its goodwill.

   Other intangible assets consist primarily of customer base and covenants not to compete. Such assets are being amortized on a straight-line basis over periods ranging from two months to seven years.

Revenue Recognition

   The Company derives its revenue primarily from information technology consulting, software implementation services and application management and hosting services. The Company also derives revenue from the sale of software and related maintenance contracts. Reimbursable expenses charged to clients are included in revenue and costs of revenue. To conform to the current year presentation, the Company has adjusted its 2001 revenue and costs of revenue to include $743,873 of reimbursable expenses.

Information Technology Consulting and Software Implementation Services

   The Company enters into two types of contracts for information technology and software implementation services. Revenue from time and materials contracts is recognized as services are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

performed. The Company recognizes revenue on fixed price contracts on an efforts expended method when it can demonstrate the ability to perform under the contract. Under this method, revenue is recognized based on the ratio of labour hours expended compared with the total estimated hours to complete the contract. When current contract estimates indicate that a loss is probable, provision is made for the total anticipated loss in the current period. Contract losses are determined to be the amount by which the estimated service costs of the contract exceed the estimated revenues that will be generated by the contract. Unbilled revenues represent revenues for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met.

   Amounts received or billed in advance of the services being provided are recorded as deferred revenue. Unbilled receivables represent amounts recognized based on services performed in advance of billings, in accordance with the contract term.

Application Management and Hosting Services

   Application management and hosting fees are for the management of application software and for access to the Company’s data center and technical infrastructure. These fees are recognized ratably over the contract term. Set-up fees related to application management and hosting services are recognized ratably over the expected customer relationship period.

Software Revenue

   The Company primarily sells or licenses software in combination with software implementation services. Revenue from the sale of software is recognized when the software is delivered to the customer. In instances where the Company also provides application management and hosting services, software revenue is recognized ratably over the expected customer relationship period.

Maintenance Contracts

   The Company sells maintenance contracts on behalf of third-party software vendors. The Company is not a party to the maintenance contracts and therefore has no continuing obligations under the contracts. Revenue from these contracts is recognized on a net basis, when the Company’s customers enter into the contracts.

   In addition, the Company sells phone support for software. Phone support contracts typically have one-year terms, and customers are required to prepay the contract amount, which is recorded as deferred revenue and recognized ratably over the contract term.

Income Taxes

   Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using current enacted tax rates in effect for the year in which the difference is expected to reverse. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Advertising

   Advertising costs are expensed as incurred and are charged to selling and marketing expenses.

Accounting for Stock-Based Compensation

   The Company accounts for stock-based compensation granted to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations. Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation,” and Statement of Financial Accounting Standards No. 148 (“SFAS No. 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure,” require that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosures of net income (loss) in the notes to the consolidated financial statements. Accordingly, compensation cost for stock options granted to employees and directors is measured as the excess, if any, of the fair value of the Company’s stock at the date of the grant over the amount that must be paid to acquire the stock. All stock-based awards to nonemployees are accounted for at their fair value in accordance with SFAS No. 123, SFAS No. 148, and related interpretations. For all stock-based awards to employees and directors, the Company has elected the pro forma disclosure provisions of SFAS No. 123 and SFAS No. 148.

   The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 and SFAS No. 148 to stock-based employee compensation.

	Year Ended December 31,

	2002	2001

Net loss, as reported	$(5,872,520)	$(22,969,961)
Stock-based employee compensation included in net loss, net of related tax effects	(11,470)	2,474,723
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	152,931	(2,100,808)

Pro forma net loss	$(5,731,059)	$(22,596,046)

   Because options vest over several years and additional option grants are expected to be made in future years, the above pro forma results are not representative of pro forma results for future years.

Guarantees and Indemnification Obligations

   In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantee of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34.” The interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The interpretation also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, during the first quarter of fiscal 2003. The adoption of FIN No. 45 did not have a material effect on our consolidated financial statements. The following is a summary of our agreements that we have determined are within the scope of FIN No. 45.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   As permitted by Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a Directors and Officers insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. All of these indemnification agreements were grandfathered under the provisions of FIN No. 45 as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2002.

   We enter into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, we indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual anytime after execution of the agreement. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2002.

   We enter into arrangements with our business partners, whereby the business partner agrees to sublicense our services to its customers. We enter into standard indemnification agreements with those business partners, whereby we indemnify them for our acts or omissions in providing the services that result in a claim against our business partner. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have general and umbrella insurance policies that enable us to recover a portion of any amounts paid. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2002.

   When as part of an acquisition we acquire all of the stock or all of the assets and liabilities of a company, we assume the liability for certain events or occurrences that took place prior to the date of acquisition. The maximum potential amount of future payments we could be required to make for such obligations is undeterminable at this time. Accordingly, we have no liabilities recorded for these liabilities as of December 31, 2002.

New Accounting Pronouncements

   In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 replaces Accounting Principles Board Opinion No. 16, “Business Combinations,” and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS No. 142, goodwill is required to be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS No. 142 was adopted by the Company on January 1, 2002. Upon adoption of SFAS No. 142, amortization of goodwill recorded for business combinations ceased. In addition, acquired workforce assets were reclassified to goodwill as they did not meet the criteria set forth in SFAS No. 141 for recognition apart from goodwill.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

In connection with the adoption of SFAS No. 142, the Company performed transitional and annual goodwill impairment assessments and determined that the fair value exceeded net assets (see Note 5).

   In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations,” which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This Statement is effective for the Company’s 2003 fiscal year, and early adoption is permitted. The Company is evaluating the impact, if any, that this pronouncement will have on the consolidated financial statements.

   In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS No. 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” which excludes from the definition of long-lived assets, goodwill and other intangibles that are not amortized in accordance with SFAS No. 142. SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and generally its provisions are to be applied prospectively. The Company adopted this standard effective January 1, 2002.

   In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“SFAS No. 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability be recognized when it is incurred and should initially be measured and recorded at fair value. This statement is effective for exit or disposal activities that are initiated after December 31, 2002.

   In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS No. 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure” which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS No. 148 enables companies that choose to adopt the preferable fair value method to report the full effect of employee stock options in their financial statements immediately upon adoption. The Company will continue to apply the disclosure only provisions of both SFAS No. 123 and SFAS No. 148.

   In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS No. 150”), “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The Company is evaluating the impact, if any, that this pronouncement will have on the consolidated financial statements.

   In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB issued a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF No. 00-21 establishes three principles: revenue should be recognized only when the arrangement consideration is reliably measurable, the earnings process is substantially complete, and consideration should be allocated among the separate units of accounting in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

an arrangement based on their fair values. EITF No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company is evaluating the impact, if any, that this issue will have on the consolidated financial statements.

   In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” and, in December 2003, issued a revision to that interpretation. FIN No. 46R replaces FIN No. 46 and addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. A variable interest entity (VIE) is defined as (a) an ownership, contractual or monetary interest in an entity where the ability to influence financial decisions is not proportional to the investment interest, or (b) an entity lacking the invested capital sufficient to fund future activities without the support of a third party. FIN No. 46R establishes standards for determining under what circumstances VIEs should be consolidated with their primary beneficiary, including those to which the usual conditions for consolidation do not apply. The Company will adopt FIN No. 46 and FIN No. 46R as of January 1, 2005. The Company does not expect a material effect from the adoption of FIN No. 46 or FIN No. 46R.

Reclassifications

   Certain reclassifications have been made to prior year statements to conform to the current year presentation.

3.	Acquisition

   On October 27, 2002, the Company acquired all of the outstanding stock of Transchannel, Inc. (“Transchannel”), and merged Transchannel into the Company, with the Company continuing as the surviving corporation. Transchannel, a Georgia corporation, provided sales, deployment, and application support and management of Peoplesoft software throughout the United States. The Company acquired Transchannel to increase their overall market share and increase their application management and hosting customer base. The purchase consideration, aggregating $7,272,825, consisted of $1,400,000 in cash, 7,262,411 shares of the Company’s Series E Preferred Stock (“Series E”) valued at $0.58 per share, 1,815,603 shares of the Company’s Series F Preferred Stock (“Series F”) valued at $0.83 per share, 200,578 stock options to purchase the Company’s common stock, valued at $10,430 using the Black Scholes method, and acquisition costs of $162,395. The fair value of the Series E and Series F was determined with the assistance of a valuation specialist. The results of operations of Transchannel is included in the operating results of the Company from the date of acquisition.

   The acquisition was accounted for using the purchase method of accounting. Accordingly, the total purchase consideration was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The fair value of the net assets acquired exceeded the purchase consideration by $156,579, which was allocated as a pro-rata reduction of the fair values of the noncurrent assets that were acquired (property and equipment, and identifiable intangible assets). The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

total purchase consideration and the allocation to the acquired assets and assumed liabilities was as follows:

Purchase consideration:
Cash paid	$1,400,000
Company stock and stock options issued	5,710,430
Acquisition costs	162,395

Total purchase consideration	$7,272,825

Allocation of purchase consideration:
Cash acquired	$2,039,130
Other current assets	1,143,706
Property and equipment	1,928,000
Identifiable intangible assets	3,746,621
Goodwill	—

Total assets acquired	8,857,457
Current liabilities assumed	(1,184,632)
Liability related to an acquisition contingency	(400,000)

Net assets acquired	$7,272,825

   Current assets acquired relate primarily to accounts receivable, and current liabilities assumed primarily relate to accounts payable and accrued expenses.

   The Company was required to restrict and escrow $400,000 of cash on the date of the acquisition, which was to be paid to the former stockholders of Transchannel, after deducting the amount of acquired receivables that the Company was unable to collect within the 120 days immediately following the date of acquisition. The Company recorded the $400,000 of contingent consideration as a liability as of December 31, 2002. The amount was paid in 2003.

   The terms of the acquisition also included an additional payment to the former stockholders of Transchannel, if the former stockholders were able to meet certain performance goals during the six month period following the date of acquisition. The maximum earnout was $1.8 million payable in one third cash, one third preferred stock and one third common stock. In July 2003, the Company settled the earnout consideration for 679,083 shares of Series E Preferred Stock and 169,996 shares of Series F Preferred Stock, with an estimated fair value of $600,000. Payment of the earnout was contingent upon continued employment with the Company during the six-month earnout period. The Company accrued $200,000 through general and administrative expense as of December 31, 2002.

   The following are the identifiable intangible assets acquired and the respective periods over which the assets will be amortized on a straight-line basis:

	Weighted
	Average
	Useful Life
	(Months)	Amount

Customer base	75	$3,406,019
Noncompete agreements	24	262,750
Other intangibles	24	77,852

		$3,746,621

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   The weighted average useful life of all identifiable intangible assets acquired is 71 months.

   The following unaudited pro forma results of operations for the years ended December 31, 2002 and 2001 give effect to the Company’s acquisition of Transchannel as if the transaction had occurred at the beginning of 2001. The pro forma information does not necessarily reflect the results of operations that would have occurred had the acquisitions taken place at the beginning of 2001 and is not necessarily indicative of results that may be obtained in the future.

	2002	2001

Revenue	$32,439,172	$34,742,164
Net loss	(6,503,831)	(24,883,056)

4.	Property and Equipment

   Property and equipment consist of the following:

	Estimated	December 31,
	Useful Life
	(Years)	2002	2001

Computer equipment	2 to 5	$8,169,602	$5,526,321
Computer software	1 to 4	1,322,096	695,635
Furniture and fixtures	3 to 7	978,487	723,971
Leasehold improvements	3 to 7	512,885	202,193

		10,983,070	7,148,120
Less: accumulated depreciation		(5,637,921)	(3,234,342)

Property and equipment, net		$5,345,149	$3,913,778

   The cost of equipment under capital lease and the related accumulated depreciation totaled $1,670,304 and $1,206,228, respectively, at December 31, 2002 and $1,244,298 and $835,457, respectively, at December 31, 2001.

   Depreciation expense was $2,403,579 and $1,998,124 in 2002 and 2001, respectively.

5.	Goodwill and Other Intangible Assets

   The Company acquired goodwill and other intangible assets through acquisitions in the years ended December 31, 2002, 2000 and 1999.

   In June 2001, the FASB issued SFAS No. 142. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including how goodwill and other intangible assets should be accounted for after they have been initially recognized. SFAS No. 142 provides that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment; intangible assets with finite useful lives continue to be amortized over their useful lives.

   The Company adopted SFAS No. 142 on January 1, 2002 and discontinued the amortization of goodwill (including acquired workforce) of $4,396,498. Upon adoption, the Company reclassified $1,208,611 of previously amortizable acquired workforce to goodwill, with an offsetting reversal associated with the deferred tax liability of $475,297. Goodwill and acquired workforce amortization were $2,231,303 and $694,643, respectively, for the year ended December 31, 2001. The Company estimates that goodwill and acquired workforce amortization expense would have been approximately $1,430,405 and $411,310, respectively for the year ended December 31, 2002. The following table

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

presents a reconciliation of net loss for the exclusion of goodwill and acquired workforce amortization for the years ended December 31, 2002 and 2001, as if SFAS No. 142 had been adopted by the Company as of the beginning of each year:

	Year Ended December 31,

	2002	2001

Net loss, as reported	$(5,872,520)	$(22,969,961)
Goodwill amortization	—	2,231,303
Acquired workforce amortization	—	694,643

Pro forma net loss	$(5,872,520)	$(20,044,015)

   Under SFAS No. 142, the Company was required to complete a transitional impairment test on all goodwill effective as of January 1, 2002 on a reporting unit basis. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business and discrete financial information is prepared and regularly reviewed by management. The Company determined that it operates in one reporting unit and, therefore, has completed the transitional goodwill impairment test on an enterprise-wide basis.

   The fair value of the reporting unit was determined with the assistance of an independent valuation specialist as of January 1, 2002. As the fair value of the reporting unit as of January 1, 2002 was in excess of the carrying amount of the net assets, the Company concluded that its goodwill was not impaired, and no impairment charge was recorded. The Company performed its annual assessment for 2002 as of September 30, 2002, and the fair value of the reporting unit was determined to be in excess of the carrying amount of the net assets. Therefore, no further analysis was required under SFAS No. 142.

   Other intangible assets are amortized on a straight-line basis over their estimated useful lives of two months to seven years. As required, upon the adoption of SFAS No. 142, the Company reassessed the useful lives of its intangible assets and determined that no adjustments were required. The following tables summarize other intangible assets by major intangible asset class as of December 31, 2002 and 2001, respectively:

	Estimated
	Useful Life		Accumulated
	(Months)	Gross	Amortization	Net

December 31, 2002
Acquired customer base	2 to 84	$5,169,863	$(1,761,902)	$3,407,961
Noncompete agreements	18 to 24	535,925	(295,071)	240,854
Other intangibles	24 to 36	283,852	(206,028)	77,824

		$5,989,640	$(2,263,001)	$3,726,639

December 31, 2001
Acquired customer base	3 to 54	$1,763,844	$(1,386,900)	$376,944
Acquired workforce	48 to 72	2,255,357	(1,046,746)	1,208,611
Noncompete agreements	18 to 24	273,175	(203,196)	69,979
Other intangibles	24 to 36	206,000	(141,604)	64,396

		$4,498,376	$(2,778,446)	$1,719,930

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   The estimated future amortization of other intangible assets is as follows:

2003	$876,273
2004	656,425
2005	514,507
2006	514,507
2007 and thereafter	1,164,927

$3,726,639

   The Company recorded an impairment charge of $4,068,306 during 2001, to adjust the carrying amount of goodwill and other intangible assets to their fair value as of December 31, 2001.

6.	Accrued Expenses and Other Current Liabilities

   Accrued expenses consist of the following:

	December 31,

	2002	2001

Compensation and benefits	$1,561,495	$1,390,280
Professional fees	813,289	97,058
Consultant fees	253,378	20,618
Software costs	115,756	229,085
Other	133,388	148,737

	$2,877,306	$1,885,778

   As of December 31, 2002, other current liabilities consisted of $600,000 of payments related to the acquisition (see Note 3) that were paid in 2003, $467,099 of various legal settlement costs (see Note 15), $246,927 related to a minimum purchase commitment with a hardware supplier, and $205,537 for internal-use software licenses. As of December 31, 2001, other current liabilities consisted of $748,000 of various legal settlement costs, the majority of which were paid during 2002 and 2003, and $246,927 related to a minimum purchase commitment with a hardware supplier.

7.	Long-Term Debt

   On February 21, 2002, the Company entered into a loan and security agreement with a commercial bank for the purpose of refinancing an existing loan. The agreement includes a term loan that replaced the existing loan and two equipment credit lines, whereby the Company could borrow up to a total of $2,500,000 under the equipment credit lines to finance certain equipment purchases through December 31, 2002. The agreement also includes certain financial covenants related to, among other things, quick-ratio and earnings. Borrowings under these loan facilities are collateralized by substantially all of the assets of the Company.

   The Company borrowed $2,500,000 under the term loan, repayable in 28 monthly installments, which began on March 1, 2002. Interest on this loan is prime plus 2% (5.25% as of December 31, 2002).

   During 2002, the Company borrowed $1,198,523 on the first equipment line. This credit line is repayable in 30 monthly installments, which began on August 1, 2002. Interest on this credit line is prime plus 2% (5.25% as of December 31, 2002).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   During 2002, the Company borrowed $964,534 on the second equipment line. This credit line is repayable in 30 monthly installments, which begin on January 1, 2003. Interest on this credit line is prime plus 2% (5.25% as of December 31, 2002).

   Amounts outstanding under these borrowing arrangements totaled $3,570,446 at December 31, 2002 and future annual principal payments are as follows:

Year Ending December 31,
2003	$1,936,651
2004	1,400,937
2005	232,858

Total principal payments	3,570,446
Less: current portion	(1,936,651)

Total long-term principal obligation	$1,633,795

   In conjunction with the loan and security agreement, the Company issued a warrant to the bank pursuant to which the bank can purchase up to 90,000 shares of the Company’s common stock at a price of $0.50 per share. At the date of issuance, the fair value of the warrant was estimated to be $36,636, using the Black Scholes method. The fair value was recorded as a discount on the term loan, and is being accreted to interest expense over the term of the loan (28 months). The unamortized portion of this discount was $23,553 at December 31, 2002.

8.	Commitments

Leases

   The Company leases its facilities and certain computer equipment under operating and capital leases. The leases expire at various dates through December 1, 2006. Total rent expense under these operating leases was $1,883,815 and $1,476,841 for the years ended December 31, 2002 and 2001, respectively.

   Future minimum lease payments under noncancelable leases are as follows:

	Operating	Capital
Year Ending December 31,	Leases	Leases

2003	$2,535,916	$269,456
2004	1,910,761	14,849
2005	566,401	5,500
2006	215,193	—

Total payments	$5,228,271	289,805

Less: portion representing interest		(25,070)

Total principal obligation		264,735
Less: current portion		(246,236)

Total long-term principal obligation		$18,499

9.	Redeemable Convertible Preferred Stock

   On October 25, 2002, the Company completed a Fourth Amended and Restated Certificate of Incorporation reflecting the issuance of the Series E and Series F Preferred Stock in the acquisition of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Transchannel (see Note 3), and amending certain preferences and rights of each of the other classes of shares.

   The Company has 42,306,030 shares of $0.01 par value preferred stock authorized, of which 750,000 shares are designated as Series A Preferred Stock (“Series A”), 1,200,000 shares are designated as Series B Preferred Stock (“Series B”), 6,432,603 shares are designated as Series C Preferred Stock (“Series C”), 23,994,179 shares are designated as Series D Preferred Stock (“Series D”), 7,943,398 shares are designated as Series E, and 1,985,850 shares are designated as Series F.

   The following is a rollforward of Redeemable Convertible Preferred Stock for the years ended December 31, 2002 and 2001:

	Shares	Amount

Balance, December 31, 2000	8,382,603	$39,009,458
Issuance of Series D preferred stock	12,711,718	8,211,642
Accretion of dividend on Series A preferred stock		69,865

Balance, December 31, 2001	21,094,321	47,290,965
Issuance of Series E and Series F preferred stock in
conjunction with the acquisition of Transchannel	9,078,014	5,700,000
Accretion of dividend on Series A preferred stock		75,623
Accretion of Series E preferred stock to redemption value		65,642

Balance, December 31, 2002	30,172,335	$53,132,230

   Redeemable Convertible Preferred Stock consisted of the following:

		December 31,

		2002	2001

Series A:	750,000 shares issued and outstanding at December 31, 2002 and 2001 (at liquidation value)	$993,033	$917,410
Series B:	1,200,000 shares issued and outstanding at December 31, 2002 and 2001 (at liquidation value)	1,200,000	1,200,000
Series C:	6,432,603 shares issued and outstanding at December 31, 2002 and 2001 (at liquidation value)	36,961,913	36,961,913
Series D:	12,711,718 shares issued and outstanding at December 31, 2002 and 2001 (at liquidation value)	8,211,642	8,211,642
Series E:	7,262,411 shares issued and outstanding at December 31, 2002 (liquidation value $5,118,983)	4,265,642	—
Series F:	1,815,603 shares issued and outstanding at December 31, 2002 (liquidation value $1,279,746)	1,500,000	—

		$53,132,230	$47,290,965

   The Company’s various series of preferred stock have the following characteristics:

Dividends

   Holders of Series A are entitled to receive dividends equal to the greater of 8% per annum of the Series A base amount, or an amount per share equal to the dividends payable on the shares of common stock into which such shares are then convertible. Dividends on Series A accrue whether declared or not, and are cumulative. Dividends on Series A are payable quarterly and, if unpaid, increase the base

SUREBRIDGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

amount of Series A, which was initially $1.00. At December 31, 2002, Series A had a base amount of approximately $1.32 per share, including accrued and unpaid dividends. Unpaid dividends shall be paid upon the merger, sale or change of control of the Company (as defined) or in the event of a firmly underwritten public offering in which the price per share of common stock is such that the equity valuation of the Company immediately prior to the public offering is at least $173,324,000, and the net proceeds to the Company are at least $15 million. Holders of Series B, Series C, Series D, Series E and Series F are entitled to receive dividends equal to the amount that the holder would have received if the shares were converted to common stock. Unpaid dividends, whether declared or not, on Series A, and declared but unpaid dividends on Series B, Series C, Series D, Series E and Series F are also paid upon liquidation or redemption.

Liquidation

   Holders of Series D and Series F have preference in liquidation to holders of common stock and holders of Series A, Series B, Series C and Series E in the amount of $0.64599 per share and $0.70486 per share, respectively, (adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) plus all unpaid dividends declared on the Series D and Series F.

   Holders of Series C and Series E have preference in liquidation to holders of common stock and holders of Series A and Series B in the amount of $0.70486 per share and $5.753814 per share, respectively, (adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) plus all unpaid dividends declared on the Series C and Series E.

   Holders of Series A and B have preference to holders of common stock in the amount of $1.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), plus any unpaid dividends declared on the Series B and any unpaid dividends, whether or not declared, on the Series A.

   Holders of Series C, Series D, Series E and Series F, along with the holders of common stock, participate in any remaining distribution upon liquidation, on an as-if-converted basis, immediately prior to any such liquidation.

   If the payment to the holders of Series C (assuming conversion of all Preferred Stock to common stock and no payment of the Series A, Series B, Series C, Series D, Series E and Series F liquidation amounts) equals or exceeds $17.2624 per share (adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), the liquidation protection terminates and the holders of the Series C, Series D and Series E shall participate pro rata along with the holders of common stock on an as-if-converted basis without payment of the Series C, Series D and Series E liquidation amounts. If the payment to the holders of Series A and Series B, assuming conversion to common stock, exceeds the Series A and Series B liquidation amount, respectively, then in addition to the accrued dividends (whether or not declared in the case of the Series A) the holders of Series A and Series B shall participate pro rata along with the holders of common stock, and depending on whether there is any pro rata participation of the holders of Series C, Series D, Series E and Series F, in the remaining distribution in all liquidation proceeds as if the Series A and the Series B had been converted into common stock. A sale of the Company or a merger with or into another entity is considered a deemed liquidation.

SUREBRIDGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Conversion

   Holders of Series E and Series F have the right to convert their shares into common stock at a conversion ratio of one common share for each Series E or Series F share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

   Holders of Series D have the right to convert their shares into common stock at a conversion ratio of 0.916479 common shares for each Series D share (adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

   Holders of Series C have the right to convert their shares into common stock at a conversion ratio of 2.511935 common shares for each Series C share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

   Holders of Series A and Series B also have the right to convert their shares into common stock at a conversion ratio of 2.002962 common shares for each Series A or Series B share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

   Each share of preferred stock automatically converts into common stock at any time upon the election of 66 2/3% of the outstanding Series C shares or immediately upon a firmly underwritten public offering in which the price per share of common stock is such that the equity valuation of the Company immediately prior to the public offering is at least $173,324,000, and the net proceeds to the Company are at least $15 million.

   If the Company issues additional common shares below the conversion price of the Series A, Series B, Series C, Series D, Series E and Series F ($0.4992605, $0.4992605, $2.29059, $0.64599, $0.70486 and $0.70486 at December 31, 2002, respectively), other than as a dividend or other distribution on the Company’s common stock (as defined), then the existing Series A, Series B, Series C, Series D, Series E and Series F conversion price shall be reduced accordingly. This may result in the recording of a beneficial conversion feature in future periods.

Voting

   Preferred stockholders are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. Directors appointed by the Series D shareholders have certain special voting rights related to matters such as changes in the certificate of incorporation, incurring indebtedness, sale of the corporation, acquisition of assets and liabilities other than in the normal course of business and authorization or issuance of any additional class or series of capital stock.

Redemption

   Between February 11, 2007 and February 11, 2009, the holders of at least fifty percent of the outstanding shares of any series of preferred stock have the right to require the Company to redeem the shares of preferred stock owned by such holders. The redemption price is equal to the greater of $0.70486 per share for the Series F and Series E, $0.64599 per share for the Series D, $5.753814 per share for the Series C and $1.00 per share for the Series A and B, plus all unpaid dividends accrued on such shares (whether or not earned or declared in the case of the Series A), or the then current fair market value per share.

   The holders of Series D and Series F have redemption preference over all other classes of shares and the holders of Series C and Series E have redemption preference over all other classes of shares, with the exception of Series D and Series F.

SUREBRIDGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

10.	Common Stock

   The Company has 65,000,000 shares of $0.01 par value common stock authorized, of which 9,958,552 and 9,901,056 shares were outstanding as of December 31, 2002 and 2001, respectively. Each share of common stock is entitled to one vote. The holders of common stock are entitled to receive dividends whenever funds are legally available, and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding (see Note 9). Upon the liquidation, dissolution or winding up of the Company, holders of common stock will be entitled to received all available assets, subject to any preferential rights of any then outstanding preferred stock. The Company has never declared or paid dividends on its common stock.

   As of December 31, 2002, the Company has reserved 1,502,222, 2,403,554, 16,158,281, 11,650,023, 7,262,411 and 1,815,603 shares of common stock for the conversion of the Series A, Series B, Series C, Series D, Series E and Series F preferred stock, respectively. Additionally, the Company has reserved 6,631,982 shares of common stock for issuance pursuant to the Company’s 1998 Stock Plan (see Note 11), and 90,000 shares of common stock for the outstanding warrants, as of December 31, 2002.

Restricted Stock and Treasury Stock

   On July 1, 2002, the Company sold 725,000 shares of restricted common stock, with a purchase price of $0.50 per share, to the Chief Executive Officer (“CEO”) of the Company. As consideration for this restricted stock, the CEO executed and delivered a promissory note in the amount of $362,000 to the Company.

   On September 9, 2002, the CEO executed his right to sell all of these restricted shares back to the Company at the $0.50 per share purchase price, and the Company canceled the indebtedness under the promissory note. These shares are held in treasury at December 31, 2002.

   The Company acquired 158,612 shares of its common stock from an employee during 2001 in exchange for the cancellation of a noncompete agreement. These shares are held in treasury at December 31, 2002 and 2001.

Warrants

   In connection with the loan and security agreement that the Company entered into during 2002 (see Note 7), the Company granted a warrant to purchase 90,000 shares of common stock at an exercise price of $0.50. The warrant may be exercised at any time before February 21, 2009, at which time it expires.

11.	Stock Plan

   In May 1998, the Company adopted the 1998 Stock Incentive Plan (the “Stock Plan”) that provides for the issuance of restricted common stock, and incentive and nonstatutory common stock options to employees, directors and consultants of the Company. The Board of Directors determines the term of each option, option price, number of shares for which each option is granted, whether restrictions will be imposed on the shares subject to options and the rate at which each option is exercisable. The exercise price for incentive stock options may not be less than the fair market value per share of the underlying common stock on the date granted (110% of fair market value in the case of holders of more than 10% of the voting stock of the Company) and the term of incentive stock options may not exceed ten years (five years in the case of holders of more than 10% of the voting stock of the Company). The Board of Directors reserved 6,714,000 shares of common stock to be issued in conjunction with the Stock Plan. There were 6,631,982 and 6,689,478 shares available for issuance under the Stock Plan as of December 31, 2002 and 2001, respectively.

SUREBRIDGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   Consistent with the provisions of APB No. 25, the Company recognizes compensation expense for the excess of the fair value of the shares optioned over the exercise price, determined as of the grant date. The Company recognizes compensation cost on an accelerated basis over the periods in which the services being compensated are performed, generally the vesting period (three years).

   For purposes of pro forma disclosure, the fair value of each employee option grant was estimated on the date of grant using the minimum value method with the following assumptions for grants in 2002 and 2001: no dividend yield; weighted average risk-free interest rates of 3.40% for 2002 and 4.64% for 2001; and an expected life of five years.

   During the year ended December 31, 2001, the Company also granted fully vested options to nonemployees. The fair value of each nonemployee grant was estimated on the date of grant using the Black Scholes method with the following assumptions: no dividend yield; weighted average risk-free interest rate of 4.88%; volatility of 100%; and a contractual life of three years. The Company recorded a compensation charge of $10,298 during the year ended December 31, 2001 for these nonemployee stock option grants.

   In 2001, the Company made an offer to employees to cancel their employee stock options in return for a replacement grant of stock options, with an exercise price at the then current fair market value, six months and one day after the cancellation date. On June 22, 2001 the Company canceled 2,316,500 stock options and recorded a compensation charge to recognize the unamortized deferred compensation previously recorded for stock options issued below fair market value. This charge plus partially offsetting reductions to stock-based compensation for stock options forfeited prior to June 22, 2001 totaled $2,138,743. On December 26, 2001 the Company issued 1,676,950 replacement options with an exercise price of $0.50 per share.

   The following table summarizes the activity of the Company’s stock option plan:

	Year Ended December 31, 2002			Year Ended December 31, 2001

		Weighted			Weighted
		Average	Range of		Average	Range of
	Number of	Exercise	Exercise	Number of	Exercise	Exercise
	Options	Price	Prices	Options	Price	Prices

Outstanding — beginning of year	3,690,935	$0.75	$0.01 — $4.50	4,230,085	$2.59	$0.01 — $4.50
Granted	3,019,078	$0.50	$0.50	2,965,300	$0.58	$0.50 — $2.87
Exercised	(57,496)	$0.27	$0.125 — $0.65	(19,5l6)	$1.56	$0.01 — $4.50
Canceled/forfeited	(1,707,004)	$0.61	$0.01 — $2.87	(3,484,934)	$2.84	$0.125 — $4.50

Outstanding- end of year	4,945,513	$0.64	$0.125 — $4.50	3,690,935	$0.75	$0.01 — $4.50

   The following table summarizes information about stock options granted during the years ended December 31, 2002 and 2001:

	Year Ended December 31, 2002			Year Ended December 31, 2001

		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise	Grant Date	Number of	Exercise	Grant Date
	Options	Price	Fair Value	Options	Price	Fair Value

Granted with an exercise price equal to the fair market value of the stock	3,019,078	$0.50	$0.08	2,920,300	$0.54	$0.10
Granted with an exercise price above the fair market value of the stock	—	—	—	45,000	$2.87	$0.23

Total granted	3,019,078	$0.50	$0.08	2,965,300	$0.58	$0.11

SUREBRIDGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   During 2002, 375,000 stock options with an original exercise price of $0.65 were repriced to an exercise price of $0.50, and are therefore subject to a variable accounting model.

   The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price	Shares	Life (Years)	Price	Shares	Price

$0.125	48,000	5.59	$0.125	48,000	$0.125
$0.50	4,435,228	9.32	$0.50	1,458,334	$0.50
$0.65	181,350	1.66	$0.65	168,925	$0.65
$2.25	2,000	6.80	$2.25	2,000	$2.25
$2.87	276,935	0.85	$2.87	274,685	$2.87
$4.50	2,000	7.86	$4.50	1,333	$4.50

$0.125 — $4.50	4,945,513	8.52	$0.64	1,953,277	$0.84

12.	Significant Customers

   During 2002 and 2001, the Company did not have any customers that individually accounted for 10% or more of revenue. The Company had a total of five customers that accounted for 19% and 28% of total revenue in 2002 and 2001, respectively.

13.	Employee Benefit Plan

   In 1998, the Company established a savings plan (the “Plan”) which was designed to be qualified under Section 401(k) of the Internal Revenue Code, covering substantially all of its employees. Eligible employees are permitted to contribute to the Plan through payroll deductions, within statutory and plan limits. The Plan provides for a discretionary employer matching contribution. The Company authorized matching contributions of $206,189 and $529,513 for the years ended December 31, 2002 and 2001, respectively.

14.	Income Taxes

   For the year ended December 31, 2002, the total income tax provision of $475,297 consists of a federal deferred provision of $366,476 and a state deferred provision of $108,821. There is no tax provision or benefit for the year ended December 31, 2001.

SUREBRIDGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   The Company’s deferred tax assets and (liabilities) are comprised of the following as of December 31, 2002 and 2001:

	2002	2001

Net operating loss carryforwards	$14,354,891	$10,371,563
Amortization/intangibles	1,090,812	1,166,577
Bad debts	82,559	152,623
Accruals and reserves	442,604	388,014
Other	8,870	442
Depreciation	150,297	(127,779)
Cash to accrual differences	—	(32,245)
Intangibles	(1,490,272)	(678,922)

	14,639,761	11,240,273
Valuation allowance	(14,639,761)	(11,240,273)

Net deferred tax asset	$—	$—

   The table below reconciles the expected U.S. federal statutory income tax rate to the effective tax rate for 2002 and 2001:

	2002	2001

U.S. statutory tax rate	(34.0)%	(34.0)%
State taxes	(6.0)	(4.3)
Change in valuation allowance	47.2	28.6
Other	1.6	9.7

Effective tax rate	8.8%	—%

   As of December 31, 2002, the Company had a federal net operating loss (“NOL”) carryforward of approximately $35,840,000 which may be available to offset future federal income tax liabilities through 2022. This net operating loss includes approximately $5,877,000 of net operating losses acquired through the acquisition of Transchannel. The usage of this net operating loss will be subject to limitations due to the ownership change rules. As required by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, and has determined that it is more likely than not that the Company will not be able to recognize the benefits of federal and state deferred tax assets and, as a result, a valuation allowance of $14,639,761 has been established at December 31, 2002.

   Ownership changes, as defined in the Internal Revenue Code, may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.

15.	Legal Proceedings

   During 2002, a software vendor asserted claims against the Company for software licensing infringements and filed a complaint in federal court seeking relief for monetary damages and unspecified punitive damages. The Company settled these claims during 2002 for $375,000, of which $300,000 was paid during 2002, and the remaining $75,000 was paid in 2003.

SUREBRIDGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

   During 2002, the Company began settlement discussions with another software vendor, regarding software-licensing infringements. On March 24, 2003, the Company reached a final settlement with this software vendor in the amount of $302,000. In addition, in 2002 and 2003, the Company purchased additional licenses in the amount of $205,537 for other software products, where the Company was not in compliance with software licenses.

   For these matters, amounts included in other current liabilities in the consolidated balance sheet totaled $582,537 and $712,000 at December 31, 2002 and 2001, respectively.

   The Company is subject to a number of other claims and legal proceedings which, in the opinion of the Company’s management, are incidental to the Company’s normal business operations. In the opinion of the Company, although final settlement of these claims and legal proceedings may impact the Company’s financial statements in a particular period, they will not, in the aggregate, have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16.	Related Party Transactions

   Included in revenue for the years ended December 31, 2002 and 2001 is $1,247,086 and $1,336,558, respectively, of sales to three companies that are affiliated with a director of the Company and partially or fully owned by Berkshire Companies Limited Partnership (BCLP), a shareholder of the Company. Accounts receivable balances related to these customers totaled $24,797 and $17,184 at December 31, 2002 and 2001, respectively.

   The Company sublets certain office space from BCLP to house its data center. Rent expense related to this lease was $40,524 and $206,080 for the years ended December 31, 2002 and 2001, respectively.

17.	Subsequent Events

Acquisition

   On March 5, 2003, the Company acquired all of the shares of ManagedOps.com, Inc. (“ManagedOps”), a Delaware company with its principal place of business in New Hampshire. The consideration consisted of 6,039,909 shares of preferred stock (150,135 shares of Series A, 240,216 shares of Series B, 1,287,681 shares of Series C, 2,544,636 shares of Series D, 1,453,792 shares of Series E and 363,448 shares of Series F).

   The shares issued to the seller as consideration are subject to a repurchase agreement by the Company. In the event that Surebridge needs to pay cash under certain personal guarantee agreements and certain bonus agreements, Surebridge has the right to repurchase the shares at par value. The number of shares subject to repurchase is determined by the fair value of the shares at the time of the repurchase. The fair value is based on the fair value of the Company taking into account the liquidation preferences. The aggregate value of the repurchased shares cannot exceed the cash consideration paid by the Company with respect to the aforementioned obligations.

   ManagedOps had issued a warrant to a vendor to purchase 530,519 shares of its common shares at a price of $0.37 per share. Pursuant to the terms of the warrant agreement, upon the acquisition of the ManagedOps, the warrants become exercisable for shares of common stock of Surebridge.

   ManagedOps provided sales, deployment, implementation and application support of Microsoft Software throughout the United States, and as such, complements the business of the Company.

SUREBRIDGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Loan Facility

   On April 2, 2003, the Company entered into a loan modification agreement, amending certain terms of the existing loan and security agreement (see Note 7). The modification agreement added four additional equipment credit lines, allowing the Company to finance certain equipment purchases through March 31, 2004; the agreement did not change any of the terms related to the borrowings that were outstanding under the already existing term loan and equipment credit lines (see Note 7). The modification agreement also includes certain financial covenants related to quick-ratio and profitability.

   The Company had the ability to borrow $1,000,000 under the first equipment line, which was available through June 30, 2003, $1,000,000 under the second equipment line, which was available through September 30, 2003, $750,000 under the third equipment line, which was available through December 31, 2003, and $750,000 under the fourth equipment line, which was available through March 31, 2004. Borrowings under these equipment lines accrue interest at the rate of prime plus 2%, and are repayable in 33 monthly installments. Borrowings under these equipment credit lines are collateralized by substantially all of the assets of the Company.

   On March 4, 2004, the Company entered into a second loan modification agreement and loan and security agreement, amending certain terms of the modified loan agreements, which the Company entered into on April 2, 2003. The second modification agreements establish an additional loan facility, which allows the Company to borrow a maximum of $2,500,000 through March 3, 2005. Borrowings under this loan facility accrue interest at the rate of prime plus 2%, interest is payable monthly, and any unpaid principal balance is due on March 3, 2005. Borrowings are collateralized by substantially all of the assets of the Company, although the agreements also require the Company to pledge three certificates of deposit totaling $750,000. The second modification agreements also include certain financial covenants related to profitability and capital expenditures.

Acquisition by Navisite, Inc.

   On May 6, 2004, NaviSite, Inc. (“NaviSite”) and the Company announced the execution of a definitive asset purchase agreement, pursuant to which NaviSite will acquire substantially all of the assets and liabilities of the Company. Under the terms of the agreement, NaviSite will acquire the assets of the Company in exchange for two promissory notes in the aggregate principal amount of $39.5 million (subject to certain adjustments), 3 million shares of NaviSite common stock and the assumption of certain liabilities at the time of closing. The closing of the acquisition is expected to occur by the end of May 2004, and is subject to the satisfaction of customary closing conditions.

5,000,000 Shares

Common Stock

We have not authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

   The following table indicates the expenditures to be incurred in connection with the issuance and distribution of the securities being registered pursuant to this registration statement, other than placement agent fees and expenses, all of which will be paid by NaviSite. Other than the SEC registration fee, the Nasdaq listing fee and the NASD filing fee, all amounts are estimates.

SEC registration fee	$3,825
Nasdaq listing fee	20,000
NASD filing fee	6,480
Accounting fees and expenses	350,000
Legal fees and expenses	250,000
Printing expenses	200,000
Transfer agent fees and expenses	5,000
Miscellaneous fees and expenses	14,695

Total	$850,000

Item 15.     Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law grants the Registrant the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Registrant where the person involved is adjudged to be liable to the Registrant, except to the extent approved by a court.

   The Registrant’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the Registrant, unless and only to the extent that the Court of Chancery of

Delaware determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by the Registrant against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, unless it is determined that he did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful; provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

   Article NINTH provides that the Registrant shall have the power to purchase and maintain insurance to protect itself and any person who is or was a director, officer, employee, or agent of the Registrant, or another corporation, partnership, joint venture, trust, or other enterprise, against any expense, liability or loss incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. In addition, the Registrant’s Certificate of Incorporation provides that the indemnification provided therein is not exclusive and provides that the Registrant may enter into agreements with officers and directors providing for indemnification rights and procedures different from those set forth in the Registrant’s Certificate of Incorporation.

   As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

   The Registrant has obtained directors’ and officers’ liability insurance which would insure the directors and officers of the Registrant against damages arising from certain kinds of claims which might be made against them based upon their negligent acts or omissions while acting in their respective capacities as directors or officers. The Registrant has entered into agreements with each of its directors and executive officers affirming the Registrant’s obligation to indemnify them to the fullest extent permitted by law and providing various other protections.

   Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article EIGHTH of the Certificate of Incorporation provides that no director of the Registrant shall be personally liable for any monetary damages for breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Item 16.     Exhibits.

Exhibit
Number		Description

1	.1*	Form of Placement Agent Agreement.
2.1		Stock Purchase Agreement, dated as of December 31, 2002, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Current Report on Form 8-K dated December 31, 2002 (File No. 000-27597).
2.2		Agreement and Plan of Merger and Reorganization, dated as of January 29, 2003, among Avasta Corp., Avasta, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
2.3		Agreement and Plan of Merger, dated as of March 26, 2003, by and between the Registrant and Conxion Corporation and Union Acquisition, Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Current Report on Form 8-K dated April 2, 2003 (File No. 000-27597).

Exhibit
Number		Description

2.4		Sale Order pursuant to 11 U.S.C. Sections 105, 363, and 1146(c) and Bankruptcy Rules 2002, 6004 and 6006 approving (i) Asset Purchase Agreement, (ii) Sale of Substantially All of Debtors’ Assets Free and Clear of All Liens, Claims, Encumbrances and Interests, (iii) Waiver of Stay Provisions under Bankruptcy Rule Section 6004 and 6006 and (iv) Granting Related Relief entered by the Bankruptcy Court for the Southern District of New York (White Plains) on May 15, 2003; together with the Asset Purchase Agreement, dated as of May 15, 2003, by and among Interliant, Inc. and certain of its subsidiaries, and Intrepid Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant, annexed thereto, is incorporated herein by reference to Exhibits to the Registrant’s Current Report on Form 8-K dated May 16, 2003 (File No. 000-27597).
2.5		Stock and Asset Acquisition Agreement, dated as of August 8, 2003, by and between the Registrant and ClearBlue Technologies, Inc., is incorporated herein by reference to the Registrant’s Current Report on Form 8-K dated August 8, 2003 (File No. 000-27597).
2.6		Amendment to Stock and Asset Acquisition Agreement dated as of February 6, 2004 by and among the Registrant, ClearBlue Technologies, Inc., ClearBlue Technologies/ New York, Inc., ClearBlue Technologies/ Santa Clara, Inc., ClearBlue Technologies/ Dallas, Inc. and ClearBlue Technologies/ San Francisco, Inc. is incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K dated February 6, 2004 (File No. 000-27597).
2.7		Asset Purchase Agreement, dated as of May 6, 2004, by and among the Registrant, Lexington Acquisition Corp. and Surebridge, Inc., is incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K dated May 6, 2004 (File No. 000-27597).
2.8		First Amendment to Asset Purchase Agreement, dated as of June 10, 2004, by and among the Registrant, Lexington Acquisition Corp. and Surebridge, Inc. is incorporated herein by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
3.1		Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
3.2		Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 4, 2003, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.3		Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 7, 2003, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.4		Amended and Restated By-Laws is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
4.1		Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-83501).
4.2		Series C Convertible Preferred Stock Purchase Agreement, dated as of June 3, 1999, by and between Dell USA L.P. and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-83501).
4.3		Series D Convertible Preferred Stock Purchase Agreement, dated as of June 3, 1999, by and between Microsoft Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-83501).
5	.1*	Opinion of Browne Rosedale & Lanouette LLP.
10.1		Lease, dated as of May 14, 1999, by and between 400 River Limited Partnership and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-83501).
10.2		Amendment No. 1 to Lease, by and between 400 River Limited Partnership and the Registrant is incorporated by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003 (File No. 000-27597).

Exhibit
Number		Description

10	.3†	Amendment No. 2 to Lease, dated December 1, 2003, by and between 400 River Limited Partnership and the Registrant.
10.4		Lease, made as of April 30, 1999, by and between CarrAmerica Realty Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-83501).
10.5		Amended and Restated 1998 Equity Incentive Plan is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.6		1999 Employee Stock Purchase Plan is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.7		1999 Stock Option Plan for Non-Employee Directors is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.8		Tax Allocation Agreement, dated as of October 27, 1999, between CMGI, Inc. and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.9		Irrevocable Standby Letter of Credit, dated as of December 3, 1999, between BankBoston, N.A. and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000 (File No. 000-27597).
10.10		Security Agreement and Assignment of Account, dated December 3, 1999, between BankBoston, N.A. and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000 (File No. 000-27597).
10.11		Letter Agreement, dated October 10, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2002 (File No. 000-27597).
10.12		2000 Stock Option Plan is incorporated herein by reference to Exhibits to the Registrant’s Annual Report of Form 10-K/ A for the fiscal year ended July 31, 2002 (File No. 000-27597).
10.13		Assignment Agreement dated October 11, 2002 by and between the Registrant and Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC is incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by NaviSite on November 12, 2002 (File No. 005-56549).
10.14		Renunciation Letter dated October 11, 2002 from the Registrant to Interliant, Inc. is incorporated by reference to Exhibit 4 to the Schedule 13D filed by NaviSite on November 12, 2002 (File No. 005-56549).
10.15		Sublease, dated as of December 20, 2002, by and between NaviPath, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.16		Statement of Work, dated as of January 1, 2003, describing the services to be provided to ClearBlue Technologies, Inc. by the Registrant under the Outsourcing Agreement, dated as of January 1, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.17		Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.18		Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Borrower and the Registrant as Lender, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).

Exhibit
Number	Description

10.19	Loan and Security Agreement, dated as of January 29, 2003, by and between Atlantic Investors, LLC as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.20	Employment Agreement, dated as of February 21, 2003, by and between Arthur Becker and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.21	Offer of Employment Letter to Jim Pluntze dated March 25, 2003, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.22	Agreement, dated as of April 4, 2003, by and between the Registrant and James Pluntze, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.23	Accounts Receivable Financing Agreement dated May 27, 2003 by and between Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp., is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.24	First Loan Modification Agreement, dated as of January 30, 2004, by and among the Registrant, Silicon Valley Bank, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp. is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.25	Second Loan Modification Agreement, dated April 29, 2004, by and among the Registrant, Silicon Valley Bank, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp. is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated April 29, 2004 (File No. 000-27597).
10.26	Registration Rights Agreement dated May 27, 2003 by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.27	Registration Rights Agreement, dated as of January 30, 2004, by and between Silicon Valley Bank and NaviSite, Inc. is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.28	Warrant to Purchase Stock, dated January 30, 2004, issued by NaviSite, Inc. to Silicon Valley Bank is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.29	Intellectual Property Security Agreement dated May 27, 2003 by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.30	First Amendment to Loan and Security Agreement, dated June 2, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.31	Letter Agreement, dated December 11, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002 (File No. 000-27597).
10.32	Offer of Employment Letter to Kenneth Drake dated July 15, 2003 is incorporated by reference to Exhibits to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003 (File No. 000-27597).
10.33	NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant’s Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).

Exhibit
Number		Description

10.34		Form of Indemnification Agreement, as executed by Messrs. Andrew Ruhan, Arthur P. Becker, Gabriel Ruhan, James H. Dennedy, Larry W. Schwartz, Thomas R. Evans, John J. Gavin, Jr., James W. Pluntze and Kenneth Drake is incorporated by reference to Exhibits to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003 (File No. 000-27597).
10.35		Professional Services Agreement between the New York State Department of Labor and AppliedTheory Corporation dated November 2, 2000, is incorporated herein by reference to Exhibit 10.56 of AppliedTheory’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 000-25759) (File No. 000-27597).
10	.36†	Amendment No. 1 to Professional Services Agreement, dated as of May 2, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation.
10	.37†	Amendment No. 2 to Professional Services Agreement, dated as of October 5, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation.
10	.38†	Amendment No. 3 to Professional Services Agreement, dated as of July 24, 2002, by and between the New York State Department of Labor and AppliedTheory Corporation.
10	.39†	Amendment No. 4 to Professional Services Agreement, dated as of November 12, 2002, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation).
10	.40†	Amendment No. 5 to Professional Services Agreement, dated as of March 25, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation).
10.41		Amendment No. 6 to Professional Services Agreement, dated as of September 24, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003 (File No. 000-27597).
10.42		Amendment No. 7 to Professional Services Agreement, dated as of January 5, 2004, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2004 (File No. 000-27597).
10.43		Amendment No. 8 to Professional Services Agreement, dated as of July 1, 2004, by and among The New York State Department of Labor and ClearBlue Technologies Management, Inc. (as designee of Applied Theory Corporation is incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2005 (File No. 000-27597).
10	.44†	Negotiable Promissory Note dated December 1, 2003 issued by the Registrant to U.S. Managers Realty, Inc.
10	.45†	Negotiable Promissory Note dated December 23, 2003 issued by the Registrant to U.S. Managers Realty, Inc.
10	.46†	Letter dated as of January 16, 2004, from Atlantic Investors, LLC as Lender to the Registrant as Borrower.
10	.47†	Promissory Note dated June 13, 2002 issued by ClearBlue Technologies Management, Inc. to AppliedTheory Corporation.
10	.48†	Promissory Note dated June 13, 2002 issued by ClearBlue Technologies Management, Inc. to AppliedTheory Corporation.
10	.49†	Lease and Services Agreement by and between NaviSite Europe Limited and Global Switch (London) Limited.
10.50		Registration Rights Agreement, dated June 10, 2004, by and between the Registrant and Surebridge, Inc. is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).

Exhibit
Number		Description

10.51		Primary Note, dated June 10, 2004, issued by the Registrant to Surebridge, Inc. is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
10.52		Escrow Note, dated June 10, 2004, issued by the Registrant to Surebridge, Inc. is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
10	.53†	Employment Agreement, dated as of May 6, 2004, by and between the Registrant and John J. Gavin, Jr.
10.54		Letter dated as of July 13, 2004, from Atlantic Investors, LLC as Lender to the Registrant as Borrower is incorporated herein by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated October 12, 2004 (File No. 000-27597).
10.55		Amendment No. 3 to Lease, by and between 400 River Limited Partnership and the Registrant, is incorporated herein by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated September 21, 2004 (File No. 000-27597).
10.56		Letter, dated as of October 12, 2004, from Atlantic Investors, LLC as Lender to the Registrant as Borrower is incorporated herein by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated October 12, 2004 (File No. 000-27597).
10.57		Letter Agreement dated April 29, 2004 by and among Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp. is incorporated herein by reference to the Registrant’s Current Report on Form 8-K filed on May 3, 2004 (File No. 000-27597)
10.58		Letter Agreement dated October 27, 2004 by and among Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp. and Lexington Acquisition Corp. is incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004 (File No. 000-27597).
10.59		Joinder Agreement dated as of July 28, 2004 by and between Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp. and Lexington Acquisition Corp. is incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004 (File No. 000-27597).
10.60		Offer Letter dated June 9, 2004 by and between the Registrant and Stephen Pace is incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on December 15, 2004 (File No. 000-27597).
10.61		Letter, dated as of January 14, 2005, from Atlantic Investors, LLC, as lender, to the Registrant, as borrower, is incorporated herein by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on January 19, 2005 (File No. 000-27597).
10.62		Settlement Agreement and Mutual General Release, dated as of January 13, 2005, by and among the Registrant, Atlantic Investors, LLC, Arthur P. Becker, Andrew Ruhan, Gabriel Ruhan and Convergence Associates, Inc., as agent for substantially all of the former Avasta shareholders is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 10, 2005 (File No. 000-27597).
10.63		Amendment No. 1 to the NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant’s Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).
10.64		Warrant to Purchase Stock, dated May 27, 2003, issued by the Registrant to Silicon Valley Bank and subsequently transferred to Silicon Valley Bancshares, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).

Exhibit
Number		Description

10.65		Joinder Agreement dated as of December 7, 2004 by and between Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp., Lexington Acquisition Corp., Surebridge Services, Inc., Surebridge Acquisition Corp. and ManagedOps.com, Inc. is incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2004 (File No. 000-27597).
10.66		Joinder Agreement dated as of December 7, 2004 by and between Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp., Lexington Acquisition Corp., Surebridge Services, Inc., Surebridge Acquisition Corp., ManagedOps.com, ClearBlue Technologies/Chicago-Wells, Inc., ClearBlue Technologies/Las Vegas, Inc., ClearBlue Technologies/Milwaukee, Inc., ClearBlue Technologies/Los Angeles, Inc., ClearBlue Technologies/Oakbrook, Inc., ClearBlue Technologies/Vienna, Inc., ClearBlue Technologies/New York, Inc., ClearBlue Technologies/Santa Clara, Inc., ClearBlue Technologies/Dallas, Inc., and ClearBlue Technologies/San Francisco, Inc. is incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2004 (File No. 000-27597).
14		Code of Business Conduct and Ethics of the Registrant is incorporated by reference to Exhibits to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003.
23	.1*	Consent of Browne Rosedale & Lanouette LLP (included in Exhibit 5.1).
23.2		Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.3		Consent of PricewaterhouseCoopers LLP.
23.4		Consent of KPMG LLP.
24†		Power of Attorney

*	To be filed by amendment.

†	Previously filed.

Item 17.	Undertakings.

   (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   (i) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, Commonwealth of Massachusetts, on March 28, 2005.

NAVISITE, INC.

By:	/s/ ARTHUR P. BECKER

Name:Arthur P. Becker
Title: Chief Executive Officer and President

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name		Title	Date

* Andrew Ruhan		Chairman of the Board	March 28, 2005

/s/ ARTHUR P. BECKER Arthur P. Becker		Chief Executive Officer, President and Director (Principal Executive Officer)	March 28, 2005

/s/ JOHN J. GAVIN, JR. John J. Gavin, Jr.		Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 28, 2005

* Gabriel Ruhan		Director	March 28, 2005

* James H. Dennedy		Director	March 28, 2005

* Larry W. Schwartz		Director	March 28, 2005

* Thomas R. Evans		Director	March 28, 2005

*By:	/s/ ARTHUR P. BECKER Arthur P. Becker Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Placement Agent Agreement.
2.1		Stock Purchase Agreement, dated as of December 31, 2002, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Current Report on Form 8-K dated December 31, 2002 (File No. 000-27597).
2.2		Agreement and Plan of Merger and Reorganization, dated as of January 29, 2003, among Avasta Corp., Avasta, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
2.3		Agreement and Plan of Merger, dated as of March 26, 2003, by and between the Registrant and Conxion Corporation and Union Acquisition, Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Current Report on Form 8-K dated April 2, 2003 (File No. 000-27597).
2.4		Sale Order pursuant to 11 U.S.C. Sections 105, 363, and 1146(c) and Bankruptcy Rules 2002, 6004 and 6006 approving (i) Asset Purchase Agreement, (ii) Sale of Substantially All of Debtors’ Assets Free and Clear of All Liens, Claims, Encumbrances and Interests, (iii) Waiver of Stay Provisions under Bankruptcy Rule Section 6004 and 6006 and (iv) Granting Related Relief entered by the Bankruptcy Court for the Southern District of New York (White Plains) on May 15, 2003; together with the Asset Purchase Agreement, dated as of May 15, 2003, by and among Interliant, Inc. and certain of its subsidiaries, and Intrepid Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant, annexed thereto, is incorporated herein by reference to Exhibits to the Registrant’s Current Report on Form 8-K dated May 16, 2003 (File No. 000-27597).
2.5		Stock and Asset Acquisition Agreement, dated as of August 8, 2003, by and between the Registrant and ClearBlue Technologies, Inc., is incorporated herein by reference to the Registrant’s Current Report on Form 8-K dated August 8, 2003 (File No. 000-27597).
2.6		Amendment to Stock and Asset Acquisition Agreement dated as of February 6, 2004 by and among the Registrant, ClearBlue Technologies, Inc., ClearBlue Technologies/ New York, Inc., ClearBlue Technologies/ Santa Clara, Inc., ClearBlue Technologies/ Dallas, Inc. and ClearBlue Technologies/ San Francisco, Inc. is incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K dated February 6, 2004 (File No. 000-27597).
2.7		Asset Purchase Agreement, dated as of May 6, 2004, by and among the Registrant, Lexington Acquisition Corp. and Surebridge, Inc., is incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K dated May 6, 2004 (File No. 000-27597).
2.8		First Amendment to Asset Purchase Agreement, dated as of June 10, 2004, by and among the Registrant, Lexington Acquisition Corp. and Surebridge, Inc. is incorporated herein by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
3.1		Amended and Restated Certificate of Incorporation is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
3.2		Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 4, 2003, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.3		Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated as of January 7, 2003, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
3.4		Amended and Restated By-Laws is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
4.1		Specimen certificate representing shares of common stock is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1/ A (File No. 333-83501).

Exhibit
Number		Description

4.2		Series C Convertible Preferred Stock Purchase Agreement, dated as of June 3, 1999, by and between Dell USA L.P. and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-83501).
4.3		Series D Convertible Preferred Stock Purchase Agreement, dated as of June 3, 1999, by and between Microsoft Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-83501).
5	.1*	Opinion of Browne Rosedale & Lanouette LLP.
10.1		Lease, dated as of May 14, 1999, by and between 400 River Limited Partnership and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-83501).
10.2		Amendment No. 1 to Lease, by and between 400 River Limited Partnership and the Registrant is incorporated by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003 (File No. 000-27597).
10	.3†	Amendment No. 2 to Lease, dated December 1, 2003, by and between 400 River Limited Partnership and the Registrant.
10.4		Lease, made as of April 30, 1999, by and between CarrAmerica Realty Corporation and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-83501).
10.5		Amended and Restated 1998 Equity Incentive Plan is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.6		1999 Employee Stock Purchase Plan is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.7		1999 Stock Option Plan for Non-Employee Directors is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.8		Tax Allocation Agreement, dated as of October 27, 1999, between CMGI, Inc. and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1999 (File No. 000-27597).
10.9		Irrevocable Standby Letter of Credit, dated as of December 3, 1999, between BankBoston, N.A. and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000 (File No. 000-27597).
10.10		Security Agreement and Assignment of Account, dated December 3, 1999, between BankBoston, N.A. and the Registrant is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000 (File No. 000-27597).
10.11		Letter Agreement, dated October 10, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2002 (File No. 000-27597).
10.12		2000 Stock Option Plan is incorporated herein by reference to Exhibits to the Registrant’s Annual Report of Form 10-K/ A for the fiscal year ended July 31, 2002 (File No. 000-27597).
10.13		Assignment Agreement dated October 11, 2002 by and between the Registrant and Fir Tree Recovery Master Fund, LP and Fir Tree Value Partners, LDC is incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by NaviSite on November 12, 2002 (File No. 005-56549).
10.14		Renunciation Letter dated October 11, 2002 from the Registrant to Interliant, Inc. is incorporated by reference to Exhibit 4 to the Schedule 13D filed by NaviSite on November 12, 2002 (File No. 005-56549).
10.15		Sublease, dated as of December 20, 2002, by and between NaviPath, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).

Exhibit
Number	Description

10.16	Statement of Work, dated as of January 1, 2003, describing the services to be provided to ClearBlue Technologies, Inc. by the Registrant under the Outsourcing Agreement, dated as of January 1, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.17	Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.18	Loan and Security Agreement, dated as of January 3, 2003, by and between ClearBlue Technologies, Inc. as Borrower and the Registrant as Lender, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.19	Loan and Security Agreement, dated as of January 29, 2003, by and between Atlantic Investors, LLC as Lender and the Registrant as Borrower, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.20	Employment Agreement, dated as of February 21, 2003, by and between Arthur Becker and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report of Form 10-Q for the fiscal quarter ended January 31, 2003 (File No. 000-27597).
10.21	Offer of Employment Letter to Jim Pluntze dated March 25, 2003, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.22	Agreement, dated as of April 4, 2003, by and between the Registrant and James Pluntze, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.23	Accounts Receivable Financing Agreement dated May 27, 2003 by and between Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp., is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.24	First Loan Modification Agreement, dated as of January 30, 2004, by and among the Registrant, Silicon Valley Bank, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp. is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.25	Second Loan Modification Agreement, dated April 29, 2004, by and among the Registrant, Silicon Valley Bank, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp. is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated April 29, 2004 (File No. 000-27597).
10.26	Registration Rights Agreement dated May 27, 2003 by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.27	Registration Rights Agreement, dated as of January 30, 2004, by and between Silicon Valley Bank and NaviSite, Inc. is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.28	Warrant to Purchase Stock, dated January 30, 2004, issued by NaviSite, Inc. to Silicon Valley Bank is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated January 30, 2004 (File No. 000-27597).
10.29	Intellectual Property Security Agreement dated May 27, 2003 by and between the Registrant and Silicon Valley Bank, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).

Exhibit
Number		Description

10.30		First Amendment to Loan and Security Agreement, dated June 2, 2003, by and between ClearBlue Technologies, Inc. and the Registrant, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.31		Letter Agreement, dated December 11, 2002, between ClearBlue Technologies, Inc. and the Registrant, is incorporated by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002 (File No. 000-27597).
10.32		Offer of Employment Letter to Kenneth Drake dated July 15, 2003 is incorporated by reference to Exhibits to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003 (File No. 000-27597).
10.33		NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant’s Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).
10.34		Form of Indemnification Agreement, as executed by Messrs. Andrew Ruhan, Arthur P. Becker, Gabriel Ruhan, James H. Dennedy, Larry W. Schwartz, Thomas R. Evans, John J. Gavin, Jr., James W. Pluntze and Kenneth Drake is incorporated by reference to Exhibits to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003 (File No. 000-27597).
10.35		Professional Services Agreement between the New York State Department of Labor and AppliedTheory Corporation dated November 2, 2000, is incorporated herein by reference to Exhibit 10.56 of AppliedTheory’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (File No. 000-25759) (File No. 000-27597).
10	.36†	Amendment No. 1 to Professional Services Agreement, dated as of May 2, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation.
10	.37†	Amendment No. 2 to Professional Services Agreement, dated as of October 5, 2001, by and between the New York State Department of Labor and AppliedTheory Corporation.
10	.38†	Amendment No. 3 to Professional Services Agreement, dated as of July 24, 2002, by and between the New York State Department of Labor and AppliedTheory Corporation.
10	.39†	Amendment No. 4 to Professional Services Agreement, dated as of November 12, 2002, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation).
10	.40†	Amendment No. 5 to Professional Services Agreement, dated as of March 25, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation).
10.41		Amendment No. 6 to Professional Services Agreement, dated as of September 24, 2003, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2003 (File No. 000-27597).
10.42		Amendment No. 7 to Professional Services Agreement, dated as of January 5, 2004, by and between the New York State Department of Labor and ClearBlue Technologies Management, Inc. (as assignee of AppliedTheory Corporation) is incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2004 (File No. 000-27597).
10.43		Amendment No. 8 to Professional Services Agreement, dated as of July 1, 2004, by and among The New York State Department of Labor and ClearBlue Technologies Management, Inc. (as designee of Applied Theory Corporation is incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2005 (File No. 000-27597).
10	.44†	Negotiable Promissory Note dated December 1, 2003 issued by the Registrant to U.S. Managers Realty, Inc.
10	.45†	Negotiable Promissory Note dated December 23, 2003 issued by the Registrant to U.S. Managers Realty, Inc.

Exhibit
Number		Description

10	.46†	Letter dated as of January 16, 2004, from Atlantic Investors, LLC as Lender to the Registrant as Borrower.
10	.47†	Promissory Note dated June 13, 2002 issued by ClearBlue Technologies Management, Inc. to AppliedTheory Corporation.
10	.48†	Promissory Note dated June 13, 2002 issued by ClearBlue Technologies Management, Inc. to AppliedTheory Corporation.
10	.49†	Lease and Services Agreement by and between NaviSite Europe Limited and Global Switch (London) Limited.
10.50		Registration Rights Agreement, dated June 10, 2004, by and between the Registrant and Surebridge, Inc. is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
10.51		Primary Note, dated June 10, 2004, issued by the Registrant to Surebridge, Inc. is incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
10.52		Escrow Note, dated June 10, 2004, issued by the Registrant to Surebridge, Inc. is incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated June 10, 2004 (File No. 000-27597).
10	.53†	Employment Agreement, dated as of May 6, 2004, by and between the Registrant and John J. Gavin, Jr.
10.54		Letter dated as of July 13, 2004, from Atlantic Investors, LLC as Lender to the Registrant as Borrower is incorporated herein by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated October 12, 2004 (File No. 000-27597).
10.55		Amendment No. 3 to Lease, by and between 400 River Limited Partnership and the Registrant, is incorporated herein by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated September 21, 2004 (File No. 000-27597).
10.56		Letter, dated as of October 12, 2004, from Atlantic Investors, LLC as Lender to the Registrant as Borrower is incorporated herein by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated October 12, 2004 (File No. 000-27597).
10.57		Letter Agreement dated April 29, 2004 by and among Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation and Intrepid Acquisition Corp is incorporated herein by reference the Registrant’s Current Report on Form 8-K filed on May 3, 2004 (File No. 000-27597).
10.58		Letter Agreement dated October 27, 2004 by and among Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp. and Lexington Acquisition Corp. is incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004 (File No. 000-27597).
10.59		Joinder Agreement dated as of July 28, 2004 by and between Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp. and Lexington Acquisition Corp. is incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004 (File No. 000-27597).
10.60		Offer Letter dated June 9, 2004 by and between the Registrant and Stephen Pace is incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on December 15, 2004 (File No. 000-27597).
10.61		Letter, dated as of January 14, 2005, from Atlantic Investors, LLC, as lender, to the Registrant, as borrower, is incorporated herein by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on January 19, 2005 (File No. 000-27597).
10.62		Settlement Agreement and Mutual General Release, dated as of January 13, 2005, by and among the Registrant, Atlantic Investors, LLC, Arthur P. Becker, Andrew Ruhan, Gabriel Ruhan and Convergence Associates, Inc., as agent for substantially all of the former Avasta shareholders is incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 10, 2005 (File No. 000-27597).

Exhibit
Number		Description

10.63		Amendment No. 1 to the NaviSite, Inc. Amended and Restated 2003 Stock Incentive Plan is incorporated herein by reference to Appendix II to the Registrant’s Definitive Schedule 14C filed January 5, 2005 (File No. 000-27597).
10.64		Warrant to Purchase Stock, dated May 27, 2003, issued by the Registrant to Silicon Valley Bank and subsequently transferred to Silicon Valley Bancshares, is incorporated herein by reference to Exhibits to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2003 (File No. 000-27597).
10.65		Joinder Agreement dated as of December 7, 2004 by and between Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp., Lexington Acquisition Corp., Surebridge Services, Inc., Surebridge Acquisition Corp. and ManagedOps.com, Inc. is incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2004 (File No. 000-27597).
10.66		Joinder Agreement dated as of December 7, 2004 by and between Silicon Valley Bank and the Registrant, ClearBlue Technologies Management, Inc., Avasta, Inc., Conxion Corporation, Intrepid Acquisition Corp., Lexington Acquisition Corp., Surebridge Services, Inc., Surebridge Acquisition Corp., ManagedOps.com, ClearBlue Technologies/Chicago-Wells, Inc., ClearBlue Technologies/Las Vegas, Inc., ClearBlue Technologies/Milwaukee, Inc., ClearBlue Technologies/Los Angeles, Inc., ClearBlue Technologies/Oakbrook, Inc., ClearBlue Technologies/Vienna, Inc., ClearBlue Technologies/New York, Inc., ClearBlue Technologies/Santa Clara, Inc., ClearBlue Technologies/Dallas, Inc., and ClearBlue Technologies/San Francisco, Inc. is incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2004 (File No. 000-27597).
14		Code of Business Conduct and Ethics of the Registrant is incorporated by reference to Exhibits to the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003.
23	.1*	Consent of Browne Rosedale & Lanouette LLP (included in Exhibit 5.1).
23.2		Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.3		Consent of PricewaterhouseCoopers LLP.
23.4		Consent of KPMG LLP.
24†		Power of Attorney

*	To be filed by amendment.

†	Previously filed.